Form 20-F
period 2019-12-31
New Frontier Health Corp
filed 2020-03-31
CIK 1737422

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-38562

New Frontier Health Corporation
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation)

10 Jiuxianqiao Road, Hengtong Business Park B7 Building, 1/F Chaoyang District, 100015, Beijing, China
(Address of principal executive offices)

Roberta Lipson Chief Executive Officer 10 Jiuxianqiao Road, Hengtong Business Park B7 Building, 1/F Chaoyang District, 100015, Beijing, China Tel: 86-10-59277000 Email: Roberta.Lipson@ufh.com.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Joel L. Rubinstein

Jonathan P. Rochwarger

Elliott M. Smith

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

Tel: (212) 294-6700

Fax: (212) 294-4700

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	NFH	New York Stock Exchange
Warrants, exercisable for ordinary shares	NFH WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares
Warrants

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

131,356,980 ordinary shares were issued and outstanding as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

ii

iii

PART I

INTRODUCTORY NOTE

On December 18, 2019, New Frontier Health Corporation (formerly known as New Frontier Corporation (“NFC”)), consummated the previously announced business combination (the “business combination”) pursuant to the Transaction Agreement, dated as of July 30, 2019 (the “Transaction Agreement”), by and among NFC, NF Unicorn Acquisition L.P., a Cayman Islands exempted limited partnership and wholly owned indirect subsidiary of NFC, Healthy Harmony Holdings, L.P., a Cayman Islands exempted limited partnership (“Healthy Harmony”), Healthy Harmony GP, Inc., a Cayman Islands exempted company and the sole general partner of Healthy Harmony (“HH GP”) and the sellers named therein, pursuant to which, on December 18, 2019 (the “Closing”), NFC (i) indirectly acquired 100% of the outstanding equity interests in Healthy Harmony and HH GP for approximately $1.3 billion in the aggregate and (ii) changed its name from New Frontier Corporation to New Frontier Health Corporation. The business operations of Healthy Harmony are conducted under the brand name “United Family Healthcare” and, together with HH GP, are referred to collectively herein as “UFH.”

Unless the context otherwise requires, “we,” “us,” “our,” “the Company,” “NFH” and “New Frontier Health Corporation” will refer to New Frontier Health Corporation and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements that express NFH’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the business combination, the benefits and synergies of the business combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Potential risks and uncertainties include those generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following tables set forth, for the periods and dates indicated, certain selected historical financial information. You should read the following selected combined financial and other data in conjunction with “Item 5 - Operating and Financial Review and Prospects” and the audited financial statements and respective notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future.

Prior to the business combination, NFC was a blank check company with nominal operations. On December 18, 2019, we completed the business combination, whereby we acquired UFH. In the business combination, NFC was deemed the accounting acquirer and UFH was deemed the acquiree, and our accounting predecessor. As a result of the application of the acquisition method of accounting as of the effective time of the business combination, the accompanying summary historical financial information includes a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable. The period presented from December 19, 2019 through December 31, 2019 is the “Successor” period. The periods presented from January 1, 2019 through December 18, 2019, the year ended December 31, 2018 and the year ended December 31, 2017 are the “Predecessor” periods.

The following tables set forth summary consolidated financial information as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor), from December 19, 2019 through December 31, 2019 (Successor), from January 1, 2019 through December 18, 2019 (Predecessor) and each of the two years ended December 31, 2018 (Predecessor). The consolidated financial information is derived from the audited consolidated financial statements included elsewhere in this prospectus.

The historical financial information of NFC (a special purpose acquisition company, or SPAC) prior to the business combination has not been reflected in the Predecessor financial statements as these historical amounts have been determined to be not useful information to a user of the financial statements. SPACs deposit the proceeds from their initial public offerings into a segregated trust account until a business combination occurs, where such funds are then used to either pay consideration for the acquiree or stockholders who elect to redeem their shares of common stock in connection with the business combination. SPACs will operate until the closing of a business combination, and the SPAC’s operations until the closing of a business combination, other than income from the trust account investments and transaction expenses, are nominal. Accordingly, no other activity in the Company was reported for periods prior to December 19, 2019 besides UFH’s operations as Predecessor. The financial information has been prepared in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board.

The consolidated financial statements are stated in thousands of Renminbi (“RMB”).

	Predecessor			Successor
	Year Ended December 31 2017	Year Ended December 31 2018	Period from January 1 to December 18 2019	Period from December 19 to December 31 2019
(in thousands)	RMB	RMB	RMB	RMB

Statement of Profit or Loss and Other Comprehensive Income Data:
Revenues	1,827,880	2,058,779	2,369,167	80,035
Net profit/(loss)	1,591	(154,046)	(228,378)	(230,297)

Statement of Cash Flows Data:
Net cash provided by operating activities	191,220	130,980	316,639	(80,432)
Net cash used in investing activities	(129,850)	(534,948)	(341,771)	(45,671)
Net cash provided by/(used in) financing activities	233,681	103,635	(189,961)	(9,702)

	Predecessor	Successor
	December 31 2018	December 31 2019
	RMB	RMB
Statement of Financial Position Data:
Total assets	5,172,462	14,649,635
Total liabilities	1,832,814	6,242,666
Total equity	3,339,648	8,406,969

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risk factors apply to the business and operations of New Frontier Health Corporation. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, cash flows, financial condition and results of operations of New Frontier Health Corporation. You should carefully consider the following risk factors in addition to the other information included in this report, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Relating to Our Business and Financial Condition

If our existing facilities fail to perform as expected, our overall business could be negatively impacted.

Our existing facilities are all strategic investments which have expected growth rates. These growth rates are based on many factors, including, but not limited to, a baseline expected ramp-up based on previously opened and ramped-up businesses, our management’s opinion and publicly available data on market capacity, planned capital investment in the Company, and our management’s best estimates and projections of macroeconomic, cultural, and regulatory factors based on publicly available data and information. Several of these factors make necessary assumptions and judgments based on management’s experience and expertise, and as such may be imperfect or subject to error. If these factors, assumptions, or judgments prove to be inaccurate or incomplete, the ramp-up of existing facilities could be negatively impacted and adversely affect our business. Furthermore, our management uses the cash flow expectations of its existing facilities, which take into account projected ramp-ups and growth trends, as inputs for certain of our financing and timing decisions relating to potential expansion projects and capital investments. Therefore, if existing facilities do not ramp up as expected, our future expansions and capital investments may have to be reassessed, or even delayed or canceled, which could adversely impact the overall business.

We may experience difficulties executing our expansion plans.

Our long-term expansion plans include targeted expansion into highly populated markets through the development of new facilities in cities such as Shenzhen, among others, as well as expanding current facilities and opening additional facilities in our existing markets, namely Beijing, Shanghai, Tianjin, Qingdao and Guangzhou. In addition, we plan to continue expanding the number and variety of services we offer at such facilities. As a result, we expect to continue to make capital expenditures over the coming years.

The profitability or success of our current and future projects and investments are subject to numerous factors, conditions and assumptions, many of which are beyond our control. Unfavorable outcomes could reduce our available cash and limit our ability to make cash investments in the future. This could result in lower investment interest or earnings which could result in net losses, and reduce our ability to service current or future indebtedness, which might require us to take on additional borrowings at higher costs. Any of these could have a material adverse effect on our future financial condition or results of operations. Further, any additional financing necessary to complete our expansion plans may not be available on favorable terms, or at all.

Commencement of facility construction is subject to governmental approval and permitting processes, which could materially affect the ultimate cost and timing of construction. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various projects or capital improvements at our facilities, including:

•	delays in mandatory governmental approvals;

•	additional land or facilities acquisition costs;

•	increases in the budgeted costs, including increases in the costs of construction materials and labor;

•	unforeseen changes in design or delays in construction permits;

•	litigation, accidents or natural disasters affecting the construction site; and

•	national or regional economic, regulatory or geopolitical changes.

•	future outbreaks of infectious diseases like the recent coronavirus (or COVID-19), or the previous SARS virus, which could delay the progress of construction projects due to the possible unavailability of construction workers, or government mandated work stoppages on construction sites.

In addition, actual costs could vary materially from our estimates if those factors or our assumptions about the quality of materials or labor required, or the cost of financing were to change. Should healthcare facility projects be abandoned or substantially decreased in scope due to the inability to obtain necessary permits or other governmental approvals or other unforeseen negative factors, we could be required to expense some or all previously capitalized costs, which could have a material adverse effect on our future financial condition or results of operations.

We may not be able to manage our expected growth and enlarged business.

We plan to make capital expenditures over the coming years to implement our expansion strategy. This growth strategy may not be successful for the following reasons:

•	Our ability to obtain additional capital for growth is subject to a variety of uncertainties, including our operating results, financial condition, capital market perception, general market conditions for capital raising activities by healthcare companies, and economic conditions in China.

•	Our profitability may be adversely affected by the additional costs and expenses associated with the operation of new facilities, increased marketing and sales support activities, technological improvement projects, the recruitment of new employees, the upgrading of our managerial, operational and financial systems, procedures and controls, and the training and management of our growing employee base.

•	The increased scale of operation will present our management with challenges associated with operating an enlarged business, including dedication of substantially more time and resources in operating and managing facilities in new geographic locations in China, ensuring regulatory compliance and continuing to manage and grow our business.

We cannot be certain that our cash flows will grow at all or grow rapidly enough to satisfy the capital and expenses necessary for our growth. It is difficult to assess the extent of capital and expenditure necessary for our growth and their impact on our operating results. Failure to manage growth and enlarged business effectively could have a material adverse effect on our business, financial condition and results of operations.

Our business is capital intensive and we may not be able to secure additional capital financing for new projects or execute new business strategies.

We currently have adequate capital to fund our current expansion projects. However, we may not be able to raise sufficient capital to complete some or all of our business strategies in the future, including new projects or acquisitions, or to react rapidly enough to changes in technology, products, services or the competitive landscape. Healthcare service providers often face high capital requirements in order to take advantage of new market opportunities, respond to rigorous competitive pressure and react quickly to changes in technology and as such, there can be no assurance that we will be able to satisfy our capital requirements in the future. In particular, our expansion strategy requires the construction and maintenance of new and existing healthcare facilities, which requires and depends upon the availability of significant capital, not all of which may be available at the time such project is considered or commenced. In the absence of sufficient available or obtainable capital, we would likely be unable to establish new facilities or maintain growth at our existing facilities as planned. In addition, we may incur costs for projects that may not be completed as projected, if at all, and we may be required to seek capital in financings under circumstances and at times that limit the optimization of the terms of such financings.

If leases at our existing facilities are not renewed or are cancelled, our overall business could be materially impacted.

Our premises are all leased from third parties, and in general have fixed terms. Approximately 9% of our leases in terms of the lease contract value are up for renewal in the next five years. If we are unable to renew our leases, or our leases are terminated before the lease ends, our existing operations may need to be relocated and we would have to pay the associated expenses of relocation, which could be significant. Operation relocation may have negative impacts on our business, including but not limited to: reduced patient volumes if a new location is inconvenient for existing patients; pressure on physician or administration teams if a new location is inconvenient for existing staff; reductions in available space for operations at a new location; less attractive lease terms at a new location; unanticipated capital expenditures to renovate a new location; and possible extra rent expense as we pay rent for a new location during construction and fit-out while a previous location continues operations. For example, the lease of one of the buildings of Beijing United Family Hospital (“BJU”), which covers a total of 6,184 square meters of leased area, is up for renewal by December 31, 2020. Our management team is in active discussions with the landlord to renew the lease. If we are unable to renew this lease, the existing operations of BJU may need to be relocated to the clinics and other UFH facilities in Beijing. The relocation may cause disruption of the operations and business of BJU and cause significant relocation expenses. In addition, BJU's operations and financial performance may be temporarily materially impacted. Any of these factors may have an adverse effect on our business and results of operations.

Expansion of private healthcare services to reach the Chinese population depends to some extent on the development of insurance products that are not widely available or used.

Expected growth of commercial medical insurance products availability and consumption by the Chinese population is an assumption for our growth and investment decisions. Currently, commercial medical insurance is not generally purchased by the majority of the Chinese population; however, according to the China Insurance Yearbook, gross written commercial health insurance premiums sold in China increased from approximately $12 billion in 2012 to approximately $76 billion in 2018 and, according to the EY White Paper on China Commercial Health Insurance, is expected to reach $181 billion by 2020. This rapid growth is anticipated to continue in the future. Furthermore, reimbursement under Chinese government public healthcare insurance is either not enough to cover the entire cost or partial cost of services at private healthcare facilities like ours, consequently, our patients often have to pay for their procedures themselves. This limitation may impede the attractiveness of our services as compared to services at public hospitals for which government benefits provide coverage, especially during economic downturns. As part of our expansion plans, we intend to implement initiatives to increase the number of our local Chinese patients, including increasing marketing outreach and piloting new commercial insurance products primarily targeted at local Chinese patients. If we are not able to achieve success with these initiatives or the commercial insurance industry does not grow as expected, our ability to continue to grow our business may be materially adversely affected.

Our financial performance may be affected by seasonal and annual fluctuations.

Our revenues are impacted by seasonal and annual fluctuations related to epidemiological, cultural, and lifestyle factors. For example, many expatriate and affluent Chinese families traditionally travel outside of China for spring and summer festival vacations, so our revenue typically decreases during those times of year. There are also regular seasonal epidemiological factors where certain medical conditions and patient volumes fluctuate over the course of the year, such as the annual flu season which typically boosts primary care volume during the winter months. In addition, there are often variations in demand year to year for obstetrics services depending on the relative attractiveness of any particular Chinese zodiac calendar year, with certain years being considered particularly attractive, boosting volume, and some considered particularly negative, with ensuing volume, revenue, and referral impacts. As a result of these and other unpredictable seasonal factors, our operating results may fluctuate and adversely impact our business.

New or ongoing health epidemics could adversely affect our operations.

An epidemic outbreak could significantly disrupt our ability to adequately staff our facilities and may generally disrupt operations. For example, in March 2003, several countries, including China, experienced an outbreak of a new and highly contagious form of atypical pneumonia now commonly known as Severe Acute Respiratory Syndrome, or “SARS.” The severity of the outbreak in certain municipalities, such as Beijing, and provinces, such as the Guangdong Province, materially affected general commercial activity. In particular, a large percentage of the expatriate community that uses our healthcare services left China during the height of the SARS epidemic and could be expected to do so again under similar circumstances. The SARS epidemic in China had a significantly negative impact on our healthcare business, and the extent of any adverse impact that any future SARS outbreak or similar epidemic, such as Avian flu or Swine flu, could have on the Chinese economy and on our business cannot be predicted at this time.

More recently, in December 2019, a novel strain of coronavirus, or COVID-19, was first identified in Wuhan, China, and subsequently spread throughout China and the rest of the world. The Chinese central government and local government in Wuhan and other cities in China introduced various temporary measures to contain the coronavirus outbreak, such as extension of the Lunar New Year holiday, travel restrictions, and voluntary and involuntary quarantines, which have impacted national and local economies to varying degrees. As a result, our operations have been impacted by temporary delays in business activities, commercial transactions and general uncertainties surrounding the duration of the government’s extended business and travel restrictions. In addition, our business operations could be disrupted if any of our employees contracts or is suspected of contracting the coronavirus or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection. Also, changes in patient healthcare consumption habits as a result of the epidemic, or patients voluntarily leaving China temporarily or permanently in response to this epidemic, could materially impact our business. The potential downturn brought by and the duration of the coronavirus outbreak are difficult to assess or predict and the actual effects on our business and the global economy will depend on many factors beyond our control. The extent to which the coronavirus impacts our results remains uncertain, and we are closely monitoring its impact. Our business, results of operations, financial conditions and prospects could be directly adversely affected, as well as indirectly, to the extent that the coronavirus or any other epidemic harms the Chinese and global economies in general.

As of March 2020, the number of COVID-19 cases in China has been significantly reduced, but the number of cases are increasing globally, the effects of which may materially and negatively impact our business, through lower international travel and commerce, interrupted supply chains, international recruiting difficulty, general international economic softness leading to lower consumer sentiment and spending, as well as numerous other unknown and unforeseeable negative consequences which could negatively impact our operations and business. In addition, any future health pandemic or similar outbreak could severely restrict the level of economic activity in affected areas, which could have a material adverse effect on our business and results of operations.

If we fail to manage our growth or maintain adequate internal accounting, disclosure, data security, and other controls, our business could be adversely affected.

We have expanded our operations rapidly in recent years and continue to explore ways to extend our service and product offerings. Our growth may place a strain on our management systems, information technology systems, resources, internal control over financial reporting and disclosure controls. Our ability to operate our business requires adequate information systems and resources as well as sufficient oversight from senior management. As such, our ability to manage our operations and future growth will require us to continue to improve our operational, financial, data, and management controls, including our internal control over financial reporting and disclosure controls, reporting systems and procedures. As a result of our expansion, we may not be able to maintain adequate controls and procedures or implement improvements to our management, information technology, and control systems in an efficient or timely manner and may discover deficiencies in our existing systems and controls. Our inability to successfully manage our growth and expand our operations could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We face competition that could adversely affect our results of operations.

Our Beijing, Shanghai, Tianjin, Qingdao, Guangzhou, and Hangzhou healthcare facilities compete with a large number and variety of healthcare facilities in their respective markets. There are many public Chinese hospitals and many of these offer so called “VIP” services, which cater mostly to the affluent Chinese market as well as some foreign residents, and also international clinics serving the expatriate and diplomatic communities and affluent Chinese population. There can be no assurance that these or other hospitals, clinics or facilities will not commence or expand their operations, which could increase competition and potentially affect our market position. Further, there can be no assurance that a qualified Western-style or other healthcare organization, having greater resources in the provision or management of healthcare services, will not enter the market and provide similar services to those being provided by us in any of the cities in which we currently operate or plan to expand. Any shift in the competitive landscape could adversely affect our business, such as driving down market perception on prices for private healthcare services.

Competition in payor systems may also emerge in the Chinese private healthcare industry. Managed care or HMO models, innovative payor contract models, or new or reformed government payor systems could change our payor mix, putting pressure on prices as we seek to attract patients from managed care networks, sign payor contracts, or be eligible for new or reformed government reimbursement systems.

If our management decides or is compelled to lower prices as a competitive strategy or reaction for these or other reasons, revenues may be negatively impacted and overall profitability and growth may be adversely affected.

Our business may be adversely affected by inflation or foreign currency fluctuation.

We generate 100% of our revenue and incur approximately 99% of our expenses in Chinese Yuan (“RMB”) within China. The RMB is not freely traded and is closely controlled by the Chinese government and so the value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, the political situation as well as economic policies and conditions. In addition, it is difficult to predict how market forces or Chinese or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

Changes in inflation rates and the exchange rate between RMB and the U.S. dollar could significantly impact our operations by, among other things, decreasing the volume of expatriate patients in China as a result of the increased cost of living in China, and making it harder or more expensive for us to recruit and hire foreign physicians. Changes in inflation and exchange rates may also negatively impact our local Chinese patient volumes by lowering disposable income available for premium healthcare services. Furthermore, changes in inflation rates in China and in other countries, could adversely impact our business by increasing costs and creating pressure to increase prices. As such, any significant fluctuations in the inflation rate or the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position. Fluctuations in the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes. These and other unpredictable negative consequences of unexpected movements in inflation and foreign exchange rates may adversely impact our business and prospects.

Our business is heavily regulated and failure to comply with those regulations could result in penalties, loss of licensure, additional compliance costs or other adverse consequences.

Healthcare providers in China, as in most other countries, are required to comply with many laws and regulations at the national and local government levels. These laws and regulations relate to, among other things: operating licenses; the conduct of operations; the relationships among hospitals and their affiliated providers; the ownership of facilities; the addition of new facilities and services; patient confidentiality, maintenance and security issues associated with medical records; billing of services; and pricing of services. If we fail to comply with applicable laws and regulations, we could suffer penalties, including the loss of our licenses to operate. In addition, we lease our healthcare facilities, including buildings that may be owned by state-owned enterprises, and in those circumstances, we may be subject to unfavorable terms, such as early termination clauses.

In addition, further healthcare legislative reform is likely, and although recent policy announcements and healthcare reform legislation has all pointed to more market opening and other issues which are beneficial to our development, there is no assurance that future legislation will always be reflective of the current policy environment. Unexpected new policies adverse to our development could materially adversely affect our business and results of operations in the event we do not comply or if compliance is costly. It is not possible to anticipate the exact nature of future healthcare legislative reform in China, which depends largely on factors such as the Chinese Ministry of Health’s priorities, the political climate, and political priorities that can vary significantly from year to year. As such, legislative reform in China is often unpredictable. Consequently, if our business fails to comply with any of these reforms for any reason, it could result in penalties, loss of licensure, additional compliance costs or other adverse consequences.

If we fail to properly manage the registration of the medical professionals at the medical facilities in our network, we may be subject to penalties against such medical facilities, including fines, loss of licenses, or an order to cease practice, which could materially and adversely affect our business and results of operations.

The practicing activities of medical professionals are strictly regulated under laws, rules and regulations in China. For instance, in China, medical professionals who practice at medical facilities must hold practicing licenses and may only practice within the scope of their licenses and at the specific medical facilities at which their licenses are registered. Furthermore, in China, if a medical professional is found to be practicing at a medical facility where he or she is not properly registered, both the individual and the medical facility will be subject to administrative penalties. Our failure to properly manage the registration of medical professionals in our medical facilities may subject the physicians, us or the individual medical facilities in our network to administrative penalties including fines, loss of licenses, or even an order to cease practice, any of which could materially and adversely affect our business and results of operations.

If we do not attract and retain qualified physicians, administrators or other hospital personnel, our hospital operations would be adversely affected.

Our success in operating our hospitals and clinics is, in part, dependent upon the number and quality of the physicians, administrators and other medical personnel working at these facilities and our ability to retain them. As we offer premium, internationally accredited healthcare services at our hospitals and clinics, we are dependent on attracting a certain number (depending on market profiles) of qualified healthcare professionals, who may experience cultural challenges working in China and may not be willing or able to remain in China for the extended periods of time which are preferable for physician employment. In addition, physicians may terminate their affiliation with our hospitals at any time. The failure to recruit and retain qualified physicians, management, nurses and other medical support personnel, or to control labor costs, could have an adverse effect on our business and results of operations.

We depend on key personnel for the success of our business.

Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel, including our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President of Medical Affairs, Chief Nursing Officer and the general managers of our hospitals. In addition, there is significant competition for employees with expertise in the healthcare industry in China. In order to succeed, we need to be able to retain our executive officers and key personnel and attract highly skilled personnel in various functions of our business. We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel, as and when needed, our business may be adversely affected.

Our business is highly dependent on our reputation. Failure to further develop, maintain or enhance our reputation may materially and adversely affect our business, financial condition and results of our operations.

Our reputation is critical to our success in the healthcare services market in China. Our management believes that our brand is well regarded by our patients. However, our failure to develop, maintain or enhance our reputation may materially and adversely affect our business, financial condition and results of our operations.

Many factors are important for maintaining and enhancing our reputation and may negatively affect our reputation if they are not properly managed, such as:

•	Our ability to effectively manage the quality of our services and facilities in our hospitals and clinics, including monitoring the performance of our physicians and other medical professionals;

•	Our ability to provide convenient and reliable medical treatments;

•	Our ability to increase our brand awareness among existing and potential patients;

•	Our ability to meet and exceed our patients’ expectations;

•	Our ability to protect the confidentiality of patient data; and

•	Our ability to adopt new technologies or adapt our systems according to our patients’ needs and/or new industry standards.

Any problems with our services, if publicized in the media or otherwise, could negatively impact our reputation. Similarly, inappropriate or inadequate communication following a major crisis, such as a major operational incident, cybersecurity breach, breach of law or ethics or leak of market-sensitive confidential information, could quickly and seriously impair our reputation. Depending on the nature of such crisis, effective communication may not mitigate serious damage to our reputation and may expose us to criminal and civil prosecution or class action suits by shareholders and other interested parties. Any of these risks can have a material adverse impact on our business.

If we fail to maintain important business relationships with certain key third parties, our business, reputation, financial condition and results of operations may suffer.

The medical facilities in our network have established certain cooperation relationships with various third parties, such as suppliers of medical devices (ranging from medical beds to Da Vinci surgical systems), pharmaceutical drug manufacturers and distributors, marketing agencies and other hospitals and clinics outside of our network who refer patients to our facilities. Each of these relationships is important to us as they enable us to provide quality service and enhance our reputation and brand name in China. For example, we work with certain e-commerce sites to market and sell care packages to expectant patients and their families, which is a key patient base for us. If this relationship were to be damaged, obstetrics volume could be negatively impacted.

There is no assurance that we can maintain our cooperation arrangements with such third parties. Should such arrangements become unsuccessful, the number of patients and in turn our revenue may be adversely affected. In addition, as certain arrangements may not be exclusive, there is no assurance that such third parties would not enter into similar arrangements with our competitors or otherwise act in a manner adverse to our interests. If we fail to maintain the cooperation arrangements with these third parties or if these third parties fail to fulfill their obligations under the cooperation arrangements, or if they form relationships with our competitors, our business, reputation, financial condition and results of operations may be adversely affected.

Unauthorized use of our brand name by third parties may adversely affect our business.

We consider our brand name to be critical to our success. In addition, our continued ability to differentiate our business from the other premium private healthcare providers and other potential new entrants would depend substantially on our ability to preserve the value of our brand name. We rely on trademark law, company brand name protection policies, and agreements with our employees, patients and business partners to protect the value of our brand name. In particular, the UFH brand name has been registered as a “well-known trademark” by the Trademark Office of the State Administration for Market Regulation of the People’s Republic of China (which had been reorganized as the Trademark Office of National Intellectual Property Administration since March 2018). We have also completed the trademark registration process and have been licensed to use several other related trademarks and we currently have 32 trademarks registered under the name of our wholly foreign-owned enterprise, United Family Healthcare Management Consulting (Beijing) Co., Ltd. (the “UFH (WFOE)”), and 108 trademarks registered under the name of Chindex Inc., one of our subsidiaries. However, there can be no assurance that the measures taken by us in this regard are adequate to prevent or deter infringement or other misappropriation of our brand name. Among others, we may not be able to detect unauthorized use of our brand name or copycat in a timely manner because our ability to determine whether other parties have infringed our brand name is generally limited to information from publicly available sources. In order to preserve the value of the UFH brand name, we may have to take legal action against third parties. Nonetheless, because the validity, enforceability and scope of trademark protection in China is uncertain and still evolving, we may not be successful in litigation. Further, future litigation may also result in substantial costs and diversion of our resources and disrupt our business.

As a provider of medical services, we are exposed to inherent risks relating to malpractice and other claims and we may not be adequately insured against such liabilities.

In recent years, physicians, hospitals and other healthcare providers in China have become subject to an increasing number of legal actions alleging malpractice or related legal issues. In addition, as a provider of medical services, any misdiagnosis or improper treatment may result in negative publicity regarding our business or our services, which would harm our reputation. If we are found liable for malpractice, we may be required to pay substantial monetary damages and legal costs.

To protect our business from the cost of any such claims, we maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available at a reasonable cost for them to maintain adequate levels of insurance. In addition, even if we are able to successfully defend ourselves against a certain claim, we could be required to spend significant management, financial and other resources in the process, which could disrupt our business, and our reputation and brand name may also suffer.

Our insurance coverage may not be sufficient to cover the risks related to our business, and its insurance costs may increase significantly.

Our management believes it has obtained an adequate amount of insurance for the insurable risks relating to our business, including medical malpractice insurance. However, there is no assurance that the insurance policies it maintains are sufficient to cover our business operations. If UFH was to incur substantial liabilities that were not covered by its insurance, UFH could incur costs and losses that could materially and adversely affect its results of operations. Furthermore, UFH cannot assure you that it will be able to continue to maintain insurance with adequate coverage for liability or risks arising from any of its services on acceptable terms. Even if the insurance is considered adequate by management, insurance premiums could increase significantly which could result in higher costs to the company, or insurance terms could change which result in higher effective costs to the company.

We depend on our information systems, which if not implemented, maintained, and secured, could adversely affect our operations.

Our business is dependent on effective information systems that assist us in, among other things, monitoring, assessing utilization and other cost factors, supporting our healthcare management techniques, processing billing and providing data to regulators, and maintaining patient, employee, and corporate privacy and security. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely impacted.

Our information systems and applications require regular maintenance, upgrading and enhancement to meet operational needs. Moreover, the proposed expansion of our facilities and similar activities require transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems capabilities throughout our healthcare services operations. Upgrades, expansions of technological capabilities, and other potential system-wide improvements in information systems may require significant capital expenditures. If we experience difficulties with the transition to or from information systems or are unable to properly implement, finance, maintain or expand such systems, our business could suffer, among other things, from operational disruptions, which could adversely affect our business prospects or results of operations.

We are subject to cyber security risks and other cyber incidents, including the misappropriation of information and other breaches of information security which could adversely affect our business and disrupt our operations.

In the normal course of conducting business, we collect and store sensitive data on our systems, including personal information of patients and employees, including patient medical records, financial information and documentation, and various internal operational documentation. Despite the security measures we have in place and any additional measures we may implement in the future to safeguard our systems and to mitigate potential security risks, our facilities and systems could be vulnerable to cyber security breaches, such as unauthorized access, accidents, employee errors or malfeasance, computer viruses, hackings or other disruptions. Such breach could compromise the security of our data and information technology infrastructure, thereby exposing such information to unauthorized third parties. Techniques used to obtain unauthorized access to information systems, or to sabotage those systems, change frequently and generally are not recognized until launched against a target. We may be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Any disruption of our systems or security breach or event resulting in the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us directly or by an unauthorized third-party, could damage our reputation, result in the incurrence of costs, expose us to the risks of litigation and liability, result in regulatory penalties under laws that protect privacy of personal information, disrupt our business or otherwise affect our results of operations.

If we fail to implement and maintain an effective system of internal controls over financial reporting to remediate our material weakness, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

UFH was a private company from 2014 through the closing of the Business Combination, and as such, required fewer financial reporting personnel than public companies who must comply with additional SEC regulatory requirements, such as Section 404 of the Sarbanes-Oxley Act (“Section 404”), as well as the added requirements of a complete system of internal control over financial reporting required by the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The standards required for a public company under Section 404 and COSO are significantly more stringent than those that were required of UFH when it was a privately-held company. Therefore, in connection with the audits of our consolidated financial statements as of December 31, 2019 and 2018, and for the period from December 19, 2019 to December 31, 2019, for the period from January 1, 2019 to December 18, 2019, and for each of the two years in the period ended December 31, 2018 , our management and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is the Company’s lack of sufficient financial reporting personnel with requisite knowledge and experience in application of SEC rules. We are still in the process of implementing a number of measures to address the material weakness. See “Item 15B –Internal Control Over Financial Reporting” for further details. However, we cannot assure you that these measures may fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

In accordance with Section 404 and the guidance contained in Section 215.02 of the SEC’s Regulation S-K Compliance and Disclosure Interpretations, we did not include a report from management on the effectiveness of our internal control over financial reporting in this report, however, we will include a report in our next annual report on Form 20-F. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our debt could impair our financial condition and prevent us from fulfilling our business obligations.

In connection with the closing of the business combination, NF Unicorn Chindex Holding Limited, our wholly owned indirect subsidiary, entered into seven-year senior secured credit facility in an aggregate amount of RMB 2,094,600,000 (i.e., the RMB equivalent of  $300,000,000) with China Merchants Bank Co., Ltd., New York Branch and Shanghai Pudong Development Bank Putuo Sub-Branch as arrangers and original lenders (the “Senior Secured Term Loan”), which funds were used to finance the business combination (in part). As of December 31, 2019, we had total indebtedness of approximately $353,538,000 and cash on hand of approximately $248,501,000. Such indebtedness could affect our future operations, for example by:

•	requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital, capital expenditures, acquisitions and other business purposes;

•	making it more difficult for us to satisfy all of our debt obligations, thereby increasing the risk of triggering a cross-default provision;

•	increasing our vulnerability to economic downturns or other adverse developments relative to less leveraged competitors;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other corporate purposes in the future; and

•	increasing the cost of borrowing to satisfy business needs.

In addition, the terms of our indebtedness impose significant restrictions on our operating and financial flexibility through various covenants that limit the ability of Chindex and its subsidiaries to, among other things:

•	incur or guarantee additional indebtedness;

•	make restricted payments, including dividends and management fees;

•	create or permit certain liens; and

•	enter into certain business combinations and asset sale transactions.

If the terms of our debt financing arrangements preclude us from pursuing certain business opportunities, our business and prospects could be adversely affected.

We may be unable to service or refinance our debt.

Our ability to make scheduled payments on, or to reduce or refinance, our indebtedness will depend on our future financial and operating performance. To a certain extent, our future performance will be affected by the impact of general economic, financial, competitive and other factors beyond our control, including the availability of financing in the banking and capital markets. We cannot be certain that our business will generate sufficient cash flow from operations to service our debt. If we are unable to meet our debt obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt to avoid defaulting on our debt obligations or to meet other business needs. A refinancing of any of our indebtedness could be at higher interest rates, could require compliance with more onerous covenants that further restrict our business operations, could be restricted by another of our debt instruments outstanding, or refinancing opportunities may not be available at all.

Our warrants became exercisable for our ordinary shares 30 days after the consummation of the business combination. If they are exercised they would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

We issued public warrants to purchase 14,375,000 ordinary shares at $11.50 per share and private placement warrants to purchase 7,750,000 ordinary shares in connection with our IPO, and we issued forward purchase warrants to certain institutions and accredited investors in connection with the business combination to purchase an aggregate of 4,750,000 ordinary shares at $11.50 per share at the consummation of the business combination. The ordinary shares issued upon exercise of our public warrants, private placement warrants and forward purchase warrants will result in dilution to the then existing holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

New Frontier Public Holding Ltd. (the “Sponsor”) has significant influence over us.

The Sponsor beneficially owns approximately 13.16% of our ordinary shares (including warrants to purchase ordinary shares). In addition, in connection with the closing of the business combination, the Sponsor entered into (i) certain irrevocable proxies with certain shareholders, pursuant to which such shareholders agreed to grant an irrevocable proxy to the Sponsor to exercise all voting rights attaching to any ordinary shares held by such shareholders at all of our shareholder meetings, and (ii) certain director support agreements with certain shareholders, pursuant to which each such shareholder agreed to, at any of our shareholder meetings, vote all of the ordinary shares directly or indirectly owned or controlled by such shareholder or its affiliates or over which such shareholder or any of its affiliates has voting power to elect each and every person who is nominated by the Sponsor or whom is voted in favor of by the Sponsor to serve as a director of us. As a result of the entry into the aforementioned agreements, the Sponsor has the power to indirectly control approximately 55.3% of our outstanding ordinary shares (including warrants to purchase ordinary shares). As long as the Sponsor owns or controls a significant percentage of our outstanding voting power, it will have the ability to strongly influence all corporate actions requiring shareholder approval.

In addition, pursuant to the Sponsor Director Nomination Agreement entered into at the consummation of the business combination, the Sponsor has the right to nominate that number of directors for election to our board of directors equal to the total number of directors to be nominated, less the number of directors nominated by Vivo Capital Fund IX (Cayman), L.P. (“Vivo”), Fosun Industrial Co., Limited (“Fosun”) and Roberta Lipson pursuant to the terms of the Vivo Director Nomination Agreement, the Fosun Director Nomination Agreement and the Lipson Employment Agreement, respectively.

As a result, the Sponsor’s interests may not align with the interests of our other shareholders. The Sponsor is affiliated with NFG, which is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Charter provides that we renounce any interest or expectancy in the business opportunities of the Sponsor and its directors, managers, officers, members, partners, managing members, employees and/or agents and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.

Our Charter provides that we waive any interest or expectancy in corporate opportunities presented to NFG, Fosun, Vivo and their respective affiliates and representatives, including the Sponsor.

Our Charter provides that, to the fullest extent permitted by applicable law, we renounce and waive any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities that are from time to time presented to NFG, Fosun, Vivo and their respective affiliates and representatives, including the Sponsor, even if the opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of NFG, Fosun, Vivo and their respective affiliates and representatives will generally be liable to us for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues, acquires or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us unless, in the case of any such person who is a director or officer, such corporate opportunity is expressly offered to such director or officer solely in his or her capacity as a director or officer. This will allow NFG, Fosun and Vivo to compete with us. Strong competition for investment opportunities could result in fewer such opportunities for us. We likely will not always be able to compete successfully with our competitors and competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Our Board may be limited in its ability to defend against an unsolicited takeover attempt by Fosun or its affiliates.

In accordance with the terms of the Fosun Rollover Agreement, we agreed not to establish a shareholder rights plan, rights agreement, “poison pill,” or similar anti-takeover arrangement that would limit the ability of Fosun or any of its affiliates from acquiring or transferring ordinary shares, in each case, without the prior written consent of Fosun and unanimous approval of our board of directors. This arrangement could limit the ability of our board of directors to take certain types of defensive actions against a potential takeover attempt by the Fosun or its affiliates, even if our board believes that, in the absence of this arrangement, these types of defensive actions would be in the best interests of our company.

Our only significant asset is ownership of 100% of UFH, which may not be able to pay dividends or make distributions to enable us to pay any dividends on our ordinary shares or to satisfy our other financial obligations.

We have no direct operations and no significant assets other than the ownership of 100% of UFH. As such, we depend on UFH for distributions and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our ordinary shares. The earnings from, or other available assets of, UFH may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our ordinary shares or satisfy our other financial obligations.

The Chinese government imposes strict controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currencies out of China. The principal regulation governing foreign currency exchange in China is the Regulations of China on Foreign Exchange Administration, as amended in 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations and other relevant regulations and rules, including Explanations to Regulations on Foreign Exchange Sale, Purchase and Payment (1996), RMB are freely convertible for “current account” transactions, including the distribution of dividends and interest payments, subject to the condition that the remittance of such dividends outside of China complies with certain procedures under Chinese foreign exchange regulation. In order to convert RMB for “capital account” transactions, such as capital injections and loans outside China, the prior approval of, or registration with, the Chinese State Administration of Foreign Exchange, or “SAFE” or its authorized local branches is required.

Under the current regulatory regime in China, both domestically-funded enterprises and foreign-invested enterprises in China may pay dividends only out of their after-tax profit, if any, determined in accordance with Chinese accounting standards and regulations. Our wholly foreign-owned enterprises and domestically-funded enterprises in China are required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, whereas our equity joint venture (“EJV”) subsidiaries and cooperative joint venture (“CJV”) subsidiaries have discretion in deciding on the percentage of reserve funds and other funds. Domestically-funded enterprises, wholly foreign-owned enterprises, EJVs and CJVs shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. For a discussion of the impact of these rules on our business, please see the section entitled “Item 3. Key Information — D. Risk Factors —  Changes in the Foreign Investment Law and regulatory regime could have an impact on the transactions and the operation of our business.”

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although NFC conducted due diligence on UFH in connection with the business combination, we cannot assure you that this diligence revealed all material issues that may be present in our business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of our control will not later arise. As a result, we may be forced to write-down or write-off assets, restructure our operations, or incur impairment or other charges in the future that could result in losses. Even if the due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject. Accordingly, our shareholders could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation materials relating to the business combination contained an actionable material misstatement or material omission.

If the benefits of the business combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the business combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline. In addition, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the business combination, trading in our ordinary shares was not active. Accordingly, the valuation ascribed to our ordinary shares in the business combination may not be indicative of the price that will prevail in the trading market following the business combination. If an active market for our securities develops and continues, the trading price of our securities following the business combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning our business or the industries in which we operate in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	our ability to market new and enhanced products and services on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of our ordinary shares available for public sale;

•	changes in our board or management;

•	sales of substantial amounts of ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock markets in general, and the NYSE in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

Following the business combination, the price of our securities may fluctuate significantly due to the market’s reaction to the business combination and general market and economic conditions. An active trading market for our securities following the business combination may never develop or, if developed, it may not be sustained. In addition, the price of our securities after the business combination can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on, or become delisted from, the NYSE for any reason, and are quoted in the over-the-counter market, the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We may experience difficulties integrating UFH management and operations with our management and operations.

Prior to the business combination requires the integration of UFH, a healthcare services company, with NFC, a special purpose acquisition company with limited operations. These two companies had significantly different histories, growth, management, scale, and strategic focus. Growth of our company going forward may be adversely affected by how well and in what way the two separate companies integrate and restructure themselves, and may include human resource issues, reporting structure changes, or other issues. If we experience problems with integration, a decrease in operational efficiency and/or other unknown factors may negatively impact our business outlook.

Our credit facilities contain certain financial and other covenants. The failure to comply with such covenants could have an adverse effect on us.

In connection with the closing of the business combination, NF Unicorn Chindex Holding Limited, our wholly owned indirect subsidiary, entered into seven-year senior secured credit facility as of December 9, 2019 with China Merchants Bank Co., Ltd., New York Branch and Shanghai Pudong Development Bank Putuo Sub-Branch as arrangers and original lenders, and Shanghai Pudong Development Bank Putuo Sub-Branch as agent and security agent (the “Senior Secured Term Facility Agreement”). The proceeds of the Senior Secured Term Loan were applied towards financing the business combination at the consummation of the business combination Date.

The Senior Secured Term Facility Agreement sets out restrictions on, among others, transactions between the borrower, Chindex and its subsidiaries (each, a “Chindex Group Member”) and HHH Inc. and its subsidiaries as at the consummation of the business combination Date (each, an “Existing HHH Group Member” and together the “Existing HHH Group”), including: (i) restrictions on material transactions of any Chindex Group Member with any Existing HHH Group Member except on arm’s length terms or better (from the perspective of the Chindex Group Member) subject to exceptions agreed in the Senior Secured Term Facility Agreement, and (ii) restrictions on loans, credits or guarantees to be made by any Chindex Group Member or any Existing HHH Group Member, subject to exceptions agreed in the Senior Secured Term Facility Agreement (including, amongst others, any intercompany loans made by or guarantees granted by (x) a Chindex Group Member to or in favor of another Chindex Group Member or an Existing HHH Group Member or (y) by an Existing HHH Group Member in respect of the obligations of, to or in favor of, another Existing HHH Group Member, a Chindex Group Member or NFC or any of its subsidiaries (together, the “NFC Group”), provided that, amongst others, (in respect of the guarantee provided by an Existing HHH Group Member the proceeds of such indebtedness or obligations are reinvested into HHH Inc. and its subsidiaries and /or the Chindex Group by way of equity injection or subordinated intercompany loan. Separately, there are general restrictions (i) that the aggregate consideration paid by the Chindex Group Members for any permitted acquisitions and permitted joint ventures to or in respect of any HHH Group Member and the aggregate intercompany loans made by the Chindex Group Members to the HHH Group Members shall not at any time exceed RMB800,000,000 or the equivalent during the life of the Senior Secured Term Loan, except to the extent funded by (x) any equity injection or shareholder loan made by NFC (or its affiliate) to any Chindex Group Member, and (y) an aggregate amount up to US$150,000,000 funded by NFC (or its affiliate) to any Chindex Group Member by way of the equity injection, which is further provided by such Chindex Group Member to any HHH Group Member by way of equity injection or intercompany loan for the purpose of financing or refinancing the capital expenditure of HHH Group (the “General Basket”), and (ii) in respect of each Chindex Group Member, the making of any permitted acquisition, joint venture investment or restricted payment, or the provision of intercompany loans, entrustment loans or guarantees permitted under the credit agreement related to the Senior Secured Term Loan, shall not have any material adverse effect on NF Unicorn Chindex Holding Limited’s ability to comply with its payment obligations under the finance documents, or to fund any operating expenses in the ordinary course of business in any material respect, or its ability to comply with financial covenants under the credit agreement related to the Senior Secured Term Loan.

In addition, the Senior Secured Term Facility Agreement contains certain financial and other general covenants including a net leverage ratio covenant, and limitations on, among other things, liens or security, financial indebtedness, merger, acquisitions, joint venture, change of business, payment of dividends and other distributions of its share capital, provision of loans, credit or guarantee, disposal of assets, and collection accounts and cash pooling arrangement. Any failure to comply with the restrictions of the credit facilities may result in an event of default under the Senior Secured Term Facility Agreement, and we may then be required to repay such debt with capital from other sources. The credit agreement bears interest at variable rates. If benchmark interest rates designated thereunder increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow.

We may need additional capital in the future, and it may not be available on acceptable terms.

We may need to access the debt and equity capital markets. However, these sources of financing may not be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and ability to incur additional debt in compliance with agreements governing our then-outstanding debt. These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we are unable to generate sufficient funds from operations or raise additional capital, our growth could be impeded.

Risks Relating to Doing Business in China

A severe or prolonged downturn in the global or Chinese economy could adversely affect our business, results of operations and financial condition.

The potential trade war between the U.S. and China, as well as the impact of the COVID-19 pandemic may cause long-term global economic turmoil. A prolonged slowdown in the global or Chinese economies, including sustained periods of decreased consumer spending, higher unemployment levels, declining consumer or business confidence and continued volatility and disruption in the credit and capital markets, may have an adverse effect on our business. Unfavorable economic conditions could lead to a decrease in consumer spending on discretionary items, such as our premium services, and could cause our potential patients to delay their treatments or seek treatments at public hospitals where the cost of such services are covered by public insurance. In addition, if global economic uncertainty continues, international companies with offices in China may decide to close or otherwise significantly reduce their headcount in China. This could lead to a significant reduction in our patient base, which is largely dependent on expatriates and affluent Chinese patients. Any of these situations could have a material adverse effect on our business, results of operations and financial condition.

The economic policies of the Chinese government and economic growth of China could adversely affect us.

Substantially all of our assets are located in China, and all of our revenue is derived from operations in China. Accordingly, our business, financial condition and results of operations are subject to a significant degree, to economic, political and legal developments in China.

The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving and rapidly changing regulatory system; and

•	a lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and across various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the global financial crisis. The growth rate of China’s gross domestic product has slowed in recent years to 6.6% in 2018 from 9.4% in 2009, according to the National Bureau of Statistics of China and could slow further in the coming years due to the impact of the COVID-19 outbreak. The Chinese government has implemented various measures to jump start the economy, encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our business. For example, our financial condition and results of operations may be adversely (or positively) affected by government control over capital investments, foreign currency exchange restrictions or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China are still owned by the Chinese government. The continued control of these assets, including formal ownership by the Chinese government of the land used for our facilities, and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies, including state owned public hospitals.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business.

Labor policy changes or reforms by the Chinese government could adversely affect our business.

The Chinese government has strong control and oversight of labor law and labor contract law and enforces compliance with these laws. The government has taken actions to improve protection of employees’ rights, often serving to increase the responsibilities and labor costs of employers. Some significant changes include a requirement to offer permanent employment at the conclusion of two successive fixed term employment contracts; a requirement to pay severance in all cases of termination except for extreme breach of contract by the employee or the employee’s voluntary resignation; and a requirement for the employer to pay financial compensation in return for the employee’s non-compete agreement. Our business is highly dependent on labor for clinical, facility and administrative teams, our business is particularly sensitive to labor reforms that could increase labor costs, such as increasing minimum wages, pension or healthcare contributions, and preferential tax deduction policies. Any changes to such reforms could significantly increase our labor costs, with associated negative impacts of lowering profitability, available cash for expansions, and other negative impacts.

The Chinese legal system may not provide us with adequate protections.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, the Chinese legal system is a system in which decided legal cases have little precedential value. As such, there are substantial uncertainties regarding the interpretation and application of China’s laws and regulations. The Chinese government has been developing a comprehensive system of commercial law, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. In addition, new laws and regulations that affect existing and proposed future businesses may also be applied retroactively, which can create significant uncertainty. We cannot predict what effect the interpretation of existing or new laws or regulations may have on our business in China. If the relevant authorities determine that we are in violation of any laws or regulations, they would have broad discretion in dealing with such violations, including, among other things: (i) levying fines and (ii) requiring that we discontinue any portion or all of our business in China.

Changes in the Foreign Investment Law and regulatory regime could have an impact on future transactions and the operation of our business.

On March 15, 2019, the National People’s Congress of China promulgated the Foreign Investment Law which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Law of the People’s Republic of China on China-Foreign Equity Joint Venture (the “EJV Law”), the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises and the Law of the People’s Republic of China on China-Foreign Contractual Joint Ventures (together with the EJV Law, the “JV Laws”), each of which applied to some entities incorporated in China and controlled (directly or indirectly) by us. The Foreign Investment Law embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Since the Foreign Investment Law recently became effective, uncertainties exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

In addition, the Foreign Investment Law requires that all foreign invested enterprises in China must comply with either the Company Law of the People’s Republic China or the Partnership Enterprise Law of the People’s Republic China for purposes of their corporate governance structure, organizational form and operational rules, except that foreign invested enterprises established prior to the effective date of the Foreign Investment Law may keep their current corporate governance structure, organizational form and operational rules for a five year transition period ending on December 31, 2024. As a result of the implementation of the Foreign Investment Law, our Chinese subsidiaries that were initially established as China-Foreign Equity Joint Ventures (“EJV”), such as Shanghai Pudong United Family Hospital (“PDU”) and China-Foreign Contractual Joint Ventures (“CJV”), may have to amend their formation documents to take into account some of the material corporate governance and structural differences between the JV Laws and the Company Law. For example, whereas the board of directors governs an EJV and the board of directors or joint management committee governs a CJV under the JV Laws, under the Company Law, the shareholders govern a company. In addition, there are uncertainties as to how and whether our Chinese joint venture partners will agree to work together to implement the necessary changes during the five-year transition period given that these changes may affect the decision making process and other corporate governance matters of the relevant subsidiaries, which might have an impact on our operations.

Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

The conversion of RMB into foreign currency is regulated, and these regulations could adversely affect our business and investments.

We generate 100% of our revenue and incur approximately 99% of our expenses in RMB within China, however, a portion of our earnings are typically transferred from China and converted into U.S. dollars or other currencies to pay certain of these expenses, including to service our offshore debt financing (which is denominated in RMB). The Chinese government imposes strict controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Specifically, under Chinese foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by or registered with China’s State Administration of Foreign Exchange, or “SAFE” or its authorized local branches. As such, we cannot assure you that we will able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China. In addition, it is possible that SAFE could impose new or increase existing restrictions on currency transfers or otherwise impose exchange controls that adversely affect our practices. Adverse actions by SAFE could also affect our ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions, which could adversely affect our business.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by Chinese regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and are also required to contribute an amount for each eligible employee equal to certain percentages of their salary, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement to contribute to employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. In addition, companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. It is our policy for each of our subsidiaries to follow the government regulations and instructions on tax withholding and social benefit contributions. If we do not contribute enough money to the employee benefit contribution plans and/or fail to withhold the appropriate amount of individual income tax, we may be subject to late fees and fines and our financial condition and results of operations may be adversely affected.

China’s M&A Rules and certain other Chinese regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six Chinese regulatory agencies in 2006 and amended in 2009, along with other rules and regulations concerning mergers and acquisitions, established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce of the People’s Republic of China, or “MOFCOM,” be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. Moreover, the Anti-Monopoly Law of the People’s Republic of China requires that the MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, MOFCOM issued a regulation that specifies that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns will be subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain its market share.

Natural disasters, terrorist attacks and other extraordinary events could adversely affect our business.

Our business could be materially and adversely affected by natural disasters, terrorist attacks or other events in China where all of our operations are located. For example, in May 2008, the Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties and had a material adverse effect on the general economic conditions in the affected areas. The occurrence of any future disasters such as earthquakes, fires, floods, wars, terrorist attacks, or other events, or if our information systems or communications network breaks down or operates improperly as a result of such events, our facilities may be seriously damaged, and it may have to stop or delay operations. We may incur expenses relating to such damages, which could have a material adverse effect on our business and results of operations.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could harm our operations.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities, decentralization of economic regulation and substantial reform of the healthcare system in China. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws and regulations or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results. In addition, the nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.

Also, the Chinese tax system is subject to substantial uncertainties in both interpretation and enforcement of the laws. In the past, following the Chinese government’s program of privatizing many state-owned enterprises, the Chinese government attempted to augment our revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in other decisions or interpretations of the tax laws by the Chinese taxing authorities that increase our future tax liabilities or deny it expected refunds, which could adversely impact our business.

If we fail to comply with environmental, health and safety laws and regulations in China, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations. Any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our facilities and obligations to take corrective measures. We cannot completely eliminate the risk of injury as a result of any of these violations, and in such event, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil, administrative or criminal fines and penalties. Liability for any such costs may materially adversely affect our business, financial condition, results of operations and prospects.

As the operations of our business generate waste water, hazardous substances and other industrial wastes, we must comply with all applicable national and local environmental laws and regulations in China. In accordance with China’s Environmental Protection Law, as amended in 2014, China’s Law on the Prevention and Control of Occupational Diseases, as amended in 2018, and the Administrative Measures for Pollutant Discharge Licensing, as amended in 2019, we are required to undertake an environmental impact assessment, implement occupational disease hazard assessment procedures and pass certain environmental protection acceptance procedures at each of our facilities, the latter of which must be completed within twelve months of the completion of construction at the relevant facility. In addition, we are also required to register with, and/or obtain approvals from, relevant environmental protection authorities for various environmental matters such as discharging waste generated by our operations.

In addition, each of our medical institutions is required to comply with the safety and health laws and regulations in China. For example, in accordance with China’s Law on the Prevention and Control of Radioactive Pollution (2003), each of our medical institutions that operate equipment that contain radioactive materials or emit radiation must obtain a radiation safety permit from the relevant local counterpart of the Ministry of Environmental Protection.

One of our new facilities is in the process of completing its environmental acceptance procedure and is expected to complete the required procedures within the time frame required by applicable laws. This facility is expected to obtain the required approvals before the expiration of such statutory time limit. However, we may not be able to obtain such approvals or permits or follow the requisite requirements at this facility or other facilities in a timely manner or at all. If we are unable to comply with these rules, we may be required to pay fines or damages to third parties or we may be ordered to suspend or cease our operations in the relevant premises.

Corrupt practices in the healthcare industry in China may place us at a competitive disadvantage if our competitors engage in such practices and may harm our reputation if our hospitals and the medical personnel who work in them engage in such practices.

There may be corrupt practices in the healthcare industry in China. Our competitors, other service providers or their personnel or equipment manufacturers may engage in corrupt practices to influence hospital personnel or other decision makers in violation of the anti-corruption laws of China and the U.S. Foreign Corrupt Practices Act, or the “FCPA.”

We have adopted a policy regarding compliance with the anti-corruption laws of China and the FCPA to prevent, detect and correct such corrupt practices. However, as competition persists and intensifies in the industry, we may lose opportunities if our competitors engage in such practices or other illegal activities. In addition, our administrators or the doctors or other medical personnel who work in our hospitals may engage in corrupt practices without our management’s knowledge.

Although our policies prohibit such practices, we have limited control over the actions of individual employees who may act outside of such policies. If any of them engages in such illegal practices, we or our hospitals may be subject to sanctions or fines and our reputation may be adversely affected by negative publicity stemming from such incidents.

Failure to comply with anti-corruption laws, rules and regulations could subject our facilities and/or the physicians, other medical professionals and staff who work at our facilities to investigations and administrative or criminal proceedings, which may harm the reputation of such medical facilities and materially and adversely affect our business, financial condition and results of operations.

We have adopted policies and procedures designed to ensure that the physicians, other medical professionals and staff who work at the facilities in our network reasonably comply with anti-corruption laws, rules and regulations. The Chinese government has recently increased its anti-bribery efforts to reduce improper payments and other benefits received by physicians, other medical professionals and staff in connection with the purchase of pharmaceuticals and the provision of healthcare services. There can be no assurance that our policies and procedures will effectively prevent any non-compliance with relevant anti-corruption laws, rules and regulations arising from actions taken by an individual physician, other medical professionals and staff without the knowledge of each medical facility in our network. If this occurs, the medical facilities and/or the physicians, other medical professionals and staff may be subject to investigations and administrative or criminal proceedings, and the reputation of the medical facilities in our network could be significantly harmed by any negative publicity stemming from such incidents, which may materially and adversely affect our business, financial condition and results of operations.

Recent trade policy initiatives announced by the United States administration against China may adversely affect our business.

On August 14, 2017, the President of the United States issued a memorandum instructing the United States Trade Representative (“USTR”) to determine whether to investigate under section 301 of the United States Trade Act of 1974 (Trade Act), laws, policies, practices, or actions of the Chinese government that may be unreasonable or discriminatory and that may be harming United States intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018 on the acts, policies and practices of the Chinese government supporting findings that such are unreasonable or discriminatory and burden or restrict United States commerce. On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including China. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from China that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against China for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by China are (i) a mandatory $100 billion reduction in the China/United States trade deficit and (ii) limiting the planned $300 billion Chinese government support for advanced technology industries including artificial intelligence, semiconductors, electric cars and commercial aircraft. On July 6, 2018, the United States initially imposed a 25% tariffs on $34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the Chinese government to initially impose tariffs on $34 billion worth of goods from the United States, including beef, poultry, tobacco and cars. Since July 2018, the United States imposed tariffs on $250 billion worth of Chinese products and has threatened tariffs on $325 billion more. In response, China imposed tariffs on $110 billion worth of U.S. goods, and threatened qualitative measures that would affect U.S. businesses operating in China. In May 2019, the United States raised the tariffs on $100 billion of Chinese products to 25% from 10%, and were expected to increase further to 30% on October 15, 2019, however such increase was suspended pending negotiation of a “phase one” trade agreement with China. On August 1, 2019, President Trump announced a new 10% ad valorem duty on additional categories of goods imported from China, which amount was then increased to 15% on August 23, 2019. The new tariff at the rate of 15% became effective September 1, 2019 with respect to certain categories of goods and was expected to become effective for additional categories of goods on December 15, 2019. On December 13, 2019 the U.S. and China reached a limited agreement, which avoided the imposition of additional tariffs and on January 15, 2020, the U.S. and China signed a “phase one” trade deal pursuant to which, among other things, the U.S. agreed to modify existing tariffs. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future.

In addition to the proposed retaliatory tariffs, the President has also directed the U.S. Secretary of the Treasury to develop new restrictions on Chinese investments in the U.S. aimed at preventing Chinese-controlled companies and funds from acquiring U.S. firms with sensitive technologies. A Foreign Investment Risk Review Modernization Act was introduced to Congress for review to modernize the restrictive powers imposed by the Committee on Foreign Investment in the United States.

This evolving policy dispute between China and the United States could have significant impact on the Chinese economy as well as consumer discretional spending, directly and indirectly, and no assurance can be given that we will not be adversely affected by any governmental actions taken by either China or the United States, perhaps materially. In view of the positions of the respective trade representatives, it is not possible to predict with any certainty the outcome of this dispute or whether it will involve other agencies or entities brought in to resolve the policy differences of the two countries. Furthermore, any political or trade controversies, or political events or crises, between the United States and China or proxies thereof, whether or not directly related to our business, could reduce the price of our ordinary shares since we are a U.S. listed company operating in China.

If we become directly subject to the scrutiny involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions and are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our business. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

The audit report included in this report was prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, accordingly, our shareholders are deprived of the benefits of this inspection.

As an auditor of companies that are publicly traded in the United States and a firm registered with the Public Company Accounting Oversight Board, or “PCAOB,” Ernst & Young Hua Ming LLP is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because the Company has substantial operations within China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work are not currently inspected fully by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has concerned U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Restrictions on the direct production of audit work papers to foreign regulators could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of our auditor. The Rule 102(e) proceedings initiated by the SEC related to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under Chinese law and specific directives issued by the China Securities Regulatory Commission (“CSRC”). The issues raised by the proceedings are not specific to the Chinese affiliate of our auditor or to us, but potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. In addition, auditors based outside of China are subject to similar restrictions under Chinese law and CSRC directives in respect of audit work that is carried out in China that supports the audit opinions issued on financial statements of entities with substantial China operations.

In February 2015, each of the “big four” accounting firms in China agreed to a censure and to pay a fine to the SEC to settle the dispute with the SEC. The settlement stayed the current proceeding for four years, during which time the firms were required to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If a firm did not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms. In addition, the limitations imposed by China on the production of work papers reflecting audit work performed in China could likewise result in the imposition of penalties on Healthy Harmony’s independent registered public accounting firm by the PCAOB or the SEC, such as suspensions of such audit firm’s ability to practice before the SEC. Under the terms of the settlement, the underlying proceeding against the “big four” accounting firms in China was deemed dismissed with prejudice four years after entry of the settlement. The fourth anniversary of the settlement was on February 6, 2019. We cannot predict if the SEC will further challenge the four firms as to their compliance with U.S. law in connection with U.S. regulatory requests for audit work papers, or if the results of the challenge would result in the SEC imposing penalties, such as suspensions. If any additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including Ernst & Young Hua Ming LLP, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

If our independent registered public accounting firm, or the affiliate of our independent registered public accounting firm, were denied, even temporarily, the ability to practice before the SEC, we would need to consider alternate support arrangements for the audit of our operations in China. If our auditor, or an affiliate of that firm, were unable to address issues related to the production of documents, and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on its financial statements, its financial statements could be determined to not be in compliance with the requirements of the Exchange Act. A determination of this type could ultimately lead to delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both. This would materially and adversely affect the market price of our ordinary shares and substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Our use of leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

All of our properties are leased. Certain of these leases do not meet various land and property-related legal requirements. For example, certain of our lessors have not provided us with required documentation including: ownership certificates or other documentation proving their right to lease the property to us and evidence that they acquired the appropriate government approval and followed the required registration process needed to lease the property to us. If our lessors do not have the right to lease the properties to us or they fail to receive required permits or follow the required registration procedures with the relevant government authorities, our leases could be invalidated. If this occurs, we may be required to renegotiate our leases with the proper parties, the terms of which may be less favorable to us, or relocate our facilities entirely. In addition, failure to register may expose us to potential fines if we fail to remediate after receiving notice from the relevant Chinese government authorities. Also, the operation of our hospitals and clinics under certain of our leases may be challenged by the relevant Chinese authorities because the location of those leases does not permit such operation due to zoning restrictions.

We cannot assure you that third parties or government agencies may not challenge our use of the leased properties. The consequences of any of the above may materially adversely affect our business, results of operations and financial condition.

Risks Relating to Our Corporate Structure

If the Chinese government finds that the agreements we entered into to establish the structure for any portion of our operations in China do not comply with its restrictions on foreign investment in healthcare businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish a portion of our economic benefits in the assets and operations of our affiliated Chinese entities.

We are a Cayman Islands company and as such we are classified as a foreign enterprise under Chinese laws. Various laws, regulations and rules in China restrict foreign ownership in, and restrict foreign invested enterprises from holding, certain licenses required to operate healthcare-related businesses. Specifically, under the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2019 Version), medical institutions are currently on the “negative list” for foreign investment. As such, foreign investors are not allowed to own more than a 70% equity interest in newly invested institutions pursuant to the Interim Measures for Administration of China-Foreign Joint Venture and Cooperative Medical Institutions (the “Interim Measures”), which took effect in July 2000. In addition, the Interim Measures also set forth certain qualification requirements for foreign investors, such as requiring that such investors possess investment and operational experience in the medical sector. To comply with such restrictions, we have organized the remaining 30% of certain of our subsidiaries through a series of contractual arrangements as variable interest entities (the “Relevant Entities”). As a result of these contractual arrangements, we are able to control 100% of such entities (including the 30% held by the nominee shareholder(s)) and receive all of the economic benefits from the operations of these entities.

It is uncertain whether any new Chinese laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide, including whether and how the Foreign Investment Law promulgated in March 2019 might impact the viability of this corporate structure. See “— Risks Relating to Doing Business in China — Changes in the Foreign Investment Law and regulatory regime could have an impact on the transactions and the operation of our business.” above.

If we or any of our Chinese subsidiaries or affiliated Chinese entities, or their respective subsidiaries, are found to be in violation of any existing or future Chinese laws, rules or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses or operating licenses of our Chinese subsidiaries or affiliated Chinese entities and their respective subsidiaries;

•	discontinuing or restricting our operations in China, including shutting down or blocking our website or discontinuing or placing restrictions or onerous conditions on our operations;

•	restricting our ability to collect revenues or confiscating our income or the income of our Chinese subsidiaries or affiliated Chinese entities;

•	requiring us to undergo a costly and disruptive restructuring such as forcing us to transfer our equity interests in our Chinese subsidiaries to a domestic entity or invalidating the agreements that our Chinese subsidiaries expect to enter into with our affiliated Chinese entities and their respective shareholders;

•	requiring us to establish a new enterprise, re-applying for required licenses or relocating our businesses, staff and assets;

•	imposing additional conditions or requirements with which we may not be able to comply;

•	restricting our right to collect revenues or limiting our business and operations in China; and

•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

The imposition of any of these penalties could have a material adverse effect on our ability to conduct our business and our results of operations.

We rely on certain contractual arrangements for a portion of our operations in China, which may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with the Relevant Entities, their respective subsidiaries and their respective shareholders to operate a portion of our business in China. Although these contractual arrangements provide us with 100% control over the Relevant Entities and their subsidiaries (including the 30% held by the nominee shareholder(s)) the contractual arrangements may not be as effective as direct ownership in providing us with 100% control over our variable interest entities as direct ownership. For example, the Relevant Entities or their shareholders may breach their contractual arrangements with us by, among other things, taking actions that are detrimental to our interests. From a legal perspective, if our variable interest entities, any of their subsidiaries or their shareholders fail to perform its respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and be forced to rely on legal remedies under Chinese law, including seeking specific performance or injunctive relief and claiming damages. If this were to happen, it could be time consuming and costly.

These contractual arrangements are governed by Chinese law and provide for the resolution of disputes through arbitration in China or through Chinese courts. The legal environment in China is not as developed as in some other jurisdictions, such as the United States. In addition, the Chinese regulatory environment presents inherent uncertainties. See “— Risks Relating to Doing Business in China — The Chinese legal system may not provide us with adequate protections” As a result, our rights under the contractual arrangements could not be honored and our ability to enforce these contracts under the contractual arrangements could be limited. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could damage our reputation and materially and adversely affect our business, financial condition, results of operations and prospects.

Shareholders of the Relevant Entities may have a potential conflict of interest with us, and they may breach their contracts with us in a manner contrary to the interest of our company.

Each of the Relevant Entities is partially owned by certain of our employees who were designated by us. Accordingly, conflict may arise between these nominee shareholders’ fiduciary duties as director or supervisor of the Relevant Entities and us.

When conflicts of interest arise, these individuals may not act in the best interests of our company and conflicts of interest may not be resolved in our favor. In addition, these individuals may breach or cause either of the Relevant Entities to breach the contractual arrangements that will allow us to control 100% of such entities and their respective subsidiaries (including the 30% held by the nominee shareholder(s)) and receive economic benefits from them. We do not expect to enter into arrangements to address such potential conflicts of interest between these individuals and us. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of either of the Relevant Entities, we would have to rely on legal proceedings, which could result in disruption of our business, and there would be substantial uncertainty as to the outcome of any such legal proceedings.

The contractual arrangements with either of the Relevant Entities may be reviewed by the Chinese tax authorities for transfer pricing adjustments, which could increase our overall tax liability.

The Chinese Enterprise Income Tax Law, effective on January 1, 2008 and amended on December 24, 2017, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The Chinese tax authorities may impose reasonable adjustments on taxation if they have identified any related-party transactions that are inconsistent with arm’s-length principles. The Relevant Entities could face material adverse tax consequences if the Chinese tax authorities determined that certain related party transactions to be entered into between them and UFH (WFOE) were not entered into based on arm’s-length negotiations and therefore constitute a favorable transfer pricing arrangement. If the Chinese tax authorities were to determine that these contracts were not entered into on an arm’s-length basis, they could request that the Relevant Entities adjust their taxable income upward for Chinese tax purposes. Such a pricing adjustment could adversely affect us by increasing the Relevant Entities’ tax expenses without reducing UFH (WFOE)’s tax expenses, and could subject the Relevant Entities to late payment fees and other penalties for underpayment of taxes. As a result, our consolidated net income may be adversely affected.

We may lose the ability to use and benefit from a small portion of assets held by our variable interest entities if either of our variable interest entities goes bankrupt or becomes subject to dissolution or liquidation proceeding.

As part of our contractual arrangements with our variable interest entities, these entities hold a small portion of our assets, and may in the future hold additional assets. If either of our variable interest entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some of our business activities, which could adversely affect our business, financial condition and results of operations. If either of our variable interest entities undergoes voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, financial condition and results of operations.

Risks Relating to Status as a Foreign Private Issuer

We are a foreign private issuer and are subject to different U.S. securities laws and regulations and corporate governance requirements than a domestic U.S. issuer.

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that would otherwise apply if we were a company incorporated in the United States, including:

•	the requirement to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act;

•	the requirement to file financial statements prepared in accordance with GAAP;

•	the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations; and

•	the requirement to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information.

In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may receive less information about us than shareholders received about NFC prior to the business combination and may be afforded less protection under the U.S. federal securities laws than they previously had.

In addition, as a foreign private issuer, we are permitted to follow certain corporate governance rules that conform to our home country requirements in lieu of many of the NYSE corporate governance rules. Section 303A.00 of the NYSE listing rules (the “Listing Rules”) provides that a foreign private issuer, such as us, may follow home country corporate governance practices in lieu of certain of the rules in Section 303A of the Listing Rules, including requirements with respect to board independence and the composition and responsibilities of certain board committees and a code of business conduct and ethics, provided that we nevertheless have an audit committee that satisfies the requirements of Sections 303A.06, comply with the disclosure requirements of Section 303A.11 and make the certifications required by Sections 303A.12(b) and (c) of the Listing Rules. Accordingly, our current shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We may be subject to additional reporting requirements if we lose our status as a foreign private issuer.

If we lose our status as a foreign private issuer at some future time, then we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

U.S. investors may be unable to enforce certain judgments against us because we are incorporated and perform substantially all of our business outside of the U.S.

We are incorporated under the laws of the Cayman Islands and do substantially all of our business in China. Some of our directors and executive officers are residents of China and a significant portion of our assets are located outside the United States. As a result, we may be difficult to effect service within the United States upon us or upon some of our directors and executive officers. Execution by U.S. courts of any judgment obtained against us or any of our directors or executive officers in U.S. courts may be limited to assets located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of U.S. courts predicated upon civil liability of us and our directors and executive officers under the U.S. federal securities laws. There may be doubt as to the enforceability in the Cayman Islands and/or China against non-U.S. entities or their controlling persons, directors and executive officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon U.S. federal or state securities laws.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

We were originally incorporated on March 28, 2018 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On December 18, 2019, we consummated the acquisition of UFH and related transactions. As a result of the business combination, we became the holding company of UFH and we changed our name from “New Frontier Corporation” to “New Frontier Health Corporation.” Our principal executive offices are located at 10 Jiuxianqiao Road, Hengtong Business Park, B7 Building, 1/F, Chaoyang District, 100015, Beijing, China. Our telephone number at that address is 86-10-59277000. Our agent for service of process in the United States is Edward Truitt, Maples Fiduciary Services (Delaware) Inc., 4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807. For details relating to the Business Combination, see “Introductory Note.”

UFH is a leading internationally accredited healthcare provider committed to providing comprehensive and integrated healthcare services in urban centers in China, and is one of the only comprehensive hospital and clinic operators in the country with a nationwide network. UFH’s patient base includes China’s rapidly growing upper middle class and expatriate communities. Our management believes UFH was the first foreign-invested expert medical hospital organization in China when it opened its first hospital in Beijing, Beijing United Family Hospital (“BJU”), in 1997. In addition, our management believes that BJU was one of the first such facilities approved by the Chinese government as a private enterprise to improve the availability of healthcare services in Beijing and was considered a testing ground for a new private healthcare regulatory regime overseen by the Ministry of Health (“MoH”) in an effort to make China a more attractive place for foreign investment and expatriate employees. Since the opening of BJU, UFH has expanded into several other Chinese markets including Shanghai, Guangzhou, Tianjin, Qingdao, and Hangzhou as described below, and its patient base has expanded from predominantly expatriate to an increasingly local Chinese population.

Since the 1980s and 1990s, the Chinese government has instituted policies to reform the healthcare services industry to meet the growing needs of the Chinese population. While the Chinese public healthcare market, which is closely controlled by the government and consists primarily of government run and operated hospitals and clinics, and remains the largest provider of healthcare in the country, recent policies have emphasized the importance of developing reform friendly to the establishment of private medical facilities to cater to the varying needs of the population, particularly the increasingly affluent members of society and international community, beyond the basic care offered by the government. For instance, in 2008, the Chinese government announced a broad-based plan for reform of its healthcare system, including increasing investment in the industry through a three-year, $120 billion stimulus program and developing health insurance products for the Chinese population. These reform and investment programs remain a high priority for the Chinese government and our management believes such programs provide an advantageous environment for the development of the UFH network in the near future.

Our Chief Executive Officer is Roberta Lipson, UFH’s founder and one of the most recognized healthcare executives in China with over 35 years of experience in the Chinese medical industry. She is supported by a broad and diverse team of experienced senior executives, managers, and clinical leaders.

History

UFH began as the healthcare services subsidiary of Chindex International, Inc. (“Chindex”), a China-based medical devices trading firm founded in 1981 by Roberta Lipson and Elyse Beth Silverberg, that was listed on the Nasdaq Stock Market from 1994 until 2014, when the Chindex brand was licensed to and the medical devices trading business was sold to the Chindex Medical Limited (“CML”) a subsidiary of Fosun Pharma. Following the opening of its first hospital in 1997, UFH expanded its facilities in Beijing to include a group of community outpatient clinics throughout the city. In 2004, UFH opened its second hospital in the Puxi district of Shanghai, making UFH, to its management’s knowledge, the only foreign-invested, multi-facility hospital network in China at the time. In 2008, UFH expanded its network by opening an outpatient clinic in the southern China city of Guangzhou, and in 2010, further expanded by adding two additional clinics in Beijing. UFH again expanded in 2011, by opening a hospital facility in Tianjin, a city southeast of Beijing and also opened a new dental and primary care clinic in the Puxi district of Shanghai. In 2012, UFH continued the expansion of its main hospital campus in Beijing to include a new in-patient building including four new state-of-the-art operating theaters equipped for cardiac, neurosurgical and orthopedic services, and increased the total number of licensed beds in that facility from 50 to 120.

In 2013, UFH opened the United Family Rehabilitation Hospital in Beijing, a 101 licensed bed facility in east Beijing. In 2014, UFH opened a clinic in the western Financial Street district of Beijing. UFH continued its expansion in 2015, by opening two additional clinics in the Wudaokou and Shuangjing areas to the northwest and southeast of Beijing, respectively, as well as opening a 100 licensed bed hospital in the eastern coastal city of Qingdao, which offers general services.

In 2018, UFH opened two new hospitals, one in Shanghai’s Pudong district, with 100 licensed beds, and its first hospital in the southern city of Guangzhou. Guangzhou United Family Hospital is currently the largest facility in the network in terms of size at 70,000 square meters, with 105 licensed beds and capacity to expand to 160 beds in the future. Also in 2018, UFH opened a clinic in Hangzhou and an international medical center for vaccinations and cancer care in Bo’ao, in Hainan province, setting a record for UFH expansion in one year. Each of UFH’s facilities are managed from UFH’s central offices in Beijing through a corporate department that centralizes administrative work for the UFH network, which enables cost and clinical efficiencies, as well as creates and implements consistent standards and patient experience.

In 2019, UFH relocated its Puxi hospital to a new location, more than doubling capacity and allowing a broader service mix, including ophthalmology, TCM, and rehabilitation. The new facility is approximately three times larger in size and boasts new, advanced equipment, such as a 3.0T MRI machine and hybrid operating theaters, which are expected to contribute further to its revenue growth. UFH also expanded into several outpatient clinics located within international schools.

Capital Expenditures

For a description of UFH’s principal capital expenditures for the years ended December 31, 2017, 2018 and 2019 as well as those currently in progress, please see the section entitled “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

B.	Business Overview

Services

UFH offers comprehensive, premium quality healthcare services through a network of hospital inpatient departments and integrated outpatient clinics, including satellite feeder clinics. UFH’s facilities include 24/7 emergency rooms, intensive care units, neonatal intensive care units, operating rooms, clinical laboratories, radiology and blood banking services. UFH has established direct billing relationships with most commercial insurers covering care provided in China. Services provided to patients who are not covered by insurance are on a fee-for-service, package or bundled price cash basis. UFH generally transacts business in RMB, with some insurance reimbursements and financing transactions conducted in USD.

UFH’s facilities in Beijing, Tianjin, Shanghai, and Guangzhou are accredited by Joint Commission International (“JCI”), a U.S.-based nonprofit that accredits medical services around the world with a focus on patient safety. JCI accreditation involves a detailed audit of our standard of care, hospital processes, and certain operational benchmarks, and is periodically updated with new standards and benchmarks, and requires reaccreditation every three years. JCI accreditation is internationally recognized and certifies that a hospital meets and maintains an internationally recognized quality standard that we believe has become a hallmark of the UFH brand. UFH expects that all UFH facilities will be JCI accredited or eligible for such accreditation in our 2020 accreditation cycle. In addition, the pathology department of BJU is certified by the College of American Pathologies (“CAP”), which is considered a worldwide leader in laboratory quality assurance and in 2019, BJU received Good Clinical Practice, or GCP, approval from the China Food and Drug Administration, which allows the hospital to conduct clinical drug trials and further enhanced its reputation as a clinical research institution. As an internationally accredited healthcare network, UFH not only endeavors to provide healthcare services at a level fully compliant with, if not exceeding, such internationally-recognized standards, but also aims to manage its operations according to those standards, including those related to transparency, infection control, medical records, medical ethics, patient confidentiality and peer review.

UFH operates its network of hospitals and clinics in a “hub and spoke” model featuring a central hospital with several nearby clinics. Utilizing this model, UFH is able to leverage its extensive network by enabling patients to visit physicians at conveniently located outpatient clinics and, if necessary, they are then referred to one of UFH’s hospitals for more specialized care, and returned to the care of the primary care provider when appropriate. This integrated network enables patients to receive a full range of healthcare services without the need to find a new doctor or move patient records from one facility to another, and allows UFH to care for more patients. As such, our management believes this model results in several benefits and competitive advantages including increasing patient loyalty by providing a wide range of services within a single network, enhancing service quality through cross-departmental training, quality control and referral, and raising barriers to entry to competition by expanding its services and locations. By comparison, other private healthcare facilities in China generally consist of standalone hospitals or clinics.

Furthermore, UFH’s hub and spoke business model enables it to offer a comprehensive healthcare services platform with multiple patient touch points that serve patient needs from birth throughout a patient’s lifetime, also known as a “life-cycle” model. Specifically, UFH intends to initially attract patients through its focus on primary care with its prenatal, OB/GYN and pediatrics practices, and then naturally transition the patient to its family medicine practice and adult and geriatric medical and surgical care, with the intention that these services will become gateways for other higher margin specialties within the UFH network over time. Other specialties that UFH expects to be drivers of current and future business growth as part of the life-cycle model include emergency medicine, ophthalmology, ear nose and throat (“ENT”), dermatology, and other high acuity services including orthopedics and surgery. Differentiated services, including general rehabilitation, postpartum rehabilitation, dental and home health complete the “lifecycle” of coverage provided by UFH. By providing these all-inclusive services, UFH believes it is able to differentiate itself from other private healthcare providers in China who only generally provide either specialized services or primary care, but not both.

In addition to providing comprehensive services, UFH has also recently partnered with a private insurance provider in China to create an innovative, vertically integrated managed care network that our management expects will reduce the cost of and increase efficiencies relating to providing healthcare in China. By leveraging UFH’s extensive network of facilities and patients, the healthcare delivery platform is expected to provide prevention-focused primary care with ongoing access to primary care doctors and to introduce Chinese patients to western style primary care, enhancing market recognition of the value of preventative care and increasing the perceived value of UFH’s service model. Our management believes that this partnership will position UFH to better understand each patient’s healthcare needs, close healthcare gaps, and enhance patient experience and satisfaction.

Top-Tier Management Team

Ms. Roberta Lipson, our current Chief Executive Officer and one of the founders of UFH, has over 35 years of medical industry experience in China and has become one of the most recognized healthcare executives in the country. Ms. Lipson’s operational and market experience and focus on strategic team-building are the backbone of our company. Ms. Lipson is an expert in many aspects of healthcare in China and has shared this expertise in many forums, including by publishing articles and participating in public thought leadership. Ms. Lipson has received several awards for entrepreneurialism, leadership, and philanthropy over her career, including the 2002 U.S. Department of State’s Award for Corporate Excellence, the 2009 China Great Wall Friendship Award, the 2016 “Person of the Year” award by CaiXin and the 2019 Asper Award for Global Entrepreneurship from Brandeis University. In addition, in 2014, Ms. Lipson was the first recipient of the annual “Pioneer” Award from the American Chamber of Commerce (“AMCHAM”), in 2015, she was named one of the “Top Ten Business Leaders of China” by Sina.com, in 2017, she was named the “Best International Innovator” by Diyi Caijing, and in 2018, she was named the “CEO of the Year” by Healthcare Asia Magazine.

Mr. Walter Xue leads our financial operations of as Chief Financial Officer. He was a member of UFH’s founding team with Ms. Lipson, and since then has played a leading role within the organization. As CFO, Mr. Xue has oversight on financial, legal and operational corporate structuring; strategic operational and financial analysis and projections; capital raising, management, and strategic investment; business planning and expansion strategy; tax and financial regulatory compliance; and control functions. As Senior Vice President of Chindex when it was a U.S.-listed public company, Mr. Xue was involved in public reporting and oversaw its financial operations.

Dr. Jeffrey Staples leads our business operations as Chief Operations Officer. Dr. Staples has over 25 years of medical industry leadership experience. He previously worked as the Operating Partner of TVM Capital Healthcare Partners, the chief operating officer of Al Noor Hospitals Group plc (LSE: ANH) based in Abu Dhabi, the chief executive officer of the Cleveland Clinic Abu Dhabi, and previously held key regional roles in SOS International and ParkwayHealth Singapore.

Dr. DJ Hamblin-Brown, our Vice President of Medical Affairs, leads the company’s medical team and is responsible for maintaining our safety and quality standards, medical education, and clinical research. Dr. Hamblin-Brown has over 20 years of clinical and medical industry leadership experience. He previously worked as Group Medical Director at Aspen Health, a group of nine independent private hospitals in the U.K., as well as an external adviser to government and private sector clients, including the U.K.’s Department of Health and the Care Quality Commission.

In addition, each hospital within the UFH network is run by a general manager who oversees the day-to-day operations, each of whom has extensive experience in the medical industry. Our overall operations are supported by our corporate team, which is based in Beijing.

Marketing and Branding

Our management believes that the United Family Healthcare brand is recognized across China as a symbol of quality and safety. In 2015, UFH was declared the “Most Investment Worthy” Healthcare Company by The Economic Observer, and in 2016 the China Business Journal recognized UFH as the “Most Trusted Private Healthcare Providers” in China, as ranked by both patients and physicians. In addition, in 2018, UFH was registered as a “Well-Known Trademark” by the Trademark Review and Adjudication Board of China’s State Administration for Market Regulation, an official designation given to trademarks that are widely known by the relevant public in the country. This coveted designation provides companies with an extra layer of legal protection for their brands. According to surveys performed by Ding Xiang Yuan, the largest online networking community for health care professionals in China, UFH was recognized as “The Best Employer” among all private healthcare providers by physicians in 2018. Furthermore, according to surveys performed by Ailibi, a Guangzhou-based consulting and market research firm, UFH ranked among the top private brands by the general public in Beijing, Shanghai and Guangzhou in 2018. In addition, the UFH brand was top-ranked first by online healthcare portal DXY.com.

UFH’s main channels for acquiring patients vary, and depend on the service and the targeted patient population. These channels include walk-ins and patient tours, vouchers and coupons, print and digital advertising, direct business-to-business corporate sales, social media outreach through popular platforms such as Wechat, Dianping, Twitter, Facebook, and Chinese e-commerce platforms, including JD.com and the WeChat store, third-party sales contracting, professional partnerships with other organizations and UFH’s charity and community outreach efforts. UFH is committed to serving the communities in which it operates by providing such communities with health and wellness education solutions, first aid and CPR training, stress management and pollution risk assessment.

All marketing and sales channels, as well as UFH brand management and policy, are managed by UFH’s corporate office.

Seasonality

UFH’s business is generally seasonal, with variation in the type of services typically requested at different times of the year. As a group, patient volume and revenue is typically largest during the first, second and fourth quarters of the fiscal year and lowest during the third quarter and on national holidays, when most people are on vacation. This is especially the case for family-oriented services, such as family medicine and pediatrics. Patient volume for these services generally tracks the school year, meaning that UFH facilities are often busiest during the September to June school year and less busy when families take their summer vacations during the third quarter. In addition, there are often variations in demand year to year for obstetrics services depending on the relative attractiveness of any particular Chinese zodiac calendar year. In contrast, there is less pronounced seasonality for more acute services, such as surgery, however, there may also be a decrease in volume of elective surgeries performed during the summer months to the extent the surgeons take a summer holiday. Similarly, service volume also decreases during major Chinese national holidays, such as the Spring Festival which occurs from late January to early March, and China’s National Day, which generally occurs during the first week of October.

National Footprint

Mainland China’s cities are categorized by government policy and general convention into different tiers, with “tier one” cities being the large modernized cities of Beijing, Shanghai, Guangzhou and Shenzhen, “tier two” cities being those cities that are smaller or less international than the tier one cities, but are still major regional capitals or commercial hubs, and “tier three” cities being even smaller without broader influence.

UFH has a nationwide geographic footprint, covering all four tier one cities, as well as pilot facilities in the tier two cities of Tianjin and Qingdao. UFH’s operations can be generally divided into three regions: northern China, eastern China and southern China. Our management believes that having facilities in each of the tier one cities increases the exposure of UFH’s brand and thereby increases its value.

UFH’s northern China operations consist of five hospitals and eight clinics: two hospitals and eight clinics in Beijing, one hospital in Tianjin, which is considered part of the greater Beijing area and one hospital in Qingdao. One additional hospital is under development in Beijing and is expected to start operations by 2020.

UFH’s eastern China operations consist of two hospitals and four clinics: two hospitals and four clinics in Shanghai, which cover the main affluent districts of western and eastern Puxi and Pudong districts, as well as a clinic in the wealthy industrial city of Hangzhou. UFH intends to further expand in the eastern region, primarily in the affluent Yangtze river delta.

UFH’s southern China operations consist of two hospitals and two clinics: one clinic in Hainan and one hospital and one clinic in Guangzhou, as well as a hospital in Shenzhen, which is currently under development. Guangzhou United Family Hospital began operations in late 2018, becoming UFH’s largest hospital by building area and bed count. In addition, UFH’s expansion into Shenzhen is expected to be completed through a management contract with NFG as part of the business combination, pursuant to which UFH will be given the exclusive right to manage the new 64,000 square meter general services hospital being built by NFG in the Shenzhen city center, which is expected to open in 2021.

Medical Talent Attraction and Retention

UFH believes that compensation, brand quality, corporate culture and career opportunities are the key factors for attracting physicians. In terms of compensation, UFH believes it offers a competitive salary package, which in its management’s estimation, is significantly higher on a pre-tax basis for a chief physician than that earned at public hospitals. In addition to providing competitive compensation packages, other factors which our management believes make UFH a more attractive place to work than public hospitals include a more predictable working environment, provision of ongoing continuing medical education, the prestige of working in an internationally accredited facility, as well as the opportunity to participate in innovative quality and safety programs. Specifically, UFH has developed cutting-edge innovative training, teaching, and continuing medical education (“CME”) programs for its medical, nursing and administrative staff. Our management believes that an innovative and well-supported working environment contributes to better medical and service quality for patients, and also enables UFH to recruit and retain top physicians. As a result of these initiatives, turnover rates for physicians at UFH’s main facilities in 2019 ranged from approximately 3% to 10%, which UFH believes is lower than the industry average for private hospitals in China, and enhances patient loyalty through building longer term patient-physician relationships. As of December 31, 2019, UFH had a team of over 450 full-time physicians from both China and other countries.

Leveraging its strong medical network, UFH often partners with other well-known hospitals in tier one cities, including Peking Union Medical College Hospital, Peking University Cancer Hospital, Xuanwu Hospital of Capital Medical University, Anzhen Hospital and Peking University Third Hospital in Beijing, as well as Ruijin Hospital and Jiaotong University in Shanghai, to expand the number of advanced services it is able to offer and to develop new and innovative research projects and medical education curriculums. These partnerships are designed to enhance and expand the reach and raise awareness of the UFH brand, provide recruiting opportunities, and increase the quality of patient care and service.

Specialty Focus

UFH intends to increase its focus on providing certain high margin medical specialties, including OB/GYN, pediatrics, family medicine, orthopedics, cancer care, surgery, rehabilitation and in-vitro fertilization (“IVF”). To complement these services UFH also intends to maintain a comprehensive offering of other services at its main hospitals.

UFH also intends to establish new integrated clinical centers of excellence providing advanced inpatient and outpatient services, for specialties, including oncology, orthopedics, ENT, sleep, gerontology, gynecology and advanced surgery, to create targeted, high-value operational assets that will produce higher returns while generating capital for additional expansions. In addition, UFH also intends to expand its IVF practice, which is currently focused in Tianjin, to other cities.

While UFH continues to recognize and prioritize a strong foundation in primary care in order to attract, treat and retain its patients, it plans to make further investments in enhancing and expanding its specialty service offerings to ensure it is able to meet patient medical needs over their entire life. Specifically, UFH is focused on enhancing its cancer treatment facilities throughout its network. At its New Hope Oncology Center in Beijing, UFH has developed a comprehensive, integrated approach to cancer treatment, bringing together diagnostic, radiation oncology, outpatient chemotherapy, surgical, mental health, rehabilitation, internal medicine, palliative care, pathology, and imaging services in one place. In addition, as a result of its location within the Hainan Bo’ao Lecheng International Medical Tourism Pilot Zone, UFH has been able to attract patients from across China to its International Vaccine and Cancer Treatment Center in Bo’ao as a result of its ability to provide certain vaccinations, advanced cancer medications and treatments that are not available in other parts of China. Additional full service cancer specialty centers are also planned for Qingdao and Guangzhou and are planned to be in operation in the next 12-18 months.

In addition, UFH is planning to expand and renew its focus on orthopedic medicine and rehabilitation treatment options. BJU and PXU, which are the leading providers of orthopedic treatments in the UFH network, plan to continue to invest in enhancing their orthopedic surgery practices, which currently include expanded services in sports medicine and trauma. To do this, BJU and PXU intend to continue to hire additional talent and create innovative treatments using new technologies, such as robotic joint replacements. With this renewed focus, BJU and PXU expect to continue to be a leading private providers of orthopedic surgery in China. In addition, UFH believes that its ability to provide more comprehensive orthopedic treatments are further enhanced by the synergies created with its United Family Rehabilitation Hospital (also in Beijing), which specializes in orthopedic rehabilitation, as well as neurological and cardiac rehabilitation. The United Family Rehabilitation Hospital uses hydrotherapy and hyperbaric therapy in addition to traditional rehabilitation techniques, which our management understands is a key differentiator between UFH’s facility and other Chinese rehabilitation hospitals and clinics.

Technology

UFH has licenses for and deploys market leading technology solutions to support its clinical operations, including healthcare information systems for its medical and laboratory records, imaging, pharmacy management, and clinical decision support. These IT solutions provide strong security and privacy for UFH’s patients and employees, and UFH has strict training and security protocols in place to maintain the privacy of such records and systems. Other technology licenses include those for coding and billing, supply chain and logistics, financial management and accounting, marketing and sales, medical training, risk management, and human resources. UFH has also developed a large suite of customized software solutions to integrate and improve its service platforms, enhancing patient care and satisfaction.

UFH expects to continue to focus on strengthening the quality of its medical treatment through increasing its offering of high-acuity services, such as robotics and advance imaging, to meet the medical needs of its patients. Our management believes UFH was the first private hospital in China to have a da Vinci robotic surgical system and that it currently has one of the only two such robotic systems currently in use in private hospitals in China, and that it has one of the only three robotic-arm assisted orthopedic surgical MAKO machines in China. UFH believes that continued investment in artificial intelligence and mobile technology for data analytics, online consultation, risk underwriting and preventive care will help it deliver better and more personalized services to its patients, thereby enhancing overall patient satisfaction. In addition, these technological initiatives often generate higher margins than traditional care and create higher barriers of entry for competitors. In addition, the technology allows BJU to set itself apart from other hospitals by offering advanced treatment options to its patients. For instance, through its BJU da Vinci Robotic Surgery Center, UFH is able to come up with and provide advanced approaches to urological, gynecological, thoracic and thyroid surgeries.

UFH also intends to enhance patient satisfaction by upgrading its existing internet-based patient services, including online appointment scheduling and online diagnosis, to simplify the consultation process and reduce patients’ average waiting time. In addition, UFH is working to improve the digitalization of its patient data and integrate with hospital’s system so that physicians can better track a patient’s history and health patterns to enhance patient satisfaction and clinical outcomes. Web-based services are also being used for patient education on health awareness and management, and brand promotion via social network platforms.

Expansion and Strategic Mergers and Acquisition (“M&A”) Opportunities

In evaluating potential expansion projects, our management looks for new markets that have large, affluent populations with limited or no established high-end private healthcare services and growing economies. UFH is already established in each of China’s tier one cities.  Our immediate expansion plans include further development of our clinic network in those cities to increase our referral base and the development of the Beijing Women’s and Children’s specialty hospital in the north of Beijing, which we expect to be completed by the end of the year.  We believe that our best immediate growth opportunity is in broadening our network and increasing services offered in our existing geographies.

We have also begun to consider future opportunities for further expansion in China’s tier two cities, which in total have an aggregate population of approximately four times the aggregate population of the four tier one cities and are largely underserved by private healthcare networks. Through UFH’s successful expansion in both Tianjin and Qingdao, our management believes it has accumulated useful experience and insight into the appropriate and effective ways of tapping into other tier two markets by leveraging the UFH brand to establish a significant market presence and profit potential.

UFH also looks at opportunities for selective strategic acquisitions of outpatient clinics and services networks and specialty or general hospitals in tier one and tier two cities. UFH would make such acquisitions only if its management believes it would create synergies with its existing facilities, such as optimizing patient referrals, cost savings, and/or resource sharing between its assets. Through acquisitions, UFH also intends to increase and secure its market leading position in key markets and further strengthen its brand name and equity. For example, NFG currently owns a portfolio of four clinics located in the central business districts of Shanghai, Guangzhou, Shenzhen and Hong Kong. NFH expects to acquire several of these clinics for a combination of cash and equity at a valuation that approximates its cumulative investment cost. NFH’s management believes that the clinics will be highly synergistic to UFH’s current operations due to the clinics’ central location in China’s tier one cities, overlapping patient profile and similar service offerings. In addition, NFH’s management believes that such clinics will provide additional revenue generating opportunities for NFH through patient referrals to the existing hospitals and facilities within UFH’s network in those cities and through the availability of additional clinical services for UFH’s patients at more centrally located facilities.  Definitive terms for such transactions have not been finalized. Such transactions will be subject to review and approval by NFH’s board of directors in accordance with applicable rules and regulations and NFH’s policies and procedures for transactions with related parties.

In addition to expanding the number of directly invested or acquired hospitals, UFH is also considering entering into management contracts with certain partners, including NFG or certain of its affiliates, pursuant to which UFH will license its brand name, manage, and operate hospital and clinic facilities on behalf of such partners who make the majority of the investment to build and equip such facilities. The first of these arrangements is UFH’s management of the NFG invested Shenzhen New Frontier United Family Hospital, which is currently under construction.  Asset-light projects generally yield both brand and management fees to UFH, with the latter directly correlated to the financial performance of the asset. UFH believes that such asset-light arrangements offer a lower risk, more efficient way to expand into new markets, and that such arrangements have significant upside potential, given that many of these arrangements are expected to provide UFH with a right to acquire and consolidate such managed hospitals in the future. Our management believes that this model will yield positive returns in a shorter amount of time compared to UFH making a direct investment. We also expect to assess and consider additional asset-light projects in the future.

The Investment Environment

Our management believes that macroeconomic and consumer trends and policy reforms will continue to create a favorable investment environment for healthcare services in China that will allow it to successfully execute its strategic growth plan for future development of its network. These trends include:

•	According to research by Bain & Company, the number of “high net worth” individuals in China, defined as people with at least RMB 10,000,000 in investable assets, grew eightfold from approximately 180,000 in 2006 to 1,600,000 in 2016, and is expected to continue increasing in the coming years.

•	According to a survey performed by Ernst & Young LLP (“EY”) in 2016, a majority of affluent members of Chinese society consider themselves under-served by the Chinese public healthcare system.

•	Healthcare expenditure as a percentage of GDP is expected to increase significantly over the next decades, especially as China’s population continues to age.

•	By 2050, 25% of the population is expected to be 65 and over and 50% will be 45 and older.

•	Despite providing universal healthcare coverage to the Chinese population for their basic healthcare needs, the healthcare reimbursement typically only covers a portion of healthcare expenditure. This reimbursement rate varies depending on which healthcare services are measured, but covers a range of about 40%-70% of the cost of services, with the amount covered increasing in recent years. This remaining gap paves the way for future private health insurance products in China, which are expected to facilitate broader access to premium care by reducing out of pocket expenses for Chinese citizens.

•

The COVID-19 outbreak continues to impact the Chinese investment environment. While there continues to be uncertainty regarding the local and global health and economic impacts, there have been some statements by the Chinese Government which can be interpreted to be encouraging healthcare capacity development and foreign investment.

Public Healthcare Policy Regulation and Reforms

The Chinese government continues to regulate and reform the Chinese private medical industry. Reform policies announced by the Chinese government have emphasized the importance of the development of private medical facilities that can cater to the varying needs of different strata of Chinese society beyond the basic care offered by the government. Implementing these reforms, targets, and associated investment programs remain a high priority for the Chinese government and our management believes such initiatives provide an advantageous environment for the development of UFH’s network. Like foreign investment in other Chinese industries, foreign investment in a health care project is subject to complicated regulations. These regulations include, but are not limited to, laws related to industry access review, foreign investment review and approval, antitrust review, national security review, tax and foreign exchange regulation or supervision of the sale of state-owned assets, each of which depends on the specific conditions of the deal structure and the nature of the specific target businesses or joint venture partners.

The principal government agencies responsible for reviewing and approving a health care foreign investment project may include the National Health Commission (“NHC”), Ministry of Commerce (“MOFCOM”), Ministry of Human Resources and Social Security, the State Administrations of Market Regulation, State Administration of Foreign Exchange and Bureaus of Taxation, the State-Owned Assets Supervision and Administration Commission and the China Securities Regulatory Commission. It is ordinarily difficult for a foreign or even domestic investor in China to navigate the bureaucracy necessary to obtain required approvals, due to the ambiguities of law and the potentially contradictory views and practices of different government agencies, which result from a combination of fast-changing, and often unclear laws and regulations and a lack of unified and detailed implementation rules. Furthermore, in practice, the relevant governmental authorities, including NHC and MOFCOM, can be reluctant to approve direct equity acquisitions of existing medical institutions by private investors for political and/or national security reasons.

China’s health reforms and targets were consolidated and defined in 2009 under the Ministry of Health’s “Healthy China 2020” program. This program set targets for 2020, such as increasing healthcare spending as a percent of China’s gross domestic product to 6.5%, reducing out-of-pocket spending to less than 30% of total expenditure, increasing available beds per 1000 population to 4.8, increasing beds funded by the private sector to 25%, expanding insurance coverage to more citizens, creating an integrated national medical records database and encouraging all hospitals to implement IT solution to improve healthcare delivery.

In 2014, the Chinese government issued further reforms, included an update to an existing 2009 policy, allowing physicians to practice at multiple sites, removing previous restrictions on the number of secondary sites at which a physician could practice, a key reform to reduce the pressure for physician talent on private hospitals such as UFH. Another key 2014 reform was to permit selected investors, such as those from Hong Kong and Taiwan, to establish wholly foreign owned hospitals in Beijing, Tianjin, Shanghai, Jiangsu, Fujian, Guangdong, and Hainan.

In 2016, the State Council announced the “Healthy China 2030” initiative. Like the “Healthy China 2020” initiative, this called for broad changes and policy targets to improve the overall health and life expectancy of China’s population, including environmental, labor, and healthcare provision reforms, by 2030. In 2019, detailed implementation guidelines were released, including targets of 3 physicians per 1000 residents, and reducing out-of-pocket expenditure to 25% of total expenditure by 2030.

As a result of the COVID-19 outbreak, the healthcare regulatory environment in China is in flux. As of March 2020, there were significant national and local regulations in place for epidemic control, which impact healthcare operations, however these regulations are expected to be temporary. There have been communications from various government entities that healthcare capacity and quality will be a renewed focus of the Chinese government following COVID-19, with reforms to include expansion of the social insurance system, improvements to pharmaceutical availability and accessibility, improvements in medical industry salaries, and plans for the layout of private healthcare.

Chinese Private and Public Healthcare Sectors

The Chinese healthcare services sector has grown rapidly since the initial reforms of the 1980’s and 1990’s. According to China’s National Health and Family Planning Commission (the “NHFPC”), overall revenue in the Chinese healthcare sector grew at an average rate of approximately 12% per year from 2013 to 2017, which was higher than overall growth in China’s GDP of 6.5% to 7.5% for the same period. In addition, over the same period, private hospital revenue in China averaged about 25%. In addition, overall revenue in the Chinese healthcare sector is expected to grow at a rate of approximately 11% per year from 2017 to 2023, while overall private hospital revenue is expected to grow at a rate of about 22% per year. Such growth in healthcare revenue is driven by many factors, including an aging population, growing wealth in larger cities, most of which are served by UFH, expanding private health insurance coverage, and a more favorable regulatory environment. Our management expects this growth to be significant in the wealthiest Chinese cities of Beijing, Shanghai, and Guangzhou, where UFH has its largest presence. Our management expects that increasing insurance coverage will also drive UFH’s business, as gross written commercial health insurance premiums in China have grown approximately 40% per year from 2012 to 2018, and are expected to grow approximately 33% per year from 2018 to 2023. In addition, the total addressable market for such health insurance has grown approximately 17% per year from 2012 to 2018, and is expected to grow approximately 18% per year from 2018 to 2023.

Chinese public hospitals are classified by the NHFPC into three classes, classes 1 through 3. Class 3 hospitals are large, comprehensive facilities with over 500 beds, while class 1 facilities are primary care facilities with less than 100 beds that focus on preventative and less specialized care. As perceived high quality services and physicians are mainly concentrated in class 3 public hospitals, patients often prefer to seek care in such hospitals regardless of the severity of their conditions. As such, Tier 3 Chinese public hospitals in particular face severe overcrowding and related issues ensuing from high capacity utilization that adversely affect both the availability and quality of care at such facilities, which has led to increased demand for private alternatives. Such utilization issues can include bed occupancy rates of over 90%, long average wait times to see physicians, with only 5 minute consultations. Class 3 hospitals face the most pressure, representing 8% of total hospitals while receiving 50% of the outpatient visits. Wait times for consultations and procedures are typically much longer at public hospitals, especially the overcrowded Class 3 hospitals, as compared to private hospitals, and can extend to weeks for some specialties. These issues are exacerbated by a shortage of doctors. According to the World Bank DataBank, in 2018, China had only 1.9 physicians per 1000 citizens, compared to 3 or 4 for developed countries. Pressure on the public healthcare system is expected to increase as the Chinese population continues to age, budget restraints, and government crackdowns on under-the-table payments, also known as “gray income” lowers physician effective income, reducing the attractiveness to physicians to work in the public system. Finally, endemic hospital budget deficits and nursing shortages also are known to result in poor service quality at public Chinese hospitals.

The public medical insurance system, known as Yibao, has made healthcare coverage more widespread, and although it only covers approximately 40%-70% of the overall cost of care in public facilities, the expanded coverage has put further pressure on public hospitals, as budget control by the government has led to pressure on pricing and their ability to provide certain services. For this reason, recent government policies have restricted public hospitals from adding capacity for “VIP” services. As a result, premium services are typically more readily available from private providers and are paid for by individuals or commercial health insurance, which is either provided by private employers or purchased by individuals. Since 2015, private hospitals are able to accept Yibao for reimbursement in certain local jurisdictions, but it is currently not widely used by patients at such facilities, as Yibao reimbursement rates are too low for most private providers. Some private facilities, on a case-by-case basis, however, allow patients a limited reimbursement in private facilities for high end care to supplement their public entitlement. Despite its broad coverage, only 7% of respondents in a 2016 survey by EY said they were “satisfied” or “very satisfied” with their publicly provided insurance coverage, and a significant proportion of respondents also had purchased, were offered through their work, or were interested in private insurance policies.

Opportunity in the Private Hospital Sector

The overall strain on the public system and demand for quality healthcare in the Chinese public health system, coupled with challenges in the private sector such as restricted access to capital, healthcare administration talent, and difficulties recruiting physicians, have resulted in what our management believes are unique opportunities for a large, international, premium-branded player in the private hospital landscape such as UFH. These opportunities are generated by a supply and demand imbalance, as there is a significant under supply of premium private hospitals. According to the World Bank DataBank, in 2016, healthcare expenditure as a percentage of GDP in China was only approximately 4.98% compared to approximately 8.11% in South Africa, 8.97% in Spain, 10.93% in Japan, 11.54% in France, 11.14% in Germany, and 17.07% in the United States, indicating significant future growth potential in Chinese healthcare expenditure. When comparing GDP per capita to private healthcare spending per capita, China as a whole and China tier one cities, including Hong Kong, are significantly under-penetrated, indicating that private healthcare spending per capita will grow in line with GDP per capita.

Furthermore, the Chinese private medical industry sector remains highly fragmented, and our management believes that such a lack of competitors with scale provides an opportunity for large branded players, like UFH, to compete and grow. UFH has an extensive geographic coverage in China relative to its peers, and consistently ranks among the top private hospital brands in China. The market also lacks a comprehensive service competitor, as most private hospital systems in China are focused on a single or limited specialties or low acuity primary care, while UFH’s service offerings, through its strategic whole-life-cycle model, spans both low acuity and high acuity procedures across multiple specialties, offering coverage at all points throughout a patient’s lifecycle, from OB/GYN and pediatrics, family medicine, dental and home health, to higher acuity services such as internal medicine, orthopedics and surgery.

UFH Healthcare Services Facilities

UFH’s healthcare services were its primary source of revenue for each of the years ended December 31, 2017, 2018 and 2019.

Beijing

Beijing United Family Hospital (“BJU”) is located in the northeastern section of Beijing near a large concentration of high income communities. BJU was UFH’s first facility and received initial national-level approvals from the MoH and Ministry of Foreign Trade and Economic Cooperation in 1995 and officially opened in 1997. Our management believed that when it opened, BJU was the first government-approved healthcare joint venture to provide inpatient and outpatient healthcare services in China. The original entity was a contractual joint venture between Chindex and the Chinese Academy of Medical Sciences. BJU received accreditation from the JCI in 2005, its first reaccreditation in 2008, its second reaccreditation in 2011 and a third accreditation in 2018.

Following the opening of the first BJU hospital, BJU expanded to include BJU building 2 in 2012, which added approximately 11,200 square meters of inpatient and outpatient capacity and building 3 in 2014, which added 5,400 square meters of outpatient capacity, significantly increasing BJU’s overall capacity to approximately 25,000 square meters and 120 licensed beds. BJU now consists of a campus of 3 buildings and several smaller associated facilities, including a family medicine clinic, New Hope Oncology Center and administrative and logistical facilities. These facilities have significant unused capacity which will be used for additional growth.

BJU was the first hospital in UFH’s first hub- and- spoke model, and there are currently seven satellite clinics located throughout Beijing city affiliated with BJU. The first, which opened in 2002, is Beijing United Family Shunyi Clinic (the “Shunyi Clinic”). The Shunyi Clinic is located in the high-rent residential suburb of Shunyi County, which is also home to many international schools. The second, United Family Jianguomen Clinic, opened in June of 2005 and is in downtown Beijing in a prestigious luxury apartment and hotel complex in the heart of the diplomatic district. In 2010, UFH opened the Beijing United Family Liangma Clinic, located in Beijing’s northeast-central second diplomatic district. In 2013, the United Family Central Business District Clinic opened in Beijing. In 2014, the United Family Financial Street Clinic opened its doors and, in 2015, two clinics opened, United Family Wudaokou Clinic in the north western high tech and university district, and United Family Guangqumen Clinic opened in another high end residential area just to the south of the main Beijing central business district.

In addition to those seven stand-alone clinics, in late 2011 UFH also opened the Beijing United Family New Hope Oncology Center, located close to the main hospital campus in late 2011. This facility provides comprehensive cancer care including radiation and chemotherapy. Furthermore, the Beijing expansion projects during 2012 and 2013 included adding a variety of new specialized services provided at the hospital, including comprehensive cancer care, neurosurgery, orthopedic surgery, catheterization lab and cardiovascular surgery.

In 2013, UFH opened the United Family Rehabilitation Hospital in east Beijing, a specialty hospital entering the rehabilitation service area, as a logical business expansion of its platform. Offering state of the art in-patient and day care rehabilitation services for post-operative, neurological, orthopedic, cardiac and post-partum rehabilitation patients, United Family Rehabilitation Hospital allows UFH to provide a complete range of “lifecycle” care in Beijing. UFH’s expansion into the premium rehabilitation market was intended to fill a gap our management identified in China’s health care system for those seeking quality premium care when recovering from surgeries or debilitating illnesses in neurological, cardiac and orthopedic areas. Since 2016, the facility has introduced an innovative “evidence based” approach to clinical post-partum rehabilitation in China, vertically integrating with UFH’s existing strong obstetrics business and reputation.

UFH is currently planning for the opening of the Jingbei United Family Women’s and Children’s Hospital (“DTU”), which is expected to open in 2020. This new 200-licensed bed, approximately 22,200 square meter facility, is expected to specialize in OB/GYN, pediatric, PPR, reproductive and other specialties and is now under construction in the north-central region of Beijing. DTU is designed as a Level-3 women's and children's hospital and is expected to be eligible to apply for an IVF license.

Shanghai

In 2002, UFH received approval to open a hospital in Shanghai. Shanghai Puxi United Family Hospital (“PXU”) was the second UFH Hospital and opened in 2004 in the Changning District of Shanghai, a center of the expatriate community and an affluent Chinese residential district in Puxi, on the western side of the Huangpu River. Like BJU, PXU offers comprehensive services. Since it opened, PXU has provided international-standard healthcare to the fast-growing Shanghai market.

UFH relocated its PXU operations to a new facility in 2019 near to the original PXU site. The new facility expanded operations from 5,900 square meters to approximately 19,200 square meters, increased capacity and growth potential, as well as created new competitive advantages through an upgraded, modern facility with new equipment and additional service offerings.

UFH implemented the hub and spoke model in Shanghai by constructing two UFH satellite clinics in the city, United Family Quankou Clinic, which opened in 2013 and United Family Fengshan Clinic, which opened in 2017, to support its hospitals in Shanghai. The Quankou clinic is located near PXU, enabling additional outpatient space expansion near the main campus. The Fengshan clinic, providing primary care, dental and mental health services, is located in the Minhang district near the Shanghai American School and serves the area’s affluent local and expatriate communities, including international schools and businesses.

PXU received its first JCI accreditation in 2008, its first reaccreditation in 2011 and has most recently been reaccredited in 2017. It is one of the few JCI-accredited facilities in the Shanghai metropolitan area.

UFH’s other recent expansion projects in Shanghai have been concentrated in the Pudong district, where, in June 2018, it opened Xincheng United Family Hospital (“PDU”), a hospital in Pudong’s Jinqiao, Xincheng district. PDU offers a full range of medical services to the eastern Shanghai delta with 100 licensed beds. UFH is also currently constructing a clinic in the Kangqiao area of Pudong, which is expected to be completed in 2020. This new facility is expected to offer primary care services along with specialized services such as dental, family medicine, traditional Chinese medicine and other services. UFH believes that the Kangqiao facility will enable it to achieve better geographic coverage within the wealthy Pudong district of the city. In addition, UFH is currently exploring other opportunities to expand its outpatient clinic network to other parts of greater Shanghai to better serve the community by providing more convenient locations and act as a feeder network to its hospitals there.

Tianjin

In 2011, UFH opened Tianjin United Family Hospital (“TJU”), in the northern city of Tianjin, 150 kilometers southeast of Beijing. Tianjin is China’s fifth largest city with a population of over 10 million and is considered one of the fastest growing cities in China. TJU is located in the Hexi district of the city, one of the most affluent neighborhoods. TJU is licensed for 30 beds and is designed to focus on primary care services. In addition, TJU is the only hospital in UFH’s network that is licensed to practice IVF and assisted reproductive technology services, and provides such services to patients from Tianjin as well as referrals from other UFH facilities. TJU received its JCI accreditation in 2014 and reaccreditation in 2017.

Qingdao

In 2015, UFH opened Qingdao United Family Hospital (“QDU”), in the eastern coastal city of Qingdao. Qingdao is an industrial city with a large tourism industry. QDU is located in an affluent neighborhood in the east of the city, and offers general hospital services to the local community. QDU is licensed for 100 beds in an approximately 30,000 square meter facility. The hospital offers all primary and secondary care services including family medicine, internal medicine, surgery, OB/GYN, pediatrics, dental, dermatology, post-partum rehabilitation and other specialty offerings. In addition, QDU is currently developing a cancer treatment service in collaboration with a partner investor.

Guangzhou

Guangzhou United Family Hospital (“GZU”), our largest hospital to date, opened in 2018. The total building area is approximately 70,000 square meters with over 100 licensed beds and capacity for further bed expansion. The hospital delivers comprehensive healthcare services including internal medicine, surgery, obstetrics and gynecology, pediatrics, family medicine, dermatology, rehabilitation, traditional Chinese medicine (“TCM”) and 24-hour emergency care, as well as providing special services such as intensive adult and neonatal intensive care units, a birthing center (including Labor, Delivery, Recovery, Postpartum (“LDRP”) and Postpartum Suites) and a full suite of radiology and imaging, such as MRI and CT scans. It operates under standards consistent with those required by the JCI. Our management expects GZU to receive JCI accreditation in 2020.

Shenzhen

Shenzhen United Family (“SZU”) hospital is currently under development in central downtown Shenzhen, a modern, fast growing city between Hong Kong and Guangzhou. Shenzhen was one of the first Special Economic Zones established in China during the first market reforms of the late 1970s and early 1980s, and has grown from a small border town to a major metropolis of over 10 million people, home to several large technology companies, top university branch campuses, and a fast growing upper-middle class population. SZU is expected to open in mid-2021 and is expected to be branded and managed by UFH under a management contract with NFG. SZU’s location is expected to allow the hospital to be a service hub for the Greater Bay Area of Guangdong, Hong Kong and Macau. SZU will provide primary care services including family medicine, pediatrics, OB/GYN, as well as more advanced services such as surgery, internal medicine, oncology, and other services in a 64,000 square meter facility.

UFH is also considering other asset-light management contracts for branding, managing, and operating clinical facilities around China.

Other Markets

UFH continues to seek new opportunities to expand its operations to other cities with affluent populations and currently operates a small outpatient clinic in Hainan Bo’ao opened in 2018.

Headquarters

UFH’s corporate headquarters are based in Beijing near the main BJU campus, and provide centralized corporate and administrative services to all UFH facilities throughout the country, including hiring and assigning senior management, corporate finance, sales and marketing, business development, patient experience, nursing operations, supply chain management and other functions. The centralized corporate support group is essential for the development, enhancement, maintenance and promotion of the UFH brand to ensure it maintains a consistent level of quality throughout the network, as well as coordinating UFH’s fast expansion across markets.

Regional Market Re-Organization

To maximize operating efficiencies and synergies among its regional facilities, in March 2020, the Company consolidated its operations in its three major markets: Beijing, Shanghai and Guangzhou, each with a unified leadership team.

The Beijing market includes all of the Company's operating facilities, including hospitals and clinics, in Beijing as well as the Bo'ao clinic in Hainan Province; the Shanghai market consists of PXU and PDU, as well as the East China clinic network; and the Guangzhou market consists of GZU and its affiliated clinic network.

UFH was founded with one standalone facility and as the Company built more hospitals and clinics, it centralized certain policy development and shared service functions in order to achieve standard levels of service, branding, and quality, as well as to achieve economies of scale to eliminate redundant costs. By re-organizing the standalone facilities into unified regional market leadership, the Company believes it can realize further efficiencies within each geography, allowing patients to experience the true value of its life cycle of care and seamless experience between clinics and hospitals.

Competition

UFH has certain regional specialty private competitors. These include:

AmCare Women and Children’s Specialized Health:   established in 2006; now operates 6 women and children’s hospitals, one clinic and three post-partum rehabilitation centers across Beijing, Tianjin, Hangzhou and Shenzhen. These are specialty hospitals focusing on obstetrics and pediatrics services.

HarmoniCare Medical:   founded in 2003; now operates 14 women and children’s hospitals in Beijing, Shenzhen, Guangzhou, Chongqing and other cities. These are also specialty hospitals, primarily focused on obstetrics and some pediatric care.

Parkway Pantai (under the IHH Group):   Parkway first entered in China in 2006 and now operates 5 medical and dental locations in China, located in Shanghai, Suzhou, and Chengdu. The IHH parent operates 28 hospitals with more than 6,000 beds in Singapore, Malaysia, India, Brunei and United Arab Emirates, while its China footprint consists primarily of outpatient services. It is said to have two hospitals under development, one in Chengdu and one in Shanghai.

New Century:   opened its first pediatrics facility in 2002 in Beijing. It now operates three medical institutions focusing on pediatrics in Beijing, Tianjin and Qingdao.

Oasis:   opened in 2012, Oasis is a small general services hospital located in northeastern Beijing.

Jiahui Health:   opened an international general hospital in Shanghai in 2017 with up to 500 beds and also operates two clinics in Shanghai.

American-Sino Medical Group:   started in 2003, American-Sino started as the western-style VIP OB ward in a Chinese public hospital, and has expanded to its own specialty hospital in Shanghai and a share in a small obstetrics hospital in Hangzhou.

Kaiyuan Hospital:   owned by Columbia China group. Columbia China is jointly invested by Columbia Pacific Management and Sheares Healthcare Group. Kaiyuan hospital is located in Shanghai and has a capacity of 220 beds focused on orthopedics.

The public medical system is not considered a direct competitor to UFH due to its lower level of service, lower prices and a different system of payments. Some public hospitals have opened VIP wards offering higher levels of service, however the government has made it clear that the public health system should prioritize services for the Chinese public and not expand (or even curtail) existing VIP services.

It is management’s belief that there are no foreign or domestic investor-owned and operated hospital networks in China that compete with the UFH network in serving the expatriate, diplomatic and affluent local Chinese service areas through a comprehensive healthcare service delivery system on a similar geographic coverage and scale to UFH. Although several local owners have opened specialty private hospitals, it is management’s understanding that none are as comprehensive and as geographically diverse, or offer the same full scope and quality of services to the same patient base as UFH.

Intellectual Property

There are 32 trademarks registered under United Family Healthcare Management Consulting (Beijing) Co., Ltd., a wholly foreign-owned enterprise of UFH (the “UFH (WFOE)”), and 108 trademarks are registered under Chindex. These trademarks are registered in China, and include the following trademarks:

Regulatory Matters

Medical institutions must abide by various Chinese national and local laws and regulations, including foreign investment in healthcare industry, the licensing and operation of medical institutions and medical staff, the use and safety management of drugs and medical devices, the quality of medical services, environmental protection, staff safety, social security and housing provident fund, as well as miscellaneous other national and local regulatory regimes.

Regulations Relating to Foreign Investment in Our Industry

According to the Interim Measures for Administration of China — Foreign Joint Venture and Cooperative Medical Institutions (the “Interim Measures”), which became effective as of July 1, 2000, and its supplementary rules, the share percentage of foreign investment in a Chinese medical institution cannot exceed 70%, except that qualified Hong Kong, Macao and Taiwan investors may set up wholly foreign-owned medical institutions subject to certain conditions and geographic restrictions. In addition, the Interim Measures also sets forth certain qualification requirements for foreign investors, such as requiring that such investors possess investment and operational experience in the medical sector. In December 2011, the Catalog of Industries for Guiding Foreign Investment was amended and recategorized foreign investment in the healthcare sector from “restricted” to “permitted” and various other subsequent regulations and rules stated that restrictions on foreign investment in the healthcare sector should be lifted. As a result of these changes, China adopted a flexible policy from January 2012 to April 2015 allowing establishment of wholly foreign owned medical institutions by certain types of investors from several jurisdictions.

As of April 2015, China reverted back to its previous policy and foreign investment in medical institutions was again “restricted.” According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2019 Version), medical institutions are on the “negative list” for foreign investment and so any such foreign investment is subject to the limitations set forth in the Interim Measures. See “Item 3. Key Information  — D. Risk Factors  — Risks Relating to Our Corporate Structure — If the Chinese government finds that the agreements we intend to enter into to establish the structure for a portion of our operations in China do not comply with its restrictions on foreign investment in healthcare businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated Chinese entities.”

UFH does some of its business in China through variable interest entities, or VIEs, due to the aforementioned restrictions on equity ownership by foreign investors.

In addition, China is continuing to reform its foreign investment laws and regulations and the related regulatory regimes. China’s Foreign Investment Law was adopted on March 15, 2019 and became effective on January 1, 2020. At that time, China’s Law on Foreign Equity Joint Ventures, China’s Law on Wholly Foreign-Owned Enterprises and China’s Law on Foreign Contractual Joint Ventures, which applied to some entities incorporated in China and controlled (directly or indirectly) by UFH, were abolished. This is generally viewed as a major step forward toward facilitating foreign investments, such as those in UFH, in China. For a further discussion of the likely impact these regulations may have on UFH’s business, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Changes in the Foreign Investment Law and regulatory regime could have an impact on the transactions and the operation of our business.”

China continues to reform its healthcare industry. The Law of the People's Republic of China on Promotion of Basic Medical and Health Care was adopted on December 18, 2019 and will become effective on June 1, 2020. This law prohibits government-funded medical institutions from establishing for-profit medical institutions with public funds. Considering that there is 70% restriction on foreign ownership in medical institutions requiring a local partner for healthcare investments, this will restrict UFH's ability to partner with public institutions.

Regulations Relating to Encouraging Private Capital Investment in Medical Institutions

The Circular Forwarded by the General Office of the State Council relating to the Opinions on Further Encouraging and Guiding Private Capital Investment in Medical Institutions (i) establishes priorities for using government resources to support private capital investment in medical institutions, including for-profit medical institutions where there is a demand to adjust or extend medical resources; (ii) states that restrictions on foreign investment in medical institutions should be lifted, including moving the medical institution industry from the restricted category to the permitted category in the foreign investment industry catalog and gradually lifting the 70% restriction on foreign ownership in medical institutions; and (iii) reiterates that a non-profit medical institution should not distribute gains to its investors either as dividends or by other means whereas a for-profit medical institution may distribute gains to its investors. While the foregoing Circular is currently effective, it has not yet been fully implemented in practice. If it is fully implemented, it could have a positive impact on UFH’s business and operations in China, including making it easier for UFH and its founders to make additional investments in China.

Regulations Relating to Medical Institutions

Pursuant to the Regulation on Administration of Medical Institutions issued in February 1994 and amended in February 2016 by China’s State Council, a medical institution is required to obtain a medical institution practicing license from the relevant healthcare administrative authorities before providing medical services. Any organization or individual that engages in medical practice without a medical institution practicing license may be ordered to cease practice, be confiscated of illegal income, drugs and medical devices, or be fined. Medical institutions are required to provide medical services within the approved or registered scope, and any activity relating to forging, altering, selling, transferring or lending of medical institution practicing license is prohibited. A medical institution practicing license is subject to inspection by the relevant healthcare administrative authorities on an annual or every three-year basis depending on the size of the medical institution.

In addition, pursuant to the Rules on Administration of Radiation-related Diagnosis and Treatment issued in January 2006 and amended in January 2016 by the National Health and Family Planning Commission, medical institutions that plan to conduct radiation-related diagnosis and treatment must obtain radiation-related diagnosis and treatment licenses. Non-compliance with such regulations may subject the violating entities to an order to rectify and administrative penalties, including fines or even an order to cease practice.

Pursuant China’s Pharmaceutical Administration Law, medical institutions shall procure and use drugs that have a certificate of drug quality and properly manage and store the drugs. Pursuant to the Regulation on the Supervision and Administration of Medical Devices, users of medical devices shall procure and use the medical devices with certificate of medical device quality and properly manage and store the medical devices. Pursuant to the Implementation Rules for Regulations on Administration of Medical Institutions, medical institutions shall enhance the medical quality management and ensure the medical safety and service quality according to relevant rules and standards of healthcare administrative authorities.

Regulations Relating to Practicing Activities of Doctors and Nurses

According to China’s Law on Practicing Physicians promulgated in June 1998 and amended in August 2009 and the Nurse Regulation issued in January 2008 as well as other relevant Chinese laws and regulations, doctors and nurses in China must be registered with and obtain relevant practicing licenses from the relevant healthcare administrative authorities, and may only engage in medical or nursing practice at the place and within the scope as registered in their practicing licenses. As a result of non-compliance with such regulations, doctors and nurses as well as the medical institutions that hire them may be subject to administrative penalties, including fines, loss of licenses, or even an order to cease practice.

However, such restrictions on practicing places have been gradually loosened. Pursuant to the Several Opinions on Advancing and Standardizing Doctors’ Practicing in Multiple Places issued in November 2014 and the Administrative Measures for Registration of Practicing Physicians issued in February 2017, doctors may practice in two or more medical institutions provided that the additional medical institutions where the doctors practice have been filed or registered with relevant healthcare administrative authorities. The implementation plans for doctors practicing in multiple locations may vary in different localities.

Regulations Relating to Foreign Currency Exchange

In accordance with the Notice of the State Administration of Foreign Exchange on Reforming and Regulating the Policies for the Administration of Foreign Exchange Settlement under the Capital Account (2016), the foreign exchange earnings under capital account of a foreign-invested company, including registered capitals in foreign currencies and external loans, can only be used for purposes within the approved business scope of the company.

In addition, the Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. For a discussion of the likely impact the foregoing regulations may have on UFH’s business, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Our only significant asset will be ownership of 100% of UFH, which may not be able to pay dividends or make distributions to enable us to pay any dividends on our ordinary shares or to satisfy our other financial obligations” and “Item 3. Key Information – D. Risk Factors — Risks Relating to Doing Business in China — The conversion of RMB into foreign currency is regulated, and these regulations could adversely affect our business and investments”.

Regulations Relating to Labor Laws

The principal labor laws and regulations in China include China’s Labor Law, China’s Labor Contract Law and the Implementation Regulations of China’s Labor Contract Law. China’s Labor Law and China’s Labor Contract Law, impose certain substantive requirements on employers, including the requirement to enter into written labor contracts with employees; the requirement to offer permanent employment at the conclusion of two successive fixed term employment contracts; the requirement to pay severance fees in all cases of termination except for material breach of contract by the employee or the employee’s voluntary resignation; the requirement to pay financial compensation in return for the employee’s non-compete agreement; the requirement to limit the hours worked by employees working on a standard work schedule, which is a majority of UFH’s employees, to eight hours per day and pay overtime compensation to such employees for any overtime work beyond the foregoing eight hours; and the requirement to establish labor safety and workplace sanitation systems and to provide employees with appropriate training regarding workplace safety. Violations of the above laws and regulations may result in liabilities to employees and subject employer to administrative sanctions including fines or, in the case of serious violations, criminal liability.

China’s regulatory authorities have also passed a variety of laws and regulations regarding statutory social welfare benefits, including, among others, the Social Insurance Law of China implemented on July 1, 2011 and amended on December 29, 2018, the Regulation of Insurance for Labor Injury, the Provisional Measures for Maternity Insurance of Employees of Corporations, the Decisions on the Establishment of a Unified Program for Pension Insurance of the State Council, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers, the Regulation of Unemployment Insurance and the Regulations on the Management of Housing Provident Fund. Pursuant to these laws and regulations, companies in China have to make sufficient contributions of statutory social welfare benefits for their employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing provident funds. Failure to comply with such laws and regulations may result in supplementary payments, surcharges or fines.

In addition, the Exit-Entry Administration Law of China and the Provisions on the Employment of Foreigners in China require that a work permit must be obtained from the relevant local labor authorities or their designated authorities for expatriate employees. Such expatriates may work only for the employer and the area listed on their work permit approval documents.

Regulations Relating to Environmental Protection

Our operations and properties are subject to extensive environmental protection laws and regulations. For a discussion of such laws and regulations and their likely impact on UFH’s business, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we fail to comply with environmental, health and safety laws and regulations in China, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.”

Regulations Relating to Intellectual Property

Pursuant to China’s Trademark Law promulgated in August 1982 by the Standing Committee of the National People’s Congress and amended respectively in February 1993, October 2001, August, 2013, and April 2019 (the latest amendment went effective on November 1, 2019), the registered trademarks are protected under Chinese law only in respect of the classes of products and services for which they are registered.

In addition, China has adopted a “first-to-file” principle for trademarks, which means that if two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. As previously discussed, UFH has 32 trademarks registered under the UFH (WFOE), and 108 trademarks are registered under Chindex and the success of its business is largely dependent on the quality and perception of its brand in China. As such, its business is dependent on effective enforcement of the trademark rules and any changes thereto could have a material, adverse effect on its business.

Regulations Relating to Taxation

Pursuant to China’s Enterprise Income Tax Law effective on January 1, 2008, the statutory Chinese corporate income tax rate of UFH’s subsidiaries operating in China for the periods presented is 25% on their taxable profits. Dividends, interests, rent or royalties payable by UFH’s entities in China to non-Chinese resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the tax basis of such assets) shall be subject to a 10% enterprise income tax, namely withholding tax, unless the respective non-Chinese resident enterprise’s jurisdiction of incorporation has a tax treaty or an arrangement with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The Provisional Regulations of China on Value-added Tax were promulgated on December 13, 1993, and were most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of China on Value-added Tax were issued on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of China on Business Tax and Amending the Provisional Regulations of China on Value-added Tax, or Order 691. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of VAT Tax, or Notice 39. According to the VAT Law, Order 691 and Notice 39, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within Chinese territory must pay VAT. VAT is typically assessed at a rate of 13%, 9%, 6% and 0%.

UFH is required to pay VAT on certain of its non-medical related revenue, including sales of products at the gift shops within their hospitals at applicable VAT rates. In addition, UFH has applied for and received an exemption from VAT on its medical service revenue and therefore is not subject to VAT on such revenue.

Regulations Relating to Administration of Medical Data

Medical institutions or employees dealing with a patient’s personal information may be subject to infringement allegations from patients if they do not properly handle personal information under the Regulations on Medical Record Management and Chinese Tort Liability Law, which require medical institutions to protect patients’ privacy and prohibit unauthorized disclosure of personal information. As a provider of medical services, UFH has access to the personal information of its patients who use its services and has put in place policies and controls to protect such information. Specifically, UFH has implemented an internal privacy protection policy, which provides that all patient information is confidential and shall not be disclosed without the consent of the patient. Further, employees may use patient information only when they are fulfilling their job responsibilities. An employee violating such provision is deemed to have violated UFH’s internal rules and policies and UFH has the right to immediately terminate the employment contract with such employee. Please see the section entitled “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Financial Condition — We are subject to cyber security risks and other cyber incidents, including the misappropriation of information and other breaches of information security which could adversely affect our business and disrupt our operations.” for more information.

Regulations Relating to Leased Property

Pursuant to the Administrative Rules of Commercial Property Leases, effective February 2011, promulgated by the Ministry of Housing and Urban-Rural Development of China, and other relevant rules, a property which falls within the following categories may not be leased: (i) property constructed without obtaining proper construction planning permits, (ii) property that fails to meet the mandatory safety requirements, or (iii) property that is used in violation of zoning requirements. Failure to comply with such requirements may subject lessors to rectification and fines. In addition, the parties to a property lease contract are required to register the leased property with Chinese housing administration authorities. Failure to comply with such registration requirements may subject the parties to rectification orders issued by the housing administration authorities, which will specify a deadline for such registration. If lessors or tenants do not complete the registration before the deadline, it may be subject to a fine from RMB1,000 (about US$142) to RMB10,000 (about US$1,430).

According to the Interpretation of the Supreme People’s Court on Several Questions Concerning Specific Laws Applicable to the Trial of Cases of Urban Property Lease Contract Disputes, a lease agreement shall be invalid under any of the following circumstances: (i) the leased premises is constructed without obtaining a construction planning permit; (ii) the term of a sublease agreement is longer than the term of the sub-lessor’s lease; or (iii) the leased premises is classified as temporary construction and the approved use term has expired. If only part of the leased premises involves the situation discussed in situations (i) and (iii) above, the other portion of the leased premises and the corresponding lease agreement shall not be affected. In situation (ii) above, only the excessive part of the lease term and the corresponding lease agreement is not protected by Chinese law.

Please see the section entitled “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Our use of leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.” for more information.

Regulations Relating to Dividend Distribution

The principal laws and regulations governing the distribution of dividends by domestically-invested enterprises and foreign-invested enterprises in China includes China’s Company Law, as amended, the Wholly Foreign-owned Enterprise Law of 1986, as amended, and its implementation regulations originally promulgated in 1990, as amended, the China-Foreign Equity Joint Venture Law originally promulgated in 1979, as amended, and its implementation regulations originally promulgated in 1983, as amended, and the China-Foreign Cooperative Joint Venture Law originally promulgated in 1988, as amended, and its implementation regulations originally promulgated in 1995, as amended. The Wholly Foreign-owned Enterprise Law, the China-Foreign Equity Joint Venture Law and the China-Foreign Cooperative Joint Venture Law were replaced by the Foreign Investment Law on January 1, 2020. Under the prior regulatory regime in China, both domestically-funded enterprises and foreign-invested enterprises in China may pay dividends only out of their after-tax profit, if any, determined in accordance with Chinese accounting standards and regulations. UFH’s wholly foreign-owned enterprises and domestically-funded enterprises are required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital; EJV subsidiaries and CJV subsidiaries have discretion in deciding on the percentage of reserve funds and other funds. Domestically-funded enterprises, wholly foreign-owned enterprises, EJVs and CJVs shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to New M&A Rules

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six Chinese regulatory agencies in 2006 and amended in 2009, regulates transactions relating to (i) foreign investors’ acquisition of the equity interests of Chinese non-foreign-invested domestic enterprises and subscription for the capital increase of Chinese non-foreign-invested domestic enterprises, (ii) foreign investors’ purchase and operation of the assets of Chinese domestic enterprises via their established foreign-invested enterprises, and (iii) foreign investors’ acquisition of the assets of Chinese domestic enterprises which would subsequently be used for the establishment and operation of foreign-invested enterprises. In 2011, the Ministry of Commerce issued the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, which provides that mergers and acquisitions by foreign investors involving an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including controlling entities through contractual arrangements. For a further discussion of the likely impact that these regulations may have on UFH’s business, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — China’s M&A Rules and certain other Chinese regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

Legal Proceedings

We are involved in various lawsuits, claims and legal proceedings, the majority of which arise in the ordinary course of business.

C.	Organizational Structure

New Frontier Health Corporation is a Cayman Islands exempted company. The following diagram depicts our current organizational structure:

(1)	New Frontier Health Corporation is a holding company with no direct operations.

(2)	United Family Healthcare Management Consulting (Beijing) Co., Ltd is a wholly foreign-owned enterprise.

(3)	The shareholders of Beijing Access Health Hospital Management Co., Ltd. are United Family Healthcare Management Consulting (Beijing) Co., Ltd., Mr. Ming Xie and Ms. Xiaoyan Shen, owning 70%, 15%and 15% of the equity interests of Beijing Access Health Hospital Management Co., Ltd., respectively. Mr. Ming Xie is a senior executive and director of both Access and SHY, and Ms. Xiaoyan Shen is the supervisor of both Access and SHY; both act as nominee shareholders on behalf of United Family Healthcare Management Consulting (Beijing) Co., Ltd.

(4)	The shareholders of Beijing United Family Hospital Management Co., Ltd. are Beijing Access Health Hospital Management Co., Ltd. and Mr. Ming Xie, owning 70%and 30%of the equity interests of Beijing United Family Hospital Management Co., Ltd., respectively. Mr. Ming Xie is a senior executive and director of both Access and SHY and acts as a nominee shareholder on behalf of United Family Healthcare Management Consulting (Beijing) Co., Ltd.

(5)	Qingdao United Family Hospital Co., Ltd. is a wholly foreign-owned enterprise and was established as such under an exception to the Interim Measures for Administration of China — Foreign Joint Venture and Cooperative Medical Institutions, as further described in the section entitled “Business — Regulatory Matters — Regulations Relating to Foreign Investment in Our Industry.”

(6)	Shanghai Xincheng United Family Hospital Co., Ltd. is a China-Foreign Equity Joint Venture.

(7)	Guangzhou United Family Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(8)	Beijing Jingbei Women & Children United Family Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(9)	Beijing United Family Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(10)	Beijing United Family Rehabilitation Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(11)	Tianjin United Family Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(12)	Beijing United Family Health Center Co., Ltd. is a China-Foreign Contractual Joint Venture.

(13)	Shanghai United Family Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

As shown in the above diagrams, two of our subsidiaries in China are organized as partial variable interest entities to comply with Chinese laws and regulations generally limiting foreign ownership of companies in the healthcare industry to no more than 70%. As shown in the second diagram above, United Family Healthcare Management Consulting (Beijing) Co., Ltd. (“UFH (WFOE)”), which is one of our indirect, wholly-owned subsidiaries, owns 70% of the equity interests in Beijing Access Health Hospital Management Co., Ltd (“Access”), and the remaining 30% of the equity interests are held by certain senior executives of UFH, who are serving as nominee shareholders in accordance with and subject to various variable interest entity arrangements in favor of UFH (WFOE). Similarly, Access holds 70% of the equity interests in Beijing United Family Hospital Management Co., Ltd. (“SHY”, and together with Access, each a “Relevant Entity”), and the remaining 30% of the equity interests are held by a senior executive of UFH who is serving as a nominee shareholder in accordance with and subject to various variable interest entity arrangements in favor of UFH (WFOE). These variable interest entity arrangements consist of a series of contractual arrangements among UFH (WFOE), the Relevant Entities, their respective nominee shareholders and the respective nominee shareholders’ spouses, and include exclusive operation services agreements, spousal consent letters, entrustment agreements of shareholder’s rights and equity interest pledge agreements, and exclusive call option agreements, in each case, in favor of UFH (WFOE). As a result of these contractual arrangements, we are able to control 100% of the Relevant Entities (including the 30% held by the nominee shareholder(s)) and receive all of the economic benefits of the operations of the Relevant Entities.

D.	Property, plants and equipment

Properties

All of UFH’s premises are leased from third parties, and in general have fixed terms. Approximately 9% of UFH’s leases in terms of the lease contract value are up for renewal in the next five years. Most of these leases have automatic renewal clauses or priority rights and a number of these leases have been renewed in the past.

UFH leases approximately 35,000 square meters in Beijing for hospital and clinic operations as well as 2,782 square meters for administrative departments. The lease on Building 1 of the BJU campus (which is approximately 6,184 square meters) has been renewed once since 1995 and currently has a five-year term, which started on January 1, 2016 and is due to expire on December 31, 2020. Our management is currently negotiating with the landlord regarding the renewal of this lease. In addition, UFH also leases additional space of approximately 22,200 square meters for DTU as a part of our expansion plan in the Beijing service area. These leases expire between 2019 and 2037.

UFH leases approximately 6,900 square meters in Tianjin for hospital operations as well as for administrative departments. The lease for the hospital facility in Tianjin expires in 2030.

UFH leases approximately 30,000 square meters in Qingdao for hospital operations as well as for administrative departments. The lease for the hospital facility in Qingdao expires in 2032.

UFH leased approximately 56,000 square meters in Shanghai for hospital and clinic operations as well as for administrative departments, including both old PXU facility and new relocation facility. The lease on the old PXU facility was terminated in October 2019 in connection with the relocation. In addition, UFH also leases additional space of approximately 1,000 square meters for UFH’s Kangqiao Clinic as a part of its expansion plan in Shanghai. The leases for the hospital facilities in Shanghai expires in 2036 for PDU and 2038 for new PXU.

UFH leases approximately 70,000 square meters in Guangzhou for hospital and clinic operations. The lease for the Guangzhou facilities expire in 2036 for GZU and 2022 for the clinic.

UFH leases approximately 150 square meters in Hainan for clinic operations. The lease for the clinic facility in Hainan is open-ended.

UFH leases approximately 405 square meters in Hangzhou for clinic operations. The lease for the clinic facility in Hangzhou expires in 2020, with right of first refusal for additional 3-year lease term.

UFH facilities require licenses to operate. These licenses are issued by Chinese national and local authorities, and include business licenses, medical licenses, fire safety licenses, and other specific licenses required by specific licensing entities and for specific medical services. UFH also has numerous third party contracts with suppliers and vendors necessary for ongoing operations.

We believe our current facilities are suitable for our current operating needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 and the notes thereto, included elsewhere in this report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

A.	Operating Results

Overview

We were originally incorporated on March 28, 2018 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On December 18, 2019 (the “Closing Date”), we consummated the acquisition of UFH and related transactions. As a result of the business combination, we became the holding company of UFH and we changed our name from “New Frontier Corporation” to “New Frontier Health Corporation.”

We are a leading provider of premium healthcare services in China where we operate under the UFH brand. UFH is a network of private hospitals and affiliated ambulatory clinics located in China’s more affluent cities. As of December 31, 2019, UFH’s healthcare services business comprised substantially all of our operations. Our operating results vary from period to period as a result of a variety of social and epidemiological factors in the patient base served by our healthcare network and the investment and development cycle related to opening new facilities.

Substantially all of our non-cash assets are located in China, and all of our revenues are derived from our operations there. Accordingly, our business, financial condition and results of operations are subject, to a significant degree, to economic, political and legal developments in China. The economic system in China differs from the economies of most developed countries in many respects, including the amount of government control over capital investments, development, foreign exchange and allocation of resources.

In recent years, the Chinese government’s healthcare reform program has encouraged private investments, such as the UFH network, as an important supplement to the public system and the primary source for providing specialized and premium healthcare services in China. Nevertheless, expansions of UFH’s existing facilities as well as new hospital and affiliated clinic projects are complex and require several layers of government approvals before they can become operational, which can take approximately six to twenty months to obtain. Such approvals may include: approval from the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce (“MOFCOM”), or their local branches, relating to laws and regulations on foreign invested enterprises in China as the healthcare service sector is still on the Special Management Measures (Negative List) for Foreign Investment Access; multi-level government approvals relating to healthcare facilities generally, including the grant of a general hospital license from local health authorities and in some cases the Ministry of Health at the national level; and land use, environmental compliance and other permits and safety approvals required in connection with constructing new hospital facilities. Accordingly, the timing and ability to complete its expansion projects and new facility openings are dependent on the actual receipt of the various government licenses and permits.

As a result of the Business Combination, the Company is the acquirer and Healthy Harmony and HH GP are the acquirees for accounting purposes and Healthy Harmony is determined to be the accounting “Predecessor”. Healthy Harmony was determined to be the accounting “Predecessor” because neither NFC nor HH GP had any operations prior to the Business Combination. The historical financial information of NFC (a special purpose acquisition company or SPAC) has not been reflected in the Predecessor financial statements as these historical amounts have been determined to be not useful information to a user of the financial statements. Upon the closing of the Business Combination (the “Closing”), the Company succeeded to all of the business and operations of Healthy Harmony and as such is considered the “Successor” for the period starting from the Closing Date, which includes the consolidated financial results of Healthy Harmony. As used in this section, the “Group” refers to the Company and its subsidiaries, including Healthy Harmony and its subsidiaries, as of and following the Closing Date.

The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for Healthy Harmony that is based on the fair value of assets acquired and liabilities assumed, see Note 23 to our consolidated financial statements appearing elsewhere herein. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor periods and for the Successor period are presented on a different basis of accounting and are, therefore, not comparable.

The Company’s financial statement presentation distinguishes the Company’s presentations into two distinct periods, the period up to the Closing Date (labeled “Predecessor”) and the period including and after that date (labeled “Successor”) and are further distinguished as follows: the Successor period is from December 19, 2019 to December 31, 2019 (“Successor Period”) and the Predecessor periods are from January 1, 2019 to December 18, 2019 (“2019 Predecessor Period”), and January 1, 2018 to December 31, 2018 (“2018 Predecessor Period”), and January 1, 2017 to December 31, 2017 (“2017 Predecessor Period”) (collectively “Predecessor Periods”). The Company’s statement of profit or loss and other comprehensive income/(loss) prior to the Closing Date is recorded in the opening accumulated deficit as of December 19, 2019 and not presented separately. In addition, management believes reviewing the Company’s operating results for the year ended December 31, 2019 by combining the results of the 2019 Predecessor Period and Successor Period (the “S/P Combined”) is more useful in discussing our overall operating performance when compared to the 2018 Predecessor Period. Accordingly, in addition to presenting our results of operations as reported in our consolidated financial statements in accordance with IFRS, the tables below present the non-IFRS combined results for the year.

Our consolidated financial statements are stated in RMB. However, solely for the convenience of the readers, the results of operations and cash flows for the S/P Combined period ended December 31, 2019 were translated into U.S. dollars at the exchange rate of the buying rate on December 31, 2019 of RMB6.9618 to US$1.00 in New York City for cable transfers in RMB for U.S. dollars, set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Board of New York. These convenience translations should be treated as supplementary information and has not been prepared in compliance with IFRS.

Revenue was RMB 2,369,167,000 for the 2019 Predecessor Period and RMB 80,035,000 for the Successor Period, or RMB 2,449,202,000 (US$ 351,806,000) in the S/P Combined period ended December 31, 2019, compared to revenue of RMB 2,058,779,000 for the 2018 Predecessor Period. The increase was primarily driven by an increase in the number of patients visiting and the number of services offered at our facilities. We intend to continue our revenue growth through increased market penetration in existing facilities as well as expansion efforts, both by investing in new expansion facilities and expanding its current facilities in both the tier one and tier two cities.

Recent Developments

The wide spread of the novel coronavirus (COVID-19) in China since January 2020 is a fluid and challenging situation facing all industries. If the COVID-19 outbreak is not effectively controlled in a short period of time, the Group’s business and results of operations could be adversely affected to the extent the COVID-19 outbreak harms the PRC or world economy generally, or otherwise harms the business of the Group’s customers, which in turn may have a negative impact on the demands for the Group’s services. The Group considers this outbreak to be a non-adjusting post balance sheet event.  Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Areas in which significant judgments and estimates are used are listed below:

Revenue Recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. A performance obligation represents a good and service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Healthcare services

Revenue is recognized when our obligation to provide healthcare services is satisfied. The contractual relationships with patients, in majority of the cases, also involve a third-party insurance company payor.

For inpatient services, the patients receive treatments that include various components that are all highly interdependent, and therefore, are regarded as one performance obligation. The performance obligation is satisfied over time as the patient simultaneously receives and consumes the benefits of the inpatient services provided. The Group has a right to consideration from its patients in an amount that corresponds directly with the value to the patient of the Group’s performance completed to date (calculated based on fixed pre-determined treatment prescriptions). Therefore, revenue for inpatient services are recognized in the amount to which the Group has a right to invoice on a daily basis.

Revenue for outpatient services is recognized at a point in time because the performance obligations are generally satisfied over a period of less than one day.

Others

Revenue from goods such as gift shop merchandise, and food and beverage items are recognized at a point in time, generally upon delivery of the goods to the customer. Revenue from services such as hospital management consulting and training services, and matron services is recognized on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Group evenly throughout the performance period.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the identifiable net assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the CGU (group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU (group of CGUs) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a CGU (or group of CGUs) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Leases (applicable from 1 January 2019)

Under IFRS 16 —  Leases, a contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The definition of a lease under IFRS 16 has been applied to all the contracts.

The Group has lease contracts primarily for hospital and office buildings. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognize and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and leases with a lease term of 12 months or less (“short-term leases”) (elected by class of underlying asset). Instead of recognising rental expenses under operating leases on a straight-line basis over the lease term commencing from 1 January 2019, the Group recognizes depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities (as finance costs).

Share-based payments

Prior to the Closing Date, Healthy Harmony operated a share-based compensation scheme for the purpose of providing incentives and rewards to eligible participants who contributed to the success of Healthy Harmony's operations. Employees (including directors) of Healthy Harmony received remuneration in the form of options and restricted share units (“RSUs”) (collectively the “Partnership Awards”), whereby employees rendered services as consideration for equity instruments (“equity-settled transactions”). In connection with the Closing of the Business Combination, each vested and unvested Partnership Award that was outstanding immediately prior to the Closing was converted into and became an award to purchase the Company’s ordinary shares (the “NFH Award”). For details of the terms and conditions, please refer to Note 22 to our consolidated financial statements appearing elsewhere herein. At the Closing Date, the fair value of the replacement awards (i.e. the NFH Awards) and the original awards (i.e. the Partnership Awards) were determined in accordance with IFRS 2.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which it was granted. The fair value is determined by an external valuer using a binomial model.

The cost of equity-settled transactions is recognized as employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of our best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions are not met. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately through profit and loss. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The amount of NFH Awards attributed to pre-combination service (and therefore included as part of the consideration transferred for the business) is determined by multiplying the fair value of the Partnership Award by the ratio of the vesting period completed as at the Closing Date. The ratio of the vesting period completed was calculated by dividing the number of days the original Partnership Award had vested as at the Closing Date by the greater of:

•	the total vesting period in days, as determined at the Closing Date (being the period required to satisfy all vesting conditions, including conditions added to, or removed from, of the original Partnership Award by the NFH Award); or

•	the original vesting period in days.

There were no conditions added to, or removed from, of the original Partnership Award by the NFH Award. Therefore, the original vesting period was used to calculate the ratio of the vesting period completed.

Any excess of the fair value of the replacement award over the amount determined above (referred to hereinafter as “Incremental Compensation”) is recognized as a post-combination remuneration expense, in accordance with the normal principles of IFRS 2.

The dilutive effect, if any, of the NFH Awards are reflected as additional share dilution in the computation of diluted earnings per share.

Impairment of non-financial assets (other than goodwill)

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories and financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or CGU’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the CGU to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. We base our impairment calculation on detailed budgets and forecast calculations, which are presented separately for each of our CGUs to which individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises.

For assets except for goodwill and indefinite lived intangible assets, an assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount of the asset or CGU is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises.

Operating segment information

Predecessor period

IFRS 8 – Operating Segments requires operating segments to be identified on the basis of internal reporting about components of the Group that are regularly reviewed by the chief operating decision-maker (the “CODM”) in order to allocate resources to segments and to assess their performance. The information reported to the board of directors of Healthy Harmony, which had been identified as the CODM, for the purpose of resource allocation and assessment of performance did not contain discrete operating segment financial information and the board of directors reviewed the financial results of the Group as a whole. Therefore, no further information about the operating segment was presented.

Successor period

For management purposes, the Group is organized into business units based on the stage of development of the Company’s healthcare facilities and geographic location, and has three reportable operating segments as follows:

(a)        Operating assets -Tier 1 segment mainly consists of the Group’s existing general hospitals and clinics located in tier 1 cities in China, such as Beijing and Shanghai.

(b)       Operating assets - Tier 2 and other assets segment mainly consists of the Group’s existing general hospitals and clinics located in tier 2 cities in China, such as Tianjin and Qingdao, and specialized healthcare facilities.

(c)       Expansion assets segment mainly consists of the Group’s expansion projects and new healthcare facilities opened in recent years.

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating segment earnings before interest, tax, depreciation and amortization (“EBITDA”). Information reported to the CODM, which was identified as the executive committee of the board of directors, for the purposes of resources allocation and performance assessment does not include any assets and liabilities. Accordingly, no segment assets and liabilities are presented.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Impact of Recently Issued Accounting Standards

The group has adopted the IFRS since September 29, 2014. Therefore, our consolidated financial statements for the year ended December 31, 2019 have been prepared in compliance with IFRS.

All IFRSs effective for the accounting period commencing from January 1, 2018, including IFRS 15 — Revenue from Contracts with Customers and IFRS 9 — Financial Instruments, together with the relevant transitional provisions, have been consistently applied by the Predecessor and Successor in the preparation of the financial statements throughout the periods presented. A number of new and revised IFRS standards, including IFRS 16 — Leases became effective for annual periods beginning on or after January 1, 2019. For further details, please see Note 2.2 to our consolidated financial statements included elsewhere in this report.

Foreign Currency Exchange and Impact of Inflation

We generate 100% of our revenue and incur approximately 99% of our expenses in RMB within China, however, a portion of our earnings is typically transferred from China and converted into USD or other currencies to pay certain of these expenses. RMB are not freely traded and is closely controlled by the Chinese government. The USD is freely traded and has recently experienced volatility in world markets. During the year ended December 31, 2019, the RMB depreciated approximately 1.6% against the USD, resulting in net exchange rate losses to us of RMB 15,761,000.

As part of its risk management program, we perform sensitivity analyses to assess potential changes in revenue, operating results, cash flows and financial position relating to hypothetical movements in currency exchange rates. Our sensitivity analysis of changes in the fair value of the RMB to the USD at December 31, 2019 indicated that if the RMB increased or decreased in value by 1% relative to the USD, with all other variables held constant, our pre-tax profit/loss for the year ended December 31, 2019 would have been RMB 13,748,000 lower or higher, respectively.

According to China’s National Bureau of Statistics, for the years ended December 31, 2017, 2018, and 2019, the consumer price index in China, was 1.6%, 2.1% and 2.9%, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in these years.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

(in thousands)

	Predecessor			Successor	S/P Combined (non-IFRS)
	Year Ended December 31 2017	Year Ended December 31 2018	Period from January 1 to December 18 2019	Period from December 19 to December 31 2019	Year Ended December 31 2019
	RMB	RMB	RMB	RMB	RMB	US$

Revenues	1,827,880	2,058,779	2,369,167	80,035	2,449,202	351,806
Operating expenses
Salaries, wages and benefits	1,040,405	1,187,738	1,346,478	79,215	1,425,693	204,788
Supplies and purchased medical services	236,557	303,579	381,954	18,241	400,195	57,484
Depreciation and amortization expense	115,908	138,639	329,453	14,931	344,384	49,468
Lease and rental expenses	151,222	201,670	13,167	739	13,906	1,997
Bad debt expense	16,571	16,329	6,512	528	7,040	1,011
Other operating expenses	223,575	287,128	308,005	165,776	473,781	68,054
	1,784,238	2,135,083	2,385,569	279,430	2,664,999	382,803
Operating income (loss)	43,642	(76,304)	(16,402)	(199,395)	(215,797)	(30,997)
Finance income	(1,862)	(2,543)	(2,127)	(779)	(2,906)	(417)
Finance costs	13,408	19,420	132,730	29,503	162,233	23,303
Foreign currency loss (gain)	(12,856)	34,190	13,120	2,641	15,761	2,264
Gain on disposal of an associate	(29,618)	—	—	—	—	—
Gain on liquidation of a foreign operation	—	(26,429)	—	—	—	—
Other expense (income), net	6,214	(6,645)	(171)	5,798	5,627	808
Income (loss) before income taxes	68,356	(94,297)	(159,954)	(236,558)	(396,512)	(56,955)
Income tax expense	(66,765)	(59,749)	(68,424)	6,261	(62,163)	(8,929)
Loss for the year	1,591	(154,046)	(228,378)	(230,297)	(458,675)	(65,884)
Attributable to
Owners of the parent	13,159	(129,998)	(200,441)	(228,905)	(429,346)	(61,672)
Non-controlling interests	(11,568)	(24,048)	(27,937)	(1,392)	(29,329)	(4,213)
Other comprehensive loss, net of tax
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods:
Liquidation of a foreign operation	—	(26,429)	—	—	—	—
Exchange differences on translation of foreign operations	(4,008)	24,270	7,934	1,909	9,843	1,414
Other comprehensive loss for the year, net of tax	(4,008)	(2,159)	7,934	1,909	9,843	1,414
Total comprehensive loss for the year	(2,417)	(156,205)	(220,444)	(228,388)	(448,831)	(64,471)
Attributable to
Owners of the parent	9,151	(132,157)	(192,507)	(226,996)	(419,503)	(60,258)
Non-controlling interests	(11,568)	(24,048)	(27,937)	(1,392)	(29,329)	(4,213)

Non-IFRS Measures

The discussion and analysis includes certain measures, including adjusted EBITDA and adjusted EBITDA (before IFRS 16 adoption) which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Adjusted EBITDA, is calculated as net loss plus (i) depreciation and amortization, (ii) finance expense/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) discontinued monitoring fees paid to certain shareholders prior to the Business Combination, (vii) transaction related costs. We use Adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes for the years ended December 31, 2017 and 2018.

UFH has adopted IFRS 16 on January 1, 2019, and recognized lease liabilities and corresponding “right-of-use” assets for all applicable leases, and recognized interest expense accrued on the outstanding balance of the lease liabilities and depreciation of right-of-use assets. As a result, the adoption of IFRS 16 has caused depreciation and amortization and finance costs to increase in 2019, and excluded all applicable lease expenses in adjusted EBITDA. Adjusted EBITDA (before IFRS 16 adoption), is further calculated as Adjusted EBITDA less lease expense adjustment as a result of adoption of IFRS 16. We use adjusted EBITDA (before IFRS 16 adoption) in evaluating our operating results and for financial and operational decision-making purposes for the year ended December 31, 2019. We believe that Adjusted EBITDA and Adjusted EBITDA (before IFRS 16 adoption) helps compare our performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance, and helps identify underlying operating results and trends.

The following table sets forth a reconciliation of our net income to Adjusted EBITDA for the Predecessor Periods:

	Predecessor
	Year Ended December 31 2017	Year Ended December 31 2018	Period from January 1 to December 18 2019
(in thousands)	RMB	RMB	RMB
Net income (loss)	1,591	(154,046)	(228,378)
Less: Finance income	(1,862)	(2,543)	(2,127)
Add: Finance expense	13,408	19,420	132,730
Add: Other losses (gains)	(42,474)	7,761	13,120
Add: Other expense (income), net	6,214	(6,645)	(171)
Add: Income tax expense	66,765	59,749	68,424
Operating income (loss)	43,642	(76,304)	(16,402)
Add: Share-based compensation	22,850	18,418	34,403
Add: Depreciation and amortization	115,908	138,639	329,453
Add: Monitoring fee payable to Fosun and TPG	3,715	3,637	3,797
Add: Transaction costs	–	–	(1,178)
Add: Other unallocated costs	–	–	297
Adjusted EBITDA	186,115	84,390	350,370

For 2019 Predecessor Period, leases in accordance with IFRS 16 for are included in (i) depreciation and amortization and (ii) finance expense of RMB 139,462,000 and RMB 102,523,000 respectively. Adjusted EBITDA is RMB 153,198,000 if restoring the rent expense under IAS 17 with the amount of RMB 197,172,000.

The following table sets forth a reconciliation of our segment profit to Adjusted EBITDA to net income for the S/P Combined.

	Successor				Predecessor	S/P Combined (non-IFRS)
	Operating Assets - Tier 1	Operating Assets - Tier 2 and Other Assets	Expansion assets	Total	Period from January 1 to December 18 2019	Year Ended December 31 2019
(in thousands)	RMB	RMB	RMB	RMB	RMB	RMB	US$
Segment results	6,222	977	(3,934)	3,265	494,381	497,646	71,482
Less: Segment lease expense adjustment as a result of adoption of IFRS 16	(2,508)	(1,910)	(3,475)	(7,893)	(190,604)	(198,497)	(28,512)
Add: Relocation costs of new PXU	6,340	–	–	6,340	–	6,340	911
Less: Unallocated costs				(11,046)	(150,580)	(161,626)	(23,216)
Adjusted EBITDA before IFRS 16 Adoption	10,054	(933)	(7,409)	(9,334)	153,197	143,863	20,665
Add: Lease expense adjustment as a result of adoption of IFRS 16				7,891	197,172	205,063	29,455
Adjusted EBITDA				(1,443)	350,369	348,926	50,120
Less: Transaction costs				(165,842)	1,178	(164,664)	(23,653)
Less: Discontinued monitoring fee payable to Fosun and TPG				–	(3,797)	(3,797)	(545)
Less: Share-based compensation				(10,513)	(34,403)	(44,916)	(6,452)
Less: Depreciation and amortization				(14,931)	(329,453)	(344,384)	(49,468)
Less: Relocation costs of new PXU				(6,340)	–	(6,340)	(911)
Less: Other unallocated costs				(326)	(296)	(622)	(89)
Operating loss				(199,395)	(16,402)	(215,797)	(30,998)
Add: Finance income				779	2,127	2,906	417
Less: Finance expense				(29,503)	(132,730)	(162,233)	(23,303)
Less: Other losses				(2,641)	(13,120)	(15,761)	(2,264)
Less: Other expense				(5,798)	171	(5,627)	(808)
Add: Income tax expense				6,261	(68,424)	(62,163)	(8,929)
Net loss				(230,297)	(228,378)	(458,675)	(65,885)

Revenue

Successor Period and 2019 Predecessor Period compared to 2018 Predecessor Period

The following table sets forth the principal components of our revenue, both as absolute amounts and as percentages of total revenue, and year-over-year changes, for the periods indicated.

	Successor		Predecessor		S/P Combined (non-IFRS)		Predecessor		Change
	Period from December 19 to December 31 2019		Period from January 1 to December 18 2019		Year Ended December 31 2019		Year Ended December 31 2018		2019 vs 2018
(in thousands, except percentages)	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	%

Healthcare services	79,118	98.9%	2,350,210	99.2%	2,429,328	99.2%	2,045,013	99.3%	384,315	18.8%
Others	917	1.1%	18,957	0.8%	19,874	0.8%	13,766	0.7%	6,108	44.4%
Total revenue	80,035	100.0%	2,369,167	100.0%	2,449,202	100.0%	2,058,779	100.0%	390,423	19.0%

The increase in total revenue in the S/P Combined period ended December 31, 2019 was primarily driven by the growth in both operating assets and expansion assets.

The table below presents our revenue by segment for the Successor Period:

	Successor
	Operating Assets - Tier 1	Operating Assets - Tier 2 and Other Assets	Expansion Assets	Total
(in thousands, except percentages)	RMB	RMB	RMB	RMB

Healthcare services	54,330	14,179	10,609	79,118
Others	445	344	128	917
Total revenue	54,775	14,523	10,737	80,035

Healthcare Services

Healthcare services revenue was RMB2,045,013,000 and RMB 2,429,328,000, representing 99.3% and 99.2% of total revenue for 2018 Predecessor Period and the S/P Combined period ended December 31, 2019, respectively.

The table below identifies the relative contribution of inpatient and outpatient services to healthcare services revenue for 2019 and 2018.

	Successor	Predecessor	S/P Combined (non-IFRS)	Predecessor
	Period from December 19 to December 31 2019	Period from January 1 to December 18 2019	Year Ended December 31 2019	Year Ended December 31 2018
Inpatient/Outpatient revenue percentages
Inpatient services as percent of healthcare services revenue	34.3%	38.2%	34.3%	37.1%
Outpatient services as percent of healthcare services revenue	65.7%	61.8%	65.7%	62.9%

The table below presents the relative contribution of inpatient and outpatient services by segment for the Successor Period:

	Successor
	Operating Assets - Tier 1	Operating Assets - Tier 2 and Other Assets	Expansion Assets
Inpatient/Outpatient revenue percentages
Inpatient services as percent of healthcare services revenue	29.9%	44.8%	43.2%
Outpatient services as percent of healthcare services revenue	70.1%	55.2%	56.8%

The table below identifies the primary service lines contributing to healthcare services revenue for 2019 and 2018.

	Successor	Predecessor	S/P Combined (non-IFRS)	Predecessor
	Period from December 19 to December 31 2019	Period from January 1 to December 18 2019	Year Ended December 31 2019	Year Ended December 31 2018

OB/GYN	22.3%	22.6%	22.6%	22.9%
Pediatrics	17.3%	14.4%	14.5%	15.8%
Surgery	5.2%	7.6%	7.5%	8.2%
Orthopedics	3.6%	7.0%	6.9%	7.1%
Family Medicine	9.2%	10.4%	10.4%	9.2%
Internal Medicine	6.0%	8.4%	8.3%	8.1%
Emergency Room	7.5%	6.8%	6.8%	6.8%
Dental	4.2%	4.5%	4.5%	4.5%
Postpartum Rehabilitation	9.2%	4.7%	4.9%	3.5%
All other services	15.5%	13.6%	13.6%	13.9%
	100.0%	100.0%	100.0%	100.0%

The table below presents the primary service lines contributing to healthcare services revenue by segment for the Successor Period:

	Successor
	Operating Assets - Tier 1	Operating Assets - Tier 2 and Other Assets	Expansion Assets

OB/GYN	22.3%	19.6%	26.1%
Pediatrics	16.5%	21.6%	15.7%
Surgery	6.5%	1.0%	4.1%
Orthopedics	4.8%	0.7%	1.3%
Family Medicine	8.0%	11.9%	11.3%
Internal Medicine	9.2%	0.7%	2.5%
Emergency Room	8.4%	5.0%	6.5%
Dental	5.1%	2.0%	3.1%
Postpartum Rehabilitation	0.8%	33.4%	20.0%
All other services	18.4%	4.1%	9.4%
	100.0%	100.0%	100.0%

The table below sets forth certain key operating metrics of our healthcare services for 2019 and 2018.

	Successor	Predecessor	S/P Combined (non-IFRS)	Predecessor
	Period from December 19 to December 31 2019	Period from January 1 to December 18 2019	Year Ended December 31 2019	Year Ended December 31 2018
Outpatient
Outpatient visits	23,195	609,469	632,664	570,957
Revenue per Outpatient visit (RMB)	2,240	2,383	2,377	2,252
Inpatient
Inpatient admissions	365	10,440	10,805	8,849
Revenue per Inpatient admission (RMB)	74,400	86,026	85,633	85,813
Bed Utilization %*	39.7%	38.1%	38.3%	29.3%

* Bed utilization is calculated based on the maximum bed capacity as of the end of respective period.

The table below presents the certain key operating metrics by segment for the Successor Period:

	Successor
	Operating Assets - Tier 1	Operating Assets - Tier 2 and Other Assets	Expansion Assets	Total
Outpatient
Outpatient visits	16,878	3,437	2,880	23,195
Revenue per Outpatient visit (RMB)	2,258	2,277	2,092	2,240
Inpatient
Inpatient admissions	224	85	56	365
Revenue per Inpatient admission (RMB)	72,404	74,737	81,874	74,400
Bed Utilization %*	39.5%	49.7%	28.2%	39.7%

* Bed utilization is calculated based on the maximum bed capacity as of the end of respective period.

Healthcare services revenue increased by RMB 384,315,000, or 18.8%, to RMB 2,429,328,000 for the S/P Combined period ended December 31, 2019 as compared to RMB2,045,013,000 for the prior year period, which was primarily driven by an increase in the number of inpatient admissions and outpatient visits.

2018 Predecessor Period compared to 2017 Predecessor Period

The following table sets forth the principal components of our revenue, both as absolute amounts and as percentages of total revenue, and year-over-year changes, for the periods indicated.

	Year Ended December 31
	2017		2018		2018 vs. 2017
(in thousands, except percentages)	RMB	% of Revenue	RMB	% of Revenue	% of Change
Healthcare Services	1,822,065	99.7%	2,045,013	99.3%	12.2%
Others	5,815	0.3%	13,766	0.7%	136.7%
Total revenue	1,827,880	100.0%	2,058,779	100.0%	12.6%

The increase in total revenue in 2018 was primarily driven by the growth in our healthcare services revenue generated from UFH’s existing facilities.

Healthcare Services

Healthcare services revenue was RMB 1,822,065,000 and RMB 2,045,013,000, representing 99.7% and 99.3% of total revenue in 2017 and 2018, respectively.

The table below identifies the relative contribution of inpatient and outpatient services to healthcare services revenue.

	Years Ended December 31
	2017	2018
Inpatient/Outpatient revenue percentages:
Inpatient services as percent of healthcare services revenue	39.8%	37.1%
Outpatient services as percent of healthcare services revenue	60.2%	62.9%

The table below identifies the primary service lines contributing to healthcare services revenue.

	Years Ended December 31
	2017	2018
OB/GYN	23.4%	22.9%
Pediatrics	16.6%	15.8%
Surgery	8.8%	8.2%
Orthopedics	8.2%	7.1%
Family Medicine	7.6%	9.2%
Internal Medicine	7.9%	8.1%
Emergency Room	6.8%	6.8%
Dental	4.5%	4.5%
Post-partum Rehabilitation	2.1%	3.5%
All other services	14.1%	13.9%
	100.0%	100.0%

The table below sets forth certain key operating data of our healthcare services.

	Years Ended December 31
	2017	2018
Inpatient
Inpatient admissions	8,321	8,849
Revenue per Inpatient admission (RMB)	87,078	85,813
Outpatient
Outpatient visits	508,675	570,957
Revenue per Outpatient visit (RMB)	2,158	2,252

Healthcare services revenue increased by RMB 222,948,000 or 12.2% to RMB 2,045,013,000 for the 2018 Predecessor Period as compared to RMB 1,822,065,000 for the prior year period, which was primarily driven by an increase in the number of inpatient admissions and outpatient visits.

Operating expenses

Successor Period and 2019 Predecessor Period compared to 2018 Predecessor Period

	Successor		Predecessor		S/P Combined (non-IFRS)		Predecessor		Change
	Period from December 19 to December 31 2019		Period from 1 January to 18 December 2019		Year Ended December 31 2019		Year Ended December 31 2018		2019 vs 2018
(in thousands, except percentages)	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	%
Operating expenses
Salaries, wages and benefits	79,215	99%	1,346,478	56.8%	1,425,693	58.2%	1,187,738	57.7%	237,955	20.0%
Supplies and purchased medical services	18,241	23%	381,954	16.1%	400,195	16.3%	303,579	14.7%	96,616	31.8%
Depreciation and amortization	14,931	19%	329,453	13.9%	344,384	14.1%	138,639	6.7%	205,745	148.4%
Lease and rental expenses	739	1%	13,167	0.6%	13,906	0.6%	201,670	9.8%	(187,764)	-93.1%
Impairment of trade receivables	528	1%	6,512	0.3%	7,040	0.3%	16,329	0.8%	(9,289)	-56.9%
Other operating expenses	165,776	207%	308,005	13.0%	473,781	19.3%	287,128	13.9%	186,653	65.0%
	279,430	349%	2,385,569	100.7%	2,664,999	108.8%	2,135,083	103.7%	529,916	25%

Salaries, wages and benefits expenses increased by RMB 237,955,000, or 20.0%, to RMB 1,425,693,000 for the S/P Combined period ended December 31, 2019 compared to RMB 1,187,738,000 for the prior year period, and increased as a percentage of total revenue, to 58.2% in 2019 as compared to 57.7% in the prior year period. The percentage of total revenue increase mainly resulted from transaction bonuses of RMB 14,026,000 relating to business combination.

Supplies and purchased medical services expenses increased by RMB 96,616,000, or 31.8%, to RMB 400,195,000 for the S/P Combined period ended December 31, 2019 compared to RMB 303,579,000 for the prior year period, mainly due to expansion of labor, delivery, recovery, postpartum and vaccination related services.

Depreciation and amortization expenses increased by RMB 205,745,000, or 148.4%, to RMB 344,384,000 for the S/P Combined period ended December 31, 2019 compared to RMB 138,639,000 for the prior year period, primarily due to (i) depreciation expenses of RMB 144,687,000 recognized in S/P Combined period ended December 31, 2019 as a result of the newly adopted IFRS 16 effective from January 1, 2019 and (ii) the expansion of existing facilities and opening of new facilities in the second half of 2018, which are now being depreciated.

Lease and rental expenses decreased by RMB 187,764,000, or 93.1%, to RMB 13,906,000 for the S/P Combined period ended December 31, 2019 compared to RMB 201,670,000 for the prior year period, primarily due to the adoption of IFRS 16. For more information about the changes in accounting policies and disclosures, see “Basis of preparation and changes in accounting policies and disclosures” to our consolidated financial statements appearing elsewhere herein.

Impairment of trade receivable decreased by RMB 9,289,000, or 56.9%, to RMB 7,040,000 for the S/P Combined period ended December 31, 2019 compared to RMB 16,329,000 for the prior year period, and, decreased as a percentage of total revenue, to 0.3% in 2019 as compared to 0.8% in the prior year period, primarily due to the increase of self-paying patients and the collection incentive policy applied.

Other operating expenses increased by RMB 186,653,000, or 65.0%, to RMB 473,781,000 for the S/P Combined period ended December 31, 2019 compared to RMB 287,128,000 for the prior year period, primarily due to increased transaction costs and other professional fees of RMB 142,114,000, as well as increased marketing and advertising expense of RMB 10,565,000, building utilities of RMB 6,301,000, financial and legal fees of RMB 8,670,000, and other taxes of RMB 5,560,000. Other operating expenses as a percentage of total revenue for the S/P Combined period ended December 31, 2019 increased to 19.3%, as compared to 13.9% for the prior year period, which was mainly attributable to the transaction costs of RMB 150,638,000 relating to business combination.

2018 Predecessor Period compared to 2017 Predecessor Period

	Years Ended December 31
	2017		2018		2018 vs. 2017
(in thousands, except percentage)	RMB	% of Revenue	RMB	% of Revenue	% of Change
Operating expenses
Salaries, wages and benefits	1,040,405	56.9%	1,187,738	57.7%	14.2%
Supplies and purchased medical services	236,557	12.9%	303,579	14.7%	28.3%
Depreciation and amortization	115,908	6.3%	138,639	6.7%	19.6%
Lease and rental expenses	151,222	8.3%	201,670	9.8%	33.4%
Impairment of trade receivables	16,571	0.9%	16,329	0.8%	(1.5)%
Other operating expenses	223,575	12.2%	287,128	13.9%	28.4%
	1,784,238	97.6%	2,135,083	103.7%	19.7%

Salaries, wages and benefits expenses increased by RMB 147,333,000, or 14.2%, to RMB 1,187,738,000 for the year ended December 31, 2018 compared to RMB 1,040,405,000 for the prior year period, and increased as a percentage of total revenue, to 57.7% in 2018 as compared to 56.9% in the prior year period, primarily due to the increase in average headcount of 11% from 2,718 people at December 31, 2017 to 3,019 people at December 31, 2018 as a result of expansion of existing facilities and opening of new facilities in 2018. The increase in headcount was due to both increased hiring in UFH’s existing facilities as well as the hiring of new personnel to staff the new hospitals in PDU and GZU during the 2018 fiscal year.

Supplies and purchased medical services expenses increased by RMB 67,022,000, or 28.3%, to RMB 303,579,000 for the year ended December 31, 2018 compared to RMB 236,557,000 for the prior year period, mainly due to increased usage of medical supplies of RMB 16,753,000 or 19.0% and increased usage of pharmaceutical drugs of RMB 46,351,000 or 49.1% as a result of the increased number of patients treated in its hospital network in 2018 as compared to 2017. The increase in usage is reflective of an increase in service volume as well as our expansion to provide more complex and sophisticated services.

Depreciation and amortization expenses increased by RMB 22,731,000, or 19.6%, to RMB 138,639,000 for the year ended December 31, 2018 compared to RMB 115,908,000 for the prior year period, primarily due to the expansion of existing facilities and opening of new facilities, which are now being depreciated.

Lease and rental expenses increased by RMB 50,448,000, or 33.4%, to RMB 201,670,000 for the year ended December 31, 2018 compared to RMB 151,222,000 for the prior year period, primarily due to the increase in the total building space utilized in the expansion of UFH’s hospital and clinic network, especially related to PXU’s lease, which started in 2018.

Impairment of trade receivable decreased by RMB 242,000, or 1.5%, to RMB 16,329,000 for the year ended December 31, 2018 compared to RMB 16,571,000 for the prior year period, and, decreased as a percentage of total revenue, to 0.8% in 2018 as compared to 0.9% in the prior year period.

Other operating expenses increased by RMB 63,553,000, or 28.4%, to RMB 287,128,000 for the year ended December 31, 2018 compared to RMB 223,575,000 for the prior year period, primarily due to increased professional fees of RMB 12,403,000, office supplies of RMB 10,613,000 and expense on consumables of RMB 7,362,000, as well as increased marketing and advertising expense of RMB 5,085,000, building utilities of RMB 6,051,000, recruiting expense of RMB 4,295,000, meeting and travel expense of RMB 4,239,000, and maintenance fees of RMB 2,818,000. Other operating expenses as a percentage of total revenue for the year ended December 31, 2018 increased to 13.9%, as compared to 12.2% for the prior year period, which was mainly attributable to the opening of PDU and GZU during the 2018 fiscal year.

Other expense (income)

Other expense (income) comprise mainly finance costs and income, net foreign currency gains or losses, and gains on disposal of investments and assets.

Successor Period and 2019 Predecessor Period compared to 2018 Predecessor Period

Finance costs increased by RMB 142,813,000, or 735.4%, to RMB 162,233,000 for the S/P Combined period ended December 31, 2019 compared to RMB 19,420,000 for the prior year period, primarily due to interest expenses of RMB 106,238,000 recognized in 2019 as a result of the adoption of IFRS 16, and RMB 18,243,000 penalty accrued on early repayment of GZU’s loan from International Finance Corporation (the “IFC”).

Finance income increased by RMB 363,000, or 14.3%, to RMB 2,906,000 for the S/P Combined period ended December 31, 2019 compared to RMB 2,543,000 for the prior year period, primarily due to additional funds earning interest during the period.

Net foreign currency losses for the S/P Combined period ended December 31, 2019 were RMB 15,761,000 while the losses were RMB 34,190,000 for the prior period, primarily attributable to the significant fluctuation of the RMB against the USD in the respective periods.

2018 Predecessor Period compared to 2017 Predecessor Period

Finance costs increased by RMB 6,012,000, or 45%, to RMB 19,420,000 for the 2018 Predecessor Period compared to RMB 13,408,000 for the prior year period, primarily due to new borrowings of RMB 126,386,000 (US$ denominated loan of US$20 million) from the IFC for development of GZU.

Finance income increased by RMB 681,000, or 36.6%, to RMB 2,543,000 for the year ended December 31, 2018 compared to RMB 1,862,000 for the prior year period, primarily due to additional funds earning interest during the period.

Net foreign currency losses for the year ended December 31, 2018 were RMB 34,190,000 while the net gains were RMB 12,856,000 for the prior period, primarily attributable to the significant fluctuation of the RMB against the USD in the respective periods.

Gain on disposal of an associate for the year ended December 31, 2017 was RMB 29,618,000, primarily resulting from the sale by UFH of 30% of the equity interests in Chindex Medical Limited (“CML”). For the year ended December 31, 2018, we recognized a gain reclassified from comprehensive income of RMB 26,429,000 on the liquidation of one of UFH’s wholly-owned subsidiaries, Chindex Medical Holdings Limited.

Income tax expense

Successor Period and 2019 Predecessor Period compared to 2018 Predecessor Period

We recorded a provision for taxes of RMB 62,163,000 for the S/P Combined period ended December 31, 2019, compared to a provision for taxes of RMB 59,749,000 for the prior year period. We did not recognize deferred income tax assets of RMB 230,048,000 in respect of certain of our Chinese subsidiaries’ accumulated tax losses of RMB 920,192,000 as of December 31, 2019, which we intend to carry forward against future taxable income and will expire between 2020 and 2024.

2018 Predecessor Period compared to 2017 Predecessor Period

We recorded a provision for taxes of RMB 59,749,000 for the year ended December 31, 2018, compared to a provision for taxes of RMB 66,765,000 for the prior year period. We did not recognize deferred income tax assets of RMB 157,983,000 in respect of certain of our Chinese subsidiaries’ accumulated tax losses of RMB 631,930,000 as of December 31, 2018, which we intend to carry forward against future taxable income and will expire between 2019 and 2023.

Net loss

Successor Period and 2019 Predecessor Period compared to 2018 Predecessor Period

As a result of the foregoing, we had a net loss of RMB 458,675,000 for the S/P Combined period ended December 31, 2019, compared to a net loss of RMB 154,046,000 for 2018. Increased losses in S/P Combined period ended December 31, 2019 mainly resulted from transaction costs and bonuses of RMB 164,664,000, and an expanded cost basis reflecting the first full year of operations of two new hospitals in GZU and PDU, as well as costs related to the move to expanded facility in PXU.

2018 Predecessor Period compared to 2017 Predecessor Period

As a result of the foregoing, we had a net loss of RMB 154,046,000 for 2018, compared to a net income of RMB 1,591,000 for 2017.

B.	Liquidity and Capital Resources

Our primary sources of cash have been cash flows generated from operating activities and through debt and equity financing.

At December 31, 2019, our outstanding bank borrowings include the following:

(i)	RMB 50,229,000 (US$ denominated loan of US$7,200,000) obtained in May 2014 from IFC, which was secured by Healthy Harmony’s equity interests in Beijing United Family Rehabilitation Hospital. The borrowings are repayable in installments over six years until December 2022; and will be repaid in April 2020 in connection with the closing of the Business Combination.

(ii)	RMB 348,810,000 (US$ denominated loan of US$50,000,000) obtained in January 2017 from IFC, which was secured by Healthy Harmony’s equity interests in GZU. The borrowings are repayable in installments over six years until January 2026, and will be repaid in April 2020 with the closing of the Business Combination.

(iii)	An aggregate principal amount of RMB 2,094,600,000 (RMB equivalent of US$300,000,000) obtained at the Closing Date, of which RMB 1,047,300,000 from Shanghai Pudong Development Bank Putuo Sub-Branch and RMB 1,047,300,000 from China Merchants Bank Co., Ltd., New York Branch. The borrowings are secured by NF Unicorn Holding Limited (“NF Holding”)’s equity interests in NF Unicorn Chindex Holding Limited (“NF Chindex”), NF Chindex’s equity interests in Chindex, NF Holding’s equity interests in NF Unicorn HHH Holding Limited (“NF HHH”), and NF HHH’s equity interests in Healthy Harmony Healthcare, Inc. The borrowings are repayable in instalments over seven years until December 2026.

As of December 31, 2019, management believed that our current level of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition or similar actions. If we determine that our cash requirements exceed the amount of our cash on hand, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding. However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets. See “Item 3. Key Information — D. Risk Factors —  Risks Relating to Doing Business in China —  The conversion of RMB into foreign currency is regulated, and these regulations could adversely affect us.”

The following table summarizes our cash flows for the periods presented:

	Predecessor			Successor	S/P Combined (non-IFRS)
	Year Ended December 31 2017	Year Ended December 31 2018	Period from January 1 to December 18 2019	Period from December 19 to December 31 2019	Year Ended December 31 2019
(in thousands)	RMB	RMB	RMB	RMB	RMB	US$
Cash generated from (used for):
Operating activities	191,220	130,980	316,639	(80,432)	236,207	33,929
Investing activities	(129,850)	(534,948)	(341,771)	(45,671)	(387,442)	(55,653)
Financing activities	233,681	103,635	(189,961)	(9,702)	(199,663)	(28,680)
Net increase/(decrease) in cash and cash equivalents	295,051	(300,333)	(215,093)	(135,805)	(350,898)	(50,404)

Operating Activities

Net cash provided by operating activities was RMB 236,207,000 for the S/P Combined period ended December 31, 2019. Our net cash provided by operating activities in 2019 reflected a net loss of RMB 458,675,000, as adjusted by the add back of non-cash items mainly consisting of depreciation and amortization expenses of RMB 344,384,000, finance costs of RMB 162,233,000, share-based compensation expenses of RMB 44,917,000, and foreign exchange losses of RMB 15,761,000. The RMB 162,597,000 change in operating assets and liabilities, net of additions and disposals mainly arises from an increase in trade payables, contract liabilities, accrued expenses and other current liabilities of RMB 150,857,000, an increase in amounts due from related parties of RMB 34,253,000, a decrease in restricted cash of RMB 26,272,000, partially offset by an increase in inventories of RMB 718,000, and an decrease in trade receivables, prepayments and other current assets of RMB 15,712,000, an increase in amounts due to related parties of RMB 1,504,000, changes in other non-current assets and liabilities of RMB 1,787,000. Due to adoption of IFRS 16, all applicable lease payments are included in capital lease payments of financing activities.

Net cash provided by operating activities was RMB 130,980,000 for the year ended December 31, 2018. Our net cash provided by operating activities in 2018 reflected a net loss of RMB 154,046,000, as adjusted by (i) the add back of non-cash items mainly consisting of share-based compensation expenses of RMB 18,418,000, depreciation and amortization expenses of RMB 138,639,000, impairment of trade receivables of RMB 16,329,000, and foreign exchange losses of RMB 34,190,000, and (ii) partially offset by gain reclassified from comprehensive income on liquidation of a foreign operation of RMB 26,429,000. The RMB 111,212,000 change in operating assets and liabilities, net of additions and disposals mainly arises from an increase in trade payables, contract liabilities, accrued expenses and other current liabilities of RMB137,433,000, an increase in amounts due to related parties of RMB 1,841,000, and a decrease in restricted cash of RMB 1,717,000, partially offset by an increase in inventories of RMB 17,489,000, an increase in trade receivables, prepayments and other current assets of RMB 7,529,000, an increase in amounts due from related parties of RMB 3,742,000 and changes in other non-current assets and liabilities of RMB 1,019,000.

Net cash provided by operating activities was RMB 191,220,000 for the year ended December 31, 2017. Our net cash provided by operating activities in 2017 reflected a net income of RMB 1,591,000, adjusted by (i) the add back of non-cash items mainly consisting of share-based compensation expenses of RMB 22,850,000, depreciation and amortization expenses of RMB 115,908,000, and impairment of trade receivables of RMB 16,571,000, and (ii) partially offset by foreign exchange gains of RMB 12,856,000, and gain on disposal of an associate of RMB 29,618,000. The RMB 72,013,000 change in operating assets and liabilities, net of additions and disposals mainly arises from an increase in trade payables, contract liabilities, accrued expenses and other current liabilities of RMB115,880,000, a decrease in amounts due from related parties of RMB 6,580,000, a decrease in restricted cash of RMB 10,280,000, and changes in other non-current assets and liabilities of RMB 8,236,000, partially offset by an increase in inventories of RMB 9,595,000, an increase in trade receivables, prepayments and other current assets of RMB 53,251,000, and a decrease in amounts due to related parties of RMB 6,117,000.

Investing Activities

Cash used in investing activities during the S/P Combined period ended December 31, 2019 was RMB 387,442,000, and was attributable to capital expenditures in connection with the purchase of equipment and software licenses of expansion assets included in GZU and PDU and costs related to the move to expanded facility in PXU totaling RMB 315,773,000, as well as capital expenditures in relation to maintenance of existing facilities of RMB 71,669,000.

Cash used in investing activities during the year ended December 31, 2018 was RMB 534,948,000, and was primarily attributable to capital expenditures of RMB 530,617,000 in connection with the purchase of equipment and software licenses, as well as development of UFH’s existing facilities and expansion of new facilities mainly in Shanghai and Guangzhou.

Cash used in investing activities during the year ended December 31, 2017 was RMB 129,850,000, and was primarily attributable to capital expenditures of RMB 384,850,000 in connection with the purchase of equipment and software licenses, as well as the development of UFH’s existing facilities and expansion of new facilities mainly in Shanghai and Guangzhou, partially offset by proceeds from the sale of equity interests in CML of RMB 262,875,000.

Financing Activities

Net cash used in financing activities during the S/P Combined period ended December 31, 2019 was RMB 199,663,000, and was primarily attributable to payments of lease liabilities of RMB177,566,000, and the repayments of borrowings of RMB 22,097,000 (US$ denominated loan of US$3,193,000).

Cash provided in financing activities during the year ended December 31, 2018 was RMB 103,635,000, and was primarily attributable to net proceeds from borrowings from the IFC of RMB 126,386,000 (US$ denominated loan of US$20,000,000) for development of GZU, which was partially offset by the repayments of borrowings of RMB 22,751,000 (US$ denominated loan of US$3,473,000).

Cash provided in financing activities during the year ended December 31, 2017 was RMB 233,681,000, and was primarily attributable to net proceeds from borrowings from the IFC of RMB 203,766,000 (US$30,000,000) for development of GZU, and cash injection from Han’s Laser of RMB 67,232,000 (US$9,900,000), which was partially offset by the repayments of borrowings of RMB 37,317,000 (US$5,536,000).

Capital Expenditures

Our capital expenditures have been incurred primarily in relation to (1) maintenance and other properties of existing facilities; and (2) design and construction of new expansion hospital facilities. During the year ended December 31, 2017, 2018 and 2019, our capital expenditures on an accrual basis totaled RMB 410.9 million, RMB 988.4 million and RMB 190.9 million (US$ 27.4 million), respectively.

We expect that our total capital expenditures will be approximately RMB 279.8 million over the year ended December 31, 2020, relating to the maintenance and expansion of our business operations. Of this amount, up to approximately RMB 199.8 million is expected to be incurred for construction and purchase of equipment for DTU, RMB 15.0 million for constructing Kangqiao clinic in Pudong, and up to approximately RMB 65.0 million is expected to be incurred for maintenance and organic growth of other facilities.

We also expect to acquire a clinic in Shanghai from NFG at a price that approximates NFG’s cumulative investment cost of approximately RMB 33.0 million, in a combination of cash and equity, in 2020 to further expand our Shanghai Market.

We intend to fund these expenditures through corporate capital reserves, anticipated loan financings as described below and cash flow from operations. Registered foreign debt is expected to be secured by obtaining required governmental and credit approvals.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We had no significant research and development policies or activities for the years ended December 31, 2017, 2018 and 2019.

Intellectual Property

We believe the protection of our trademarks is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our trademarks. For details of our trademarks, please refer to “Item 4. Information of the Company — B. Business Overview —  Intellectual Property”.

D.	Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements in fiscal years 2017, 2018 or 2019.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
(in thousands of RMB)	Total	Within one year	In the second to fifth year	Over five years
Year Ended December 31, 2019
Interest-bearing borrowings	2,461,258	400,325	495,570	1,565,363
	2,461,258	400,325	495,570	1,565,363

Capital expenditures contracted for by us as of December 31, 2019, but not yet paid were as follows:

	Year Ended December 31, 2019
(in thousands of RMB)	RMB	US$

Property, plant and equipment	398,189	57,196

For more information about these contractual obligations, see Notes 18 and 25 to our consolidated financial statements appearing elsewhere herein.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our Executive Officers and Directors

As of December 31, 2019, the following persons (with ages as of the date of this report) are the directors and executive officers of New Frontier Health Corporation.

Name	Age	Position
Antony Leung	68	Chairman of the Board and Director
Qiyu Chen	47	Co-Chairman of the Board and Director
Roberta Lipson	64	Chief Executive Officer and Director
Walter Xue	52	Chief Financial Officer
Jeffrey Staples	57	Chief Operations Officer
DJ Hamblin-Brown	57	Vice President of Medical Affairs
Shan Fu	52	Director
Carl Wu	36	Chairman of the Executive Committee and Director
David Zeng	31	Director
Edward Leong Che-hung	80	Director (independent)
Frederick Ma Si-hang	68	Director (independent)
Lawrence Chia	65	Director (independent)

Biographical information for each member of our Board of Directors and senior management is set forth below.

Antony Leung, 68, has been the Company’s Chairman since its IPO. Mr. Leung is the Group Chairman of NFG, which he co-founded with Carl Wu in 2016. Mr. Leung is also the Group Chairman of Nan Fung Group, a leading Chinese conglomerate based in Hong Kong engaging in real estate and investment businesses. Before joining Nan Fung Group in 2014, Mr. Leung worked for Blackstone, where he held various positions including Senior Managing Director, Co-Head of Private Equity in Asia, Chairman of Greater China and member of the Executive Committee, being responsible for growing Blackstone’s business in Asia. He successfully arranged the investment by China Investment Corporation in Blackstone’s IPO in 2007.

Mr. Leung was the Financial Secretary of Hong Kong Special Administrative Region Government from 2001 to 2003. He played an instrumental role in promoting a closer economic relationship between the mainland of China and Hong Kong, symbolized by his signing, on behalf of the Hong Kong Government, of the Closer Economic Partnership Arrangement (CEPA) with the Central Government in 2003. Other public services that Mr. Leung had engaged in included Non-Official Member of the Executive Council of Hong Kong SAR, Chairman of The Education Commission, Chairman of The University Grants Committee, Member of The Exchange Fund Advisory Committee, Director of Hong Kong Airport Authority and Hong Kong Futures Exchange, and Member of the Preparatory Committee and Election Committee for Hong Kong SAR.

In addition to his experience in investment and government, Mr. Leung had extensive senior management experience in financial institutions. He was the Chairman of Asia and Head of Greater China for J.P. Morgan Chase from 1996 to 2001, contributed to the rapid expansion of the Asian business of the bank and oversaw the mergers with Jardine Flemings, J.P. Morgan and Chase in the region. He also took series of leadership roles in Citibank including Head of China and Hong Kong, Head of Investment Banking for North and Southwest Asia and Head of Private Bank in Asia.

Mr. Leung previously served as Independent Director of Industrial and Commercial Bank of China, China Mobile (Hong Kong) Limited, and American International Assurance (Hong Kong) Limited; Vice Chairman of China National Bluestar Group, International Advisory Board Member of China Development Bank and Chairman of Harvard Business School Association of Hong Kong. Mr. Leung is currently an Independent Non-Executive Director of China Merchants Bank. He is also chairman of the charity organizations, Heifer Hong Kong and Food Angel.

Qiyu Chen, 47, served as a director of the Company since the consummation of the business combination. Mr. Chen has been the executive director and the co-chief executive officer of Fosun International Limited (SEHK: 00656) since July 2015 and March 2017, respectively. In addition, Mr. Chen has also been an executive director and the chairman of Fosun Pharma since May 2005 and June 2010, respectively. Mr. Chen joined Fosun Group in April 1994 and was appointed as a director in May 2005. Mr. Chen also has been a director of Fosun High Tech since July 2015 and the chairman since November 2017. Mr. Chen has served as a non-executive director since May 2010 and a vice chairman since September 2014 of Sinopharm Group Co., Ltd. (SEHK: 01099), a non-executive director of Babytree Group (SEHK: 01761) since June 2018, a director of Beijing Sanyuan Foods Co., Ltd. (SSE: 600429) since March 2015 and a director of Dian Diagnostics Group Co., Ltd (SSE: 300244) from May 2010 to February 2019. Mr. Chen previously served on the board of directors of Maxigen Biotech Inc. (TWSE: 1783) from September 2015 until November 2017. In addition, Mr. Chen is the chairman of the China Medical Pharmaceutical Material Association, a vice president of the China Pharmaceutical Innovation and Research Development Association, the chairman of the Shanghai BioPharmaceutical Industry Association and the vice council of the Shanghai Society of Genetics. Mr. Chen is a member of the 13th Shanghai Standing Committee of the Chinese People’s Political Consultative Conference and was a member of the 12th Shanghai Standing Committee of the same conference. In 2018, Mr. Chen was awarded “Shanghai Excellent Constructor of Socialism with Chinese Characteristics from Non-Public Sector” and “Shanghai Outstanding Entrepreneur.” Mr. Chen obtained a bachelor’s degree in genetics from Fudan University in 1993 and an EMBA degree from China Europe International Business School in 2005.

Roberta Lipson, 64, has been our Chief Executive Officer since 2019. Ms. Lipson is the Founder and Chief Executive Officer of UFH. Ms. Lipson has over 40 years of experience as a pioneer and leader in the Chinese healthcare industry. She originally cofounded UFH’s predecessor company, Chindex, in 1981, and expanded its business from China’s top medical equipment distribution company into UFH, one of China’s first and largest foreign-invested healthcare networks. As CEO, Ms. Lipson has oversight over all of UFH functions, has led the development of all UFH operation expansions, helms the organization’s strategic direction and drives a corporate culture of patient-centered care. Her operational and market experience and focus on strategic team-building are the backbone of UFH’s success and strong growth trajectory.

Ms. Lipson is an active leader in the business community in Beijing, having served as a director of the U.S. China Business Council as well as four successive terms on the Board of Governors of the American Chamber of Commerce in China (“AmCham”) and as co-chair of the AmCham Healthcare Forum. She also co-chairs the Board of the United Foundation for China’s Health and is a co-founder of Beijing’s Jewish community, Kehillat Beijing. Because of her outstanding contribution in China, Ms. Lipson received “The Great Wall Friendship Reward” in 2009, the highest honor that Beijing government gives to foreign experts in Beijing. In 2014, Ms. Lipson was honored by AmCham as the inaugural recipient of the China Pioneer Award. She was named as a “Top 10 Business Leader of China” by Sina.com in 2015, and earlier, she led the UFH to win the U.S. State Department’s ACE Award for Corporate Excellence. With 40 years living and working in Beijing, in 2017 Ms. Lipson received Foreign Permanent Resident Card. Ms. Lipson holds a bachelor of arts from Brandeis University and an MBA from Columbia University.

Walter Xue, 52, has been our Chief Financial Officer since 2019. A Chinese national, Mr. Xue is a market-leading financial healthcare manager and leader, with almost 25 years’ industry experience. His tenure with Chindex began in 1996 as head of finance for Chindex’s China operations while Chindex was publically listed on the Nasdaq. As senior vice president of Chindex while it was a U.S.-listed public company, Mr. Xue was involved in public reporting and oversaw its financial operations. In 1996-1997, he was a member of the founding team of UFH’s first healthcare operation, BJU, and served as Vice President of Finance, overseeing both the medical device trading and the healthcare services segments. Mr. Xue was promoted to Corporate CFO in 2015 after Chindex’s medical device trading operation spin-off and UFH’s privatization. As CFO, Mr. Xue has oversight on financial, legal and operational corporate structuring; strategic operational and financial analysis and projections; capital raising, management, and strategic investment; business planning and expansion strategy; tax and financial regulatory compliance; and control functions. Mr. Xue serves on the board of all of UFH’s subsidiaries. Mr. Xue obtained a bachelor’s degree in accounting from Beijing Technology and Business University and an MBA from Rutgers University.

Dr. Jeffrey Staples, 57, has been our Chief Operations Officer since 2019. Dr. Staples is an experienced and successful international healthcare executive, with over 25 years of healthcare experience. Bringing both medical and business expertise to UFH’s operations, he is responsible for operations oversight and budgeting, sales and marketing, human resources, information technology, supply chain management and logistics. Before his tenure with UFH, Dr. Staples worked as the operating partner of TVM Capital Healthcare Partners, was the chief operating officer of Al Noor Hospitals Group plc (LSE: ANH) based in Abu Dhabi, including a successful initial public offering in 2013, and as the chief executive officer of the Cleveland Clinic Abu Dhabi. He also held key regional roles in SOS International, based in Singapore, and served as division president of China and North Asia for ParkwayHealth while based in Shanghai. Dr. Staples holds an MBA in healthcare management from San Francisco State University and an MD from Columbia University.

Dr. DJ Hamblin-Brown, 57, is NFH’s Vice President of Medical Affairs and is UFH’s chief physician. He heads UFH’s medical operations and is responsible for maintaining UFH’s safety and quality standards, as well as developing clinical education and research. Dr. Hamblin-Brown is an experienced physician, entrepreneur and industry thought leader, with over 20 years of clinical and industry leadership experience. He previously worked as group medical director at Aspen Health, a group of nine independent hospitals and clinics in the U.K., as well as an external adviser to government and private sector clients, including the UK’s Department of Health and the Care Quality Commission. He practiced medicine in the U.K.’s National Health Service and is on the specialist register for Emergency Medicine. Dr. Hamblin-Brown is the author of a book on healthcare leadership, “The Meaning of CAREFUL” (2009), as well as articles and working papers on health economics and leadership. He holds an MA from Corpus Christi College, Cambridge in Computer Science and Engineering. His first medical degree (BMBS) and his BMedSci in Public Health Medicine are from Nottingham University Medical School. He is a Fellow of the Royal College of Emergency Medicine in London.

Shan Fu, 52, has served as a director of the Company since the consummation of the business combination. Mr. Fu has been a managing partner, a joint chief executive officer and the Greater China chief executive officer of Vivo Capital LLC, an investment firm that primarily invests in the biotechnology and healthcare sectors, since October 2013. Mr. Fu has also been a director of Sinovac Biotech CO., Ltd. (Nasdaq: SVA) since July 2018, a director of TOT BIOPHARM International Co. Ltd. (HKSE: 01875) since January 2016, and a director of InnoCare Pharma Ltd. (HKSE: 09969) since February 2018. Between June 2008 and October 2013, Mr. Fu worked as a senior managing director in the Beijing branch of Blackstone (Shanghai) Equity Investment Management Company Limited. Mr. Fu obtained a master’s degree in history and a bachelor’s degree in history, both from Peking University in Beijing, in 1991 and 1988, respectively.

Carl Wu, 36, was the Company's Chief Executive Officer from its inception through the consummation of the business combination and, is currently a director and the Chairman of the Executive Committee of the Company. Mr. Wu is an investor, entrepreneur and business builder. Prior to co-founding NFG with Mr. Leung in 2016, Mr. Wu worked at Blackstone from 2007 to 2016, where he was a Managing Director. Mr. Wu helped establish Blackstone's businesses in Asia and China with Mr. Leung and as such executed a variety of Blackstone's investments in China. Apart from his extensive investment experience in China and globally, Mr. Wu has also founded several healthcare and technology businesses. He is the Executive Chairman and co-founder of YD Care, Heal Oncology, Boxful Technology and HelloToby Technology, and the Chairman of Care Alliance, NF GBA Healthcare Group and Precision Medical.

David Zeng, 31, has served as a director of the Company since the consummation of the business combination. Mr. Zeng joined NFG in June 2018 and is a Managing Director of NFG, primarily responsible for leading New Frontier’s investment efforts prior to the consummation of the business combination. Prior to joining New Frontier, Mr. Zeng worked for The Blackstone Group L.P. (NYSE: BX) (“Blackstone”) from 2014 to 2018, and served as a Senior Associate of Blackstone’s Private Equity Group in Hong Kong. At Blackstone, he led the execution of a number of investments across multiple industries in China, including the take-private of Global Sources Limited (one of world’s largest electronics exhibition operators) and the buyout of Shya Hsin Packaging (one of world’s largest color cosmetics plastic packagers with over 5,000 employees). Mr. Zeng was also actively involved in the operations of Blackstone portfolio companies. For example, he served as the CFO and executive director of ShyaHsin Packaging and led a number of key operational initiatives. Prior to joining Blackstone, Mr. Zeng was a member of the Mergers & Acquisitions Group at Barclays Plc. in Hong Kong from 2011 to 2014. Mr. Zeng obtained a bachelor’s degree in economics from Pomona College in 2011.

Edward Leong Che-hung, 80, served as a director of the Company since the closing of its IPO. Dr. Leong is one of the most respected medical professionals and public health administrators in Asia, having actively engaged in public services and has engaged in various influential public roles during his career. He was a member of the Legislative Council of Hong Kong, representing the medical constituency from 1988 to 2000. In 2002, Dr. Leong was appointed as the chairman of the Hong Kong Hospital Authority where he was involved in drawing up the blueprint for Hospital Authority, taking special responsibility for Medical Service Development. Subsequently, Dr. Leong served as a non-official member of the Executive Council HKSAR from 2005 to 2012. He was chairman of the Hong Kong University Council until 2015 and spearheaded the commissioning of The University of Hong Kong — Shenzhen Hospital in Shenzhen during his term. Dr. Leong also served as the chairman of the Standard Working Hours Committee from 2013 to 2016. His other former public positions include the Chairman of the Elderly Commission HKSAR, Chairman of Hong Kong AIDS Foundation and the Elder Academy Development Foundation. Dr. Leong was awarded the Gold Bauhinia Star in 2001 and the Grand Bauhinia Medal in 2010.

Dr. Leong is a medical doctor and has been in private practice specializing in urology for several decades. After graduating from the University of Hong Kong in 1962, Dr. Leong worked in the Department of Surgery in Hong Kong University for 14 years. In addition to training medical students, Dr. Leong also conducted cutting-edge research in his specialist field of urology. His major research contributions include experiments and the human use of the stomach for bladder replacement and urinary diversion. Dr. Leong was appointed Hunterian Professor by the Royal College of Surgeons of England in 1975. He was the first Hong Kong-born Chinese doctor to have received this accolade.

Frederick Ma Si-hang, 68, has served as a director of the Company since the closing of its IPO. He is currently an independent non-executive director of FWD Group and a director of Husky Energy Inc. Professor Ma was previously the non-executive chairman of the MTR Corporation. Professor Ma was previously an independent non-executive director of Agricultural Bank of China Limited, Aluminum Corporation of China Limited, Hutchison Port Holdings Management Pte. Limited and China Resources Land Limited, and also a non-executive director of China Mobile Communications Corporation and COFCO Corporation. He was a member of Managing Board at Kowloon-Canton Railway Corporation and a director of Airport Authority Hong Kong and the Hong Kong Mortgage Corporation Limited.

Professor Ma has extensive experience in the banking and financial sectors. He started his career at Chase Manhattan Bank in 1973 and returned to Chase Manhattan as Asia-Pacific Managing Director and Area Director of Global Private Bank in 1998. Following the merger of Chase Manhattan and J.P. Morgan in 2001, Professor Ma was appointed by J.P. Morgan Private Bank as CEO of Asia-Pacific Region. In 2001, he joined Pacific Century Cyberworks (PCCW) Limited as an Executive Director and was appointed Chief Financial Officer in 2002.

Professor Ma was previously the Secretary for Financial Services and the Treasury of the Hong Kong Special Administrative Region (HKSAR) Government from 2002 to 2007. Professor Ma held the position of the Secretary for Commerce and Economic Development of the HKSAR Government from 2007 to 2008. He is currently a non-official member of the HKSAR Government Chief Executive’s Council of Advisers on Innovation and Strategic Development, a member of the International Advisory Council of China Investment Corporation and the Global Advisory Council of Bank of America. Professor Ma was awarded the Gold Bauhinia Star medal in 2009 and was appointed a Justice of the Peace in 2010.

Besides his corporate and government positions, Professor Ma has also taken various roles in multiple universities in Asia. In 2008, Professor Ma took up an honorary professorship at the School of Economics and Finance at the University of Hong Kong. In August 2013, he was also appointed an Honorary Professor of Business Administration at the Chinese University of Hong Kong. He is currently the Council Chairman of The Education University of Hong Kong and has been a Professor of Finance Practice at The Hong Kong Polytechnic University since 2012.

Lawrence Chia, 65, has served as a director of the Company since March 2020. Mr. Chia has served on the board of directors of BC Technology Group Limited (HKEX: 863) since April 2018. In addition, Mr. Chia has served as the chief executive officer of the Samling Group of Companies (“Samling”), a Malaysia-based international conglomerate, since November 2017. Prior to Mr. Chia's experience at Samling, Mr. Chia was the chief executive officer of Deloitte China from October 2013 to September 2016. Mr. Chia is a chartered accountant and is a member of the Hong Kong Institute of Certified Public Accountants.

Director Nomination Agreements

The Company’s directors were nominated to serve a member of the board of directors pursuant to the following arrangements entered into with the Company in connection with the consummation of the business combination:

Pursuant to the terms of the Lipson Employment Agreement (as defined below), Ms. Lipson was nominated to serve as a member of the board of directors upon the consummation of the business combination and will be renominated at each subsequent annual meeting of shareholders of NFH during her term of employment, subject to the requirements of the NYSE, for so long as she is at least a one-percent shareholder of NFH.

Pursuant to the Fosun Director Nomination Agreement (as defined below), Fosun nominated Qiyu Chen to serve as a member of the board of directors upon the consummation of the business combination. In addition, Fosun will be entitled to nominate (i) three nominees (including one nominee for independent director) to the board of directors for so long as it beneficially owns at least 22.5% of the total number of our ordinary shares then issued and outstanding, (ii) two nominees to the board of directors for so long as it beneficially owns at least 10.8%, but less than 22.5% of the total number of our ordinary shares then issued and outstanding, or (iii) one nominee to the board of directors for so long as it beneficially owns at least 3.33%, but less than 10.8% of the total number of our ordinary shares then issued and outstanding; provided that, in each case of   (i) to (iii), if Mr. Qiyu Chen is nominated by Fosun to the board of directors, then Mr. Qiyu Chen shall serve as a co-chairman of the board of directors. Fosun also has the right to appoint one non-voting observer to the board of directors.

Pursuant to the Vivo Director Nomination Agreement (as defined below), Vivo had the right to nominate up to two directors to the board of directors upon the consummation of the business combination. As such, Vivo nominated Shan Fu and Lawrence Chia. In addition, Vivo is entitled to nominate (i) two nominees (including at least one nominee for independent director) to the board of directors for so long as it beneficially owns at least 6.66% of the total number of our ordinary shares then issued and outstanding or (ii) one nominee to serve as an independent director on the board of directors for so long as it beneficially owns at least 3.33%, but less than 6.66% of the total number of our ordinary shares then issued and outstanding. Vivo also has the right to appoint one non-voting observer to the board of directors.

Finally, pursuant to the Sponsor Director Nomination Agreement (as defined below), the Sponsor had the right to nominate a number of individuals to the board of directors equal to the total number of directors to be so appointed or nominated, less the number of directors to be appointed or nominated by each of Ms. Lipson, Fosun and Vivo; provided that the Sponsor’s nominees include a number of individuals who serve as independent directors such that there will be at least three independent directors on the board of directors following such election or appointment, as applicable. As such, the Sponsor nominated Mr. Zeng to the board upon the consummation of the business combination.

For additional information on each of these arrangements, please see the section entitled “Item 7.B. Related Party Transactions.”

Employment Agreement

Lipson Employment Agreement

In connection with the consummation of the business combination, on December 17, 2019, the Company entered into an employment agreement (the “Lipson Employment Agreement”) with Roberta Lipson, pursuant to which Ms. Lipson will serve as the Company’s chief executive officer for an initial term of three years from the consummation of the business combination (subject to certain termination conditions to be set forth therein). The employment is subject to automatic renewal for one-year terms unless terminated by either Ms. Lipson or the Company.

Ms. Lipson is entitled to an initial annual salary of $600,000 per annum and will be eligible for an annual bonus pursuant to the Company’s short-term cash incentive plan to be established by the compensation committee of our board of directors, along with certain other benefits.

In addition, upon the consummation of the business combination Ms. Lipson was appointed as a member of our board of directors and will be re-nominated at each subsequent annual meeting of our shareholders during her term of employment, subject to the requirements of the New York Stock Exchange (the “NYSE”), for so long as she is at least a one-percent shareholder of the Company.

B.	Compensation

Remuneration of Directors and Senior Management

Director Compensation

Pursuant to the letter agreement entered into by and among the Company, the Sponsor and the Company’s directors and officers in connection with the Company’s initial public offering, the Company agreed to pay $50,000 cash per year to those independent members of the Company’s board of directors who elected to not receive founder shares for services rendered as board members prior to the consummation of the business combination. Pursuant to such agreement, the Company paid $25,000 to Frederick Ma Si-hang, an independent member of the Company’s board of directors, on January 28, 2019 for services rendered as a board member. Each of the other independent members of the Company’s board of directors elected to receive founder shares pursuant to such agreement and, as a result, did not receive any cash payments thereunder. The Company agreed to reimburse such directors for reasonable out-of-pocket expenses incurred in connection with fulfilling their roles as directors.

In addition, prior to the consummation of the business combination, David Johnson entered into a letter agreement with the Company pursuant to which he received a one-time cash payment of $75,000 in connection with his resignation from the board of directors at the consummation of the business combination. Other than the foregoing, no compensation of any kind, including finder’s and consulting fees, will be paid by us to the Sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the consummation of the business combination.

The Company’s Compensation Committee approved the payment of $55,000 per year to the Company's independent directors as compensation for their service on the Board starting in 2020. None of the other directors will receive compensation for their service as members of the Company's board of directors.

Executive Compensation

The following table shows the compensation paid by UFH to its key personnel as a group for the full year ended December 31, 2019 (in thousands of RMB):

Executive Compensation

Short Term employee benefits including salary and bonuses	25,067
Post-employment benefits	150
Share-based compensation expense	21,915
Total compensation to key personnel	47,132

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by the Company to provide pension, retirement or similar benefits was RMB 222,215,000 (US$31,919,000) for the S/P combined period ended December 31, 2019, pursuant to the applicable law.

C.	Board Practices

Our Amended and Restated Memorandum and Articles of Association (the “Articles”) provide that the Board of Directors must comprise at least one member. Our Board of Directors currently consists of eight (8) directors. Our Articles further provide that, subject to the terms of (i) the Fosun Director Nomination Agreement, (ii) the Vivo Director Nomination Agreement, (iii) the Sponsor Director Nomination Agreement and (iv) the Lipson Employment Agreement, that the number of directors, which will be fixed at nine members, may be increased or decreased from time to time by a resolution of our Board of Directors. In addition, each director shall be elected annually at each annual general meeting (or extraordinary general meeting in lieu thereof). The directors shall hold their office for a term of one year or until their respective successors are elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

Audit Committee

Our audit committee consists of Messrs. Edward Leong Che-hung, Frederick Ma Si-hang and Lawrence Chia, with Mr. Chia serving as the chair of the audit committee. Each of Messrs. Leong Che-hung, Ma Si-hang and Chia meets the applicable audit committee independence standards. Each of Messers. Ma Si-hang and Chia qualifies as an “audit committee financial expert,” as such term is defined in applicable SEC rules.

Our audit committee will, among other matters, oversee our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints the Company’s independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered public accounting firm on the Company’s engagement team in accordance with requirements established by the SEC;

•	is responsible for reviewing the Company’s financial statements and the Company’s management’s operating and financial review and prospects to be included in the Company’s annual reports to be filed with the SEC;

•	reviews the Company’s critical accounting policies and estimates; and

•	reviews the audit committee charter and the committee’s performance at least annually.

Our Board of Directors adopted a written charter for the audit committee, which is available free of charge on the Company’s corporate website at www.nfh.com.cn. The information on the Company’s website is not part of this report.

Compensation Committee

Our compensation committee consists of Antony Leung, Carl Wu and Shan Fu. As a result of the Company’s status as a foreign private issuer, under the rules of the NYSE following the consummation of the business combination, we are not required to have a compensation committee. However, we have established a compensation committee.

The compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee:

•	reviews and recommends corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•	evaluates the performance of these officers in light of those goals and objectives and recommends to our board of directors the compensation of these officers based on such evaluations;

•	recommends to our Board of Directors the issuance of share options and other awards under our share plans; and

•	reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

Nominating and Governance Committee

Our nominating and governance committee consists of Antony Leung and Carl Wu. As a result of the Company’s status as a foreign private issuer, under the rules of the NYSE following the consummation of the business combination, we are not required to have a Nominating and governance committee. However, we have established a Nominating and governance committee. The nominating and governance committee is responsible for making recommendations to our Board of Directors regarding candidates for directorships and the size and composition of our Board of Directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our Board of Directors concerning governance matters.

Executive Committee

Our executive committee consists of Roberta Lipson, Carl Wu and Shan Fu, with Mr. Wu serving as chair of the executive committee. The executive committee will meet at least once a month to discuss the management of the Company and its subsidiaries, unless the members of the executive committee unanimously agree otherwise. The executive committee is responsible for overseeing and assisting management in implementing decisions and matters approved by our Board of Directors, including, without limitation, the following matters:

•	developing the Company’s strategic objectives, setting agenda and priorities;
•	establishing, monitoring and maintaining appropriate management and personnel systems to ensure the Company’s strategic, business and operational plans are met;
•	recommending to the Board any significant operational changes;
•	developing and maintaining appropriate relationship management systems with respect to shareholders and other stakeholders;
•	evaluating the work of senior management of the Company;
•	monthly review of operational and financial performance or key performance indicators;
•	budgeting for capital expenditures;
•	financing; and
•	mergers, acquisitions and other material transactions involving the Company or any of its subsidiaries.

All decisions of the executive committee will require the approval of a majority of the members thereof.

NYSE corporate governance differences

See “Item 16G. Corporate Governance” for a summary of the ways in which our corporate governance practices differ from those followed by domestic U.S. companies under the NYSE rules.

D.	Employees

As of December 31, 2019, 2018 and 2017, we had 3,425, 3,191 and 2,718 employees, respectively, all of whom are located in China. Of these employees, 177 are non-Chinese citizens and 3,248 are Chinese citizens. Approximately 540 of these employees are medical professionals such as physicians and dentists, 290 are ancillary staff such as lab technicians and pharmacists, 1,000 are nursing staff, with the balance being administration, management, and facility staff. Each month on average, about 1,400 external consultants are contracted at UFH facilities for short-term or specialized engagements. Neither the Company nor its subsidiaries is subject to any union negotiated labor contracts. Employees’ compensation is usually indexed to local inflation statistics. UFH believes it has good relations with its employees.

E.	Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this report, by our directors and senior management and major shareholders. For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners(1)	Number of shares	% owned
Roberta Lipson(2)	3,509,799	2.7%
Walter Xue	62,088	*
Jeffrey Staples	108,911	*
DJ Hamblin-Brown	20,936	*
Antony Leung(3)	20,117,500	14.4%
Carl Wu(4)	18,705,000	13.4%
David Zeng(5)	206,250	*
Edward Leong Che-hung	10,000	*
Frederick Ma Si-hang	—	—
Shan Fu	—	—
Qiyu Chen	—	—
All directors and executive officers as a Group (eleven individuals)	25,528,984	18.2%

5% Shareholders
New Frontier Public Holding Ltd.(6)	17,292,500	12.4%
Fosun Industrial Co., Limited.(7)	9,400,000	7.2%
Certain funds and accounts advised by Nan Fung Group Holdings Limited(8)	9,650,000	7.3%
Vivo Capital Fund IX (Cayman), L.P.(9)	14,300,000	10.9%
Certain funds and accounts advised by Capital Research and Management Company(10)	13,321,186	10.1%

* Less than 1%

(1)	The percentage of beneficial ownership is calculated based on 131,356,980 ordinary shares outstanding as of the date of this report.
(2)	Pursuant to the Lipson Reinvestment Agreement, 3,227,251 ordinary shares were issued to Ms. Lipson and 363,548 ordinary shares were issued to trusts affiliated with Ms. Lipson.
(3)	Includes (x) (i) 9,542,500 ordinary shares, (ii) 7,750,000 private placement warrants and (iii) 7,750,000 ordinary shares underlying the private placement warrants, held of record by the Sponsor; (y) (i) (a) 600,000 ordinary shares, (b) 300,000 public warrants and (c) 300,000 ordinary shares underlying the public warrants purchased by entities affiliated with Mr. Leung in NFC’s initial public offering, (ii) (a) 1,575,000 ordinary shares, (b) 350,000 forward purchase warrants and (c) 350,000 ordinary shares underlying the forward purchase warrants, held of record by Mr. Leung or entities affiliated with Mr. Leung. The address for this shareholder is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.
(4)	Includes (x) (i) 9,542,500 ordinary shares, (ii) 7,750,000 private placement warrants and (iii) 7,750,000 ordinary shares underlying the private placement warrants, held of record by the Sponsor; and (y) (i) (a) 300,000 ordinary shares, (b) 150,000 public warrants and (c) 150,000 ordinary shares underlying the public warrants purchased by entities affiliated with Mr. Wu in NFC’s initial public offering, (ii) (a) 787,500 ordinary shares, (b) 175,000 forward purchase warrants and (c) 175,000 ordinary shares underlying the forward purchase warrants, held of record by Mr. Wu or entities affiliated with Mr. Wu. The address for this shareholder is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(5)	Interests shown include (i) 206,250 ordinary shares, (ii) 37,500 ordinary shares underlying forward purchase warrants, and (iii) 37,500 forward purchase warrants. The address for this shareholder is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.
(6)	Antony Leung and Carl Wu share voting and dispositive power over the securities held by the Sponsor. Each of Mr. Leung and Mr. Wu disclaims beneficial ownership over any securities owned by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The interests shown include (i) 9,542,500 ordinary shares, (ii) 7,750,000 private placement warrants and (iii) 7,750,000 ordinary shares underlying the private placement warrants, held of record by the Sponsor. The Sponsor may also be deemed to beneficially own an additional 22,929,125 ordinary shares pursuant to certain irrevocable proxies, each dated as of December 17, 2019, granted to the Sponsor by certain shareholders, pursuant to which the Sponsor may vote the ordinary shares subject to such irrevocable proxies at any meeting of NFH’s shareholders until such time as the granting shareholder no longer owns such ordinary shares. In addition, the Sponsor is a party to (i) the Fosun Director Nomination Agreement, pursuant to which the Sponsor and Fosun have agreed to vote or cause to be voted all ordinary shares beneficially owned or controlled (directly or indirectly) by them in favor of any director nominee(s) nominated or supported by the other party, (ii) the Vivo Director Nomination Agreement, pursuant to which the Sponsor and Vivo have agreed to vote or cause to be voted all ordinary shares beneficially owned or controlled (directly or indirectly) by them in favor of any director nominee(s) nominated or supported by the other party, and (iii) certain Director Support Letter Agreements, each dated as of December 17, 2019, pursuant to which certain shareholders have agreed to vote an aggregate of 17,325,000 ordinary shares in favor of any director nominee nominated or supported by the Sponsor. The address for this shareholder is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.
(7)	Fosun Industrial Co., Limited is a wholly-owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., which is a subsidiary of Shanghai Fosun High Technology (Group) Co., Ltd., which is a wholly-owned subsidiary of Fosun International Limited, which is a subsidiary of Fosun Holdings Limited, which is a wholly-owned subsidiary of Fosun International Holdings Ltd. Guo Guangchang controls Fosun International Holdings and may be deemed to beneficially own the shares. Interests shown include 9,400,000 ordinary shares. In addition, the Sponsor and Fosun are parties to the Fosun Director Nomination Agreement. See note 2 above. The address for this shareholder is Building A, No. 1289 Yishan Road, Shanghai 200233, China.
(8)	Includes NF SPAC Holding Limited (“NF SPAC”) and Sun Hing Associate Limited (“Sun Hing”). Interests shown include (i) 8,350,000 ordinary shares, (ii) 600,000 ordinary shares underlying the public warrants, (iii) 600,000 public warrants, (iv) 700,000 ordinary shares underlying the forward purchase warrants, and (v) 700,000 forward purchase warrants. Each of NF SPAC and Sun Hing is an indirect wholly-owned subsidiary of Nan Fung Group Holdings Limited (“NFGHL”). The members of the Executive Committee of NFGHL make investment decisions with respect to the securities directly and indirectly held by NFGHL and, therefore, the securities held by NF SPAC and Sun Hing. Mr. Antony Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL and therefore may be deemed to beneficially own these shares. The address for Nan Fung Group is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central, Hong Kong.
(9)	Vivo Capital IX (Cayman), LLC is the general partner of Vivo Capital Fund IX (Cayman), L.P. The voting members of Vivo Capital IX (Cayman), LLC are Frank Kung, Albert Cha, Shan Fu, Edgar Engleman and Chen Yu, none of whom has individual voting or investment power with respect to the shares. Interests shown include 14,300,000 ordinary shares. In addition, the Sponsor and Vivo are parties to the Vivo Director Nomination Agreement. See note 2 above. The address for Vivo Capital Fund IX (Cayman), L.P. is 192 Lytton Avenue, Palo Alto, California 94301.
(10)	Includes SMALLCAP World Fund, Inc. (“SCWF”), American Funds Insurance Series — Global Small Capitalization Fund (“VISC”) and American Funds Developing World Growth and Income Fund (“AFDWGI” and, together with SCWF and VISC, the “CRMC Shareholders”). Capital Research and Management Company (“CRMC”) is the investment adviser to each of the CRMC Shareholders. CRMC and/or Capital Research Global Investors (“CRGI”) may be deemed to be the beneficial owner of all of the securities expected to be held by the CRMC Shareholders; however, each of CRMC and CRGI expressly disclaim that it is the beneficial owner of such securities. Julian N. Abdey, Noriko H. Chen, Peter Eliot, Brady L. Enright, Bradford F. Freer, Leo Hee, Roz Hongsaranagon, Claudia P. Huntington, Jonathan Knowles, Harold H. La, Aidan O’Connell, Andraz Razen, Gregory W. Wendt and Dylan Yolles, as portfolio managers, are expected to have voting and investment power over the securities to be held by SCWF. Bradford F. Freer, Claudia P. Huntington, Harold H. La, Aidan O’Connell and Gregory W. Wendt, as portfolio managers, are expected to have voting and investment power over the securities to be held by VISC. The address for each of the CRMC Shareholders is c/o Capital Research and Management Company, 333 South Hope Street, 55th Floor, Los Angeles, CA 90071. The CRMC Shareholders may be affiliates of a broker-dealer.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

B.	Related Party Transactions

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties.

Founder Shares

On April 19, 2018, the Sponsor purchased 10,750,000 founder shares which issuance was reflected on the register of members of the Company on May 29, 2018 in exchange for a capital contribution of $25,000, or approximately $0.002 per share, up to 5,000,000 of which were subject to forfeiture by the Sponsor and anchor investors ratably to the extent the aggregate amount committed to be purchased pursuant to the Forward Purchase Agreements would be less than $200,000,000. On June 19, 2018, the Sponsor transferred to the anchor investors an aggregate of 2,262,500 founder shares as an inducement to enter into the forward purchase agreements for no cash consideration and on June 12, 2018 the Sponsor forfeited 475,000 founder shares for no consideration. On June 18, 2018, the Company effected a share capitalization resulting in the Sponsor holding an aggregate of 8,875,000 founder shares after giving effect to the transfer described above. On June 27, 2018, we effected a share capitalization resulting in the Sponsor holding an aggregate of 9,450,000 founder shares. Subsequent to the closing of the IPO, the Sponsor transferred 10,000 founder shares to independent director, Edward Leong Che-hung, and 5,000 founder shares to each of two trusts for the benefit of family members of David Johnson in connection Messrs. Leong and Johnson’s service as directors. In connection with the consummation of the business combination, each founder share was redesignated as an ordinary share.

Private Placement Warrants

The Sponsor purchased an aggregate of 7,750,000 private placement warrants, each exercisable to purchase one ordinary share at $11.50 per share, at a price of $1.00 per warrant (or $7,750,000 in the aggregate), in a private placement that closed simultaneously with the closing of the IPO. Each private placement warrant entitles the holder to purchase one ordinary share at $11.50 per share. The private placement warrants became exercisable on January 18, 2020.

Units Purchased in the Initial Public Offering

Antony Leung and Carl Wu, our Director and Chairman of the Board and Director and Chairman of the Executive Committee, respectively, purchased an aggregate of 900,000 units in the IPO, and certain other investors identified by Mr. Leung and Mr. Wu purchased 8.1 million units in the IPO. The underwriters did not receive any underwriting discounts and did not receive deferred commissions on the 9 million units purchased by such parties, including Messrs. Leung and Wu. In connection with the consummation of the business combination, the units were separated into their component parts.

Forward Purchase Agreements

Prior to the IPO, the Company entered into Forward Purchase Agreements pursuant to which the anchor investors agreed to purchase an aggregate of 18,100,000 Class A ordinary shares, plus 4,525,000 redeemable warrants, for a purchase price of $10.00 per Class A ordinary share, as applicable, or $181,000,000 in the aggregate, in a private placement that closed concurrently with the consummation of the business combination. In connection with these Forward Purchase Agreements, the Sponsor transferred to the anchor investors an aggregate of 2,262,500 founder shares as an inducement to enter into the Forward Purchase Agreements for no cash consideration. Furthermore, the Company entered into forward purchase agreements with entities controlled by Antony Leung and Carl Wu, our Director and Chairman of the Board and Director and Chairman of the Executive Committee, respectively, providing for the sale of 1,400,000 and 700,000 forward purchase shares, and 350,000 and 175,000 forward purchase warrants, respectively, for an aggregate purchase price of $10.00 per Class A ordinary share, or $14,000,000 and $7,000,000, respectively. In connection with these forward purchase agreements, the Sponsor transferred to these anchor investors 175,000 and 87,500 founder shares, respectively. The founder shares transferred to the anchor investors are subject to similar contractual conditions and restrictions as the founder shares issued to the Sponsor. The anchor investors have redemption rights with respect to any public shares they own. The forward purchase warrants have the same terms as our public warrants.

The Company entered into another Forward Purchase Agreement on June 29, 2018, with an accredited investor providing for the purchase of an additional 900,000 forward purchase shares, plus 225,000 forward purchase warrants, for an aggregate purchase price of $9.0 million, or $10.00 per forward purchase share, in a private placement to close concurrently with the closing of the initial business combination. As an inducement to such accredited investor to enter into the forward purchase agreement, the Company issued 112,500 founder shares to each of such accredited investor and the Sponsor for nominal cash consideration at the consummation of the business combination.

The Forward Purchase Agreements provide that the anchor investors are entitled to registration rights with respect to their (A) forward purchase securities and Class A ordinary shares underlying the forward purchase warrants and founder shares, and (B) any other Class A ordinary shares or warrants acquired by the anchor investors.

In connection with the consummation of the business combination, each Class A ordinary share and each founder share was redesignated as ordinary shares.

Letter Agreement

The Sponsor and our officers and directors at the time of the IPO agreed, pursuant to a written letter agreement, to vote the shares held by them in favor of the business combination and not to participate in the formation of, or become an officer or director of, any other blank check company until we entered into the Transaction Agreement.

Administrative Services Agreement

We maintained our executive offices at 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong from the closing of our IPO until the consummation of the business combination. The cost for our use of this space was included in the $10,000 per month, or up to $240,000 in the aggregate, fee we paid to the Sponsor or an affiliate of the Sponsor for office space, administrative and support services, commencing on the date that our securities are first listed on the NYSE. Upon the consummation of the business combination, we ceased paying these monthly fees.

Related Party Loans

Prior to the closing of the IPO, the Sponsor loaned the Company funds to be used for a portion of the expenses of the IPO. These loans were non-interest bearing, unsecured and due at the earlier of December 31, 2018 or the closing of the IPO. The loans were repaid upon the closing of the IPO out of the estimated $1,000,000 of offering proceeds that was allocated to the payment of offering expenses. In connection with the IPO and the purchase of the private placement warrants, the Sponsor and its affiliates transferred $10,550,000 to the Company, of which $2,800,000 was in excess of the private placement, and paid $146,404 of offering costs related to the IPO. The amount in excess of the private placement and the offering costs were repaid by the Company to such parties on July 3, 2018.

Pre-Business Combination Director Compensation

The Company has agreed to pay, pursuant to the letter agreement entered into by and among the Company, the Sponsor and the Company's directors and officers entered into in connection with the Initial Public Offering, $50,000 cash per year to those independent members of the Company's board of directors who have elected to not receive Founder Shares for services rendered as board members prior to the completion of the initial Business Combination. Pursuant to such agreement, the Company paid $25,000 to Frederick Ma Si-hang, an independent member of the Company's board of directors, on January 28, 2019 for services rendered as a board member. All other independent members of the Company's board of directors elected to receive founder shares pursuant to such agreement and, as a result, will not receive any cash payments thereunder.

Registration Rights Agreement

Pursuant to the registration rights agreement entered into concurrently with the closing of the IPO, the holders of the private placement warrants and the founder shares are entitled to registration rights with respect to such warrants and the ordinary shares underlying such warrants and founder shares. These holders are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders have “piggy-back” registration rights to include their securities in other registration statements filed by us. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the lock-up period applicable to the securities to be covered by such registration statement.

Anticipated Clinic Purchase From NFG

New Frontier Group currently owns a portfolio of four clinics located in the central business districts of Shanghai, Guangzhou, Shenzhen and Hong Kong. We expect to acquire several of these clinics for a combination of cash and equity at a valuation that approximates its cumulative investment cost. Our management believes that the clinics will be highly synergistic to our current operations due to the clinics' central location in China's tier one cities, overlapping patient profile and similar service offerings. In addition, our management believes that such clinics will provide additional revenue generating opportunities through patient referrals to the existing hospitals and facilities within our network in those cities and through the availability of additional clinical services for our patients at more centrally located facilities. Definitive terms for such transactions have not been finalized. Such transactions will be subject to review and approval by our board of directors in accordance with applicable rules and regulations and our policies and procedures for transactions with related parties.

We expect to acquire the Shanghai clinic from NFG in the second quarter of 2020 at a price that approximates NFG's cumulative investment cost of approximately RMB 33.0 million, in a combination of cash and equity. This acquisition will enable us to further expand our Shanghai market. The transaction was approved by our board of directors subject to the approval of our Audit Committee and the finalization of the definitive terms for such transaction.

Lipson Employment Agreement

In connection with the consummation of the business combination, on December 17, 2019, the Company entered into an employment agreement (the “Lipson Employment Agreement”) with Roberta Lipson, pursuant to which Ms. Lipson will serve as the Company’s chief executive officer for an initial term of three years from the consummation of the business combination (subject to certain termination conditions to be set forth therein). The employment is subject to automatic renewal for one-year terms unless terminated by either Ms. Lipson or NFH.

Ms. Lipson is entitled to an initial annual salary of $600,000 per annum and will be eligible for an annual bonus pursuant to the Company’s short-term cash incentive plan to be established by the compensation committee of our board of directors, along with certain other benefits.

In addition, upon the consummation of the business combination Ms. Lipson was appointed as a member of our board of directors and will be re-nominated at each subsequent annual meeting of our shareholders during her term of employment, subject to the requirements of the New York Stock Exchange (the “NYSE”), for so long as she is at least a one-percent shareholder of the Company.

Lipson Registration Rights Agreement

In connection with the consummation of the business combination, on December 17, 2019, the Company entered into a registration rights agreement (the “Lipson Registration Rights Agreement”) with Ms. Lipson, the Benjamin Lipson Plafker Trust, the Daniel Lipson Plafker Trust, the Jonathan Lipson Plafker Trust and the Ariel Benjamin Lee Trust (the foregoing trusts together with Ms. Lipson, the “Lipson Parties”), pursuant to which the Company agreed to file a registration statement registering the resale of the ordinary shares issued to the Lipson Parties at the consummation of the business combination as promptly as reasonably practicable following the consummation of the business combination and use its best efforts to cause such registration statement to be declared effective under the Securities Act promptly thereafter. The shares were registered on a Form F-1 registration statement in January 2020.

Lipson Reinvestment Agreement

Concurrently with the entry into the Transaction Agreement, NFC entered into a reinvestment agreement (as amended, the “Lipson Reinvestment Agreement”) with the Lipson Parties, pursuant to which (i)  all of the issued and outstanding Partnership Options held by Ms. Lipson at the consummation of the business combination (being 650,000 Partnership Options) were, upon the closing of the business combination, converted into vested NFH options and were exercised on a cashless basis and (ii) all of the issued and outstanding Partnership RSUs then held by Ms. Lipson (being 400,000 Partnership RSUs) were settled, in each case, in accordance with the terms and conditions of the Partnership Equity Incentive Plan and the award agreements for Ms. Lipson thereunder in effect as of the time of such exercise or settlement.

In addition, upon the consummation of the business combination, all of the issued and outstanding limited partnership interests in Healthy Harmony (the “LP Interests”) received by Ms. Lipson upon settlement of the Partnership RSUs were canceled in consideration of an aggregate amount of ordinary shares equal to the number of the LP Interests so canceled multiplied by the purchase price per LP Interest.

The Lipson Parties also repaid all loans and interests owed by them to Healthy Harmony and HH GP prior to the consummation of the business combination.

The Lipson Parties also subscribed, concurrently with the consummation of the business combination, for an aggregate number of ordinary shares (the “Lipson Reinvestment Shares”) equal to $53,128,311 of their consideration under the Transaction Agreement and the Lipson Reinvestment Agreement for newly issued ordinary shares, at the subscription price of $10.00 per share, as adjusted for share subdivisions, share combinations, share dividends and similar events (the “NFC Share Reference Price”) per NFC Class A ordinary share. At the consummation of the business combination, all of the issued and outstanding NFC Class A ordinary shares, including the NFC Class A ordinary shares issued pursuant to the Lipson Reinvestment Agreement, will be reclassified as ordinary shares of the Company.

Under the Lipson Reinvestment Agreement, the Lipson Parties agreed that (i) they will not transfer any of the ordinary shares received by them at Closing at any time prior to six months from the date of Closing and (ii) at any time prior to the first anniversary of the consummation of the business combination, such holder’s beneficial ownership of the ordinary shares held by them will not fall below 90% of such holder’s beneficial ownership as of immediately after the consummation of the business combination; except in each case for (a) transfers among the Lipson Parties, (b) transfers as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization, (c) by virtue of the laws of descent and distribution upon the death of such person, (d) pursuant to a qualified domestic relations order, or (e) in the event that the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property; provided, however, that in the case of clauses (a) through (d) these permitted transferees must enter into a written agreement with the Company agreeing to be bound by these transfer restrictions. Such shares are also entitled to registration rights.

On December 30, 2019, the Company paid RMB11.2 million to key management personnel, and accrued RMB 2.8 million for certain transaction bonuses for Ms. Lipson, as set forth in the Lipson Reinvestment Agreement.

Fosun Director Nomination Agreement

In connection with the consummation of the business combination, on December 18, 2019, the Company entered into a director nomination agreement (the “Fosun Director Nomination Agreement”) with Fosun Industrial Co., Limited (“Fosun”), pursuant to which Fosun nominated Mr. Qiyu Chen to our board of directors to serve as co-chairman. In addition, Fosun is entitled to nominate (i) three nominees (including one nominee for independent director) to our board of directors for so long as it beneficially owns at least 22.5% of the total number of ordinary shares then issued and outstanding, (ii) two nominees to our board of directors for so long as it beneficially owns at least 10.8%, but less than 22.5% of the total number of ordinary shares then issued and outstanding, or (iii) one nominee to our board of directors for so long as it beneficially owns at least 3.33%, but less than 10.8% of the total number of ordinary shares then issued and outstanding; provided that, in each case of   (i) to (iii), if Mr. Qiyu Chen is nominated by Fosun to our board of directors, then Mr. Qiyu Chen shall serve as a co-chairman of our board of directors. Fosun shall also have the right to appoint one non-voting observer to our board of directors.

Pursuant to the Fosun Director Nomination Agreement, for so long as Fosun beneficially owns at least 3.33% of the total number of ordinary shares then issued and outstanding, the Sponsor shall vote all of the ordinary shares owned or controlled by it or over which it has voting power or otherwise has the right to direct the voting, to elect each and every director nominee of Fosun as a director to our board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action, and for so long as the Sponsor beneficially owns at least 3.33% of the total number of ordinary shares then issued and outstanding, Fosun shall vote all of the ordinary shares owned or controlled by it or over which it has voting power, to elect each and every “Nominee” of the Sponsor (as defined in the Sponsor Director Nomination Agreement (as defined below)) as a director to our board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action. The foregoing voting undertaking shall terminate upon delivery of a written notice from Fosun to NFH and the Sponsor at any time after the second anniversary of the consummation of the business combination.

The Fosun Director Nomination Agreement will terminate upon the earlier to occur of (i) Fosun ceasing to beneficially own at least 3.33% of the total number of ordinary shares then issued and outstanding and (ii) Shanghai Fosun Pharmaceutical (Group) Co., Ltd. ceasing to beneficially own a majority of the issued and outstanding securities in Fosun.

Fosun Rollover Agreement

Concurrently with the entry into the Transaction Agreement, the Company entered into a rollover agreement (the “Fosun Rollover Agreement”) with Fosun, pursuant to which Fosun subscribed for 9,400,000 ordinary shares, at a purchase price of $10.00 per share (the “Fosun Reinvestment Shares”). Fosun has registration rights with respect to the Fosun Reinvestment Shares, pursuant to which the Company was required to use its reasonable best efforts to (i) file a registration statement covering the resale of the Fosun Reinvestment Shares within thirty days after the Closing and (ii) cause such registration statement to be declared effective under the Securities Act promptly thereafter.

In addition, so long as Fosun remains entitled to nominate at least one individual for election to the Company’s Board of Directors pursuant to the Fosun Director Nomination Agreement, none of the Company’s subsidiaries may undertake any material action unless approved by the Company’s Board of Directors (or the applicable committee thereof), and in the event that the Company’s Board of Directors determines to identify candidates as a successor or replacement of the Chief Executive Officer, the Company will set up a CEO search committee to identify such candidates, which will include one director nominated by Fosun.

In order to induce the Fosun to enter into the business combination and to roll over a significant portion of its equity interests in Healthy Harmony into ordinary shares, the Company also agreed, in the Fosun Rollover Agreement, not to adopt or maintain any shareholder rights plan, rights agreement or any “poison pill”, or take any other similar action that is reasonably expected to discourage, restrict or inhibit Fosun or any of its affiliates from acquiring or transferring ordinary shares, in each case, without the prior written consent of Fosun and unanimous approval of the Company’s Board of Directors.

Each of the Company and Fosun agreed to use their reasonable best efforts after the Closing to implement an insurance program for the Company’s subsidiaries substantially based on the terms and conditions set forth in the Fosun Rollover Agreement.

Vivo Director Nomination Agreement

In connection with the consummation of the business combination, on December 17, 2019, the Company entered into a director nomination agreement (the “Vivo Director Nomination Agreement”) with Vivo Capital Fund IX (Cayman), L.P. (“Vivo”), pursuant to which Vivo had the right to nominate for election two individuals to our board of directors at the consummation of the business combination. As such, Vivo nominated Shan Fu and Lawrence Chia to our board of directors. Pursuant to the Vivo Director Nomination Agreement, Vivo is entitled to nominate (i) two nominees (including at least one nominee for independent director) to our board of directors for so long as it beneficially owns at least 6.66% of the total number of ordinary shares then issued and outstanding or (ii) one nominee to serve as an independent director on our board of directors for so long as it beneficially owns at least 3.33%, but less than 6.66% of the total number of ordinary shares then issued and outstanding. Vivo shall also have the right to appoint one non-voting observer to our board of directors.

Pursuant to the Vivo Director Nomination Agreement, for so long as Vivo beneficially owns at least 3.33% of the total number of ordinary shares then issued and outstanding, the Sponsor shall vote all of the ordinary shares owned or controlled by it or over which it has voting power or otherwise has the right to direct the voting, to elect each and every director nominee of Vivo as a director to our board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action, and for so long as the Sponsor beneficially own at least 3.33% of the total number of ordinary shares then issued and outstanding, Vivo shall vote all of the ordinary shares owned or controlled by it or over which it has voting power, to elect each and every “Nominee” of the Sponsor (as defined in the Sponsor Director Nomination Agreement) as a director to our board of directors and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action. The foregoing voting undertaking shall terminate upon delivery of a written notice from Vivo to NFH and Sponsor at any time after the second anniversary of the consummation of the business combination.

The Vivo Director Nomination Agreement will terminate upon Vivo ceasing to beneficially own at least 3.33% of the total number of ordinary shares then issued and outstanding.

Vivo Letter Agreement

In connection with the entry into the Transaction Agreement, the Company, the Sponsor, Mr. Antony Leung and Mr. Carl Wu entered into a letter agreement with Vivo (“Vivo Letter Agreement”), pursuant to which the parties agreed that for so long as Vivo holds any Vivo Shares (as defined in the Vivo Letter Agreement), without the prior written consent of Vivo, none of Mr. Antony Leung, Mr. Carl Wu or the Sponsor may, and each of Mr. Antony Leung and Mr. Carl Wu shall procure their respective Relevant Holders and Controlled Affiliates (each as defined therein) to not, transfer any ordinary shares if such proposed transfer would cause the Founders Transfer Ratio (as defined in the Vivo Letter Agreement) to exceed the Vivo Transfer Ratio (as defined in the Vivo Letter Agreement) as of immediately after such transfer.

The Vivo Letter Agreement shall terminate upon the earliest to occur of  (a) the fifth business day after written notice of termination by Vivo, (b) the date on which the Vivo Transfer Ratio is 100%, (c) the date on which the Transaction Agreement is terminated in accordance with its terms prior to the Closing having taken place, and (d) subsequent to the Closing, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property except for any transaction where the ordinary shares outstanding immediately prior to such transaction are exchanged for securities representing, immediately following such transaction, at least a majority of the voting power of the surviving or resulting company.

Sponsor Director Nomination Agreement

In connection with the consummation of the business combination, on December 17, 2019, the Company entered into a director nomination agreement (the “Sponsor Director Nomination Agreement”) with New Frontier Public Holding Ltd. (the “Sponsor”), pursuant to which the Sponsor has the right to nominate for election a number of individuals to our board of directors at the consummation of the business combination and at any time thereafter equal to the total number of directors to be so appointed or nominated, less the number of directors to be appointed or nominated by each of Vivo, Fosun and Ms. Lipson; provided that the Sponsor’s nominees shall include a number of individuals who will serve as independent directors such that, assuming such nominees are duly elected or appointed, as applicable, there will be at least three (3) independent directors on our board of directors following such election or appointment, as applicable. In accordance with the terms of the Sponsor Director Nomination Agreement, the Sponsor nominated David Zeng to our board of directors at the consummation of the business combination.

The Sponsor Director Nomination Agreement will terminate upon the Sponsor ceasing to beneficially own ordinary shares.

Management Reinvestment Agreements

In connection with the consummation of the business combination, on December 17, 2019, the Company entered into certain reinvestment agreements with Healthy Harmony and the Management Sellers (collectively, the “Management Reinvestment Agreements”), pursuant to which (a) all of the LP Interests (as defined therein) then held by the Management Sellers will be canceled in consideration of the right of the Management Sellers to receive from the Company, as soon as practicable after the consummation of the business combination, an aggregate amount equal to the number of the LP Interests so canceled multiplied by the purchase price per LP Interest, (b) (i) all of the Partnership Options (as defined therein) then held by the Management Sellers that are vested as of the consummation of the business combination will be canceled in consideration of the right of the Management Sellers to receive from the Company, as soon as practicable after the consummation of the business combination, in respect of each Partnership Option that is so canceled, an amount equal to the product of   (x) the aggregate number of LP Interests subject to such Partnership Option (or portion thereof) and (y) the excess, if any, of the purchase price per LP Interest over the exercise price per LP Interest under such Partnership Option, and (ii) all of the Partnership Options then held by the Management Sellers that are not vested as of the consummation of the business combination will be converted into a number of unvested options of NFH in accordance with the Transaction Agreement; and (c) (i) all of the Partnership RSUs (as defined therein) then held by the Management Sellers that are vested as of the consummation of the business combination were canceled in consideration of the right of the Management Sellers to receive from the Company, as soon as practicable after the consummation of the business combination, an aggregate amount equal to the aggregate number of LP Interests underlying the Partnership RSUs so canceled, multiplied by the purchase price per LP Interest, and (ii) all of the Partnership RSUs then held by the Management Sellers that were not vested as of the consummation of the business combination were converted into a number of unvested RSUs of the Company in accordance with the Transaction Agreement.

The Management Sellers also subscribed, in connection with the consummation of the business combination, for an aggregate number of ordinary shares (the “Management Reinvestment Shares”) equal to (a) their respective aggregate cancellation consideration under the Management Reinvestment Agreements less their respective cash-out amounts, divided by (b) the NFC Share Reference Price (as defined therein).

An aggregate cash amount of approximately $17,850,148 (RMB 127,587,503) (subject to any withholding or deduction under applicable laws and certain adjustments) was paid to the Management Sellers and an aggregate of approximately $16,665,306 (RMB 119,118,608) of NFH ordinary shares were issued to the Management Sellers in accordance with the terms of the Management Reinvestment Agreements at the consummation of the business combination. An aggregate of approximately $3,718,374 (RMB 26,577,822) of NFH Options and NFH RSUs are expected to be issued to the Management Sellers in respect of their outstanding RSUs and options of Healthy Harmony. Approximately $12 million of the $17,850,148 paid to the Management Sellers will be withheld for individual income tax in China, which was incurred due to the exercise of the options and the vesting of the RSUs. Net of individual income tax, the Management Sellers rolled over approximately 78% of the value of their LP Interests, Partnership Options and Partnership RSUs into NFH ordinary shares, NFH Options and NFH RSUs.

The Management Reinvestment Shares are generally subject to a one-year lock-up, subject to certain exceptions.

Indemnification Agreement

In connection with the consummation of the business combination, we entered into indemnification agreements with each of our directors and executive officers. These agreements provide that the director or officer will be indemnified by us to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of and against amounts paid or incurred by him or her in the resolution thereof. The agreements are subject to certain exceptions, including, among other exceptions, that no indemnification will be provided to any director or officer against any liability to us or our shareholders (i) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer; or (ii) if contrary to applicable law.

Disposal of Beijing Youhujia Healthcare Management Co. Ltd.

On March 31, 2020, the Board (without Messers. Leung, Wu and Zeng, each of whom recused themselves for this matter) approved the disposal of 80% of the equity interests in a wholly-owned subsidiary of the Company, Beijing Youhujia Healthcare Management Co. Ltd., which is mainly engaged in the provision of matron services for a total consideration of RMB 4.0 million, to Shanghai YD Care Medical Technology Co. Ltd., a related party. The consideration was determined with the assistance of an independent qualified valuator.

Healthy Harmony Related Party Transactions

The following table shows the transactions between Healthy Harmony and the related parties listed above for the periods presented (in thousands of RMB):

	Predecessor			Successor	S/P Combined (non-IFRS)
Transactions	Year Ended December 31 2017	Year Ended December 31 2018	Period from January 1 to December 18 2019	Period from December 19 to December 31 2019	Year Ended December 31 2019
Purchases of medical equipment from Ample Up Limited (“Ample”), an affiliate of Fosun, and Chindex Medical Limited, an affiliate of Fosun	2,770	882	16,865	67	16,932
Purchases of medical services from Shanghai Fuji Medical Equipment Co., Limited (“Fuji”), an affiliate of Fosun	—	1,006	1,746	75	1,821
Management consulting services from TPG and Fosun	3,715	3,637	3,797	—	3,797
Advances to senior executives(i)	14,000	14,705	—	63,405	63,405
Gain on disposal of CML(ii)	29,618	—	—	—	—
Purchases of medical services from Shanghai Fosun Medical System Co., Limited (“Fosun Medical”)			59	83	142
Management services to Shenzhen Sanjiu Hospital Co., Limited (“Sanjiu Hospital”)	—	—	—	148	148
Transaction bonus to senior executives	—	—	—	4,553	4,553
Transaction expense reimbursement to Fosun	—	—	—	34,977	34,977

(i)	Healthy Harmony provided interest bearing advances to senior executives. Amounts in 2017 and 2018 were fully repaid by senior executives upon the completion of the merger transaction. Amount due from senior executives at 31 December 2019 was a balance due from a senior executive, which was promptly paid back in January 2020.

(ii)	On 7 April 2017, Healthy Harmony disposed all of its 30% equity interests in CML to Ample, a subsidiary of Fosun, for cash consideration of RMB 263.6 million based on an independent valuation. On December 21, 2018, Healthy Harmony liquidated Chindex Medical Holdings, Ltd. (“CMH”), the holding company of CML.

For further details, please see Note 20 to our consolidated financial statements included elsewhere in this report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations, other than the proceeding described below. As of the date of this report, we are not involved in any material legal proceeding. We may become involved in material legal proceedings in the future as part of the ordinary course of our business.

Dividend Policy

We currently intend to retain any earnings for use in our business and do not intend, as of the date of this report, to pay cash dividends on our ordinary shares for the foreseeable future. Dividends, if any, on our outstanding ordinary shares will be proposed by our Board of Directors and subject to the approval of our shareholders. Even if our shareholders decide to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors and shareholders may deem relevant.

B.	Significant Changes

No significant change has occurred other than as described in this report since the date of our most recent audited financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

On July 3, 2018, NFC consummated its initial public offering (the “IPO”) of 28,750,000 units, with each unit consisting of one ordinary share and one-half of one redeemable warrant (the “public warrants”). NFC’s units, ordinary shares and warrants were listed on the New York Stock Exchange under the symbols, “NFC.U,” “NFC,” and “NFC WS,” respectively.

Upon consummation of the business combination, our ordinary shares and public warrants started trading on the New York Stock Exchange under the symbols “NFH” and “NFH WS,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

The New York Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Objects

Our Articles state that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Directors

Our Articles do not restrict a director’s power to vote in respect of any contract or transaction in which he or she is interested (provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote thereon), vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of the Company in order to serve as directors.

Ordinary shares

Holders of ordinary shares are entitled to receive ratable dividends when and if declared by our Board of Directors out of funds legally available therefor, subject to any rights of any outstanding series of preferred shares.

Upon our winding up, liquidation and dissolution and after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, holders of ordinary shares will be entitled to receive pro rata our remaining assets available for distribution.

The rights, powers and privileges of holders of our ordinary shares are subject to those of holders of any shares of our preferred shares or any other series or class of shares we may authorize and issue in the future.

Our ordinary shares are not subject to any sinking fund.  All of our issued shares are fully paid up and none of our shareholders are liable for further capital calls.  There are no provisions in the Articles that discriminate against any existing or prospective holder of our ordinary shares as a result of such shareholder owning a substantial number of shares.

Preferred Shares

Our Articles provide that preferred shares may be issued from time to time in one or more series. Our Board of Directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board of Directors will be able, without shareholder approval, to issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of the board to issue preferred shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred shares issued and outstanding at the date hereof. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future.

Voting and Election of Directors

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred shares, the holders of ordinary shares will possess all voting power for the election of our directors and all other matters requiring shareholder action and will at all times vote together as one class on all matters submitted to a vote of our shareholders. Holders of ordinary shares will be entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors. Holders of our ordinary shares will not have cumulative voting rights in the election of directors.

Preemptive or Other Rights

There will be no sinking fund or redemption provisions applicable to our ordinary shares.

Election of Directors

Our board consists of eight directors.  Each of our directors will have a term that expires at our annual general meeting of shareholders in 2020, or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. There will be no cumulative voting with respect to the election of directors, with the result that directors will be elected by a majority of the votes cast at an annual general meeting of NFH.

General Meetings

At least five clear days’ notice are required to be given of any general meeting, which notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting.  No business will be transacted at any general meeting unless a quorum is present. The holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ request, will be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present will be a quorum.

Annual General Meetings

Any annual general meeting will be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in October of each year at ten o’clock in the morning. At these meetings the report of the directors (if any) shall be presented. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

Extraordinary General Meetings

All general meetings other than annual general meetings are extraordinary general meetings. Shareholders holding not less than 10% in par value of the issued ordinary shares with voting rights can request, and the directors shall convene, extraordinary general meetings. Such shareholders’ request must state the objects of the meeting and must be signed by the requesting shareholders and deposited at the Registered Office.

If there are no directors as at the date of the deposit of the shareholders’ request or if the directors do not within twenty-one days from the date of such request duly proceed to convene a general meeting to be held within a further twenty-one days, the requesting shareholders, or any of them representing more than 50% of the total voting rights of all of the requesting shareholders, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

Our Articles do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company. Our Articles provide that the Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Cayman Islands Companies Law (2018 Revision)) upon such terms as our directors may determine and (to the extent required by the Cayman Islands Companies Law (2018 Revision)) with the approval of a Special Resolution.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the Cayman Islands Companies Law (2018 Revision) and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Cayman Islands Companies Law (2018 Revision).

C.	Material Contracts

Irrevocable Proxies

In connection with the Closing, the Sponsor entered into irrevocable proxies (the “Irrevocable Proxies”) with certain shareholders, including New Frontier Group Ltd. (“NFG”) and entities affiliated with Messrs. Wu and Leung, pursuant to which each such shareholder agreed to grant an irrevocable proxy to the Sponsor to exercise all voting rights attaching to any ordinary shares held by such shareholders at all shareholder meetings of NFH.

Pursuant to the Irrevocable Proxies, such shareholders will have the right to transfer the ordinary shares held by such shareholders, and such transferred ordinary shares will continue to be subject to the Irrevocable Proxies only if the transferee is an affiliate of the transferring shareholder. The Irrevocable Proxies will terminate upon the Sponsor ceasing to hold any shares in NFH.

Nan Fung Letter Agreement

In connection with the Closing, on December 17, 2019, the Sponsor entered into a letter agreement (the “Nan Fung Letter Agreement”) with Nan Fung Group (“Nan Fung”), pursuant to which Nan Fung agreed to, at any shareholder meeting of NFH, (a) through voting proxies to be given by Nan Fung or otherwise, vote, or cause to be voted, all of the ordinary shares directly or indirectly owned or controlled by Nan Fung or its affiliates or over which Nan Fung or any of its affiliates has voting power to elect each and every person who is nominated by the Sponsor or whom is voted in favor of by the Sponsor (each, a “Relevant Nominee”) to serve as a director of NFH, and (b) not initiate, solicit or support any proxy process or contest to voting against, remove or replace any Relevant Nominee or take any similar action. The Nan Fung Letter Agreement will terminate upon the earlier of (a) the second anniversary of the Closing, (b) the mutual consent of the Sponsor and Nan Fung, and (c) the date on which Nan Fung and its affiliates cease to hold any ordinary shares.

Director Support Letter Agreements

In connection with the Closing, on December 17, 2019, the Sponsor entered into letter agreements (the “Director Support Letter Agreements”) with certain shareholders, pursuant to which such shareholders agreed to, at any shareholder meeting of NFH, (a) vote all of the ordinary shares directly or indirectly owned or controlled by such shareholder or its affiliates or over which such shareholder or any of its affiliates has voting power, through voting proxies given by any other shareholder of NFH or otherwise, to elect each and every Relevant Nominee to serve as a director of NFH, and (b) not initiate, solicit or support any proxy process or contest to voting against, remove or replace any Relevant Nominee or take any similar action. Each Director Support Letter Agreement shall become effective upon the Closing and terminate upon the earlier of (a) the mutual consent of the Sponsor and the relevant shareholder, (b) the date on which the relevant shareholder and its affiliates cease to hold any ordinary shares and (c) the date on which Mr. Antony Leung ceases to serve as the chairman of NFG and Mr. Carl Wu ceases to serve as the chief executive officer of NFG.

Senior Secured Term Loan

In order to finance a portion of the purchase price in connection with the business combination and in connection with the Closing, NF Unicorn Chindex Holding Limited (the “Borrower”), a wholly owned indirect subsidiary of NFC, entered into a senior secured credit facility as of December 9, 2019 with China Merchants Bank Co., Ltd., New York Branch and Shanghai Pudong Development Bank Putuo Sub-Branch (上海浦东发展银行普陀支行) (“SPDB”) as arrangers and original lenders, and SPDB as agent and security agent (the “Senior Secured Term Facilities Agreement”), pursuant to which the original lenders provided a seven-year senior secured credit facility to the Borrower in an aggregate principal amount equal to RMB 2,094,600,000 (i.e., the RMB equivalent of $300,000,000) (the “Senior Secured Term Loan”).

The Senior Secured Term Loan is denominated and was funded in offshore RMB into a free trade non-resident account of the Borrower opened with SPDB. Given that substantially all of UFH’s revenue and expenses are denominated in RMB, the Senior Secured Term Loan will not create currency exposure for the post-business combination company.

The Senior Secured Term Loan is subject to amortization commencing from 12 months after the utilization date of the Senior Secured Term Loan (i.e., December 17, 2019). The interest rate for the Senior Secured Term Loan is set at 100.00 per cent. of the applicable PBOC benchmark annual interest rate for loans denominated in RMB and with tenors of over five years, subject to annual adjustments to reflect the PBOC benchmark annual interest rate applicable as of January 1 each calendar year. As of the date of the Senior Secured Term Facilities Agreement, the interest rate was 4.90 per cent. per annum. The Borrower shall also pay the lenders under the Senior Secured Term Loan an arrangement fee at the rate of 1.3 per cent. per annum accruing on the lenders’ participation in the Senior Secured Term Loan (subject to adjustment pursuant to the relevant terms set forth in the Senior Secured Term Facilities Agreement).

Under the Senior Secured Term Facilities Agreement, the lenders will benefit from, among others things, the guarantee and security set out in the Senior Secured Term Facilities Agreement, including, on and from the Closing Date, guarantee and security to be provided by certain subsidiaries of UFH after the Closing.

The Senior Secured Term Facilities Agreement also contains certain mandatory prepayment requirements, which will require the Borrower to prepay all or a portion of the Senior Secured Term Loan upon occurrence of illegality, change of control, total sale, or upon receipt of proceeds from disposal, recovery, insurance claims, excess cash flow and Intra-Group Foreign Debt Repayment Proceeds (as defined in the Senior Secured Term Facilities Agreement).

The Senior Secured Term Facilities Agreement also incorporated certain representations and warranties (including, among other things, status, binding obligations, non-conflict with other obligations, power and authority, authorizations, governing law and enforcement, insolvency, no filing or stamp duty, no default, information package, accounts, disputes, compliance with laws, environmental laws, taxation, security, financial indebtedness and guarantee, good title to assets, legal and beneficial ownership, shares, intellectual property, group structure, pari passu ranking, acquisition documents, holding companies, ranking of security, deduction of tax, sanctions and anti-money laundering and anti-corruption), financial covenants (including a semi-annual net leverage ratio test), information undertakings (including, amongst others, delivery of annual audited consolidated financial statements and semi-annual unaudited consolidated financial statements) and other general undertakings (including, amongst others, authorizations, compliance with laws, taxes, mergers, change of business, acquisitions, joint ventures, preservation of assets, pari passu, negative pledge, disposals, arm’s length basis, loans, credit or guarantees, dividends and other restricted payments, financial indebtedness, acquisition documents and constitutional documents, insurances, holding companies, share capital, treasury transactions, sanctions/AML/anti-corruption, intellectual property, environmental compliance, general restrictions, cash account and cash pooling arrangements), in each case, subject to materiality, qualifications, baskets and other customary exceptions set forth in the Senior Secured Term Facilities Agreement.

For the purpose of credit protection, the Senior Secured Term Facilities Agreement also provided for certain events of default which may lead to an acceleration of the Senior Secured Term Loan and early repayment of the Senior Secured Term Loan (together with all accrued interests) at the option of the majority lenders and the acceleration of the Senior Secured Term Loan may lead to an enforcement of the relevant security granted in connection with the Senior Term Loan.

Other Material Contracts

Information concerning the Company’s material contracts governing the business of the Company is included elsewhere in this report or in the information incorporated by reference herein.

D.	Exchange Controls

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E.	Taxation

The following is a summary of the material Cayman Islands and U.S. tax consequences of acquiring, owning and disposing of securities.

The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of ordinary shares and public warrants by U.S. holders and non-U.S. holders (each as defined below). This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings of the IRS and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion is for general purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to holders as a result of the ownership and disposition of ordinary shares and public warrants. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, it is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S., tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the business combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This discussion is limited to U.S. federal income tax considerations relevant to U.S. holders and non-U.S. holders that hold any ordinary shares and public warrants, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	an anchor investor;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding ordinary shares or public warrants, as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more (by vote or value) of the equity of NFH;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person required to accelerate the recognition of any item of gross income with respect to public shares, ordinary shares or public warrants as a result of such income being recognized on an applicable financial statement; or

•	a U.S. holder whose “functional currency” is not the U.S. dollar.

For the purposes of this discussion, the term “U.S. holder” means a beneficial owner of ordinary shares or public warrants, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

 For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of ordinary shares or public warrants, that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds ordinary shares or public warrants, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of the ownership and disposition of ordinary shares and public warrants.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF NFH PUBLIC SHARES AND PUBLIC WARRANTS. HOLDERS OF ORDINARY SHARES OR PUBLIC WARRANTS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND PUBLIC WARRANTS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares or Public Warrants

The following is a discussion of certain U.S. federal income tax consequences of the ownership and disposition of ordinary shares or public warrants.

U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of any distributions on ordinary shares will be taxable as dividends from foreign sources to the extent paid out of NFH’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any such dividends paid to corporate U.S. holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code. To the extent that the amount of any distribution exceeds NFH’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ordinary shares, and to the extent the amount of the distribution exceeds the U.S. holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange, as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Public Warrants.” We do not, however, expect NFH to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ordinary shares, which are listed on the NYSE, are readily tradable on an established securities market in the United States. There can be no assurance, however, that ordinary shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of NFH’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular circumstances. NFH will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Status.”

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Public Warrants

Subject to the discussion below under “— Passive Foreign Investment Company Status”, a U.S. holder generally will recognize capital gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares or public warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares or warrants. Any such capital gain or loss recognized by a U.S. holder on a taxable disposition of ordinary shares or public warrants generally will be long-term capital gain or loss if the holder’s holding period in such shares or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale, exchange or other taxable disposition of ordinary shares or public warrants generally will be treated as U.S. source gain or loss.

Exercise or Lapse of a Public Warrant

Subject to the discussion below under “— Passive Foreign Investment Company Status” and except as discussed below with respect to the cashless exercise of a warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of public shares on the exercise of a public warrant for cash. A U.S. holder’s tax basis in public shares received upon exercise of the public warrant generally will equal the sum of the U.S. holder’s initial investment in the public warrant and the exercise price. It is unclear whether a U.S. holder’s holding period for the public shares will commence on the date of exercise of the public warrant or the day following the date of exercise of the public warrant; in either case, the holding period will not include the period during which the U.S. holder held the public warrant. If a public warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the public warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s tax basis in the public shares received generally would equal the U.S. holder’s tax basis in the public warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. holder’s holding period for the public shares will commence on the date of exercise of the public warrants or the day following the date of exercise of the public warrants. If the cashless exercise were treated as a recapitalization, the holding period of the public shares would include the holding period of the public warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder may be deemed to have surrendered public warrants with an aggregate fair market value equal to the exercise price for the total number of public warrants to be exercised. The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the public warrants deemed surrendered and the U.S. holder’s tax basis in such warrants. In this case, a U.S. holder’s tax basis in the public shares received would equal the sum of the U.S. holder’s initial investment in the public warrants exercised and the exercise price of such warrants. It is unclear whether a U.S. holder’s holding period for the public share would commence on the date of exercise of the public warrant or the day following the date of exercise of the public warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Possible Constructive Distributions

The terms of each public warrant provide for an adjustment to the number of public shares for which the public warrant may be exercised or to the exercise price of the public warrant in certain events, as discussed in this report. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the public warrants may, however, be treated as receiving a constructive distribution from NFH if the adjustment increases the public warrant holders’ proportionate interest in NFH’s assets or earnings and profits, for example through an increase in the number of ordinary shares that would be obtained upon exercise as a result of a distribution of cash to the holders of ordinary shares which is taxable to the U.S. holders of such ordinary shares as described under “— Distributions on Ordinary Shares” above. Thus, in the event of a constructive distribution, U.S. holders of the public warrants may recognize income even though they would not receive any cash or property.

Passive Foreign Investment Company Status

Since the closing of the business combination occurred before December 31, 2019, based on the projected composition of NFC’s income and assets, and the projected income of NFH and the projected valuation of NFH’s assets, including goodwill, NFH believes that it may not be a PFIC for 2019, although as discussed below, there is a significant risk that NFH will be a PFIC for its 2019 year. However, there is a significant risk that NFH will be treated as a PFIC for 2019.

In general, a corporation will be a PFIC for any taxable year in which:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of its assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If NFH owns at least 25% (by value) of the stock of another corporation, for purposes of the PFIC determination, it will be treated as owning a proportionate share of the other corporation’s assets and receiving a proportionate share of the other corporation’s income.

There is a significant risk that after the business combination, NFH may be a PFIC for its 2019 fiscal year under the asset or income test particularly given the close proximity in time of the business combination to the end of NFH’s 2019 fiscal year and the amount of the passive income and assets of NFC prior to the business combination. NFH’s actual PFIC status for 2019 or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to NFH’s status as a PFIC for the current taxable year or any future taxable year.

The determination of whether NFC or NFH is a PFIC is made annually. Accordingly, it is possible that after the business combination NFH’s PFIC status may change due to changes in its asset or income composition. Because NFH will value its goodwill based on the market value of its ordinary shares, a decrease in the price of ordinary shares may also result in NFH becoming a PFIC. If NFC or NFH is a PFIC for any taxable year, shareholders will be subject to special tax rules discussed below.

If NFC or NFH is a PFIC for any taxable year during which a U.S. holder holds ordinary shares and such holder does not make a timely mark-to-market election, as described below, such holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holding period for the ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which NFC or NFH is a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If NFC or NFH is a PFIC for any taxable year during which a U.S. holder holds public warrants, under proposed U.S. Treasury regulations, the public warrants will be considered options to acquire stock of a PFIC, the disposition of which will generally be subject to the special tax rules described herein.

Although the determination of whether NFC or NFH is a PFIC is made annually, if NFC or NFH is a PFIC for any taxable year during which a U.S. holder holds public shares, ordinary shares or public warrants, such holder will generally be subject to the special tax rules described above for that year and for each subsequent year in which the U.S. holder holds ordinary shares or public warrants (even if NFH does not qualify as a PFIC in such subsequent years). However, if NFH ceases to be a PFIC, shareholders can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if the ordinary shares or public warrants had been sold on the last day of the last taxable year during which NFH was a PFIC. Holders of ordinary shares or public warrants are urged to consult their own tax advisors about this election.

In lieu of being subject to the special tax rules discussed above, U.S. holders may make a mark-to-market election with respect to ordinary shares provided such ordinary shares are treated as “marketable stock.” The ordinary shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). It is intended that the ordinary shares will be listed on the NYSE, which is a qualified exchange, but no assurance can be given that the ordinary shares will be “regularly traded” for purposes of the mark-to-market election. In addition, given the fact that the public warrants will not qualify as “marketable stock”, holders of public warrants will not be eligible to make a market-to-market election in respect of their ownership of public warrants.

If a U.S. holder makes an effective mark-to-market election, for each taxable year that NFH is a PFIC, such holder will include as ordinary income the excess of the fair market value of the ordinary shares at the end of the year over its adjusted tax basis in the ordinary shares. U.S. holders will be entitled to deduct as an ordinary loss in each such year the excess of their adjusted tax basis in the ordinary shares over the fair market value of the ordinary shares at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of ordinary shares in a year that NFH is a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. Holders of ordinary shares are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, the special tax rules described above can sometimes be avoided by shareholders that elect to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to U.S. holders of ordinary shares because NFH does not intend to comply with the requirements necessary to permit U.S. holders to make this election after the business combination.

If NFH is a PFIC for any taxable year and any of its non-U.S. subsidiaries is also a PFIC, U.S. holders will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. holders are urged to consult their tax advisors about the application of the PFIC rules to any subsidiaries of NFH.

U.S. holders who hold ordinary shares in any year in which NFH is classified as a PFIC will generally be required to file IRS Form 8621. U.S. holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding ordinary shares if NFH is considered a PFIC in any taxable year.

Non-U.S. Holders

In general, a non-U.S. holder of ordinary shares or public warrants will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on ordinary shares (including any constructive dividends as discussed above “— U.S. Holders — Possible Constructive Distributions”) or any gain recognized on a sale or other disposition of ordinary shares or public warrants unless:

•	the dividend or gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	in the case of gain only, such non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the dividend or gain in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a corporation, the dividend or gain may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of such non-U.S. holder’s effectively connected earnings and profits for the taxable year, as adjusted for certain items. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a warrant, or the lapse of a warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “— U.S. Holders — Exercise or Lapse of a Public Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of ordinary shares and public warrants.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. holders of ordinary shares (including any constructive dividends as discussed above under “— U.S. Holders — Possible Constructive Distributions”), and the proceeds received by U.S. holders on the redemption of public shares or the sale or other disposition of ordinary shares or public warrants effected in the United States or through certain U.S.-related financial intermediaries, in each case other than with respect to U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. holder’s broker) or a certification that such holder is not subject to backup withholding.

Certain U.S. holders holding ordinary shares or public warrants with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to the ordinary shares or public warrants, subject to certain exceptions (including an exception for ordinary shares or public warrants held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ordinary shares or public warrants. Such U.S. holders should consult their tax advisors regarding information reporting requirements relating to their ownership of ordinary shares or public warrants.

For a non-U.S. holder, dividends paid with respect to ordinary shares (including any constructive dividends as discussed above under “— U.S. Holders — Possible Constructive Distributions”) and proceeds from the redemption of public shares or the sale or other disposition of ordinary shares or public warrants effected in the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holders furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands Law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of our Class A ordinary shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Law, the Financial Secretary undertakes with New Frontier Corporation (“the Company”):

1.	That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of the shares, debentures or other obligations of the Company; or 2.2 by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of twenty years from the date hereof.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC, which you may inspect and copy at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. You may also access information about the Company through our corporate website www.nfh.com.cn. The information contained in both websites is not incorporated by reference into this report.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

A.	Quantitative and Qualitative Disclosure about Market Risk

Our Board of Directors has overall responsibility for establishing and monitoring our risk management objectives and policies. While it retains ultimate responsibility for risk management, it has delegated the day to day monitoring to the executive management team to design and operate processes that ensure effective implementation of the risk management objectives and policies, with periodic reports to the board. Our audit committee will also review the risk management policies and processes, and report findings to the board. The overall objective of the board is to set policies that seek to reduce risk as far as possible without unduly affecting our competitiveness and flexibility. We do not use market risk-sensitive instruments for trading or speculative purposes.

The risks and methods for managing the risks are reviewed regularly, in order to reflect changes in market conditions and our activities. Through training, management standards and procedures, we aim to develop a disciplined and constructive control environment in which all our employees understand their roles and obligations. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

B.	Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Foreign currency exchange risk arises when we enter into transactions denominated in a currency other than our functional currency. We generate 100% of our revenue and incur approximately 99% of our expenses in RMB within China, however, a portion of our earnings are typically transferred from China and converted into U.S. dollars or other currencies to pay certain of these expenses, including to service our offshore debt financing (which is denominated in RMB). RMB are not freely traded and is closely controlled by the Chinese government. The U.S. dollar is freely traded and has recently experienced volatility in world markets. During the year ended December 31, 2019, the RMB depreciated approximately 1.6% against the USD, resulting in net exchange rate losses to us of RMB 15,761,000.

As part of our risk management program, we perform sensitivity analyses to assess potential changes in revenue, operating results, cash flows and financial position relating to hypothetical movements in currency exchange rates. Our sensitivity analysis of changes in the fair value of the RMB to the USD at December 31, 2019 indicated that if the RMB increased or decreased in value by 1% relative to the USD, with all other variables held constant, our pre-tax profit/loss for the year ended December 31, 2019 would have been RMB 13,748,000 lower or higher, respectively.

According to China’s National Bureau of Statistics, for the years ended December 31, 2017, 2018, 2019, the consumer price index in China, was 1.6%, 2.1% and 2.9%, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in these years.

We also periodically evaluate the convenience of using derivatives and other financial instruments to hedge our foreign exchange rate exposure, with the objective of maximizing and preserving the substantial U.S. dollar denomination of our cash flows, when possible. We did not have any exchange rate related financial instruments in place as of December 31, 2019.

C.	Interest rate risk

Our exposure to the risk of changes in market interest rates relates primarily to our bank borrowings with floating interest rates. Management closely monitors the fluctuation of such rates periodically.

For additional information, please see note 27 to our consolidated financial statements included elsewhere in this report.

D.	Credit risk

Credit risk mainly arises from cash and cash equivalents, restricted cash and trade receivables. We maintain all our cash and cash equivalents and restricted cash in banks and financial institutions with good credit ratings and no recent history of default. Therefore, there is no significant credit risk on such assets being exposed to losses.

For additional information, please see note 27 to our consolidated financial statements included elsewhere in this report.

E.	Liquidity risk

Cash flow forecasting is performed in the operating entities of the company in and aggregated by our finance. Our finance monitors rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs while maintaining sufficient headroom at all times so that we do not breach borrowing limits or covenants (where applicable) on any of our borrowing facilities. Such forecasting takes into consideration our debt financing plans, and covenant compliance.

For additional information, please see note 27 to our consolidated financial statements included elsewhere in this report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

Not applicable.

B.	Arrears and Delinquencies

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2019. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Consistent with the guidance contained in Section 215.02 of the SEC’s Regulation S-K Compliance and Disclosure Interpretations, we excluded management’s report on internal control over financial reporting from this report on Form 20-F because (i) we recently (on December 18, 2019) consummated the business combination, in which NFC (a non-operating public shell company) acquired Healthy Harmony (a private operating company) and HH GP (collectively, UFH), (ii) it was not possible for management to conduct an assessment of the internal control over financial reporting of UFH between the consummation date of the business combination and December 31, 2019 and (iii) the pre-consummation operating assets, operating liabilities and operations of NFC are insignificant by comparison to those of the Company on a consolidated basis.

Management will include its report on internal control over financial reporting beginning with its Annual Report on Form 20-F for the fiscal year ending December 31, 2020.

Internal Control Over Financial Reporting

UFH was a private company from 2014 through the closing of the Business Combination, and as such, required fewer financial reporting personnel than public companies who must comply with additional SEC regulatory requirements, such as Section 404 of the Sarbanes-Oxley Act (“Section 404”), as well as the added requirements of a complete system of internal control over financial reporting required by the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The standards required for a public company under Section 404 and COSO are significantly more stringent than those that were required of UFH when it was a privately-held company. Therefore, our management and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2019. The material weakness identified is the Company’s lack of sufficient financial reporting personnel with requisite knowledge and experience in application of SEC rules.

We are still in the process of implementing a number of measures to address this material weakness, including: (i) hiring additional financial reporting personnel with SEC reporting experience, (ii) expanding the capabilities of existing financial reporting personnel through continuous training and education in the reporting requirements under SEC rules and regulations, (iii) developing, communicating and implementing an SEC reporting manual for our financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of the Company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors – Risks Relating to Our Business –we fail to implement and maintain an effective system of internal controls over financial reporting to remediate our material weakness, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected”.

C.	Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Frederick Ma Si-hang is an “audit committee financial expert” as defined by the SEC item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the NYSE corporate governance standards and Rule 10A-3 under the Exchange Act.

Item 16B.	Code of Ethics

New Frontier Health Corporation has adopted a Code of Ethics applicable to New Frontier Health Corporation’s directors, executive officers and employees. The Code of Ethics codifies the business and ethical principles that govern all aspects of New Frontier Health Corporation’ business. A copy of the Code of Ethics will be provided without charge upon written request to New Frontier Health Corporation in writing to the Company’s General Counsel at 10 Jiuxianqiao Road, Hengtong Business Park, B7 Building, 1/F, Chaoyang District, 100015, Beijing, China. New Frontier Health Corporation intends to disclose any amendments to or waivers of certain provisions of New Frontier Health Corporation’ Code of Ethics in a Current Report on Form 6 K (as required) or on New Frontier Health Corporation’s website.

Item 16C.	Principal Accountant Fees and Services

The information provided in Item 14 of NFC’s annual report on Form 10-K, filed on April 1, 2019 for the period from March 28, 2018 (date of inception) through December 31, 2018 is incorporated by reference herein.

Ernst & Young Hua Ming LLP (“EY Hua Ming”) have acted as our principal accountants for the year ended December 31, 2019. The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by EY Hua Ming for the period indicated. We did not pay any other fees to our principal accountants during the period indicated below.

RMB (in thousands)	For the year ended December 31, 2019
Audit Fees(1)	$3,600
Audit-Related Fees(2)	1,100
Tax Fees(3)	910
Total	$5,610

(1) Audit Fees. “Audit Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the audit of our consolidated financial statements and assistance with and review of documents filed with the SEC.

(2) Audit-Related Fees. “Audit-Related Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the assurance and related services, which are not included under “Audit Fees” above.

(3) Tax Fees. “Tax Fees” represent the aggregate fees billed for professional tax services rendered by our principal accountants.

Pre-approval Policies

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor must be approved by the audit committee in advance, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

No exemptions from the listing standards for our audit committee.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

On December 17, 2019, in connection with the consummation of the business combination, the board of directors approved the dismissal of WithumSmith+Brown, PC (“Withum”) as the Company’s independent registered public accounting firm and the engagement of Ernst & Young Hua Ming LLP (“EY Hua Ming”), Healthy Harmony’s auditors, as the Company’s independent registered public accounting firm, effective upon the Closing on December 18, 2019.

The reports of Withum on the Company’s balance sheet as of December 31, 2018 and the related statements of operations, cash flows and changes in shareholders’ equity for the period from March 28, 2018 (date of inception) to December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the period from March 28, 2018 (date of inception) to December 31, 2018 and the subsequent interim period through December 18, 2019, there were no disagreements between the Company and Withum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Withum, would have caused it to make reference to the subject matter of the disagreements in its reports on the Company’s financial statements for such periods. During the period from March 28, 2018 (date of inception) to December 31, 2018 and the subsequent interim period through December 18, 2019, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided Withum with a copy of the foregoing disclosures and Withum has furnished the Company with a letter addressed to the SEC stating it agrees with the statements made by us set forth above.

During the period from March 28, 2018 (date of inception) to December 31, 2018 and the subsequent interim period through December 18, 2019, neither we, nor anyone on our behalf consulted with EY Hua Ming, on behalf of us, regarding the application of accounting principles to a specified transaction (either completed or proposed), or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that EY Hua Ming concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

Item 16G.	Corporate Governance

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. For example, we are not required to:

•	have a majority of the board be independent;

•	have regularly scheduled executive sessions with only non-management directors;

•	have a fully independent nominating and corporate governance committee;

•	have at least one executive session of solely independent directors each year; or

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

We have elected to follow home country practice with respect to the above. Other than these practices, there have been no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the requirements of NYSE rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see page F-1.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum of Association and Articles of Association of New Frontier Health Corporation (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Form 8-A, filed with the SEC on December 20, 2019).

2.1	Facilities Agreement, dated December 9, 2019, by and among NF Unicorn Chindex Holding Limited, China Merchants Bank Co., Ltd., New York Branch and Shanghai Pudong Development Bank Putuo Sub-Branch Shang.

2.2	Warrant Agreement, dated June 27, 2018, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1. to the Company’s Current Report on Form 8-K (File No. 001-38562), filed with the SEC on July 3, 2018).

2.3	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Form 8-A, filed with the SEC on December 20, 2019).

2.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s Form 8-A, filed with the SEC on December 20, 2019).

2.5*	Description of Securities.

4.1	Letter Agreement, dated June 27, 2018, by and among the Company, its executive officers, its directors and New Frontier Public Holding Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38562), filed with the SEC on July 3, 2018).

4.2	Registration Rights Agreement, dated June 27, 2018, by and between the Company and New Frontier Public Holding Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-38562), filed with the SEC on July 3, 2018).

4.3	Form of Forward Purchase Agreement, dated as of June 4, 2018, between the Registrant, New Frontier Public Holding Ltd. and the party listed on the signature page thereto (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1/A (File No. 333-225421), filed with the SEC on June 20, 2018).

4.4	Transaction Agreement, dated as of July 30, 2019, by and among the Company, NFC Buyer Sub, Healthy Harmony, HH GP and the Sellers (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).

4.5	Founder Reinvestment Agreement, dated as of July 30, 2019, by and among NFC and the Lipson Parties (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).

4.6	Amendment No. 1 to Founder Reinvestment Agreement, dated as of December 17, 2019, by and among NFC and the Lipson Parties (incorporated by reference to Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).

4.7	Employment Agreement, dated as of December 17, 2019, by and between the Company and Roberta Lipson (incorporated by reference to Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).

4.8	Registration Rights Agreement, dated as of December 17, 2019, by and among the Company, Roberta Lipson and the other parties thereto (incorporated by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).

4.9	Form of Management Reinvestment Agreement, by and among the Company, Healthy Harmony Holdings, L.P. and the Management Sellers party thereto (incorporated by reference to Annex Z of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).

4.10	Fosun Rollover Agreement, dated as of July 30, 2019, by and between the Company and Fosun Industrial Co., Limited, (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).

4.11	Fosun Director Nomination Agreement, dated as of December 18, 2019, by and among the Company, New Frontier Public Holding Ltd. and Fosun Industrial Co., Limited (incorporated by reference to Exhibit 4.11 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).

4.12	Vivo Director Nomination Agreement, dated as of December 17, 2019, by and among the Company, New Frontier Public Holding Ltd. and Vivo Capital Fund IX (Cayman), L.P. (incorporated by reference to Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).

4.13	Agreement, dated as of July 30, 2019, by and among Vivo Capital Fund IX (Cayman), L.P., New Frontier Public Holding Ltd., the Company, Antony Leung and Carl Wu (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).

4.14

Form of Subscription Agreement, by and between the Company and certain institutions and accredited investors (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).

4.15

Form of Director Nomination Agreement, by and among the Company, New Frontier Public Holding Ltd. and the shareholders party thereto (incorporated by reference to Annex O of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).

4.16

Form of Irrevocable Proxy, by and between New Frontier Public Holding Ltd. and the shareholder party thereto (incorporated by reference to Annex R of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).

4.17

Letter Agreement, dated as of December 17, 2019, by and between New Frontier Public Holding Ltd. and the other parties thereto (incorporated by reference to Annex S of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).

4.18	New Frontier Health Corporation 2019 Omnibus Incentive Plan (incorporated by reference to Annex E of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).

12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer

13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

15.1	Letter from WithumSmith+Brown, PC, dated January 24, 2020 regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 16.1 to the Company’s Registration Statement on Form F-1 (File No. 333-236079), filed with the SEC on January 24, 2020.

101	Interactive Data Files (XBRL — Related Documents)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2020	NEW FRONTIER HEALTH CORPORATION CORP.

	By:	/s/ Roberta Lipson
Name: Roberta Lipson
Title: Chief Executive Officer

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of New Frontier Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of New Frontier Health Corporation and its subsidiaries (the “Company” or ”Successor”) as of 31 December 2019 and of Healthy Harmony Holdings, L.P. and its subsidiaries (the “Predecessor”) as of 31 December 2018, the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity and cash flows for the period from 19 December 2019 to 31 December 2019 (Successor), for the period from 1 January 2019 to 18 December 2019 (Predecessor) and for each of the two years in the period ended 31 December 2018 (Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Successor at 31 December 2019, and the results of its operations and its cash flows for the period from 19 December 2019 to 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Further, in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Predecessor at 31 December 2018, and the results of its operations and its cash flows for the period from 1 January 2019 to 18 December 2019 and for each of the two years in the period ended 31 December 2018, in conformity with IFRS.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases on 1 January 2019.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2014.

Beijing, the People’s Republic of China

31 March 2020

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”), except for number of shares and per share data)

	Notes	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
		Successor (NFH)	Predecessor (HHH)

Revenue	5	80,035	2,369,167	2,058,779	1,827,880

Operating expenses
Salaries, wages and benefits	6	(79,215)	(1,346,478)	(1,187,738)	(1,040,405)
Supplies and purchased medical services		(18,241)	(381,954)	(303,579)	(236,557)
Depreciation and amortization	10,11,12	(14,931)	(329,453)	(138,639)	(115,908)
Lease and rental expenses	12	(739)	(13,167)	(201,670)	(151,222)
Impairment of trade receivables	15	(528)	(6,512)	(16,329)	(16,571)
Other operating expenses		(165,776)	(308,005)	(287,128)	(223,575)
Loss from operations		(199,395)	(16,402)	(76,304)	43,642

Other income and expenses
Finance income	7	779	2,127	2,543	1,862
Finance costs	7	(29,503)	(132,730)	(19,420)	(13,408)
Foreign exchange (losses)/gains		(2,641)	(13,120)	(34,190)	12,856
Gain on disposal of an associate		-	-	-	29,618
Liquidation of a foreign operation		-	-	26,429	-
Other (loss)/income, net		(5,798)	171	6,645	(6,214)
(Loss)/income before income tax		(236,558)	(159,954)	(94,297)	68,356

Income tax benefit/(expense)	8	6,261	(68,424)	(59,749)	(66,765)
(Loss)/income for the period		(230,297)	(228,378)	(154,046)	1,591

Attributable to:
Equity holders of the parent		(228,905)	(200,441)	(129,998)	13,159
Non-controlling interests		(1,392)	(27,937)	(24,048)	(11,568)
		(230,297)	(228,378)	(154,046)	1,591

Loss per share attributed to ordinary equity holders of the parent	9
Basic		(1.74)
Diluted		(1.74)

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), except for number of shares and per share data)

	Notes	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
		Successor (NFH)	Predecessor (HHH)

(Loss)/income for the period		(230,297)	(228,378)	(154,046)	1,591

Other comprehensive income/(loss)

Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations		1,909	7,934	24,270	(4,008)
Liquidation of a foreign operation		-	-	(26,429)	-

Other comprehensive income/(loss) for the period, net of tax		1,909	7,934	(2,159)	(4,008)

Total comprehensive loss for the period		(228,388)	(220,444)	(156,205)	(2,417)

Attributable to:
Equity holders of the parent		(226,996)	(192,507)	(132,157)	9,151
Non-controlling interests		(1,392)	(27,937)	(24,048)	(11,568)
		(228,388)	(220,444)	(156,205)	(2,417)

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of Renminbi (“RMB”), except for number of shares or limited partnership interest units, and per share or unit data)

	Notes	31 December 2019	31 December 2018
		Successor (NFH)	Predecessor (HHH)

NON-CURRENTS ASSETS
Property and equipment	10	1,962,781	1,894,925
Goodwill	13	6,056,253	1,121,138
Intangible assets	11	2,584,893	1,092,913
Right-of-use assets	12	1,773,007	-
Deferred tax assets	19	59,001	55,732
Restricted cash	16	350	350
Other non-current assets		106,121	77,444
Total non-current assets		12,542,406	4,242,502

CURRENT ASSETS
Inventories	14	56,592	57,310
Trade receivables	15	215,376	181,127
Amounts due from related parties	20	66,923	32,670
Prepayments and other current assets		38,323	35,968
Restricted cash	16	376,715	26,272
Cash and cash equivalents	16	1,353,300	596,613
Total current assets		2,107,229	929,960

Total assets		14,649,635	5,172,462

CURRENT LIABILITIES
Trade payables		99,082	76,107
Contract liabilities	5	270,196	262,733
Accrued expenses and other current liabilities	17	882,158	750,230
Amounts due to related parties	20	4,045	2,541
Tax payable		15,278	21,194
Lease liabilities	12	90,521	-
Interest-bearing bank borrowings	18	400,325	20,205
Total current liabilities		1,761,605	1,133,010

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), except for number of shares or limited partnership interest units, and per share or unit data)

	Notes	31 December 2019	31 December 2018
		Successor (NFH)	Predecessor (HHH)

NET CURRENT ASSETS/(LIABILITIES)		345,624	(203,050)

TOTAL ASSETS LESS CURRENT LIABILITIES		12,888,030	4,039,452

NON-CURRENT LIABILITIES
Interest-bearing bank borrowings	18	2,060,933	387,387
Contract liabilities	5	67,873	39,086
Deferred tax liabilities	19	681,715	264,698
Lease liabilities	12	1,661,182	-
Other non-current liabilities		9,358	8,633
Total non-current liabilities		4,481,061	699,804

Net assets		8,406,969	3,339,648

EQUITY
Equity attributable to equity holders of the parent
Successor preference shares (US$0.0001 par value; 10,000,000 shares authorized; none issued and outstanding at 31 December 2019)		-	-
Successor ordinary shares (US$0.0001 par value; 490,000,000 shares authorized; 131,356,980 shares issued, fully paid and outstanding at 31 December 2019)	21	91	-
Predecessor limited partnership interests (US$1.00 par value; 24,444,862 units issued, fully paid and outstanding at 31 December 2018)		-	150,550
Capital surplus		8,430,405	3,485,320
Foreign currency translation reserves		6,302	68,397
Accumulated deficit		(265,618)	(396,235)
		8,171,180	3,308,032
Non-controlling interests		235,789	31,616

Total equity		8,406,969	3,339,648

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”), except for number of shares)

	Attributable to equity holders of the parent
Successor (NFH)	Ordinary shares		Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	Shares	Amount
At 19 December 2019	131,356,980	91	8,419,891	4,393	(36,713)	8,387,662	237,181	8,624,843
Loss for the period	-	-	-	-	(228,905)	(228,905)	(1,392)	(230,297)
Other comprehensive income for the period:
Exchange differences related to foreign operations	-	-	-	1,909	-	1,909	-	1,909
Total comprehensive income/(loss) for the period	-	-	-	1,909	(228,905)	(226,996)	(1,392)	(228,388)
Recognition of share-based compensation expenses (Note 6, 22)	-	-	10,514	-	-	10,514	-	10,514
At 31 December 2019	131,356,980	91	8,430,405	6,302	(265,618)	8,171,180	235,789	8,406,969

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), except for number of limited partnership interest units)

	Attributable to equity holders of the parent
Predecessor (HHH)	Limited partnership interests		Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	Units	Amount
At 1 January 2019	24,444,862	150,550	3,485,320	68,397	(396,235)	3,308,032	31,616	3,339,648
Loss for the period	-	-	-	-	(200,441)	(200,441)	(27,937)	(228,378)
Other comprehensive income for the period:
Exchange differences related to foreign operations	-	-	-	7,934	-	7,934	-	7,934
Total comprehensive income/(loss) for the period	-	-	-	7,934	(200,441)	(192,507)	(27,937)	(220,444)
Recognition of share-based compensation expenses (Notes 6, 22)	-	-	34,403	-	-	34,403	-	34,403
Exercise of share-based compensation (Note 22)	405,349	2,835	(2,620)	-	-	215	-	215
Capital contribution from NFH	-	-	190,300	-	-	190,300	-	190,300
Cancelation of 0.63% of the issued and outstanding limited partnership units (Notes 1)	(553,190)	(3,871)	3,871	-	-	-	-	-
At 18 December 2019	24,297,021	149,514	3,711,274	76,331	(596,676)	3,340,443	3,679	3,344,122

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), except for number of limited partnership interest units)

	Attributable to equity holders of the parent
Predecessor (HHH)	Limited partnership interests		Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	Units	Amount
At 1 January 2018	24,312,502	149,638	3,457,440	70,556	(266,237)	3,411,397	55,664	3,467,061
Loss for the year	-	-	-	-	(129,998)	(129,998)	(24,048)	(154,046)
Other comprehensive income/(loss) for the year:
Exchange differences related to foreign operations	-	-	-	24,270	-	24,270	-	24,270
Liquidation of a foreign operation	-	-	-	(26,429)	-	(26,429)	-	(26,429)
Total comprehensive loss for the year	-	-	-	(2,159)	(129,998)	(132,157)	(24,048)	(156,205)
Recognition of share-based compensation expenses (Note 6, 22)	-	-	18,418	-	-	18,418	-	18,418
Exercise of share-based compensation (Note 22)	132,360	912	9,462	-	-	10,374	-	10,374
At 31 December 2018	24,444,862	150,550	3,485,320	68,397	(396,235)	3,308,032	31,616	3,339,648

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), except for number of limited partnership interest units)

	Attributable to equity holders of the parent
Predecessor (HHH)	Limited partnership interests		Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	Units	Amount
At 1 January 2017	24,147,080	148,557	3,429,546	74,564	(279,396)	3,373,271	-	3,373,271
Income/(loss) for the year	-	-	-	-	13,159	13,159	(11,568)	1,591
Other comprehensive loss for the year:
Exchange differences related to foreign operations	-	-	-	(4,008)	-	(4,008)	-	(4,008)
Total comprehensive (loss)/income for the year	-	-	-	(4,008)	13,159	9,151	(11,568)	(2,417)
Capital contributions from a non-controlling shareholder	-	-	-	-	-	-	67,232	67,232
Share-based compensation (Note 6, 22)	-	-	22,850	-	-	22,850	-	22,850
Exercise of employee options (Note 22)	165,422	1,081	5,044	-	-	6,125	-	6,125
At 31 December 2017	24,312,502	149,638	3,457,440	70,556	(266,237)	3,411,397	55,664	3,467,061

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”))

	Notes	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
		Successor (NFH)	Predecessor (HHH)
Cash flows from operating activities
(Loss)/income before tax		(236,558)	(159,954)	(94,297)	68,356
Adjustments for:
Depreciation and amortization	10,11,12	14,931	329,453	138,639	115,908
Loss on disposal of property and equipment and intangible assets	10,11	1,675	723	355	243
Gain on modification of leases		-	(89)	-	-
Impairment of trade receivables	15	528	6,512	16,329	16,571
Share-based compensation	6,22	10,514	34,403	18,418	22,850
Foreign exchange losses/(gains)		2,641	13,120	34,190	(12,856)
Liquidation of a foreign operation	20	-	-	(26,429)	-
Gain on disposal of an associate	20	-	-	-	(29,618)
Finance income	7	(779)	(2,127)	(2,543)	(1,862)
Finance costs	7	29,503	132,730	19,420	13,408
Changes in working capital:
Decrease/(increase) in inventories		1,318	(600)	(17,489)	(9,595)
Decrease/(increase) in trade receivables, prepayments and other current assets prepayments and other current assets		190,197	(174,485)	(7,529)	(53,251)
Decrease in restricted cash	16	-	26,272	1,717	10,280
(Increase)/decrease in amounts due from related parties		(66,780)	32,527	(3,742)	6,580
(Decrease)/increase in trade payables, contract liabilities, accrued expenses and other current liabilities		(30,357)	181,214	137,433	115,880
Increase/(decrease) in amounts due to related parties		1,852	(348)	1,841	(6,117)
Changes in other non-current assets and liabilities		(128)	1,915	(1,019)	8,236
Interest received		1,011	1,979	2,506	1,811
Interest paid		-	(30,462)	(21,589)	(14,279)
Income tax paid		-	(76,144)	(65,231)	(61,325)
Net cash flows (used in)/from operating activities		(80,432)	316,639	130,980	191,220

Cash flows from investing activities
Purchases of property and equipment		(43,188)	(337,289)	(517,924)	(380,298)
Purchases of intangible assets		(2,483)	(4,482)	(12,693)	(4,552)
Proceeds from disposal of an associate, net of transaction costs		-	-	-	262,875
Amounts due from related parties		-	-	(4,331)	(7,875)
Net cash flows used in investing activities		(45,671)	(341,771)	(534,948)	(129,850)

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”))

	Notes	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
		Successor (NFH)	Predecessor (HHH)
Cash flows from financing activities
Proceeds from interest-bearing bank borrowings		-	-	126,386	203,766
Repayments of interest-bearing bank borrowings		-	(22,097)	(22,751)	(37,317)
Capital contribution from a non-controlling shareholder		-	-	-	67,232
Lease payments		(9,702)	(167,864)	-	-
Net cash flows (used in)/from financing activities		(9,702)	(189,961)	103,635	233,681
Net (decrease)/increase in cash and cash equivalents		(135,805)	(215,093)	(300,333)	295,051
Effect of foreign exchange rate changes, net		(4,895)	5,642	5,034	(19,619)
Cash and cash equivalents, beginning of period		1,494,000	596,613	891,912	616,480

Cash and cash equivalents, end of period		1,353,300	387,162	596,613	891,912

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

1.	General information

New Frontier Health Corporation (“NFH”, the “Company”), formerly known as New Frontier Corporation prior to 18 December 2019, was incorporated in the Cayman Islands on 28 March 2018 as a special purpose acquisition company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company’s sponsor is New Frontier Public Holding Ltd. (the “Sponsor”), a Cayman Islands exempted company.

The registration statement for the Company’s Initial Public Offering (“IPO”) was declared effective by the U.S. Securities and Exchange Commission on 27 June 2018. On 3 July 2018, the Company consummated its IPO of 28,750,000 units, each consisting of one Class A ordinary share and one-half of one public warrant (or 14,375,000 public warrants), generating gross proceeds of US$287.5 million. Concurrently with its IPO, the Company consummated the sale of 7,750,000 warrants at a price of US$1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of US$7.75 million. The Company has neither engaged in any operations nor generated revenues from the date of incorporation through 18 December 2019.

Healthy Harmony Holdings, L.P. (“HHH”, the “Partnership”) was established in the Cayman Islands on 29 July 2013 as a limited partnership. Healthy Harmony GP, Inc. (“HH GP”) is the sole general partner of the Partnership, and has neither engaged in any operations nor generated revenues from the date of incorporation through 18 December 2019. The Partnership and its subsidiaries operate healthcare facilities and provide healthcare services under the United Family Healthcare (“UFH”) brand in the People’s Republic of China (the “PRC”).

On 18 December 2019 (the “Closing Date”), NFH consummated a business combination by acquiring all the issued and outstanding equity interests of HH GP, and 99.37% of the issued and outstanding limited partnership interests (the “LP Interests”) of the Partnership (collectively, the “Business Combination”). As part of the Business Combination, the remaining 0.63% of the issued and outstanding LP Interests of the Partnership held by certain members of management was cancelled on the Closing Date.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

1.	General information continued

Information about subsidiaries

Particulars of the Company’s principal subsidiaries as of 31 December 2019 are as follows:

Entity name	Place and date of incorporation	Registered capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect

Chindex International, Inc. (“Chindex”)*	Delaware, U.S. 17 June 2002	-	-	100%	Investment holding
Beijing United Family Health Center Co., Ltd.	PRC, 25 March 1996	US$2,980	-	100%	Healthcare services
Shanghai United Family Hospital, Co., Ltd.	PRC, 17 July 2002	US$4,120	-	100%	Healthcare services
Beijing United Family Hospital Management Co., Ltd.	PRC, 22 October 2002	RMB10,333	-	100%	Healthcare services
Guangzhou United Family Yue Xiu Clinic Co., Ltd.	PRC, 07 October 2008	RMB2,000	-	100%	Healthcare services
Beijing United Family Hospital Co., Ltd.	PRC, 28 July 2010	US$12,400	-	100%	Healthcare services
Tianjin United Family Hospital Co., Ltd.	PRC, 16 December 2010	US$6,000	-	100%	Healthcare services
Beijing United Family Rehabilitation Hospital Co., Ltd.	PRC, 14 February 2012	US$12,000	-	100%	Healthcare services
Qingdao United Family Hospital Co., Ltd.	PRC, 24 December 2013	US$9,600	-	100%	Healthcare services
Guangzhou United Family Hospital Co., Ltd.	PRC, 27 September 2016	US$40,000	-	100%	Healthcare services
Shanghai United Family Xincheng Hospital Co., Ltd.	PRC, 14 November 2016	US$33,000	-	70%	Healthcare services

* Chindex’s investments comprise of investments in wholly owned subsidiaries, which operate healthcare facilities and provide healthcare services under the UFH brand in the PRC.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below.

2.1	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which comprise all standards and interpretations approved by the International Accounting Standards Board (“IASB”). All IFRSs effective for the accounting period commencing from 1 January 2018 including IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, together with the relevant transitional provisions, have been consistently applied by the Predecessor and Successor in the preparation of the financial statements throughout the periods presented. These financial statements have been prepared under the historical cost convention. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise stated.

As a result of the Business Combination, HHH and HH GP are the acquirees and HHH is determined to be the accounting “Predecessor”. HHH was determined to be the accounting “Predecessor” because NFH and HH GP had no operations prior to the Business Combination. Upon the closing of the Business Combination, NFH succeeded all the business and operations of HHH. The Company’s financial statement presentation distinguishes a Predecessor for periods prior to the Closing Date. NFH is the “Successor” for the period starting from the Closing Date, which includes the consolidated financial results of HHH.

The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for HHH that is based on the fair value of assets acquired and liabilities assumed. See Note 23, Business Combination for further discussion. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor periods and for the Successor period are presented on a different basis of accounting and are, therefore, not comparable. The historical information of NFH prior to the Business Combination has not been reflected in the Company’s financial statements prior to 19 December 2019, as it was not deemed the Predecessor.

In the accompanying consolidated financial statements, the Successor period is from 19 December 2019 to 31 December 2019 (the “Successor Period”) and the Predecessor periods are from 1 January 2019 to 18 December 2019 (“2019 Predecessor Period”), 1 January 2018 to 31 December 2018 (“2018 Predecessor Period”) and 1 January 2017 to 31 December 2017 (“2017 Predecessor Period”). Statement of profit or loss and other comprehensive income/(loss) of NFH prior to the closing of the Business Combination is recorded in the opening accumulated deficit as of 19 December 2019 and not presented separately.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.1	Basis of preparation continued

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the Successor Period ended 31 December 2019 and the financial statements of the Partnership and its subsidiaries for 2019 Predecessor Period, 2018 Predecessor Period and 2017 Predecessor Period, respectively. The Company and its subsidiaries and the Partnership and its subsidiaries are hereinafter collectively referred to as the “Group”. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	the contractual arrangement with the other vote holders of the investee;

(b)	rights arising from other contractual arrangements; and

(c)	the Group’s voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. The Group did not lose control over a subsidiary during the periods presented.

If the Group loses control over a subsidiary, it derecognizes (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognizes (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognized in OCI is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.2	Changes in accounting policies and disclosures

The following new and revised IFRSs were adopted for the first time for the financial statements of 2019 Predecessor Period and consistently applied to the financial statements of the Successor Period.

Amendments to IFRS 9	Prepayment Features with Negative Compensation
IFRS 16	Leases
IFRS 17	Insurance Contracts
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
Amendments to IAS 28	Long-term interests in associates and joint ventures
IFRIC-Int 23	Uncertainty over Income Tax Treatment
Annual Improvements 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

Other than as explained below regarding the impact of IFRS 16 Leases, and IFRIC-Int 23 Uncertainty over Income Tax Treatments, the new and revised standards are not relevant to the preparation of these financial statements. The nature and impact of the new and revised IFRSs are described below:

(a)	IFRS 16 replaces IAS 17 Leases, IFRIC-Int 4 Determining whether an Arrangement contains a Lease, SIC-Int 15 Operating Leases - Incentives and SIC-Int 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognize and measure right-of-use assets and lease liabilities, except for certain recognition exemptions. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17.

IFRS 16 has been adopted using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of accumulated deficit at 1 January 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

New definition of a lease

Under IFRS 16, a contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The definition of a lease under IFRS 16 has been applied to all the contracts.

As a lessee – Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts primarily for hospital and office buildings. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognize and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and leases with a lease term of 12 months or less (“short-term leases”) (elected by class of underlying asset). Instead of recognising rental expenses under operating leases on a straight-line basis over the lease term commencing from 1 January 2019, the Group recognizes depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities (as finance costs).

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.2	Changes in accounting policies and disclosures continued

(a)	continued

Impacts on transition

Lease liabilities at 1 January 2019 were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019. The Group elected to present the lease liabilities separately in the statement of financial position. The right-of-use assets were measured at the amount of the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the statement of financial position immediately before 1 January 2019.

All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position.

The Group has used the following elective practical expedients when applying IFRS 16 at 1 January 2019:

•	Applied the short-term lease exemptions to leases with a lease term that ends within 12 months from the date of initial application
•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics

Financial Impact at 1 January 2019

The impacts arising from the adoption of IFRS 16 as at 1 January 2019 are as follows:

Increase/(decrease)
Assets
Increase in right-of-use assets	1,776,102
Decrease in prepayments and other current assets	(5,531)
Decrease in other non-current assets	(3,095)
Decrease in deferred tax assets	(989)
Increase in total assets	1,766,487

Liabilities
Increase in lease liabilities	1,815,187
Decrease in accrued expenses and other current liabilities	(47,711)

Increase in total liabilities	1,767,476

Equity

Decrease in accumulated deficit	(989)
Decrease in total equity	(989)

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.2	Changes in accounting policies and disclosures continued

(a)	continued

As a lessee – Leases previously classified as operating leases continued

The lease liabilities as at 1 January 2019 reconciled to the operating lease commitments as at 31 December 2018 is as follows:

Operating lease commitments as at 31 December 2018		2,642,605
Less:	Value-added tax	(154,778)
Less:	Commitments relating to short-term leases and those leases with a remaining lease term ending on or before 31 December 2019	(6,525)
	Commitments relating to leases of low-value assets	(329)
Add:	Commitments relating to contracts not previously identified as leases	443,537
Weighted average incremental borrowing rate as at 1 January 2019		6.18%
Lease liabilities as at 1 January 2019		1,815,187

(b)	IFRIC-Int 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions arising from the transfer pricing on its intergroup transaction. Based on the Group’s tax compliance and transfer pricing study, the Group determined that it is probable that its transfer pricing policy will be accepted by the tax authorities. Accordingly, the interpretation did not have any impact on the financial position or performance of the Group.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.3	Standards issued but not yet effective

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 3	Definition of a Busines[1]
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform[1]
Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
IFRS 17	Insurance Contracts[2]
Amendments to IAS 1 and IAS 8	Definition of Material[1]

[1]	Effective for annual periods beginning on or after 1 January 2020
[2]	Effective for annual periods beginning on or after 1 January 2021
[3]	No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is described below.

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from 1 January 2020. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IFRS 10 and IAS 28 (2011) address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 (2011) was removed by the IASB in January 2016 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now.

Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the identifiable net assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units (“CGU”), or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the CGU (group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU (group of CGUs) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a CGU (or group of CGUs) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when the asset is derecognized.

Brand

Brand acquired in a business combination was recognized at fair value at the acquisition date. The brand has an indefinite useful life and is carried at cost less accumulated impairment.

Contracts with insurers

Contracts with insurers acquired in a business combination were recognized at fair value at the acquisition date. The contracts with insurers have a finite useful life of 15 years and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the contracts with insurers.

Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use specific software. These costs are amortized over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognized as an expense as incurred.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Property and equipment

Property and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on a straight-line basis to write off the cost of each item of property and equipment to its residual value over its estimated useful life. The principal estimated useful lives used for this purpose are as follows:

–	Medical equipment	5-10 years
–	Office equipment	3 years
–	Furniture and vehicles	4-5 years
–	Leasehold improvements	Shorter of the lease term or the assets’ useful life

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end. An item of property and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress (“CIP“) represents leasehold improvements under construction and equipment pending for installation, and is stated at cost less any impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the asset is ready for its intended use that is eligible for capitalization. CIP is transferred to property and equipment when the CIP is ready for its intended use.

Leases (applicable from 1 January 2019)

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At inception or on reassessment of a contract that contains a lease component and non-lease component(s), the Group adopts the practical expedient not to separate non-lease component(s) and to account for the lease component and the associated non-lease component(s) (e.g., property management services for leases of properties) as a single lease component.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Leases (applicable from 1 January 2019) continued

Group as a lessee continued

(a) Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets, which are 2-20 years.

(b) Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis.

Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Leases (applicable before 1 January 2019)

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to the statement of profit or loss on the straight-line basis over the lease terms.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or CGU's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the CGU to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. The Group bases its impairment calculation on detailed budgets and forecast calculations, which are presented separately for each of the Group’s CGUs to which individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises.

For assets except for goodwill and indefinite lived intangible assets, an assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount of the asset or CGU is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person
(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:
(i)	the entity and the Group are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Group are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi)	the entity is controlled or jointly controlled by a person identified in (a);
(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through OCI, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. The Group’s trade receivables do not contain a significant financing component. Trade receivables are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade and other receivables, amounts due from related parties, restricted cash and cash and cash equivalents.

Derecognition

A financial asset is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or
•	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Financial assets continued

Impairment

The Group recognizes an allowance for expected credit loss (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Simplified approach

For trade receivables and amounts due from related parties, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Trade receivables

Trade receivables represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due) for goods sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Cash and cash equivalents

For the purpose of the consolidated statements of cash flows and the consolidated statements of financial position, cash and cash equivalents comprise of cash on hand and at banks.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, amounts due to related parties, lease liabilities and interest-bearing bank borrowings.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Financial liabilities continued

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at amortised cost (lease liabilities and loans and borrowings)

After initial recognition, interest-bearing bank borrowings are subsequently measured at amortized cost, using the EIR method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the statement of profit or loss.

Interest-bearing bank borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Inventories

Inventories comprise of finished goods. Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs to be incurred to disposal.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in OCI or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Income tax continued

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Revenue Recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. A performance obligation represents a good and service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Revenue Recognition continued

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs obligations under the contract (i.e., transfers control of the related goods or services to the customer).

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the EIR.

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Dividend distribution

No dividend was paid or proposed during the periods presented, nor has any dividend been proposed since the end of the reporting period.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Share-based payments

The Partnership operated a share-based compensation scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Partnership's operations. Employees (including directors) of the Partnership received remuneration in the form of options and restricted share units (“RSUs”) (collectively the “Partnership Awards”), whereby employees rendered services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in Note 22 to the financial statements.

The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately through profit and loss. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Share-based payments continued

Each Partnership Award, whether vested or unvested, that is outstanding immediately prior to the closing of the Business Combination was converted into and became an award to purchase NFH ordinary shares. For details of the terms and conditions, please refer to Note 22. At the Closing Date, the fair value of the replacement awards (hereinafter referred to as “NFH Award”) and the original awards (hereinafter referred to as “Partnership Award”) are determined in accordance with IFRS 2.

The amount of NFH Awards attributed to pre-combination service (and therefore included as part of the consideration transferred for the business) is determined by multiplying the fair value of the Partnership Award by the ratio of the vesting period completed as at the Closing Date. The ratio of the vesting period completed was calculated by dividing the number of days the original Partnership Award had vested as at the Closing Date by the greater of:

●	the total vesting period in days, as determined at the Closing Date (being the period required to satisfy all vesting conditions, including conditions added to, or removed from, of the original Partnership Award by the NFH Award); or

●	the original vesting period in days.

There were no conditions added to, or removed from, of the original Partnership Award by the NFH Award. Therefore, the original vesting period was used to calculate the ratio of the vesting period completed.

Any excess of the fair value of the NFH Awards over the amount determined above (referred to hereinafter as the “Incremental Compensation”) is recognized as a post-combination remuneration expense, in accordance with the normal principles of IFRS 2.

The dilutive effect, if any, of the NFH Awards are reflected as additional share dilution in the computation of diluted earnings per share.

Defined contribution plan

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits, etc., through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB7,969, RMB214,246, RMB200,970 and RMB174,582, respectively, for the Successor Period, 2019 Predecessor Period, 2018 Predecessor Period and 2017 Predecessor Period, respectively.

Foreign currencies

These consolidated financial statements are presented in RMB because the Group’s principal operations are carried out in the PRC. The Company’s functional currency is United States dollars (“US$”). Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Foreign currencies continued

Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognized in OCI.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in OCI or profit or loss is also recognized in OCI or profit or loss, respectively).

In determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

On consolidation, the assets and liabilities of foreign operations are translated into RMB at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The resulting exchange differences arising on translation for consolidation are recognized in OCI and accumulated in the foreign currency translation reserve. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the statement of profit or loss.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

3.	Critical accounting judgements and estimates

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the disclosure of continqent liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

(a)	Impairment of non-financial assets (other than goodwill) - recoverable amount

The Group assesses whether there are any indicators of impairment for all non-financial assets (including the right-of-use assets) at the end of each reporting period. Indefinite life intangible assets are tested for impairment annually and at other times when such an indicator exists. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Value in use is generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected sales volumes, selling prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence, there is a possibility that changes in circumstances will alter these projections, which may impact on the net recoverable amounts of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss. The key assumptions used to determine the recoverable amount are disclosed and further explained in Note 10.

(b)	Impairment of goodwill - recoverable amount

In accordance with the Group’s accounting policy, goodwill is allocated to the Group’s CGUs as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually or more frequently if events or changes in circumstance indicated that the carrying amount may be impaired, by comparing the recoverable amount of the CGU and the carrying amount of the CGU. by preparing a formal estimate of the recoverable amount. The recoverable amount is the higher of value in use and the fair value less costs of disposal. The carrying amount of goodwill at 31 December 2019 (Successor) and 2018 (Predecessor) was RMB6,056,253 and RMB1,121,138, respectively. Similar considerations to those described above in respect of assessing the recoverable amount of non-financial assets also apply to goodwill. Further details are given in Note 13.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

3.	Critical accounting judgements and estimates continued

(c)	Leases – Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available or when it needs to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

4.	Operating segment information

The Group is principally engaged in the healthcare service business.

Predecessor period

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reporting about components of the Group that are regularly reviewed by the chief operating decision-maker (the “CODM”) in order to allocate resources to segments and to assess their performance. The information reported to the board of directors of the Partnership, which had been identified as the CODM, for the purpose of resource allocation and assessment of performance did not contain discrete operating segment financial information and the board of directors reviewed the financial results of the Group as a whole. Therefore, no further information about the operating segment was presented for the Predecessor Periods.

Successor period

For management purposes, the Group is organized into business units based on their stage of development, services and geographic location, and has three reportable operating segments as follows:

(a)	Operating assets_Tier 1 segment mainly consists of the Group’s existing general hospitals and clinics located in tier 1 cities in the PRC, such as Beijing and Shanghai.

(b)	Operating assets_Tier 2 and other assets segment mainly consists of the Group’s existing general hospitals and clinics located in tier 2 cities in the PRC, such as Tianjin and Qingdao, and specialized healthcare facilities.

(c)	Expansion assets segment mainly consists of the Group’s expansion projects and new healthcare facilities opened in recent years.

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating segment earnings before interest, tax, depreciation and amortization (“EBITDA”). Information reported to the CODM, which was identified as the executive committee of the board of directors, for the purposes of resources allocation and performance assessment does not include any assets and liabilities. Accordingly, no segment assets and liabilities are presented.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Period from 19 December to 31 December 2019	Operating assets_Tier 1	Operating assets_Tier 2 and other assets	Expansion assets	Total

Segment revenue (Note 5)
Sales to external customers	54,775	14,523	10,737	80,035
Intersegment sales				4,159
				84,194
Reconciliation:
Elimination of intersegment sales				(4,159)
Revenue				80,035

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

4.	Operating segment information continued

Period from 19 December to 31 December 2019	Operating assets_Tier 1	Operating assets_Tier 2 and other assets	Expansion assets	Total

Segment results	6,222	977	(3,934)	3,265
Reconciliation:
Elimination of intersegment results				(2,784)
Depreciation and amortization				(14,931)
Finance income				779
Finance costs				(29,503)
Foreign exchange losses				(2,641)
Transaction costs of the Business Combination				(165,842)
Share-based compensation				(10,514)
Corporate and other unallocated expenses				(14,387)
Loss before tax				(236,558)

Geographical information

During the periods presented, the Group operated within one geographical segment because all of its revenue was generated in the PRC and all of its long-term assets/capital expenditure were located/incurred in the PRC. Accordingly, no geographical segment information was presented.

Information about major customers

No revenue from services provided to a single customer amounted to 10% or more of the total revenue of the Group during the periods presented.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

5.	Revenue from contracts with customers

(i)	Disaggregated revenue information

	Period from 19 December to 31 December 2019				Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
	Successor (NFH)				Predecessor (HHH)
Segments	Operating assets_Tier 1	Operating assets_Tier 2 and other assets	Expansion assets	Total
Type of goods or services
Healthcare services	54,330	14,179	10,609	79,118	2,350,210	2,045,013	1,822,065
Others	445	344	128	917	18,957	13,766	5,815
Total revenue from contracts with customers	54,775	14,523	10,737	80,035	2,369,167	2,058,779	1,827,880
Timing of revenue recognition
At a point in time	37,949	7,846	5,748	51,543	1,433,987	1,275,375	1,093,043
Over time	16,826	6,677	4,989	28,492	935,180	783,404	734,837
Total revenue from contracts with customers	54,775	14,523	10,737	80,035	2,369,167	2,058,779	1,827,880

Set out below is the reconciliation of the revenue from contracts with customers to the amounts disclosed in the segment information:

Segments	Operating assets_Tier 1	Operating assets_Tier 2 and other assets	Expansion assets	Total

Revenue from contracts with customers
External customers	54,775	14,523	10,737	80,035
Intersegment sales	3,656	398	105	4,159

Intersegment eliminations	(3656)	(398)	(105)	(4,159)
Total revenue from contracts with customers	54,775	14,523	10,737	80,035

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

5.	Revenue from contracts with customers continued

(i)	Disaggregated revenue information continued

The following table shows the amounts of revenue recognized in the period that were included in the contract liabilities at the beginning of the period:

At 1 January 2019 (Predecessor)	301,819
Revenue recognized that was included in the contract liabilities at the beginning of the period	(262,733)
Increases due to cash received, excluding amounts recognized as revenue during the period	298,983
At 31 December 2019 (Successor)	338,069

At 1 January 2018 (Predecessor)	225,560
Revenue recognized that was included in the contract liabilities at the beginning of the period	(170,113)
Increases due to cash received, excluding amounts recognized as revenue during the period	246,372
At 31 December 2018 (Predecessor)	301,819

There was no revenue recognized in the periods presented relating to performance obligations satisfied in previous periods.

(ii)	Performance obligations

Information about the Group’s performance obligations is summarised below:

Healthcare services

Revenues are recognized when the Group’s obligation to provide healthcare services is satisfied. The contractual relationships with patients, in majority of the cases, also involve a third-party insurance company payor.

For inpatient services, the patients receive treatments that include various components that are all highly interdependent, and therefore, are regarded as one performance obligation. The performance obligation is satisfied over time as the patient simultaneously receives and consumes the benefits of the inpatient services provided. The Group has a right to consideration from its patients in an amount that corresponds directly with the value to the patient of the Group’s performance completed to date (calculated based on fixed pre-determined treatment prescriptions). Therefore, revenue for inpatient services are recognized in the amount to which the Group has a right to invoice on a daily basis.

Revenue for outpatient services is recognized at a point in time because the performance obligations are generally satisfied over a period of less than one day.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

5.	Revenue from contracts with customers continued

(ii)	Performance obligations continued

Others

Revenue from goods such as gift shop merchandise, and food and beverage items are recognized at a point in time, generally upon delivery of the goods to the customer. Revenue from services such as hospital management consulting and training services, and matron services is recognized on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Group evenly throughout the performance period.

The amounts of transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at 31 December 2019 (Successor) and 2018 (Predecessor) are as follows:

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
Within one year	270,196	262,733
More than one year	67,873	39,086
	338,069	301,819

The performance obligations expected to be recognized in more than one year relate to rendering of treatment packages that are to be satisfied within three years. All the other remaining performance obligations are satisfied in one year or less at the end of each year.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

6.	Salaries, wages and benefits

	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
	Successor (NFH)	Predecessor (HHH)
Salaries, wages, bonus, and allowances	58,628	1,057,454	923,782	800,281
Housing funds	2,954	77,732	71,632	64,953
Defined contribution benefits	5,015	136,514	129,338	109,629
Welfare and other expenses	2,104	40,375	44,568	42,692
Share-based compensation (Note 22)	10,514	34,403	18,418	22,850
	79,215	1,346,478	1,187,738	1,040,405

7.	Finance income and costs

An analysis of finance income and costs is as follows:

	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
	Successor (NFH)	Predecessor (HHH)
Finance costs:
Interest on bank borrowings	25,787	30,207	27,928	15,606
Interest on lease liabilities (Note 12)	3,716	102,523	-	45
	29,503	132,730	27,928	15,651
Less: interest capitalized	-	-	(8,508)	(2,243)
	29,503	132,730	19,420	13,408
Finance income:
Interest income	779	2,127	2,543	1,862

Finance costs, net	28,724	130,603	16,877	11,546

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

8.	Income tax

The Group is subject to income tax on an entity basis on profits arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate.

Pursuant to the rules and regulations of the Cayman Islands, the Company is not subject to any income tax.

As a result of the United States tax regulations amendments, the federal statutory income tax rate for the Group’s US subsidiaries is 21% for the Successor Period, 2019 Predecessor Period and 2018 Predecessor Period and 35% for 2017 Predecessor Period. Dividends payable by the Group’s U.S. subsidiaries, to non-U.S. resident enterprises shall be subject to 30% withholding tax.

Taxes on profits assessable in the PRC have been calculated at the prevailing tax rates, based on existing legislation, interpretations and practices in respect thereof. Pursuant to the PRC Enterprise Income Tax (“EIT”) Law effective on 1 January 2008, the PRC corporate income tax rate of the Group’s subsidiaries operating in the PRC for the periods presented is 25% on their taxable profits. Dividends, interests, rent or royalties payable by the Group’s PRC entities, to non PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
	Successor (NFH)	Predecessor (HHH)
Current
Charge for the period	(6,130)	75,076	68,918	68,033
Under/(over)-provision in prior period	-	398	49	(72)
Deferred (Note 19)	(131)	(7,050)	(9,218)	(1,196)
	(6,261)	68,424	59,749	66,765

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

8.	Income tax continued

A reconciliation of the tax expense applicable to loss before tax at the statutory rates for the jurisdictions in which the majority of the Group’s subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
	Successor (NFH)	Predecessor (HHH)
Loss before tax	(236,558)	(159,954)	(94,297)	68,356

Tax expense calculated at the statutory tax rate of 25%	(59,140)	(39,989)	(23,574)	17,089
Effect of differing tax rates in different jurisdictions	22,061	10,188	986	283
Non-taxable income	-	(2,670)	(2,221)	(1,735)
Non-deductible expenses	5,519	11,221	14,675	15,669
Utilization of previously unrecognized tax losses	(201)	(2,123)	(5,872)	(47,588)
Utilization of previously unrecognized deductible temporary differences	-	-	(567)	(2,309)
Unrecognized deductible temporary differences	(6,815)	22,006	21,870	199
Unrecognized tax losses for the year	21,340	68,427	55,463	32,827
Adjustments in respect of current tax of previous period	-	398	49	(72)
Effect of U.S. Tax Cut and Jobs Act (“TCJA”) transition tax*	-	-	-	45,907
Effect of non-U.S. operations*	10,955	(987)	(1,834)	-
Adoption of IFRS 16	-	989	-	-
PRC withholding tax	20	964	774	6,495
Income tax (benefit)/expense	(6,261)	68,424	59,749	66,765

*	Due to enactment of the TCJA in December 2017, there is a one-time mandatory transition tax impact on accumulated non-U.S. operations recognized during 2017. For subsequent periods, the current year tax impact of non-U.S. operations will be recognized in the respective current year period.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

9.	Loss per share attributed to ordinary equity holders of the parent

The calculation of the basic loss per share amounts is based on the loss for the Successor Period attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 131,356,980 in issue during the Successor Period.

The Group had no potentially dilutive ordinary shares in issue during the Successor Period ended 31 December 2019.

The calculations of basic and diluted loss per share are based on:

Period from 19 December to 31 December 2019
Successor (NFH)
Loss
Loss attributable to ordinary equity holders of the parent, used in the basic and diluted loss per share calculation	(228,905)

Shares
Weighted average number of ordinary shares in issue during the period used in the basic and diluted loss per share calculation	131,356,980

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

10.	Property and equipment

	Leasehold improvements	Medical equipment	Office equipment	Furniture and vehicles	CIP	Total
At 31 December 2018 and 1 January 2019 (Predecessor)
Cost	1,434,467	615,530	96,493	31,882	394,405	2,572,777
Accumulated depreciation	(378,094)	(225,699)	(55,778)	(18,281)	-	(677,852)

Net carrying amount	1,056,373	389,831	40,715	13,601	394,405	1,894,925

At 31 December 2018 and 1 January 2019, net of accumulated depreciation	1,056,373	389,831	40,715	13,601	394,405	1,894,925
Additions	18,030	77,495	18,835	955	68,646	183,961
Elimination of Predecessor fair value adjustment arising from the acquisition of Chindex in 2014	7,617	-	(374)	-	-	7,243
Fair value adjustment arising from the Business Combination	91,610	(47,632)	13,952	6,669	-	64,599
Transfers	443,089	42	1,038	3,158	(447,327)	-
Disposals	(343)	(1,594)	(443)	(18)	-	(2,398)
Depreciation	(102,216)	(59,915)	(18,746)	(4,672)	-	(185,549)
At 31 December 2019, net of accumulated depreciation	1,514,160	358,227	54,977	19,693	15,724	1,962,781

At 31 December 2019 (Successor)
Cost, net of accumulated depreciation prior to the Closing Date	1,518,694	359,540	56,087	20,012	15,724	1,970,057
Accumulated depreciation after the Closing Date	(4,534)	(1,313)	(1,110)	(319)	-	(7,276)

Net carrying amount	1,514,160	358,227	54,977	19,693	15,724	1,962,781

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

10.	Property and equipment continued

	Leasehold improvements	Medical equipment	Office equipment	Furniture and vehicles	CIP	Total
At 1 January 2018 (Predecessor)
Cost	801,344	437,778	62,815	23,994	295,344	1,621,275
Accumulated depreciation	(310,910)	(186,527)	(44,182)	(15,084)	-	(556,703)

Net carrying amount	490,434	251,251	18,633	8,910	295,344	1,064,572

At 1 January 2018, net of accumulated depreciation	490,434	251,251	18,633	8,910	295,344	1,064,572
Additions	66,538	182,612	34,163	7,999	666,701	958,013
Transfers	566,658	982	-	-	(567,640)	-
Disposals	(3)	(308)	(13)	(9)	-	(333)
Depreciation	(67,254)	(44,706)	(12,068)	(3,299)	-	(127,327)
At 31 December 2018, net of accumulated depreciation	1,056,373	389,831	40,715	13,601	394,405	1,894,925

At 31 December 2018 (Predecessor)
Cost	1,434,467	615,530	96,493	31,882	394,405	2,572,777
Accumulated depreciation	(378,094)	(225,699)	(55,778)	(18,281)	-	(677,852)

Net carrying amount	1,056,373	389,831	40,715	13,601	394,405	1,894,925

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

10.	Property and equipment continued

Interest expenses arising from borrowings attributable to the construction of healthcare facility leasehold improvements capitalized during 2018 Predecessor Period was RMB8,508 and was included in additions to CIP. The rate used to determine the amount of borrowing costs eligible for capitalization was 7.10% to 7.39%, which was the EIR of the specific borrowing. There was no interest expense capitalized during the Successor Period or 2019 Predecessor Period.

Impairment testing of property and equipment

When any indicators of impairment are identified, property and equipment are reviewed for impairment based on each CGU. The CGU is assessed at an individual city level in the PRC where the Group operates its hospitals and clinics. All the hospitals and clinics within the individual city maintain centralized patient records; use the same appointment reservation and accounting system; share resources including doctors, nurses, medical equipment; and refer patients amongst hospitals and clinics within the same city. The carrying values of these CGUs were compared to the recoverable amounts of the CGUs, which were based predominantly on value in use. Value in use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Other key assumptions applied in the impairment testing include the expected price of healthcare services, demand for the services, service costs and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopted a pre-tax and non-inflation rate of 12.0% and 13.1% for impairment testing of property and equipment at 31 December 2019 (Successor) and 2018 (Predecessor), respectively, that reflects specific risks related to the CGUs as discount rates.

There was only one CGU with an indicator of impairment identified during the periods presented. Based on the impairment assessments, management of the Group are of the view that there was no impairment during the periods presented.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

11.	Intangible assets

	Brand	Contracts with insurers	Software	Total

At 1 January 2019 (Predecessor)
Cost	992,500	92,500	69,511	1,154,511
Accumulated amortization	-	(26,208)	(35,390)	(61,598)

Net carrying amount	992,500	66,292	34,121	1,092,913
Cost at 1 January 2019, net of accumulated amortization	992,500	66,292	34,121	1,092,913
Elimination of Predecessor intangible assets arising from the acquisition of Chindex in 2014	(992,500)	(60,341)	-	(1,052,841)
Addition arising from the Business Combination	1,729,200	822,700	-	2,551,900
Additions	-	-	6,965	6,965
Amortization	-	(7,932)	(6,112)	(14,044)
At 31 December 2019, net of accumulated amortization	1,729,200	820,719	34,974	2,584,893

At 31 December 2019 (Successor)
Cost, net of accumulated amortization prior to the Closing Date	1,729,200	822,700	35,319	2,587,219
Accumulated amortization after the Closing Date	-	(1,981)	(345)	(2,326)
Net carrying amount	1,729,200	820,719	34,974	2,584,893

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

11.	Intangible assets continued

	Brand	Contracts with insurers	Software	Total

At 1 January 2018 (Predecessor)
Cost	992,500	92,500	56,868	1,141,868
Accumulated amortization	-	(20,041)	(30,273)	(50,314)

Net carrying amount	992,500	72,459	26,595	1,091,554
Cost at 1 January 2018, net of accumulated amortization	-	-	12,693	12,693
Additions	-	-	(22)	(22)
Amortization	-	(6,167)	(5,145)	(11,312)
At 31 December 2018, net of accumulated amortization	992,500	66,292	34,121	1,092,913

At 31 December 2018 (Predecessor)
Cost	992,500	92,500	69,511	1,154,511
Accumulated amortization	-	(26,208)	(35,390)	(61,598)
Net carrying amount	992,500	66,292	34,121	1,092,913

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

12.	Lease

The Group has lease contracts for hospital and office buildings, vehicles and office equipment used in its operations. Leases of buildings generally have lease contract terms between 2 and 20 years. Vehicles and office equipment generally has lease terms of 12 months or less and/or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group. The Group has no lease contract that includes extension or termination options. There is a lease contract that includes variable lease payments, which is further discussed below.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the periods are as follows:

Buildings
As at 1 January 2019 (Predecessor)	1,776,102
Additions	23,531
Fair value adjustment arising from the Business Combination	112,814
Modification	5,351
Depreciation charge	(144,791)
As at 31 December 2019 (Successor)	1,773,007

(b)	Lease liabilities

The carrying amount of the Group’s lease liabilities and the movements during the periods are as follows:

Buildings
Carrying amount at 1 January 2019 (Predecessor)	1,815,187
New leases	23,531
Modification	5,262
Accretion of interest recognized during the period	106,239
Payments	(177,566)
Accrued but unpaid rent	(20,950)
Carrying amount at 31 December 2019 (Successor)	1,751,703
Analyzed into:
Current portion	90,521
Non-current portion	1,661,182

The maturity analysis of lease liabilities is disclosed in Note 27 to the financial statements.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

12.	Lease continued

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019
	Successor (NFH)	Predecessor (HHH)
Interest on lease liabilities	3,716	102,523
Depreciation charge of right-of-use assets	5,329	139,462
Expense relating to short-term leases (included in lease and rental expenses)	730	12,533
Expense relating to leases of low-value assets (included in lease and rental expenses)	9	634
Total amount recognized in profit or loss	9,784	255,152

(d)	Variable lease payments

The Group has a lease contract for a hospital building that contains variable rent based on the net income (if any) of a subsidiary of the Group, in addition to minimum annual rental payments. Management’s objective is to align the lease expense with the net income earned. As this hospital is still loss making during the periods presented, only the minimum payments have been paid. The following provides information on the Group’s variable and minimum lease payments, including the magnitude in relation to fixed payments:

Period from 19 December to 31 December 2019 Successor (NFH)	Fixed payments

Fixed rent	9,702

Period from 1 January to 18 December 2019 Predecessor (HHH)	Fixed payments

Fixed rent	147,864
Variable rent with minimum payment	20,000
167,864

(e)	The total cash outflow for lease is disclosed in Note 24(c) to the financial statements.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

13.	Goodwill

At 1 January 2019 and 31 December 2018 (Predecessor)	1,121,138
Elimination of Predecessor goodwill arising from the acquisition of Chindex in 2014	(1,121,138)
Addition arising from the Business Combination (Note 23)	6,056,253
At 31 December 2019 (Successor)	6,056,253

Impairment testing of goodwill and intangible assets with indefinite lives

At 31 December 2019 (Successor)

Goodwill and brand with indefinite useful life acquired through the Business Combinations are allocated to the following CGUs for impairment testing:

•	Operating assets_Tier 1
•	Operating assets_Tier 2 and other assets
•	Expansion assets

The recoverable amounts of the CGUs above have been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by management. The discount rate applied to the cash flow projections is 12.0%. The growth rate used to extrapolate the cash flows beyond the five-year period does not exceed the long-term average growth rate of the healthcare industry.

The carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each of the CGUs are as follows:

	Operating assets_Tier 1	Operating assets_Tier 2	Expansion assets	Total
Carrying amount of goodwill	3,596,102	364,841	2,095,310	6,056,253
Carrying amount of brand with indefinite useful life	939,200	222,500	567,500	1,729,200

Assumptions were used in the value in use calculation of the CGUs at the end of 2019. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill and intangible assets with indefinite useful lives:

Budgeted revenue and operating expenses – The basis used to determine budgeted revenue and operating expenses are the amounts in the year preceding the beginning of the budget period, which is adjusted over the budget period for anticipated efficiency improvements, and expected market development.

Discount rates – The discount rates used are before tax and reflect specific risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates.

Growth rate estimates –Rates are estimated based on the PRC published inflation rate and external market data.

Management determined these key assumptions based on past performance and their expectations on market development.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

13.	Goodwill continued

Impairment testing of goodwill and intangible assets with indefinite lives continued

At 31 December 2018 (Predecessor)

For impairment testing, goodwill and brand of the Predecessor were allocated to the consolidated Group, which was the sole operating segment and also represented the lowest level within the Group at which the goodwill and brand was monitored for internal management purposes. The recoverable amount of the consolidated group was determined based on value in use calculations.

These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated growth rate that does not exceed the long-term average growth rate for healthcare services. Other key assumptions applied in the impairment testing include the expected price of healthcare services, demand for the services, service costs and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Furthermore, the Group adopted a pre-tax rate of 13.1% that reflects specific risks related to the Group as the discount rate. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of the Group to exceed its recoverable amount.

Management are also of the view that, based on their assessment, there was no impairment in 2018 Predecessor Period.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

14.	Inventories

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
Pharmacy inventory	34,783	33,195
Hospital consumables	20,314	20,814
Others	1,495	3,301
	56,592	57,310

No impairment was recognized as an expense for inventories carried at net realizable value during the periods presented.

15.	Trade receivables

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
Trade receivables	280,250	256,423
Impairment	(64,874)	(75,296)
	215,376	181,127

The Group assesses a patient’s ability to pay based on the patient’s financial capacity and intention to pay considering all relevant facts and circumstances, including pre-clearing with the patient’s respective insurance company, and past experiences with that patient or patient class. For certain patient classes, the Group requires substantial upfront deposits or full payment before the patient is discharged. Therefore, the Group concludes that collectability is probable for each patient based on its procedures performed prior to accepting each patient and on its historical experience with each patient class while also accepting that there is some credit risk inherent with some patient classes. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. The trade receivables are predominantly due from creditworthy insurance companies. The remaining debtors are individual patients. The Group does not hold any collateral as security. There is no concentration of credit risk with respect to trade receivables because no individual debtor contributed more than 10% of the Group’s trade receivables as at 31 December 2019 (Successor) and 2018 (Predecessor).

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

15.	Trade receivables continued

An aging analysis of trade receivables at the end of reporting periods, based on the revenue recognition date and net of loss allowance is as follows:

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
Within 3 months	159,152	126,291
3 months – 6 months	22,469	28,915
6 months – 9 months	11,245	14,052
9 months – 1 year	6,241	5,954
1 – 2 years	15,712	4,169
2 – 3 years	557	1,746

	215,376	181,127

The movements in the loss allowance for impairment of trade receivables are as follows:

At 1 January 2019 (Predecessor)	75,296
Impairment losses	7,040
Amount written off as uncollectible	(17,462)

At 31 December 2019 (Successor)	64,874

At 1 January 2018 (Predecessor)	72,347
Impairment losses	16,329
Amount written off as uncollectible	(13,380)

At 31 December 2018 (Predecessor)	75,296

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The Group’s expected credit losses are concentrated in the individual patient class. The provision rates are based on days past due for customers. The calculation reflects the supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Trade receivables are written off if past due for more than three years.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

15.	Trade receivables continued

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

Successor (NFH)		Past due
31 December 2019	Within 3 months	3-6 months	6-9 months	9-12 months	1-2 years	2-3 years	Total
Expected credit loss rate	3.78%	17.41%	31.38%	41.75%	60.56%	97.31%	23.15%
Gross carrying amount	165,401	27,205	16,388	10,714	39,834	20,708	280,250
Expected credit losses	6,249	4,736	5,143	4,473	24,122	20,151	64,874

Predecessor (HHH)		Past due
31 December 2018	Within 3 Months	3-6 months	6-9 months	9-12 months	1-2 years	2-3 years	Total
Expected credit loss rate	7.39%	21.41%	36.57%	50.00%	86.10%	90.91%	29.36%
Gross carrying amount	136,368	36,792	22,153	11,908	29,991	19,211	256,423
Expected credit losses	10,077	7,877	8,101	5,954	25,822	17,465	75,296

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

16.	Cash and cash equivalents

	Notes	31 December 2019	31 December 2018
		Successor (NFH)	Predecessor (HHH)
Cash and bank balances	(a)	1,353,300	596,613
Cash and cash equivalents		1,353,300	596,613

Restricted cash
Current	(b)	376,715	26,272
Non-current	(b)	350	350

Restricted cash		377,065	26,622

Notes:

(a)	Cash and cash equivalents amounting to RMB1,097,448 and RMB285,733 at 31 December 2019 (Successor) and 2018 (Predecessor) were denominated in US$, respectively.

(b)	Restricted cash mainly represented deposits pledged for interest-bearing bank borrowings.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and restricted cash are deposited with creditworthy banks with no recent history of default.

17.	Accrued expenses and other current liabilities

	Notes	31 December 2019	31 December 2018
		Successor (NFH)	Predecessor (HHH)
Payables for purchases of property and equipment		279,285	457,811
Payroll and welfare payable		144,267	109,256
Transaction costs payable		79,480	-
Accrued expenses		118,515	79,588
Accrued rent		23,496	62,905
Withholding tax, value added taxes and surcharges payable	(a)	195,273	24,448
Interest payable		34,348	11,292
Others		7,494	4,930

		882,158	750,230

(a)	The balance at 31 December 2019 (Successor) includes RMB147,632 individual income withholding tax associated with employees’ share options exercise and vesting of RSUs during 2019 Predecessor Period.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

18.	Interest-bearing bank borrowings

	31 December 2019	31 December 2018
Current	Successor (NFH)	Predecessor (HHH)
-Secured	400,325	20,205
Non-current
-Secured	2,060,933	387,387

	2,461,258	407,592

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
Maturity profile of the bank borrowings:
Within 1 year	400,325	20,205
Between 1 and 2 years	6,130	43,525
Between 2 and 5 years	489,440	200,879
Over 5 years	1,565,363	142,983

	2,461,258	407,592

(a)	The interest-bearing bank borrowings were all US$ denominated. The weighted average annual interest rate for the Successor Period, 2019 Predecessor Period and 2018 Predecessor Period was 6.64% to 6.97%, 2.15% to 7.82% and 2.15% to 7.82%, respectively.

(b)	All the bank borrowings are secured by:

	Notes	31 December 2019	31 December 2018
		Successor (NFH)	Predecessor (HHH)
Restricted cash		-	5,277
Equity interest in subsidiaries		2,066,948	402,315
Restricted cash and equity interest in a subsidiary	(c)	394,310	-

		2,461,258	407,592

(c)	In accordance with the International Finance Corporation (“IFC”) loan agreement dated 27 January 2017, IFC has the right to accelerate the prepayment of the outstanding loan amount upon a change in control event including the Business Combination (hereinafter referred to as the “Prepayment”). On 17 December 2019, IFC gave a written consent, consenting to the Business Combination, and the Prepayment within four months after the completion of the Business Combination. In conjunction with the Prepayment on 18 December 2019, the Group placed funds amounting to US$54,000 into a security account and incurred Prepayment costs amounting to RMB18,339. There were no other costs, fees or penalties related to the Prepayment. The IFC outstanding loan balance amounted to RMB394,310 as of 31 December 2019, which was included in current interest-bearing bank borrowings.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

18.	Interest-bearing bank borrowings continued

(d)	The Group had unutilized banking facilities of nil and RMB68,632 (US$10,000) available at 31 December 2019 (Successor) and 2018 (Predecessor), respectively.

19.	Deferred tax

The movements in deferred tax assets and liabilities during the periods, without taking into account the offsetting of balances, are as follows:

Deferred tax assets

	Tax loss	Impairment of trade receivables	Accrued expense	Property and equipment	Leases	Others	Total
At 1 January 2019 (Predecessor)	2,768	31,168	19,936	2,137	-	807	56,816
Elimination of Predecessor deferred tax assets arising from the acquisition of Chindex in 2014	-	-	-	(1,904)		-	(1,904)
(Debited)/credited to income statement	(986)	(1,286)	905	(233)	6,708	120	5,228

At 31 December 2019 (Successor)	1,782	29,882	20,841	-	6,708	927	60,140

	Tax loss	Impairment of trade receivables	Accrued expense	Property and equipment	Others	Total
At 1 January 2018 (Predecessor)	3,531	29,444	12,749	2,410	1,121	49,255

(Debited)/credited to income statement	(763)	1,724	7,187	(273)	(314)	7,561
At 31 December 2018 (Predecessor)	2,768	31,168	19,936	2,137	807	56,816

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

19.	Deferred tax continued

Deferred tax liabilities

	Brand	Contracts with insurers	Property and equipment	Leases	Others	Total
At 1 January 2019 (Predecessor)	(248,125)	(16,572)	(795)	-	(290)	(265,782)

Elimination of Predecessor deferred tax liabilities arising from the acquisition of Chindex in 2014	248,125	15,085	93	-	-	263,303
Addition arising from the Business Combination	(432,300)	(205,675)	(16,150)	(28,203)	-	(682,328)
Credited/(debited) to income statement	-	1,983	225	26	(281)	1,953

At 31 December 2019 (Successor)	(432,300)	(205,179)	(16,627)	(28,177)	(571)	(682,854)

	Brand	Contracts with insurers	Property and equipment	Others	Total
At 1 January 2018 (Predecessor)	(248,125)	(18,114)	(1,075)	(125)	(267,439)

Credited to income statement	-	1,542	280	(165)	1,657
At 31 December 2018 (Predecessor)	(248,125)	(16,572)	(795)	(290)	(265,782)

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

19.	Deferred tax continued

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statement of financial position. The offset amounts are as follows:

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
Deferred tax assets	60,140	56,816
Offset with deferred tax liabilities	(1,139)	(1,084)
Net deferred tax assets recognized in the consolidated statement of financial position	59,001	55,732

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
Deferred tax liabilities	(682,854)	(265,782)
Offset with deferred tax assets	1,139	1,084
Net deferred tax liabilities recognized in the consolidated statement of financial position	(681,715)	(264,698)

Deferred tax assets have not been recognized in respect of the following items:

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
Tax losses	920,192	631,930
Deductible temporary differences	60,763	89,846

	980,955	721,776

Pursuant to the PRC EIT Law, 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in PRC. The requirement is effective from 1 January 2008 and applies to earnings after 31 December 2007. At 31 December 2019 (Successor) and 2018 (Predecessor), no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company and the Group’s subsidiaries established in PRC. In the opinion of management of the Company, the Group’s earnings will be retained in PRC for the expansion of the Group’s operation, so it is not probable that these subsidiaries will distribute such earnings in the foreseeable future. The aggregate amounts of temporary differences associated with investments in subsidiaries in PRC for which deferred tax liabilities have not been recognized totaled approximately RMB23,014 and RMB20,452 as at 31 December 2019 (Successor) and 2018 (Predecessor), respectively. Deferred income tax assets are recognized for tax losses carried-forward to the extent that realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of RMB230,048 and RMB157,983 in respect of certain PRC subsidiaries’ accumulated tax losses of RMB920,192 and RMB631,930 as at 31 December 2019 (Successor) and 2018 (Predecessor) that can be carried forward against future taxable income and will expire between 2020 and 2024, and 2019 and 2023, respectively.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

20.	Related party transactions

Name of Related Parties	Relationship with the Group
Successor (NFH)
Fosun Industrial Co., Limited (“Fosun”)	Shareholder with significant influence
Chindex Medical Limited (“CML”)	Subsidiary of Fosun
Ample Up Limited (“Ample”)	Subsidiary of Fosun
Shanghai Fuji Medical Equipment Co., Limited (“Fuji”)	Subsidiary of Fosun
Shanghai Fosun Medical System Co., Limited. (“Fosun Medical”)	Subsidiary of Fosun
Shenzhen Sanjiu Hospital Co., Limited (“Sanjiu Hospital”)	Fellow subsidiary of the Sponsor
Predecessor (HHH)
TPG Healthy, L.P. (“TPG”)	LP Interests holder
Fosun Industrial Co., Limited (“Fosun”)	LP Interests holder
Chindex Medical Limited (“CML”)	Subsidiary of Fosun
Ample Up Limited (“Ample”)	Subsidiary of Fosun
Shanghai Fuji Medical Equipment Co., Limited (“Fuji”)	Subsidiary of Fosun
Shanghai Fosun Medical System Co., Limited. (“Fosun Medical”)	Subsidiary of Fosun

a)	Related party transactions

	Notes	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
		Successor (NFH)	Predecessor (HHH)
Purchases of medical equipment from Ample and CML		67	16,865	882	2,770
Purchases of medical services from Fuji		75	1,746	1,006	-
Purchases of medical services from Fosun Medical		83	59	-	-
Management consulting services from TPG and Fosun		-	3,797	3,637	3,715
Advances to senior executives		63,405	-	14,705	14,000
Management services to Sanjiu Hospital		148	-	-	-
Transaction bonus to senior executives		4,553	-	-	-
Transaction expense reimbursement to Fosun		34,977	-	-	-
Gain on disposal of CML	(i)	-	-	-	29,618

(i)	On 7 April 2017, the Group disposed all of its 30% equity interests in CML to Ample fora cash consideration of RMB263,589 resulting in a gain on disposal amounting to RMB29,618. The total cash consideration was determined based on a valuation report performed by an independent qualified valuer. On 21 December 2018, the Group liquidated Chindex Medical Holdings, Ltd. (“CMH”), the holding company of CML. The Group uses the direct method of consolidation and on liquidation of CMH, a foreign operation, comprehensive income amounting to RMB26,429 was reclassified to profit or loss.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

20.	Related party transactions continued

b)	Related party balances

	Notes	31 December 2019	31 December 2018
		Successor (NFH)	Predecessor (HHH)
Amounts due from related parties:
Senior executives	(ii)	63,405	28,705
CML		99	3,965
Fosun Medical		44	-
Sanjiu Hospital		3,375	-
		66,923	32,670
Amounts due to related parties:
Fuji		334	781
CML		166	1,032
Fosun Medical		103	-
Senior executives		2,790	-
TPG and Fosun		652	728
		4,045	2,541

(ii)	The Partnership provided interest bearing advances to senior executives. The same senior executives were also LP Interests holders of the Partnership. Therefore, RMB29,241 were deducted from the cash consideration paid to them in lieu of full settlement of the advances due to the Partnership upon the completion of the Business Combination. Interest income of RMB536, RMB304 and RMB45, respectively, were recorded as interest income during 2019 Predecessor Period, 2018 Predecessor Period and 2017 Predecessor Period, respectively. Amount due from senior executives at 31 December 2019 was a balance due from a senior executive, which was promptly paid back in January 2020.

All the balances due from related parties as of 31 December 2019 (Successor) and 2018 (Predecessor) were unsecured, and neither past due nor impaired. The credit quality of due from related parties is assessed by reference to the counterparties’ default history. Based on past experience, management of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable for the periods presented.

c)	Compensation of key management personnel of the Group

	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
	Successor (NFH)	Predecessor (HHH)
Short term employee benefits	5,284	19,783	16,526	13,415
Post-employment benefits	5	145	140	101
Share-based compensation expense	9,555	12,360	13,062	18,884
Total compensation paid to key management personnel	14,844	32,288	29,728	32,400

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

21.	Share capital and capital surplus

A summary of movements in the Company’s share capital is as follows:

	Number of shares issued and fully paid	Share Capital

At 19 December 2019 and 31 December 2019	131,356,980	91

Share options

Details of the Group's share option scheme and the share options issued are included in Note 22 to the financial statements.

Warrants

Upon consummation of the IPO, 14,375,000 public warrants and 7,750,000 private placement warrants were outstanding (Note 1).

On 27 June 2018, the Company has entered into certain forward purchase agreements with certain accredited investors, pursuant to which 4,750,000 forward purchase warrants were issued to such anchor investors in a private placement transaction prior to the Closing Date.

Each warrant entitles the holder thereof to subscribe for one ordinary share at a subscription price of US$11.50 per share, subject to adjustment, from the date that is 30 days after the first date on which the Company completed the Business Combination to the date that is 5 years after the date on which the Company completes the Business Combination. The public warrants, private placement warrants and the forward purchase warrants are all subject to the same warrant agreement, and are collectively, hereinafter referred to as “Warrant or Warrants”.

Pursuant to the terms and conditions of the Warrant agreement, the Warrants are non-redeemable, and will be settled by the Company by delivering a fixed number of its own ordinary shares in exchange for a fixed amount of cash. Thus, in the opinion of management, the Warrants do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity instruments. The fair value of the public warrants, private placement warrants and forward purchase warrants was nil, nil and US$2.56, respectively, at their respective issuance dates, and were recorded in the opening capital surplus as of 19 December 2019. Subsequent changes in the fair value of the Warrants are not recognized in the consolidated financial statements.

During the periods presented, no Warrants were exercised. At the end of the Successor Period, the Company had 26,875,000 Warrants outstanding. The exercise in full of such Warrants would, under the present capital structure of the Company, result in the issue of 26,875,000 additional shares.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

22.	Share-based payments

The Partnership adopted a share incentive plan on 29 September 2014 (the “Plan”) for the purposes of providing incentives and rewards to the Partnership’s employees. The Plan is administered by HH GP. The total number of Partnership Awards that can be granted under the Plan is 2,073,468. All options, whether vested or unvested, shall expire on the tenth anniversary of their grant dates. There are no cash settlement alternatives. The Partnership does not have a past practice of cash settlement for these Partnership Awards. 50% of the options granted generally vest in five equal installments over a service period, while the remaining 50% of the options vest if and when the Partnership’s specified performance conditions, including EBITDA targets are met (non-market condition), or if a fixed targeted return on the LP Interests is achieved (market condition). The RSUs generally vest if and when the Partnership’s specified performance conditions, including EBITDA targets are met (non-market condition), or if a fixed targeted return on the LP Interests is achieved (market condition).

Partnership Awards, whether vested or unvested, that were outstanding immediately prior to the Closing Date were converted into and became NFH Awards. The NFH Awards shall be exercisable for that number of NFH ordinary shares (rounded down to the nearest whole share) equal to the product of (i) the total number of LP Interests subject to the corresponding Partnership Awards, multiplied by (ii) the exchange ratio (the “Exchange Ratio”), which means the purchase price per LP Interest paid by NFH in the Business Combination (Note 23), divided by US$10. The exercise price per each NFH Award (rounded up to the nearest whole cent) ranged from US$4.75 to US$6.18 calculated by dividing the exercise price per LP Interest ranging from US$24.0 to US$31.2, by the Exchange Ratio of approximately 5.05. Each NFH Award continues to have, and is subject to, the same remaining terms and conditions as applied to the corresponding Partnership Award immediately prior to the Closing Date.

NFH Awards do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

Share options

The movement of the share options granted to employees of the Group are as follows:

	Notes	Period from 19 December to 31 December 2019		Period from 1 January to 18 December 2019		Year ended 31 December 2018		Year ended 31 December 2017
		Successor (NFH)		Predecessor (HHH)
		Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options
At beginning of period	(a)	4.8	3,849,921	24.3	1,150,120	24.0	1,140,040	24.0	1,144,840
Granted during the Period		-	-	31.2	117,551	28.4	66,000	-	-
Forfeited during the Period		-	-	-	-	24.0	(55,920)	24.0	(4,800)
Settled during the Period	(b)	-	-	24.8	(505,208)	-	-	-	-

At end of period		4.8	3,849,921	25.0	762,463	24.3	1,150,120	24.0	1,140,040
Exercisable at the end of the period			3,280,062		650,000		562,948		426,248

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

22.	Share-based payments continued

Share options continued

(a) The number of NFH options at the beginning of the Successor Period was calculated by multiplying the number of Partnership options outstanding at the end of 2019 Predecessor Period (or 762,463 options) by the Exchange Ratio of approximately 5.05.

(b) On the Closing Date, NFH paid cash and issued NFH ordinary shares in lieu of full settlement of these fully vested options. The fair value of these fully vested options are included in the purchase consideration of the Business Combination (Note 23).

The weighted average fair value of share options granted under the Plan during 2019 Predecessor Period and 2018 Predecessor Period was US$20.63 and US$16.89, respectively. No share options under the Plan expired during the periods presented. The weighted average remaining contractual life for the share options outstanding as at 31 December 2019 (Successor) and 2018 (Predecessor) was 5.60 years and 6.25 years, respectively. The range of exercise periods for options outstanding at 31 December 2019 (Successor) and 2018 (Predecessor) was from 30 September 2015 to 31 March 2029 and from 30 September 2015 to 31 March 2028, respectively. The range of exercise prices for options outstanding at the end of period ended 31 December 2019 (Successor) and 2018 (Predecessor) was from US$4.75 to US$6.18 and from US$24.0 to US$28.8, respectively.

The fair value of the share options is estimated using a binomial option pricing model, taking into account the terms and conditions on which the share options were granted. The following tables list the inputs to the models used for the share options granted during 2019 Predecessor Period and 2018 Predecessor Period under the Plan:

	Period from 1 January to 18 December 2019	Year ended 31 December 2018
	Predecessor (HHH)	Predecessor (HHH)
Expected volatility range (%)	36.3%	40.2%
Risk–free interest rate (%)	2.59%	3.12%
Exercise multiple	2.8	2.8
Fair value of LP interest unit (US$)	39.84	32.81

The exercise multiple was estimated as the average ratio of the LP interest unit price to the exercise price of when employees would decide to voluntarily exercise their vested options. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The following table lists the inputs to the model used for the NFH options issued and the Partnership options replaced on the Closing Date:

	Successor (NFH)	Predecessor (HHH)
Expected volatility range (%)	31.65%-32.74%	31.65%-32.74%
Risk–free interest rate (%)	1.80%-19.1%	1.80%-19.1%
Exercise multiple	2.8	2.8
Fair value of ordinary share/LP interest unit (US$)	10.11	48.74

The fair value of the NFH option was higher than the Partnership option, resulting in incremental compensation cost amounting to (i) RMB9,327 (Note 23), which was expensed on the Closing Date; and (ii) RMB932, which will be recognized over the remaining requisite service vesting period.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

22.	Share-based payments continued

RSUs

The movement of the RSUs granted to the employees of the Group are as follows:

	Notes	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018	Year ended 31 December 2017
		Successor (NFH)	Predecessor (HHH)
At beginning of period	(c)	148,393	644,060	645,020	647,420

Granted during the period		-	58,776	27,000	-
Forfeited during the period		-	-	(27,960)	(2,400)
Exercised during the period		-	(400,000)	-	-
Settled during the period	(d)	-	(273,448)	-	-
At end of period		148,393	29,388	644,060	645,020

(c) The number of NFH RSUs at the beginning of the Successor Period was calculated by multiplying the number of Partnership RSUs at the end of 2019 Predecessor Period (or 29,388 RSUs) by the Exchange Ratio of approximately 5.05.

(d) On the Closing Date, NFH paid cash and issued NFH ordinary shares in lieu of full settlement of these fully vested RSUs. The fair value of these fully vested RSUs are included in the purchase consideration of the Business Combination (Note 23).

The fair value of the NFH RSU was higher than the Partnership RSU, resulting in incremental compensation cost amounting to (i) RMB156 (Note 23), which was expensed on the Closing Date; and (ii) RMB321, which will be recognized over the remaining requisite service vesting period. The weighted average fair value of RSUs granted during 2019 Predecessor Period and 2018 Predecessor Period was US$39.84 and US$32.81, respectively. The fair value of a RSU is equal to the fair value of the underlying limited partner interests on the date of grant. The weighted average remaining contractual life for the RSUs outstanding as at 31 December 2019 (Successor) and 2018 (Predecessor) was 9.25 years and 6.19 years, respectively.

Others

In 2014, the Partnership granted share options and RSUs to senior executives that contain service vesting conditions. The share options and RSUs generally will become vested either (i) immediately upon grant; or (ii) vest over a one to four-year period. The share options and RSUs were accounted for as equity awards and were fully vested as of 31 December 2017. 5,349, 132,360 and 165,422 awards, were exercised during 2019 Predecessor Period, 2018 Predecessor Period and 2017 Predecessor Period, respectively. There were no outstanding options as of 18 December 2019.

There were no cancellations of any awards during the periods presented. The Group did not have any other share-based award schemes other than those disclosed above.

The share-based compensation expense recognized for all the above-mentioned equity-settled share-based payment transactions amounted to RMB10,514, RMB34,403, RMB18,418 and RMB22,850, respectively, for the Successor Period, 2019 Predecessor Period, 2018 Predecessor Period and 2017 Predecessor Period, respectively.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

23.	Business Combination

On 18 December 2019, NFH consummated the Business Combination (Note 1) to integrate the Partnership, a private healthcare provider in the PRC with a nationwide footprint. The purchase consideration for the Business Combination consists of cash, issuance of NFH ordinary shares, and issuance of NFH Awards. The fair values of the identifiable assets and liabilities of the Partnership and its subsidiaries as at the Closing Date were as follows:

Fair value recognized on acquisition
Property and equipment	1,938,737
Intangible assets	2,585,198
Right-of-use assets	1,778,337
Deferred tax assets	59,483
Other non-current assets	96,585
Inventories	57,910
Trade receivables	248,631
Amounts due from related parties	143
Prepayments and other current assets	264,223
Restricted cash	350
Cash and cash equivalents	387,162
Trade payables	(124,480)
Contract liabilities	(353,267)
Accrued expenses and other current liabilities	(756,815)
Amounts due to related parties	(2,193)
Tax payable	(20,584)
Interest-bearing bank borrowings	(394,333)
Lease liabilities	(1,778,336)
Deferred tax liabilities	(682,328)
Other non-current liabilities	(9,462)
Total identifiable net assets at fair value	3,294,961
Non-controlling interests	(237,237)

Goodwill on acquisition	6,056,253

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

23.	Business Combination continued

The fair values of the trade receivables as at the date of acquisition amounted to RMB248,631. The gross contractual amounts of trade receivables was RMB330,439, RMB81,808 of which is expected to be uncollectible.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities. There were no favourable or unfavourable terms of the leases relative to market terms.

The following summarizes the total purchase consideration:

	Notes	Value
Cash consideration		7,941,232
Issuance of NFH ordinary shares	(i)	1,036,842
Issuance of NFH Awards	(ii)	135,903
Total consideration		9,113,977

(i) NFH issued 14,657,361 ordinary shares as part of the purchase consideration. The fair value of these NFH ordinary shares was US$10.11 per share, which is the closing price of NFH ordinary shares on the Closing Date.

(ii) 3,998,314 NFH Awards were issued to replace the Partnership Awards (Note 22). The acquisition date fair value of the Partnership Awards attributed to pre-combination service was included in the purchase consideration. The acquisition date fair value of the Partnership Awards attributed to post-combination service, and the Incremental Compensation (Note 2.4) of RMB1,253 is recognized as post-combination remuneration expense in the Successor Period and thereafter.

An analysis of the cash flows in respect of the Business Combination is as follows:

Cash consideration	(7,941,232)
Cash and bank balances acquired	387,162
Net outflow of cash and cash equivalents	(7,554,070)
Transaction costs of the acquisition	(229,057)
(7,783,127)

The Group incurred transaction costs of RMB311,337 for this acquisition. Transaction costs of RMB54,470 related to a bank borrowings and issuance of equity instruments were deducted from the proceeds of the corresponding borrowing and equity securities issued. The remaining RMB256,867 is included in operating expenses.

Since the acquisition, the Partnership contributed RMB80,035 to the Group’s revenue and RMB196,987 to the consolidated loss for the Successor Period.

Had the combination taken place at the beginning of 2019, the revenue and the loss of the Group for the year ended 2019, respectively, would have been RMB2,449,202 and RMB496,318, respectively.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

24.	Notes to the consolidated statement of cash flows

(a)	Major non-cash transactions

The Group had non-cash additions to right-of-use assets and lease liabilities of RMB23,531 and RMB23,531, respectively, in respect of lease arrangements for buildings during 2019 Predecessor Period (2018 Predecessor Period and 2017 Predecessor Period: nil). RMB29,241 were deducted from the cash consideration paid to the senior executives in lieu of full settlement of the advances due to the Partnership upon the completion of the Business Combination (Note 23).

(b)	Changes in liabilities arising from financing activities:

	Period from 19 December to 31 December 2019		Period from 1 January to 18 December 2019		Year ended 31 December 2018	Year ended 31 December 2017
	Successor (NFH)		Predecessor (HHH)
	Interest- bearing loans and borrowings	Lease liabilities	Interest- bearing loans and borrowings	Lease liabilities	Interest- bearing loans and borrowings	Interest- bearing loans and borrowings
At the end of the last period	2,071,103	-	407,592	-	279,533	131,110
Effect of adoption of IFRS 16	-	-	-	1,815,187	-	-
At the beginning of the period	2,071,103	-	407,592	1,815,187	279,533	131,110
Changes from financing cash flows	-	(9,702)	(22,097)	(167,864)	103,635	166,449
Foreign exchange movement	(4,178)	-	8,838	-	24,424	(18,026)
Interest expense	-	3,716	-	102,523	-	-
New leases	-	-	-	23,531	-	-
Accrued but unpaid rent	-	(20,647)	-	(303)	-	-
Business Combination (Note 23)	394,333	1,778,336	-	-	-	-
Lease modification	-	-	-	5,262	-	-
At the end of the period	2,461,258	1,751,703	394,333	1,778,336	407,592	279,533

(c)	Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019
	Successor (NFH)	Predecessor (HHH)
Within financing activities	9,702	167,864

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

25.	Commitments and contingencies

(a)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but not yet paid were as follows :

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)

Contracted, but not provided for:
Property and equipment	398,189	643,175

(b)	Operating lease commitments as of 31 December 2018

Future minimum rentals payable under non-cancellable operating leases as at 31 December 2018 (Predecessor) were as follows:

31 December 2018
Buildings:
- Within 1 year	194,603
- Within 1 year to 5 years	666,297
- Over 5 years	1,781,705
2,642,605

(c)	The Group has no lease contracts that have not yet commenced as at 31 December 2019.

(d)	Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

26.	Financial instruments by category

The carrying amounts of each of the categories of financial instruments as at the end of the reporting periods are as follows:

Financial assets

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
	Financial assets at amortized cost	Financial assets at amortized cost
Trade receivables	215,376	181,127
Amounts due from related parties	66,923	32,670
Financial assets included in prepayments and other current assets	10,019	5,888
Restricted cash	377,065	26,622
Cash and cash equivalents	1,353,300	596,613
	2,022,683	842,920

Financial liabilities

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
	Financial liabilities at amortized cost	Financial liabilities at amortized cost
Trade payables	99,082	76,107
Interest-bearing bank borrowings	2,461,258	407,592
Lease liabilities	1,751,703	-
Amounts due to related parties	4,045	2,541
Financial liabilities included in accrued expenses and other current liabilities	542,618	616,526
	4,858,706	1,102,766

The carrying amount of the long-term interest-bearing borrowings approximate its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The carrying amounts of the Group’s remaining financial instruments approximate their fair values due to the short-term maturities of these instruments.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

27.	Financial risk management objectives and policies

The Group's principal financial instruments comprise interest-bearing bank borrowings, restricted cash and cash and cash equivalents. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The main risks arising from the Group's financial instruments and the Group’s policies for managing each of these risks and they are summarized below.

Interest rate risk

During the periods presented, the Group's exposure to the risk of changes in market interest rates relates primarily to the Group's bank borrowings with floating interest rates. Management closely monitors the fluctuation of such rates periodically.

If interest rates had been 50 basis points higher/lower with all other variables held constant, pre-tax profit/loss for the Successor Period, 2019 Predecessor Period, 2018 Predecessor Period and 2017 Predecessor Period would have been RMB509, RMB1,972, RMB2,045 and RMB1,355 lower/higher, respectively, arising mainly as a result of higher/lower interest expense on floating rate borrowings.

Foreign currency risk

The Group has currency exposures primarily from its interest-bearing bank borrowings, receivables, payables and cash and cash equivalents denominated in US$. The Group currently does not use any derivative contracts to hedge its exposure to foreign currency risk but management closely monitors the impact of the international foreign currency market on the change of exchange rates. At 31 December 2019 (Successor) and 2018 (Predecessor), if the RMB had strengthened/weakened 1% against the US$ with all other variables held constant, pre-tax profit/loss would have been RMB13,748 lower/ higher and RMB5,334 higher/lower, respectively.

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

27.	Financial risk management objectives and policies continued

Credit risk

Credit risk mainly arises from cash and cash equivalents, restricted cash and trade receivables. The Group maintains all its cash and cash equivalents and restricted cash in banks and financial institutions with good credit rating and no recent history of default. Therefore, there is no significant credit risk on such assets being exposed to losses.

The Group assesses a patient’s ability to pay based on the patient’s financial capacity and intention to pay considering all relevant facts and circumstances, including pre-clearance with the patient’s respective insurance company, and past experiences with that patient or patient class. For certain patient classes, the Group requires substantial deposits or full payment before the patient is discharged. Based on the above, the Group concludes that collectability is probable for each patient based on its procedures performed prior to accepting each patient and on its historical experience with each patient class while also accepting that there is some credit risk inherent with some patient classes. The Group applies the simplified approach to its trade receivables to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected credit loss provision for trade receivables. The Group’s historical experience in collection of trade receivables falls within the recorded allowance and the management is of the opinion that adequate provision for uncollectible receivables has been made in the consolidated financial statements.

To measure the expected credit losses of trade receivables excluding impaired receivables, trade receivables have been grouped mainly based on shared credit risk characteristics and the days past due. The expected credit loss model also incorporates forward-looking information. The Group has performed historical analysis and identified the key economic variables impacting credit risk and expected credit losses. It considers available reasonable and supportive forwarding-looking information. Specifically, the following indicators are incorporated:

•	internal credit rating

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the borrower’s ability to meet its obligations

•	actual or expected significant changes in the operating results of individual debtors

•	significant changes in the expected performance and behaviour of the debtors

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

27.	Financial risk management objectives and policies continued

Credit risk continued

Maximum exposure and year-end staging

The carrying amounts of the Group's cash and cash equivalents, restricted cash, and trade receivables represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The tables below show the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at 31 December.

As at 31 December 2019 (Successor)	12-month ECLs	Life-time ECLs
	Stage 1	Simplified approach	Total
Trade receivables*	-	280,250	280,250
Amounts due from related parties
-Normal**	66,923	-	66,923
Financial assets included in prepayments and other current assets
-Normal**	10,019	-	10,019
Restricted cash
-Not yet past due	377,065	-	377,065
Cash and cash equivalents
-Not yet past due	1,353,300	-	1,353,300
	1,807,307	280,250	2,087,557

As at 31 December 2018 (Predecessor)	12-month ECLs	Life-time ECLs
	Stage 1	Simplified approach	Total
Trade receivables*	-	256,423	256,423
Amounts due from related parties
-Normal**	32,670	-	32,670
Financial assets included in prepayments and other current assets
-Normal**	5,888	-	5,888
Restricted cash
-Not yet past due	26,622	-	26,622
Cash and cash equivalents
-Not yet past due	596,613	-	596,613
	661,793	256,423	918,216

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

27.	Financial risk management objectives and policies continued

Credit risk continued

Maximum exposure and year-end staging continued

* For trade receivables to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in Note 15 to the financial statements, respectively.

**The credit quality of amounts due from related parties and the financial assets included in prepayments and other assets is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

Trade receivables do not require collateral as they are mainly due from reputable insurance companies. There is no concentration of credit risk with respect to trade receivables because no individual debtor contributed more than 10% of the Group’s trade receivables.

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows; changes in the overall demand for services; competitive pressures due to existing competitors; new trends in new technologies and industry standards; changes in certain strategic relationships or supplier relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

There was no individual customer that contributed more than 10% of the Group’s revenue during the periods presented. There was no individual supplier that contributed more than 10% of the Group’s operating expenses during the periods presented.

Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group in and aggregated by group finance. Group finance monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group's debt financing plans, and covenant compliance.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

27.	Financial risk management objectives and policies continued

Liquidity risk continued

The maturity profile of the Group's financial liabilities as at 31 December 2019 (Successor) and 2018 (Predecessor), based on the contractual undiscounted payments, is as follows:

Successor (NFH)	On demand	Within one year	In the second year	In the third to fifth year	Over five years
Year ended 31 December 2019
Interest-bearing loans and borrowings	-	550,056	143,023	865,053	1,712,493
Lease liabilities	-	193,041	177,846	516,066	1,868,076
Trade payables	99,082	-	-	-	-
Financial liabilities included in accrued expenses and other current liabilities liabilities	542,618	-	-	-	-
Amounts due to related parties	4,045	-	-	-	-

Predecessor (HHH)	On demand	Within one year	In the second year	In the third to fifth year	Over five years
Year ended 31 December 2018
Interest-bearing loans and borrowings	-	40,463	74,398	262,333	159,068
Trade payables	76,107	-	-	-	-
Financial liabilities included in accrued expenses and other current liabilities	616,526	-	-	-	-
Amounts due to related parties	2,541	-	-	-	-

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize equity interests holders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to equity interests holders or issue new shares (Successor)/LP Interests (Predecessor). The Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing bank borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call the borrowings. There have been no breaches of the financial covenants of any interest-bearing borrowings during the periods presented. No changes were made in the objectives, policies or processes for managing capital during the periods presented.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt divided by total capital. Total debt represented total borrowings (including “long-term interest-bearing bank borrowings and current interest-bearing bank borrowings” as shown in the consolidated balance sheet). Total capital is calculated as “equity” as shown in the consolidated balance sheet plus total debt.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

27.	Financial risk management objectives and policies continued

Capital management continued

The gearing ratios at 31 December were as follows:

	31 December 2019	31 December 2018
	Successor (NFH)	Predecessor (HHH)
Total debt (Note 18)	2,461,258	407,592
Equity	8,171,180	3,308,032

Total capital	10,632,438	3,715,624

Gearing ratio	23.1%	11.0%

28.	Events after the reporting period

The wide spread of the novel coronavirus (COVID-19) in the PRC since January 2020 is a fluid and challenging situation facing all industries. If the COVID-19 outbreak is not effectively controlled in a short period of time, the Group’s business and results of operations could be adversely affected to the extent the COVID-19 outbreak harms the PRC or world economy generally, or otherwise harms the business of the Group’s customers, which in turn may have a negative impact on the demands for the Group’s services. The Group considers this outbreak to be a non-adjusting post balance sheet event.  Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

On 31 March 2020, the board of directors of the Company approved to dispose 80% of the equity interests in a wholly-owned subsidiary of the Company, Beijing Youhujia Healthcare Management Co. Ltd., which is mainly engaged in the provision of matron services for a total consideration of RMB 4,000, to Shanghai YD Care Medical Technology Co. Ltd., a related party. The consideration was determined with the assistance of an independent qualified valuer.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

29.	Statement of Financial Position of the Company

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

2019

ASSETS
Non-current assets
Investments in subsidiaries	9,304,277
Total non-current assets	9,304,277

Current assets
Amounts due from related parties	7,381,011
Prepayments and other current assets	280
Cash and cash equivalents	6,794
Total current assets	7,388,085

TOTAL ASSETS	16,692,362

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	4,949
Amounts due to related parties	8,219,821
Total current liabilities	8,224,770

Net current liabilities	(836,685)

Total assets less current liabilities and net assets	8,467,592

Net assets	8,467,592

EQUITY
Share capital	91
Capital surplus	8,430,405
Reserves	6,174
Accumulated deficit	30,922
Total equity	8,467,592

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

29.	Statement of Financial Position of the Company continued

A summary of the Company’s reserves is as follows:

	Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total
Balance at 19 December 2019	8,419,891	3,619	45,724	8,469,234
Loss for the period	-	-	(14,802)	(14,802)
Other comprehensive income for the period:
Exchange differences related to foreign operations	-	2,555		2,555
Total comprehensive income/(loss) for the period	-	2,555	(14,802)	(12,247)
Recognition of share-based compensation expenses	10,514	-	-	10,514
Balance at 31 December 2019	8,430,405	6,174	30,922	8,467,501

The Company’s financial statements should be read in conjunction with the Group’s consolidated financial statements.

30.	Approval of the consolidated financial statements

The consolidated financial statements were approved and authorised for issue by the board of directors on 31 March 2020.

