Form 20-F
period 2020-12-31
New Frontier Health Corp
filed 2021-06-04
CIK 1737422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Copies to:
Joel L. Rubinstein
Jonathan P. Rochwarger
Elliott M. Smith
White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Tel: (212) 819-8200

Fax: (212) 354-8113

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

131,356,980 ordinary shares were issued and outstanding as of December 31, 2020.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

☐    Yes ☒    No

Explanatory Note

The consolidated financial statements and other financial information in this annual report on Form 20-F (i) include our consolidated financial statements as of and for the year ended December 31, 2020, and (ii) reflect a restatement of our consolidated financial statements as of December 31, 2019 and for the period from December 19, 2019 to December 31, 2019 (the “Affected Period”), and related disclosures.

Restatement Background

On April 12, 2021, the staff of the SEC issued a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Statement”). The Statement addresses certain accounting and reporting considerations related to warrants similar to those issued by New Frontier Corporation (“NFC”) at the consummation of its initial public offering on 3 July 2018 (“Issuance Date”). As a result of the Statement, New Frontier Health Corporation (the “Company”) reevaluated the accounting treatment of (i) the 14,375,000 public warrants that were included in the units issued by NFC in its initial public offering in July 2018 (the “IPO”), (ii) the 7,750,000 warrants that were issued in a private placement to New Frontier Public Holding Ltd. (the “Sponsor”) closed concurrently with the closing of the IPO and (iii) 4,750,000 forward purchase warrants issued to certain accredited investors in a private placement transaction in July 2018. The public warrants, private placement warrants and the forward purchase warrants are all subject to the same warrant agreement, and are collectively, hereinafter referred to as “Warrant” or “Warrants”. The Company previously accounted for the Warrants as components of equity.

Based on International Financial Reporting Standards (“IFRS”) 9, Financial Instruments and International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation, we concluded the Warrants contain a cashless exercise feature that do not meet the fixed-to-fixed rule under IAS 32.16 (b) (ii). Thus, the Warrants issued by NFC should be accounted for as a financial liability from Day 1(i.e. issuance date) of the Warrants with changes in fair values recognized in profit and loss.

As discussed in further detail below and in Note 31 to the accompanying consolidated financial statements, the restatement is the result of a misapplication of the guidance on accounting for our issued warrants, which was brought to light by the Statement. We evaluated the impact of this misapplication on the consolidated financial statements listed above and concluded that the impact was potentially material to those financial statements from a quantitative standpoint. Consequently, we have restated the consolidated financial statements identified above. All amounts in this Annual Report affected by the restatement adjustments reflect such amounts as restated.

The Audit Committee, together with management, determined that the consolidated financial statements in the Affected Period should be restated to reflect the Warrants as financial liabilities. The Warrants, therefore, should be initially measured at fair value; and changes in fair value are subsequently recognized in profit or loss.

For more information about the restatement, see Note 31. “Restatement of Previously Issued Consolidated Financial Statements” of our consolidated financial statements included elsewhere in this annual report on Form 20-F. The combined impact of the adjustments to the applicable line items in our consolidated financial statements for the period presented are provided in the tables included in this Note 31.

Our shareholders should no longer rely on our financial statements included in our previous annual reports filed on Form 20-F, to the extent relevant to the restatement herein.

In connection with the restatement, management has concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2020, due to a material weakness in internal control over financial reporting related to the accounting for the Warrants. For a discussion of management’s consideration of our disclosure controls and procedures, internal controls over financial reporting, and the material weaknesses identified, see “Item 3. Key Information — D. Risk Factors —If we fail to implement and maintain an effective system of internal controls over financial reporting to remediate our material weakness, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.” and Part II, Item 15, “Controls and Procedures” of this Form 20-F.

The following items in this annual report on Form 20-F contain financial information that have been amended principally as a result of, and to reflect, the restatement of our consolidated financial statements:

Part I, Item 3. Key Information

Part I, Item 5. Operating and Financial Review and Prospects

Part II, Item 15. Controls and Procedures

Part II, Item 18. Financial Statements

The restatement of our consolidated financial statements reflected in this annual report on Form 20-F shall not be deemed an admission that the historical annual reports on Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

TABLE OF CONTENTS

PART I

i

ii

PART III

Item 17	FINANCIAL STATEMENTS	104
Item 18	FINANCIAL STATEMENTS	104
Item 19	EXHIBITS	104

iii

PART I

INTRODUCTORY NOTE

On December 18, 2019, New Frontier Health Corporation (formerly known as New Frontier Corporation (“NFC”), consummated the previously announced business combination (the “Business Combination”) pursuant to the Transaction Agreement, dated as of July 30, 2019 (the “Transaction Agreement”), by and among NFC, NF Unicorn Acquisition L.P., a Cayman Islands exempted limited partnership and wholly owned indirect subsidiary of NFC, Healthy Harmony Holdings, L.P., a Cayman Islands exempted limited partnership (“Healthy Harmony”), Healthy Harmony GP, Inc., a Cayman Islands exempted company and the sole general partner of Healthy Harmony (“HH GP”) and the sellers named therein, pursuant to which, on December 18, 2019 (the “Closing”), NFC (i) indirectly acquired 100% of the outstanding equity interests in Healthy Harmony and HH GP for approximately $1.3 billion in the aggregate and (ii) changed its name from New Frontier Corporation to New Frontier Health Corporation. The business operations of Healthy Harmony are conducted under the brand name “United Family Healthcare” and, together with HH GP, are referred to collectively herein as “UFH.”

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

Item 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3	KEY INFORMATION

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

Prior to the business combination, NFC was a blank check company with nominal operations. On December 18, 2019, we completed the business combination, whereby we acquired UFH. In the business combination, NFC was deemed the accounting acquirer and UFH was deemed the acquiree, and our accounting predecessor. As a result of the application of the acquisition method of accounting as of the effective time of the business combination, the accompanying summary historical financial information includes a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable. The periods presented from December 19, 2019 through December 31, 2019 and the year ended December 31, 2020 are the “Successor periods”. The periods presented from January 1, 2019 through December 18, 2019 and the year ended December 31, 2018 are the “Predecessor periods”.

The following tables set forth summary consolidated financial information as of December 31, 2020 (Successor) and December 31, 2019 (Successor), the year ended December 31, 2020 (Successor), from December 19, 2019 through December 31, 2019 (Successor), from January 1, 2019 through December 18, 2019 (Predecessor) and the year ended December 31, 2018 (Predecessor). The consolidated financial information is derived from the audited consolidated financial statements included elsewhere in this prospectus.

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

The consolidated financial statements are stated in thousands of Renminbi (“RMB”).

	Predecessor		Successor
	Year Ended December 31 2018	Period from January 1 to December 18 2019	Period from December 19 to December 31 2019	Year Ended December 31 2020
			(Restated)
(in thousands)	RMB	RMB	RMB	RMB
Statement of Profit or Loss and Other Comprehensive Income Data:
Revenues	2,058,779	2,369,167	80,035	2,260,505
Net loss	(154,046)	(228,378)	(237,889)	(531,854)
Statement of Cash Flows Data:
Net cash provided by/(used in) operating activities	130,980	316,639	(80,432)	265,215
Net cash used in investing activities	(534,948)	(341,771)	(45,671)	(319,689)
Net cash provided by/(used in) financing activities	103,635	(189,961)	(9,702)	(631,234)

	Successor
	December 31 2019	December 31 2020
	(Restated)
	RMB	RMB
Statement of Financial Position Data:
Total assets	14,649,635	13,415,541
Total liabilities	6,540,858	5,744,153
Total equity	8,108,777	7,671,388

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

Our premises are all leased from third parties, and in general have fixed terms. Approximately 9% of our leases in terms of the lease contract value are up for renewal in the next five years. If we are unable to renew our leases, or our leases are terminated before the lease ends, our existing operations may need to be relocated and we would have to pay the associated expenses of relocation, which could be significant. Operation relocation may have negative impacts on our business, including but not limited to: reduced patient volumes if a new location is inconvenient for existing patients; pressure on physician or administration teams if a new location is inconvenient for existing staff; reductions in available space for operations at a new location; less attractive lease terms at a new location; unanticipated capital expenditures to renovate a new location; and possible extra rent expense as we pay rent for a new location during construction and fit-out while a previous location continues operations. For example, the lease of one of the buildings of Beijing United Family Hospital (“BJU”), which covers a total of 6,184 square meters of leased area expired on December 31, 2020, and an extension agreement has not yet been reached. As a result, it is anticipated that a majority of the clinics will be relocated to Building 2, in addition to newly leased, street-front commercial space adjacent to the hospital. Patient maternity rooms that were in Building 1 will be supplemented by a space in the new Beijing United Family Women and Children’s Facility, which was completed in late March 2021.The relocation may cause disruption of the operations and business of BJU and cause significant relocation expenses. In addition, BJU’s operations and financial performance may be temporarily materially impacted. Any of these factors may have an adverse effect on our business and results of operations.

Expansion of private healthcare services to reach the Chinese population depends to some extent on the development of insurance products that are not widely available or used.

Expected growth of commercial medical insurance products availability and consumption by the Chinese population is an assumption for our growth and investment decisions. Currently, commercial medical insurance is not generally purchased by the majority of the Chinese population; however, according to the China Insurance Yearbook, gross written commercial health insurance premiums sold in China increased from approximately $12 billion in 2012 to approximately $76 billion in 2018. This rapid growth is anticipated to continue in the future. Furthermore, reimbursement under Chinese government public healthcare insurance is either not enough to cover the entire cost or partial cost of services at private healthcare facilities like ours, consequently, our patients often have to pay for their procedures themselves. This limitation may impede the attractiveness of our services as compared to services at public hospitals for which government benefits provide coverage, especially during economic downturns. As part of our expansion plans, we intend to implement initiatives to increase the number of our local Chinese patients, including increasing marketing outreach and piloting new commercial insurance products primarily targeted at local Chinese patients. If we are not able to achieve success with these initiatives or the commercial insurance industry does not grow as expected, our ability to continue to grow our business may be materially adversely affected.

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

More recently, in December 2019, a novel strain of coronavirus, or COVID-19, was first identified in Wuhan, China, and subsequently spread throughout China and the rest of the world. The Chinese central government and local government in Wuhan and other cities in China introduced various temporary measures to contain the coronavirus outbreak, such as extension of the Lunar New Year holiday, travel restrictions, and voluntary and involuntary quarantines, which have impacted national and local economies to varying degrees. As a result, our operations have been impacted by temporary delays in business activities, commercial transactions and general uncertainties surrounding the duration of the government’s extended business and travel restrictions. In addition, our business operations could be disrupted if any of our employees contracts or is suspected of contracting the coronavirus or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection. Also, changes in patient healthcare consumption habits as a result of the epidemic, or patients voluntarily leaving China temporarily or permanently in response to this epidemic, have had and could continue to materially impact our business in the future. If our patient volume continues to decline, or if such patients do not return in the future, our business and results of operations will be significantly adversely affected. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

As of April 2021, the number of COVID-19 cases in China has been significantly reduced, but the number of cases are increasing globally, the effects of which have and may continue to materially and negatively impact our business, through lower international travel and commerce, interrupted supply chains, international recruiting difficulty, general international economic softness leading to lower consumer sentiment and spending, as well as numerous other unknown and unforeseeable negative consequences which could negatively impact our operations and business. In addition, any future health pandemic or similar outbreak could severely restrict the level of economic activity in affected areas, which could have a material adverse effect on our business and results of operations.

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

Our Beijing, Shanghai, Tianjin, Qingdao and Guangzhou healthcare facilities compete with a large number and variety of healthcare facilities in their respective markets. There are many public Chinese hospitals and many of these offer so called “VIP” services, which cater mostly to the affluent Chinese market as well as some foreign residents, and also international clinics serving the expatriate and diplomatic communities and affluent Chinese population. There can be no assurance that these or other hospitals, clinics or facilities will not commence or expand their operations, which could increase competition and potentially affect our market position. Further, there can be no assurance that a qualified Western-style or other healthcare organization, having greater resources in the provision or management of healthcare services, will not enter the market and provide similar services to those being provided by us in any of the cities in which we currently operate or plan to expand. Any shift in the competitive landscape could adversely affect our business, such as driving down market perception on prices for private healthcare services.

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

We generate 100% of our revenue and incur approximately 98% of our expenses in Chinese Yuan (“RMB”) within China. The RMB is not freely traded and is closely controlled by the Chinese government and so the value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, the political situation as well as economic policies and conditions. In addition, it is difficult to predict how market forces or Chinese or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

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

We consider our brand name to be critical to our success. In addition, our continued ability to differentiate our business from the other premium private healthcare providers and other potential new entrants would depend substantially on our ability to preserve the value of our brand name. We rely on trademark law, company brand name protection policies, and agreements with our employees, patients and business partners to protect the value of our brand name. In particular, the UFH brand name has been registered as a “well-known trademark” by the Trademark Office of the State Administration for Market Regulation of the People’s Republic of China (which had been reorganized as the Trademark Office of National Intellectual Property Administration since March 2018). We have also completed the trademark registration process and have been licensed to use several other related trademarks and we currently have 72 trademarks registered under the name of our wholly foreign-owned enterprise, United Family Healthcare Management Consulting (Beijing) Co., Ltd. (the “UFH (WFOE)”), and 178 trademarks registered under the name of Chindex Inc., one of our subsidiaries. However, there can be no assurance that the measures taken by us in this regard are adequate to prevent or deter infringement or other misappropriation of our brand name. Among others, we may not be able to detect unauthorized use of our brand name or copycat in a timely manner because our ability to determine whether other parties have infringed our brand name is generally limited to information from publicly available sources. In order to preserve the value of the UFH brand name, we may have to take legal action against third parties. Nonetheless, because the validity, enforceability and scope of trademark protection in China is uncertain and still evolving, we may not be successful in litigation. Further, future litigation may also result in substantial costs and diversion of our resources and disrupt our business.

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

If we fail to implement and maintain an effective system of internal controls over financial reporting to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting starting with this Annual Report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As reported in our Annual Report on Form 20-F for the year ended December 31, 2019, we concluded that we had a material weakness relating to the lack of sufficient financial reporting personnel with requisite knowledge and experience in application of SEC rules. As of December 31, 2020, we remediated this material weakness by implementing corrective measures noted in Item 15 “Management's Report on Internal Control Over Financial Reporting” of this Annual Report on Form 20-F.

As reported in this Annual Report on Form 20-F, we concluded that we had a material weakness relating to our accounting for the Warrants issued by NFC at the time of its initial public offering in July 2018. Specifically, the Company's controls to evaluate the accounting for the Warrants issued by NFC in July 2018 did not operate effectively to appropriately apply the provisions of IAS 32.16. We are developing and implementing a remediation plan to address the material weakness related to the accounting for the warrants. We cannot assure you that we will be able to resolve the material weakness in internal control over financial reporting in a timely and effective manner. A significant deficiency or material weakness in our internal control over financial reporting could be identified in the future. Our independent registered public accounting firm was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2020. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.

This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our debt could impair our financial condition and prevent us from fulfilling our business obligations.

In connection with the closing of the business combination, NF Unicorn Chindex Holding Limited, our wholly owned indirect subsidiary, entered into seven-year senior secured credit facility in an aggregate amount of RMB2,094.6 million (i.e., the RMB equivalent of  $300.0 million) with China Merchants Bank Co., Ltd., New York Branch and Shanghai Pudong Development Bank Putuo Sub-Branch as arrangers and original lenders (the “Senior Secured Term Loan”), which funds were used to finance the business combination (in part). As of December 31, 2020, we had total indebtedness of approximately RMB2,060.7 million and cash on hand of approximately RMB640.4 million. Such indebtedness could affect our future operations, for example by:

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

New Frontier Public Holding Ltd. (the “Sponsor”) has significant influence over us.

The Sponsor beneficially owns approximately 12.4% of our ordinary shares (including warrants to purchase ordinary shares). In addition, in connection with the closing of the business combination, the Sponsor entered into (i) certain irrevocable proxies with certain shareholders, pursuant to which such shareholders agreed to grant an irrevocable proxy to the Sponsor to exercise all voting rights attaching to any ordinary shares held by such shareholders at all of our shareholder meetings, and (ii) certain director support agreements with certain shareholders, pursuant to which each such shareholder agreed to, at any of our shareholder meetings, vote all of the ordinary shares directly or indirectly owned or controlled by such shareholder or its affiliates or over which such shareholder or any of its affiliates has voting power to elect each and every person who is nominated by the Sponsor or whom is voted in favor of by the Sponsor to serve as a director of us. As a result of the entry into the aforementioned agreements, as of December 31, 2020, the Sponsor had the power to indirectly control approximately 57.4% of our outstanding ordinary shares (including warrants to purchase ordinary shares). As long as the Sponsor owns or controls a significant percentage of our outstanding voting power, it will have the ability to strongly influence all corporate actions requiring shareholder approval.

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

As a result, the Sponsor’s interests may not align with the interests of our other shareholders. The Sponsor is affiliated with New Frontier Group Ltd. (“NFG”), which is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Charter provides that we renounce any interest or expectancy in the business opportunities of the Sponsor and its directors, managers, officers, members, partners, managing members, employees and/or agents and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.

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

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning our business or the industries in which we operate in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	our ability to market new and enhanced products and services on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of our ordinary shares available for public sale;

•	changes in our board or management;

•	sales of substantial amounts of ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;

•	the proposed acquisition of all of our outstanding ordinary shares and warrants not already beneficially owned by New Frontier Public Holding Ltd. (“NFPH”), Carnival Investments Limited, a company affiliated with Leung Kam Chung (the “Chairman”), Roberta Lipson and her affiliates (collectively, the “CEO”), Max Rising International Limited, a company affiliated with Carl Wu (the “President”), Ying Zeng (the “COO”), Vivo Capital Fund IX (Cayman), L.P.(“Vivo”), NF SPAC Holding Limited and Sun Hing Associates Limited (together with NF SPAC Holding Limited, “Nan Fung”), Brave Peak Limited (“Shimao”), Aspex Master Fund (“Aspex”), Smart Scene Investment Limited (“Hysan”), and LY Holding Co., Limited (“LY” and, together with NFPH, the Chairman, the CEO, the President, the COO, Vivo, Nan Fung, Shimao, Aspex and Hysan, the “Buyer Group”) or their affiliates, in a proposed going private transaction; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

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

There can be no assurance that any definitive offer will be made with respect to the going private transaction proposed by the Buyer Group, that any agreement will be executed or that this or any other transaction will be approved or consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ordinary shares and warrants.

On February 9, 2021, our board of directors received a preliminary non-binding proposal letter from the Buyer Group proposing to acquire all of our outstanding ordinary shares not already owned by the Buyer Group or their affiliates for US$12.00 per share in cash in a going private transaction. For more details, see “Item 4.A. History and Development of the Company — Proposed Going Private Transaction.” There can be no assurance that any definitive offer will be made, that any agreement will be executed or that any proposed going private transaction will be approved or consummated. These uncertainties may increase the volatility of the market price of our ordinary shares and have a material adverse effect on the market price of our ordinary shares.

The proposed going private transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we sign any definitive agreement with the Buyer Group, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction. Also, any development of the going private transaction, such as entering into or termination of any definitive agreement, may increase volatility of the trading price of our securities.

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

The Foreign Investment Law and Implementing Regulations of the Foreign Investment Law came into effect on January 1, 2020, replaced the trio of existing laws regulating foreign investment in China, namely, the Law of the People’s Republic of China on China-Foreign Equity Joint Venture (the “EJV Law”), the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises and the Law of the People’s Republic of China on China-Foreign Contractual Joint Ventures (together with the EJV Law, the “JV Laws”), each of which applied to some entities incorporated in China and controlled (directly or indirectly) by us. The Foreign Investment Law embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Since the Foreign Investment Law became effective, uncertainties exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of ”foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

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

We generate 100% of our revenue and incur approximately 98% of our expenses in RMB within China, however, a portion of our earnings are typically transferred from China and converted into U.S. dollars or other currencies to pay certain of these expenses, including to service our offshore debt financing (which is denominated in RMB). The Chinese government imposes strict controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Specifically, under Chinese foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by or registered with China’s State Administration of Foreign Exchange, or “SAFE” or its authorized local branches. As such, we cannot assure you that we will able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China. In addition, it is possible that SAFE could impose new or increase existing restrictions on currency transfers or otherwise impose exchange controls that adversely affect our practices. Adverse actions by SAFE could also affect our ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions, which could adversely affect our business.

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

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s major assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, then we or any such subsidiaries could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income. In addition, we would also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of ordinary shares and dividends distributed to our non-PRC shareholders may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains or dividends are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ordinary shares.

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

We have adopted policies and procedures designed to ensure that the physicians, other medical professionals and staff who work at the facilities in our network reasonably comply with anti-corruption laws, rules and regulations. The Chinese government has increased its anti-bribery efforts to reduce improper payments and other benefits received by physicians, other medical professionals and staff in connection with the purchase of pharmaceuticals and the provision of healthcare services. There can be no assurance that our policies and procedures will effectively prevent any non-compliance with relevant anti-corruption laws, rules and regulations arising from actions taken by an individual physician, other medical professionals and staff without the knowledge of each medical facility in our network. If this occurs, the medical facilities and/or the physicians, other medical professionals and staff may be subject to investigations and administrative or criminal proceedings, and the reputation of the medical facilities in our network could be significantly harmed by any negative publicity stemming from such incidents, which may materially and adversely affect our business, financial condition and results of operations.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business, financial condition and results of operations.

Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters.

The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the National People’s Congress’s decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong and China and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the MOFCOM published new rules in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies.

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

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted. The HFCA Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final amendments to implement the HFCA Act. A registrant will not be required to comply with the amendments until the SEC has identified it as having a non-inspection year. As of the date of this Annual Report, the SEC is seeking public comment on this identification process. We are not required to comply with the amendments until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. If we are identified by the SEC as a registrant that will have to comply with the interim final amendments, we will be subject to additional submission and disclosure requirements. For example, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The SEC is seeking public comment on these submission and disclosure requirements and plans to separately address implementation of the trading prohibitions in the HFCA Act in the future.

There could be additional regulations or legislation that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President's Working Group on Financial Markets issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States, or the PWG Report. The PWG Report contained recommendations to address the lack of PCAOB inspection access. Some of these recommendations were implemented in the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, the PWG report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements, delisted from the NYSE and our ordinary shares and warrants will not be permitted for trading “over-the-counter” either. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

In February 2015, each of the “big four” accounting firms in China agreed to a censure and to pay a fine to the SEC to settle the dispute with the SEC. The settlement stayed the current proceeding for four years, during which time the firms were required to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If a firm did not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms. In addition, the limitations imposed by China on the production of work papers reflecting audit work performed in China could likewise result in the imposition of penalties on Healthy Harmony’s independent registered public accounting firm by the PCAOB or the SEC, such as suspensions of such audit firm’s ability to practice before the SEC. Under the terms of the settlement, the underlying proceeding against the “big four” accounting firms in China was deemed dismissed with prejudice four years after entry of the settlement. The fourth anniversary of the settlement was on February 6, 2019. We cannot predict if the SEC will further challenge the four firms as to their compliance with U.S. law in connection with U.S. regulatory requests for audit work papers, or if the results of the challenge would result in the SEC imposing penalties, such as suspensions. The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. If any additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including Ernst & Young Hua Ming LLP, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in their financial statements being determined to be not in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our ordinary shares may be adversely affected.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of China’s Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Status as a Foreign Private Issuer – U.S. investors may be unable to enforce certain judgments against us because we are incorporated and perform substantially all of our business outside of the U.S.” for risks associated with investing in us as a Cayman Islands company.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. A working committee will take the following factors into consideration when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; and (iv) any other relevant factors. In case it is confirmed that there exists unjustified extra-territorial application of foreign legislation and other measures, the MOFCOM may issue an injunction against such relevant foreign legislation and other measures. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

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

We are a Cayman Islands company and as such we are classified as a foreign enterprise under Chinese laws. Various laws, regulations and rules in China restrict foreign ownership in, and restrict foreign invested enterprises from holding, certain licenses required to operate healthcare-related businesses. Specifically, under the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2020 Version), medical institutions are currently on the “negative list” for foreign investment. As such, foreign investors are not allowed to own more than a 70% equity interest in newly invested institutions pursuant to the Interim Measures for Administration of China-Foreign Joint Venture and Cooperative Medical Institutions (the “Interim Measures”), which took effect in July 2000. In addition, the Interim Measures also set forth certain qualification requirements for foreign investors, such as requiring that such investors possess investment and operational experience in the medical sector. To comply with such restrictions, we have organized the remaining 30% of certain of our subsidiaries through a series of contractual arrangements as variable interest entities (the “Relevant Entities”). As a result of these contractual arrangements, we are able to control 100% of such entities (including the 30% held by the nominee shareholder(s)) and receive all of the economic benefits from the operations of these entities.

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

Item 4	INFORMATION ON THE COMPANY

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

UFH is a leading internationally accredited healthcare provider committed to providing comprehensive and integrated healthcare services in urban centers in China, and is one of the only comprehensive hospital and clinic operators in the country with a nationwide network. UFH’s patient base includes China’s rapidly growing upper middle class and expatriate communities. Our management believes UFH was the first foreign-invested expert medical hospital organization in China when it opened its first hospital in Beijing, Beijing United Family Hospital (“BJU”), in 1997. In addition, our management believes that BJU was one of the first such facilities approved by the Chinese government as a private enterprise to improve the availability of healthcare services in Beijing and was considered a testing ground for a new private healthcare regulatory regime overseen by the Ministry of Health (“MoH”) in an effort to make China a more attractive place for foreign investment and expatriate employees. Since the opening of BJU, UFH has expanded into several other Chinese markets including Shanghai, Guangzhou, Tianjin, and Qingdao as described below, and its patient base has expanded from predominantly expatriate to an increasingly local Chinese population.

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

In 2018, UFH opened two new hospitals, one in Shanghai’s Pudong district named Shanghai Xincheng United Family Hospital (“PDU”) with 100 licensed beds, and its first hospital in the southern city of Guangzhou. Guangzhou United Family Hospital (“GZU”) is currently the largest facility in the network in terms of size at 70,000 square meters, with 105 licensed beds and capacity to expand to 160 beds in the future. Also in 2018, UFH opened an international medical center for vaccinations and cancer care in Bo’ao, in Hainan province, setting a record for UFH expansion in one year. Each of UFH’s facilities are managed from UFH’s central offices in Beijing through a corporate department that centralizes administrative work for the UFH network, which enables cost and clinical efficiencies, as well as creates and implements consistent standards and patient experience.

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

In 2020, UFH started the main construction of Beijing Jingbei United Family Women’s and Children’s Hospital (“DTU”) in the north-central region of Beijing, a 200-licensed bed, approximately 22,200 square meter facility specialized in OB/GYN, pediatric, PPR, reproductive and other specialties. The facility was completed in March 2021 and operations are expected to commence in second quarter of 2021. UFH also acquired a 100% equity interest in Shanghai Precision Clinic Co., Ltd. (“Precision Clinic”) from an affiliate of New Frontier Group Ltd. and an unrelated party. This new facility is an outpatient primary care clinic of 1,050 square meters in Shanghai Xintiandi area, which had been renovated in mid-2019, with 12 patient consultation rooms, one treatment room, and one multi-purpose room. We expect that this acquisition will enable us to expand our outpatient clinic network to the center of Shanghai to better serve the community by providing more convenient locations and act as a feeder network to the Shanghai hospital facilities. Due to the COVID-19 pandemic, UFH continued to focus on ramp-up of new PXU, PDU and GZU, which Guangzhou clinic was integrated with GZU’s operation. Kangqiao clinic in Pudong District of Shanghai being constructed in 2019 and Hangzhou clinic were suspended due to market reorganization or expiration of the lease. UFH also completed the disposal of 80% equity interest in Beijing Youhujia Healthcare Management Co. Ltd. (“YHJ”) to one affiliate of New Frontier Group in April, 2020. YHJ will continue to support UFH’s postpartum rehabilitation business in the provision of postpartum nursing services while UFH will continue to provide YHJ with nursing training to help enhance service quality.

Proposed Going Private Transaction

On February 9, 2021, our board of directors received a preliminary non-binding proposal letter (the “Proposal Letter”) from New Frontier Public Holding Ltd. (“NFPH”), Carnival Investments Limited, a company affiliated with Leung Kam Chung (the “Chairman”), Roberta Lipson and her affiliates (collectively, the “CEO”), Max Rising International Limited, a company affiliated with Carl Wu (the “President”), Ying Zeng (the “COO”), Vivo Capital Fund IX (Cayman), L.P.(“Vivo”), NF SPAC Holding Limited and Sun Hing Associates Limited (together with NF SPAC Holding Limited, “Nan Fung”), Brave Peak Limited (“Shimao”), Aspex Master Fund (“Aspex”), Smart Scene Investment Limited (“Hysan”), and LY Holding Co., Limited (“Tingyi Group” and, together with NFPH Holding, the Chairman, the CEO, the President, the COO, Vivo, Nan Fung, Shimao, Aspex and Hysan, the “Buyer Group”) to acquire all outstanding ordinary shares (the “Shares”) of the Company not already beneficially owned by members of the Buyer Group or their affiliates in a going-private transaction for US$12.00 per share in cash in a going private transaction. Our board of directors subsequently received a clarification from representatives of the Buyer Group indicating that, the Buyer Group intends to also propose to acquire all of our outstanding warrants not already beneficially owned by members of the Buyer Group or their affiliates. As the date of this Annual Report, our board of directors has not received from the Buyer Group a proposal to acquire the warrants, nor any indication of the terms and conditions of any such proposal.

Our board of directors has formed a special committee consisting of three independent directors, Dr. Edward Leong Che-hung, Professor Frederick Ma Si-hang and Mr. Lawrence Chia, to consider the going private transaction. As of the date of this Annual Report, the special committee is still in the process of evaluating the proposal. No definitive offer has been made, nor has any definitive agreement been executed, with respect to the proposed going private transaction.

There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or consummated. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business and Financial Condition — There can be no assurance that any definitive offer will be made with respect to the going private transaction proposed by the Buyer Group, that any agreement will be executed or that this or any other transaction will be approved or consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ordinary shares and warrants.”

Capital Expenditures

For a description of UFH’s principal capital expenditures for the years ended December 31, 2018, 2019 and 2020 as well as those currently in progress, please see the section entitled “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

UFH’s facilities in Beijing, Tianjin, Shanghai, and Guangzhou are accredited by Joint Commission International (“JCI”), a U.S.-based nonprofit that accredits medical services around the world with a focus on patient safety. JCI accreditation involves a detailed audit of our standard of care, hospital processes, and certain operational benchmarks, and is periodically updated with new standards and benchmarks, and requires reaccreditation every three years. JCI accreditation is internationally recognized and certifies that a hospital meets and maintains an internationally recognized quality standard that we believe has become a hallmark of the UFH brand. UFH expects that all UFH facilities will be JCI accredited or eligible for such accreditation in our 2021 accreditation cycle. In addition, the pathology department of BJU is certified by the College of American Pathologies (“CAP”), which is considered a worldwide leader in laboratory quality assurance and in 2019, BJU received Good Clinical Practice, or GCP, approval from the China Food and Drug Administration, which allows the hospital to conduct clinical drug trials and further enhanced its reputation as a clinical research institution. As an internationally accredited healthcare network, UFH not only endeavors to provide healthcare services at a level fully compliant with, if not exceeding, such internationally-recognized standards, but also aims to manage its operations according to those standards, including those related to transparency, infection control, medical records, medical ethics, patient confidentiality and peer review.

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

Mr. Carl Wu, our President and Chairman of the Executive Committee oversees our day to day operations. Mr. Wu is the co-founder and CEO of New Frontier Group. Mr. Wu is an experienced healthcare entrepreneur and operator. He is the Co-founder and Executive Chairman of YD Care, Heal Oncology, Boxful Technology, and HelloToby Technology. Carl is also the Chairman of Care Alliance Health Group and NF GBA Health Group. Prior to founding New Frontier Group, Mr. Wu was a Managing Director at Blackstone and executed some of Blackstone’s most important investments in China. He was a founding member of Blackstone Asia and was instrumental in establishing Blackstone’s business across China.

Mr. David Zeng leads our business operations as Chief Operating Officer. Mr. Zeng is a Managing Director at New Frontier Group, primarily responsible for leading its investment efforts and the operations of portfolio companies. Mr. Zeng is also a current member of the board of directors of Care Alliance Health Group and NF GBA Health Group. Prior to joining New Frontier Group, Mr. Zeng was previously a member of Blackstone Group's Private Equity team in Hong Kong, where he led the execution of Blackstone’s key transactions in China. Mr. Zeng was also actively involved in the operations of Blackstone portfolio companies. He was most recently the interim CFO and Executive Director of Shya Hsin Packaging, where he led a number of key operational initiatives.

Dr. Alastair Pu Yan Mah, our Vice President of Medical Affairs, leads the Company’s medical team and is responsible for maintaining our safety and quality standards, medical education and clinical research. Dr, Mah has extensive experience in both public and private healthcare in Hong Kong and Australia. Recently Dr. Mah served as a Patient Safety and Risk Officer for the Hong Kong Health Authority. Prior to that, Dr. Mah served as Chief Medical Officer, group Chief Medical Officer and in various other executive positions for private and public healthcare organizations in Australia.

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

UFH’s main channels for acquiring patients vary, and depend on the service and the targeted patient population. These channels include walk-ins and patient tours, vouchers and coupons, print and digital advertising, direct business-to-business corporate sales, social media outreach through popular platforms such as Wechat, Dianping, Twitter, Facebook, and Chinese e-commerce platforms, including JD.com, T-mall store and the WeChat store, third-party sales contracting, professional partnerships with other organizations and UFH’s charity and community outreach efforts. UFH is committed to serving the communities in which it operates by providing such communities with health and wellness education solutions, first aid and CPR training, stress management and pollution risk assessment.

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

UFH’s northern China operations consist of five hospitals and nine clinics: two hospitals and nine clinics in Beijing, one hospital in Tianjin, which is considered part of the greater Beijing area and one hospital in Qingdao. One additional hospital is under development in Beijing and is expected to start operations by 2020.

UFH’s eastern China operations consist of two hospitals and three clinics: two hospitals and three clinics in Shanghai, which cover the main affluent districts of western and eastern Puxi and Pudong districts. UFH intends to further expand in the eastern region, primarily in the affluent Yangtze river delta.

UFH’s southern China operations consist of two hospitals and one clinics: one clinic in Hainan and one hospital in Guangzhou, as well as a hospital in Shenzhen, which is currently under development. Guangzhou United Family Hospital began operations in late 2018, becoming UFH’s largest hospital by building area and bed count. In addition, UFH’s expansion into Shenzhen is expected to be completed through a management contract with NFG as part of the business combination, pursuant to which UFH will be given the exclusive right to manage the new 64,000 square meter general services hospital being built by NFG in the Shenzhen city center, which is expected to open in the beginning of third quarter of 2021.

Medical Talent Attraction and Retention

UFH believes that compensation, brand quality, corporate culture and career opportunities are the key factors for attracting physicians. In terms of compensation, UFH believes it offers a competitive salary package, which in its management’s estimation, is significantly higher on a pre-tax basis for a chief physician than that earned at public hospitals. In addition to providing competitive compensation packages, other factors which our management believes make UFH a more attractive place to work than public hospitals include a more predictable working environment, provision of ongoing continuing medical education, the prestige of working in an internationally accredited facility, as well as the opportunity to participate in innovative quality and safety programs. Specifically, UFH has developed cutting-edge innovative training, teaching, and continuing medical education (“CME”) programs for its medical, nursing and administrative staff. Our management believes that an innovative and well-supported working environment contributes to better medical and service quality for patients, and also enables UFH to recruit and retain top physicians. As a result of these initiatives, turnover rates for physicians at UFH’s main facilities in 2020 ranged from approximately 3.5% to 14.8%, which UFH believes is lower than the industry average for private hospitals in China, and enhances patient loyalty through building longer term patient-physician relationships. As of December 31, 2020, UFH had a team of over 470 physicians from both China and other countries.

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

UFH also looks at opportunities for selective strategic acquisitions of outpatient clinics and services networks and specialty or general hospitals in tier one and tier two cities. UFH would make such acquisitions only if its management believes it would create synergies with its existing facilities, such as optimizing patient referrals, cost savings, and/or resource sharing between its assets. Through acquisitions, UFH also intends to increase and secure its market leading position in key markets and further strengthen its brand name and equity. For example, NFG currently owns a portfolio of three clinics located in the central business districts of Guangzhou, Shenzhen and Hong Kong. NFH expects to acquire several of these clinics for a combination of cash and equity at a valuation that approximates its cumulative investment cost. NFH’s management believes that the clinics will be highly synergistic to UFH’s current operations due to the clinics’ central location in China’s tier one cities, overlapping patient profile and similar service offerings. In addition, NFH’s management believes that such clinics will provide additional revenue generating opportunities for NFH through patient referrals to the existing hospitals and facilities within UFH’s network in those cities and through the availability of additional clinical services for UFH’s patients at more centrally located facilities. Definitive terms for such transactions have not been finalized. Such transactions will be subject to review and approval by NFH’s board of directors in accordance with applicable rules and regulations and NFH’s policies and procedures for transactions with related parties.

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

The Investment Environment

Our management believes that macroeconomic and consumer trends and policy reforms will continue to create a favorable investment environment for healthcare services in China that will allow it to successfully execute its strategic growth plan for future development of its network. These trends include:

•	According to research by Bain & Company, the number of ”high net worth” individuals in China, defined as people with at least RMB 10,000,000 in investable assets, grew eightfold from approximately 180,000 in 2006 to 1,600,000 in 2016, and is expected to continue increasing in the coming years.

•	According to a survey performed by Ernst & Young LLP (“EY”) in 2016, a majority of affluent members of Chinese society consider themselves under-served by the Chinese public healthcare system.

•	Healthcare expenditure as a percentage of GDP is expected to increase significantly over the next decades, especially as China’s population continues to age.

•	By 2050, 25% of the population is expected to be 65 and over and 50% will be 45 and older.

•	Despite providing universal healthcare coverage to the Chinese population for their basic healthcare needs, the healthcare reimbursement typically only covers a portion of healthcare expenditure. This reimbursement rate varies depending on which healthcare services are measured, but covers a range of about 40%-70% of the cost of services, with the amount covered increasing in recent years. This remaining gap paves the way for future private health insurance products in China, which are expected to facilitate broader access to premium care by reducing out of pocket expenses for Chinese citizens.

•	The COVID-19 outbreak continues to impact the Chinese investment environment. While there continues to be uncertainty regarding the local and global health and economic impacts, there have been some statements by the Chinese Government which can be interpreted to be encouraging healthcare capacity development and foreign investment.

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

UFH Healthcare Services Facilities

UFH’s healthcare services were its primary source of revenue for each of the years ended December 31, 2018, 2019 and 2020.

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

BJU was the first hospital in UFH’s first hub-and-spoke model, and there are currently seven satellite clinics located throughout Beijing city affiliated with BJU. The first, which opened in 2002, is Beijing United Family Shunyi Clinic (the “Shunyi Clinic”). The Shunyi Clinic is located in the high-rent residential suburb of Shunyi County, which is also home to many international schools. The second, United Family Jianguomen Clinic, opened in June of 2005 and is in downtown Beijing in a prestigious luxury apartment and hotel complex in the heart of the diplomatic district. In 2010, UFH opened the Beijing United Family Liangma Clinic, located in Beijing’s northeast-central second diplomatic district. In 2013, the United Family Central Business District Clinic opened in Beijing. In 2014, the United Family Financial Street Clinic opened its doors and, in 2015, two clinics opened, United Family Wudaokou Clinic in the north western high tech and university district, and United Family Guangqumen Clinic opened in another high end residential area just to the south of the main Beijing central business district.

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

UFH has completed the construction of DTU and operations are expected to commence in second quarter of 2021. This new 200-licensed bed, approximately 22,200 square meter facility, is expected to specialize in OB/GYN, pediatric, PPR, reproductive and other specialties and is now under construction in the north-central region of Beijing. DTU is designed as a Level-3 women’s and children’s hospital and is expected to be eligible to apply for an IVF license.

Shanghai

In 2002, UFH received approval to open a hospital in Shanghai. Shanghai Puxi United Family Hospital was the second UFH Hospital and opened in 2004 in the Changning District of Shanghai, a center of the expatriate community and an affluent Chinese residential district in Puxi, on the western side of the Huangpu River. Like BJU, PXU offers comprehensive services. Since it opened, PXU has provided international-standard healthcare to the fast-growing Shanghai market.

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

UFH’s other recent expansion projects in Shanghai have been concentrated in the Pudong district, where, in June 2018, it opened PDU, a hospital in Pudong’s Jinqiao, Xincheng district. PDU offers a full range of medical services to the eastern Shanghai delta with 100 licensed beds. In 2020, UFH acquired a 100% equity interest in Shanghai Precision Clinic Co., Ltd. (“Precision Clinic”) from an affiliate of New Frontier Group Ltd. and an unrelated party. This new facility is an outpatient primary care clinic located in Shanghai Xintiandi area, which had been renovated in mid-2019. The 1,050 square meter facility has 12 patient consultation rooms, one treatment room, and one multi-purpose room. This acquisition will enable us to expand our outpatient clinic network to the center of Shanghai to better serve the community by providing more convenient locations and act as a feeder network to the Shanghai hospital facilities.

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

The Beijing market includes all of the Company’s operating facilities, including hospitals and clinics, in Beijing as well as the Bo’ao clinic in Hainan Province; the Shanghai market consists of PXU and PDU, as well as the East China clinic network; and the Guangzhou market consists of GZU and its affiliated clinic network.

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

Intellectual Property

There are 72 trademarks registered under United Family Healthcare Management Consulting (Beijing) Co., Ltd., a wholly foreign-owned enterprise of UFH (the “UFH (WFOE)”), and 178 trademarks are registered under Chindex. These trademarks are registered in China, and include the following trademarks:

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

As of April 2015, China reverted back to its previous policy and foreign investment in medical institutions was again “restricted.” According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2020 Version), medical institutions are on the “negative list” for foreign investment and so any such foreign investment is subject to the limitations set forth in the Interim Measures. See “Item 3. Key Information  — D. Risk Factors  — Risks Relating to Our Corporate Structure — If the Chinese government finds that the agreements we intend to enter into to establish the structure for a portion of our operations in China do not comply with its restrictions on foreign investment in healthcare businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated Chinese entities.”

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

China continues to reform its healthcare industry. The Law of the People’s Republic of China on Promotion of Basic Medical and Health Care was adopted on December 18, 2019 and became effective on June 1, 2020. This law prohibits government-funded medical institutions from establishing for-profit medical institutions with public funds. Considering that there is 70% restriction on foreign ownership in medical institutions requiring a local partner for healthcare investments, this will restrict UFH’s ability to partner with public institutions.

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

In addition, China has adopted a “first-to-file” principle for trademarks, which means that if two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. As previously discussed, UFH has 72 trademarks registered under the UFH (WFOE), and 178 trademarks are registered under Chindex and the success of its business is largely dependent on the quality and perception of its brand in China. As such, its business is dependent on effective enforcement of the trademark rules and any changes thereto could have a material, adverse effect on its business. According to Trademark Law, if a registered trademark stays unused for three consecutive years, any unit or individual may apply to the Trademark Office for revoking it. We're using the trademarks registered in the category 44 about healthcare business, the trademarks registered under other categories are for protection purpose, not actually use them, such trademarks might be revoked.

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

Regulations Relating to Leased Property

Pursuant to the Administrative Rules of Commercial Property Leases, effective February 2011, promulgated by the Ministry of Housing and Urban-Rural Development of China, and other relevant rules, a property which falls within the following categories may not be leased: (i) property constructed without obtaining proper construction planning permits, (ii) property that fails to meet the mandatory safety requirements, or (iii) property that is used in violation of zoning requirements. Failure to comply with such requirements may subject lessors to rectification and fines. In addition, the parties to a property lease contract are required to register the leased property with Chinese housing administration authorities. Failure to comply with such registration requirements may subject the parties to rectification orders issued by the housing administration authorities, which will specify a deadline for such registration. If lessors or tenants do not complete the registration before the deadline, it may be subject to a fine from RMB1,000 (about US$153) to RMB10,000 (about US$1,533).

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

Legal Proceedings

We are involved in various lawsuits, claims and legal proceedings, the majority of which arise in the ordinary course of business.

C.            Organizational Structure

New Frontier Health Corporation is a Cayman Islands exempted company. The following diagram depicts our current organizational structure:

(1)	New Frontier Health Corporation is a holding company with no direct operations.

(2)	United Family Healthcare Management Consulting (Beijing) Co., Ltd is a wholly foreign-owned enterprise.

(3)	The shareholders of Beijing Access Health Hospital Management Co., Ltd. are United Family Healthcare Management Consulting (Beijing) Co., Ltd., Mr. Ming Xie and Ms. Xiaoyan Shen, owning 70%, 15% and 15% of the equity interests of Beijing Access Health Hospital Management Co., Ltd., respectively. Mr. Ming Xie is a senior executive and director of both Access and SHY, and Ms. Xiaoyan Shen is the supervisor of both Access and SHY; both act as nominee shareholders on behalf of United Family Healthcare Management Consulting (Beijing) Co., Ltd.

(4)	The shareholders of Beijing United Family Hospital Management Co., Ltd. are Beijing Access Health Hospital Management Co., Ltd. and Mr. Ming Xie, owning 70% and 30%of the equity interests of Beijing United Family Hospital Management Co., Ltd., respectively. Mr. Ming Xie is a senior executive and director of both Access and SHY and acts as a nominee shareholder on behalf of United Family Healthcare Management Consulting (Beijing) Co., Ltd.

(5)	Qingdao United Family Hospital Co., Ltd. is a wholly foreign-owned enterprise and was established as such under an exception to the Interim Measures for Administration of China — Foreign Joint Venture and Cooperative Medical Institutions, as further described in the section entitled “Business — Regulatory Matters — Regulations Relating to Foreign Investment in Our Industry.”

(6)	Shanghai Xincheng United Family Hospital Co., Ltd. is a China-Foreign Equity Joint Venture.

(7)	Guangzhou United Family Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(8)	Beijing Jingbei Women & Children United Family Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(9)	Beijing United Family Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(10)	Beijing United Family Rehabilitation Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(11)	Tianjin United Family Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(12)	Beijing United Family Health Center Co., Ltd. is a China-Foreign Contractual Joint Venture.

(13)	Shanghai United Family Hospital Co., Ltd. is a China-Foreign Contractual Joint Venture.

(14)	Shanghai Niufeng Medical Management Co., Ltd. is a wholly foreign-owned enterprise.

(15)	The shareholders of Shanghai Chunyu Medical Management Co., Ltd. are Shanghai Niufeng Medical Management Co., Ltd. and Shanghai Yuanmu Management Co., Ltd. owning 70% and 30% of the equity interests of Shanghai Chunyu Medical Management Co., Ltd., respectively. Shanghai Yuanmu Management Co., Ltd. is controlled by certain senior executive of NFG and an employee of the Company, who act as nominee shareholders on behalf of Shanghai Niufeng Medical Management Co., Ltd.

(16)	Shanghai Precision Clinic Co., Ltd. was acquired on November 30,2020, when UFH has obtained control over it though the change in business registration hasn’t yet been completed.

As shown in the above diagrams, three of our subsidiaries in China are organized as partial variable interest entities to comply with Chinese laws and regulations generally limiting foreign ownership of companies in the healthcare industry to no more than 70%. As shown in the second diagram above, United Family Healthcare Management Consulting (Beijing) Co., Ltd. (“UFH (WFOE)”), which is one of our indirect, wholly-owned subsidiaries, owns 70% of the equity interests in Beijing Access Health Hospital Management Co., Ltd (“Access”), and the remaining 30% of the equity interests are held by certain senior executives of UFH, who are serving as nominee shareholders in accordance with and subject to various variable interest entity arrangements in favor of UFH (WFOE). Similarly, Access holds 70% of the equity interests in Beijing United Family Hospital Management Co., Ltd. (“SHY”, and together with Access, each a “Relevant Entity”), and the remaining 30% of the equity interests are held by a senior executive of UFH who is serving as a nominee shareholder in accordance with and subject to various variable interest entity arrangements in favor of UFH (WFOE). Shanghai Niufeng Medical Management Co., Ltd.(“Niufeng WFOE”), which is one of our indirect, wholly-owned subsidiaries, owns 70% of the equity interests in Shanghai Chunyu Medical Management Co., Ltd. (“Chunyu”, a “Relevant Entity”), and the remaining 30% of the equity interests are held by Shanghai Yuanmu Management Co., Ltd. controlled by certain senior executive of NFG and an employee of the Company, who are serving as nominee shareholders in accordance with and subject to various variable interest entity arrangements in favor of Niufeng WFOE. These variable interest entity arrangements consist of a series of contractual arrangements among UFH (WFOE), Niufeng WFOE, the Relevant Entities, their respective nominee shareholders and the respective nominee shareholders’ spouses, and include exclusive operation services agreements, spousal consent letters, entrustment agreements of shareholder’s rights and equity interest pledge agreements, and exclusive call option agreements, in each case, in favor of UFH (WFOE) or Niufeng WFOE. As a result of these contractual arrangements, we are able to control 100% of the Relevant Entities (including the 30% held by the nominee shareholder(s)) and receive all of the economic benefits of the operations of the Relevant Entities.

D.            Property, plants and equipment

All of UFH’s premises are leased from third parties, and in general have fixed terms. Approximately 9% of UFH’s leases in terms of the lease contract value are up for renewal in the next five years. Most of these leases have automatic renewal clauses or priority rights and a number of these leases have been renewed in the past.

UFH leases approximately 35,000 square meters in Beijing for hospital and clinic operations as well as 2,782 square meters for administrative departments. In addition, UFH also leases additional space of approximately 22,200 square meters for DTU as a part of its expansion plan in the Beijing service area. These leases expire between 2021 and 2037. The lease on Building 1 of the BJU campus (which is approximately 6,184 square meters) has been renewed once since 1995 and had a five-year term that expired on December 31, 2020. An extension agreement has not yet been reached. Currently, the landlord offered a temporary occupation fee at RMB30,000 per day in aggregate, which UFH has been paying starting on January 1, 2021. As a result of the expiration of the lease, a majority of the clinics are planned to be relocated to Building 2 in 2021, in addition to newly leased, street-front commercial space adjacent to the hospital of approximately 1,317 square meters. Patient maternity rooms in Building 1 due to the relocation will be supplemented by a space in the new DTU, which was completed in March 2021 and expected to open in second quarter of 2021.

UFH leases approximately 6,900 square meters in Tianjin for hospital operations as well as for administrative departments. The lease for the hospital facility in Tianjin expires in 2030.

UFH leases approximately 30,000 square meters in Qingdao for hospital operations as well as for administrative departments. The lease for the hospital facility in Qingdao expires in 2032.

UFH leased approximately 57,050 square meters in Shanghai for hospital and clinic operations as well as for administrative departments, including both old PXU facility and new relocation facility. The lease on the old PXU facility was terminated in October 2019 in connection with the relocation. In addition, The leases for the hospital facilities in Shanghai expires in 2036 for PDU and 2038 for new PXU.

UFH leases approximately 70,000 square meters in Guangzhou for hospital. The lease for the Guangzhou facilities expire in 2036 for GZU.

UFH leases approximately 150 square meters in Hainan for clinic operations. The lease for the clinic facility in Hainan is open-ended.

UFH leases approximately 405 square meters in Hangzhou for clinic operations. The lease for the clinic facility in Hangzhou expires in 2020. This clinic closed in 2020.

UFH facilities require licenses to operate. These licenses are issued by Chinese national and local authorities, and include business licenses, medical licenses, fire safety licenses, and other specific licenses required by specific licensing entities and for specific medical services. UFH also has numerous third party contracts with suppliers and vendors necessary for ongoing operations.

We believe our current facilities are suitable for our current operating needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 and the notes thereto, included elsewhere in this report.

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

We are a leading provider of premium healthcare services in China where we operate under the UFH brand. UFH is a network of private hospitals and affiliated ambulatory clinics located in China’s more affluent cities. As of December 31, 2020, UFH’s healthcare services business comprised substantially all of our operations. Our operating results vary from period to period as a result of a variety of social and epidemiological factors in the patient base served by our healthcare network and the investment and development cycle related to opening new facilities.

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

The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for Healthy Harmony that is based on the fair value of assets acquired and liabilities assumed, see note 23 to our consolidated financial statements appearing elsewhere herein. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor periods and for the Successor periods are presented on a different basis of accounting and are, therefore, not comparable.

The Company’s financial statement presentation distinguishes the Company’s presentations into two distinct periods, the period up to the Closing Date (labeled “Predecessor”) and the period including and after that date (labeled “Successor”) and are further distinguished as follows: the Successor periods are from January 1, 2010 to December 31, 2020 (“2020 Successor Period") and December 19, 2019 to December 31, 2019 (“2019 Successor Period”) and the Predecessor periods are from January 1, 2019 to December 18, 2019 (“2019 Predecessor Period”), and January 1, 2018 to December 31, 2018 (“2018 Predecessor Period”) (collectively “Predecessor Periods”). The Company’s statement of profit or loss and other comprehensive loss prior to the Closing Date is recorded in the opening accumulated deficit as of December 19, 2019 and not presented separately. In addition, management believes reviewing the Company’s operating results for the year ended December 31, 2019 by combining the results of the 2019 Predecessor Period and 2019 Successor Period (the “2019 S/P Combined”) is more useful in discussing our overall operating performance when compared to the 2018 Predecessor Period. Accordingly, in addition to presenting our results of operations as reported in our consolidated financial statements in accordance with IFRS, the tables below present the non-IFRS combined results for the year.

Our consolidated financial statements are stated in RMB. However, solely for the convenience of the readers, the results of operations and cash flows for the year ended December 31, 2020 were translated into U.S. dollars at the exchange rate of the buying rate on December 31, 2020 of RMB6.5250 to US$1.00 in New York City for cable transfers in RMB for U.S. dollars, set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Board of New York. These convenience translations should be treated as supplementary information and has not been prepared in compliance with IFRS.

Revenue was RMB 2,260,505,000 (US$ 346,438,000) for the year ended December 31, 2020, compared to revenue of RMB 2,449,202,000 for the S/P Combined period ended December 31, 2019. The decrease was due to an overall decrease in patient volume and the number of procedures performed as a result of the COVID-19 pandemic in the first half of 2020. We intend to recover our revenue growth through increased market penetration in existing facilities as well as expansion efforts, both by investing in new expansion facilities and expanding its current facilities in both the tier one and tier two cities.

Impact of COVID-19

The Company’s business has been significantly impacted by the COVID-19 pandemic, with outpatient volume and inpatient admissions dropping 58% yoy and 19% yoy, respectively, in February 2020. The decrease in volume was largely a result of the countrywide shutdown of businesses and movement across China due to the pandemic. In addition, various government preventive measures also had negative impacts on the Company’s business, including 1) temporary suspensions of certain non-emergency services such as dentistry and temporary closure of a number of outpatient clinics, 2) increased border controls, which resulted in fewer expatriate patients, and 3) temporary suspension of multi-site practice for physicians in a number of cities. Starting from the second quarter of 2020, the Company has seen a steady rebound in both outpatient visits and inpatient admissions across the UFH network, with a shift in patient mix that strong growth in Chinese patient population due to closure of international borders and other travel restrictions within China. However, total outpatient admissions and inpatient admissions still declined by 17.3% yoy and 19.5% yoy, respectively, and revenue for the year ended December 31, 2020 decreased by 7.7% to RMB2,260.5 million from RMB2,449.2 million. The Company has implemented permanent and temporary cost savings initiatives, including restructuring at corporate headquarters to reduce administrative headcount by approximately 50 positions or 28% to improve administrative and operating efficiencies, and voluntary pay reduction ranging from 20% to 30% temporarily from the second quarter to end of 2020. Taking into consideration certain temporary government incentive policies on social security and certain rent reductions, the Company has narrowed its operating loss for the year ended December 31, 2020 by RMB137.4 million to RMB 78.4 million from RMB 215.8 million in the prior year. Net loss decreased to RMB531.9 million for the year ended December 31, 2020 from RMB466.3 million in the prior year, mainly due to an increased loss in change in fair value of warrants by RMB 105.1 million, an RMB 101.6 million increase in finance costs relating to the Senior Secured Term Loan from the business combination, offset by the RMB 157.0 million decrease in transaction costs.

Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with IFRS issued by the International Accounting Standards Board (“IASB”) requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Areas in which significant judgments and estimates are used are listed below:

Revenue Recognition

Revenue from contracts with customers

Revenues are recognized when our obligation to provide healthcare services is satisfied. The contractual relationships with patients, in majority of the cases, also involve a third-party insurance company payor.

For inpatient services, the patients receive treatments that include various components that are all highly interdependent, and therefore, are regarded as one performance obligation. The performance obligation is satisfied over time as the patient simultaneously receives and consumes the benefits of the inpatient services provided. We have a right to consideration from our patients in an amount that corresponds directly with the value to the patient of the Group’s performance completed to date (calculated based on fixed pre-determined treatment prescriptions). Therefore, revenue for inpatient services are recognized in the amount to which we have a right to invoice on a daily basis.

Revenue for outpatient services is recognized at a point in time because the performance obligations are generally satisfied over a period of less than one day.

Others

Revenue from goods such as gift shop merchandise, and food and beverage items are recognized at a point in time, generally upon delivery of the goods to the customer. Revenue from services such as hospital management consulting and training services, and matron services is recognized on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by us evenly throughout the performance period.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by us, liabilities assumed by us to the former owners of the acquiree and the equity interests issued by us in exchange for control of the acquiree. For each business combination, we elect whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

We determine that we have acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the identifiable net assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. We perform annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of ours are assigned to those units or groups of units.

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

Leases (applicable from 1 January 2019)

We assess at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At inception or on reassessment of a contract that contains a lease component and non-lease component(s), we adopt the practical expedient not to separate non-lease component(s) and to account for the lease component and the associated non-lease component(s) (e.g., property management services for leases of properties) as a single lease component.

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

(b) Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for termination of a lease, if the lease term reflects that we exercise the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use our incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c) Short-term leases and leases of low-value assets

We apply the short-term lease recognition exemption to our short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. When we enter into a lease in respect of a low-value asset, we decide whether to capitalize the lease on a lease-by-lease basis.

Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Leases (applicable before 1 January 2019)

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where we are the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to profit or loss on the straight-line basis over the lease terms.

Share-based payments

Prior to the Closing Date, Healthy Harmony operated a share-based compensation scheme for the purpose of providing incentives and rewards to eligible participants who contributed to the success of Healthy Harmony’s operations. Employees (including directors) of Healthy Harmony received remuneration in the form of options and restricted share units (“RSUs”) (collectively the “Partnership Awards”), whereby employees rendered services as consideration for equity instruments (“equity-settled transactions”). In connection with the Closing of the Business Combination, each vested and unvested Partnership Award that was outstanding immediately prior to the Closing was converted into and became an award to purchase the Company’s ordinary shares (the “NFH Award”). For details of the terms and conditions, please refer to Note 22 to our consolidated financial statements appearing elsewhere herein. At the Closing Date, the fair value of the replacement awards (i.e. the NFH Awards) and the original awards (i.e. the Partnership Awards) were determined in accordance with IFRS 2 – Share-based Payment (“IFRS 2”).

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

The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

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

Fair value measurement

We measure warrant liabilities at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by us. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For liabilities that are recognized in the financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

Our financial liabilities include trade and other payables, amounts due to related parties, lease liabilities, warrant liabilities and interest-bearing bank borrowings.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Gains or losses on liabilities designated at fair value through profit or loss are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities at amortised cost

After initial recognition, interest-bearing bank borrowings are subsequently measured at amortized cost, using the EIR method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in profit or loss.

Interest-bearing bank borrowings are classified as current liabilities unless we have an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

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

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. We base our impairment calculation on detailed budgets and forecast calculations, which are presented separately for each of our CGUs to which individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises.

For assets except for goodwill and indefinite lived intangible assets, an assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount of the asset or CGU is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Operating segment information

Predecessor periods

IFRS 8 – Operating Segments requires operating segments to be identified on the basis of internal reporting about components that are regularly reviewed by the chief operating decision-maker (the “CODM”) in order to allocate resources to segments and to assess their performance. The information reported to the board of directors of Healthy Harmony, which had been identified as the CODM, for the purpose of resource allocation and assessment of performance did not contain discrete operating segment financial information and the board of directors reviewed the financial results as a whole. Therefore, no further information about the operating segment was presented for the Predecessor periods.

Successor periods

For management purposes, we are organized into business units based on the stage of development, services and geographic location, and have three reportable operating segments as follows:

(a)            Operating assets - Tier 1 segment mainly consists of our existing general hospitals and satellite clinics located in tier 1 cities in China, such as Beijing and Shanghai, in the PRC.

(b)            Operating assets - Tier 2 and other assets segment mainly consists of our existing general hospitals and clinics located in tier 2 cities, such as Tianjin and Qingdao, in the PRC and the specialized healthcare facilities, such as the rehabilitation hospital.

(c)            Expansion assets segment mainly consists of our expansion projects and new healthcare facilities opened in recent years.

Management monitors the results of our operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on adjusted operating segment earnings before interest, tax, depreciation and amortization (“EBITDA”). Information reported to the CODM, which was identified as the executive committee of the board of directors, for the purposes of resources allocation and performance assessment does not include any assets and liabilities. Accordingly, no segment assets and liabilities are presented.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Impact of Recently Issued Accounting Standards

We have adopted the IFRS since September 29, 2014. Therefore, our consolidated financial statements for the years ended December 31, 2019 and 2020 have been prepared in compliance with IFRS.

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

Foreign Currency Exchange and Impact of Inflation

We generate 100% of our revenue and incur approximately 98% of our expenses in RMB within China, however, a portion of our earnings is typically transferred from China and converted into USD or other currencies to pay certain of these expenses. RMB are not freely traded and is closely controlled by the Chinese government. The USD is freely traded and has recently experienced volatility in world markets. During the year ended December 31, 2020, the RMB appreciated approximately 6.5% against the USD, resulting in net exchange rate losses to us of RMB 49,389,000.

As part of its risk management program, we perform sensitivity analyses to assess potential changes in revenue, operating results, cash flows and financial position relating to hypothetical movements in currency exchange rates. Our sensitivity analysis of changes in the fair value of the RMB to the USD at December 31, 2020 indicated that if the RMB increased or decreased in value by 1% relative to the USD, with all other variables held constant, our pre-tax loss for the year ended December 31, 2020 would have been RMB 10,620,000 lower or higher, respectively.

According to China’s National Bureau of Statistics, for the years ended December 31, 2018, 2019, and 2020, the consumer price index in China, was 2.1%, 2.9% and 2.5%, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in these years.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

(in thousands)

	Predecessor		Successor	S/P Combined (non-IFRS)	Successor
	Year Ended December 31 2018	Period from January 1 to December 18 2019	Period from December 19 to December 31 2019	Year Ended December 31 2019	Year Ended December 31 2020
			(Restated)	(Restated)
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	2,058,779	2,369,167	80,035	2,449,202	2,260,505	346,438
Operating expenses
Salaries, wages and benefits	1,187,738	1,346,478	79,215	1,425,693	1,186,715	181,872
Supplies and purchased medical services	303,579	381,954	18,241	400,195	420,393	64,428
Depreciation and amortization expense	138,639	329,453	14,931	344,384	425,160	65,159
Lease and rental expenses	201,670	13,167	739	13,906	2,508	384
Bad debt expense	16,329	6,512	528	7,040	7,378	1,131
Other operating expenses	287,128	308,005	165,776	473,781	296,757	45,480
Expense total	2,135,083	2,385,569	279,430	2,664,999	2,338,911	358,454
Operating loss	(76,304)	(16,402)	(199,395)	(215,797)	(78,406)	(12,016)
Finance income	(2,543)	(2,127)	(779)	(2,906)	(2,727)	(418)
Finance costs	19,420	132,730	29,503	162,233	263,810	40,431
Foreign currency loss	34,190	13,120	2,641	15,761	49,389	7,569
Gain on disposal of subsidiaries	—	—	—	—	(3,558)	(545)
Gain on liquidation of a foreign operation	(26,429)	—	—	—	—	—
Change in fair value of warrant liabilities	—	—	7,592	7,592	112,729	17,276
Other (income)/loss, net	(6,645)	(171)	5,798	5,627	6,097	934
Loss before income taxes	(94,297)	(159,954)	(244,150)	(404,104)	(504,146)	(77,263)
Income tax (expense)/benefit	(59,749)	(68,424)	6,261	(62,163)	(27,708)	(4,246)
Loss for the year	(154,046)	(228,378)	(237,889)	(466,267)	(531,854)	(81,509)
Attributable to
Owners of the parent	(129,998)	(200,441)	(236,497)	(436,938)	(505,570)	(77,482)
Non-controlling interests	(24,048)	(27,937)	(1,392)	(29,329)	(26,284)	(4,028)
Other comprehensive loss, net of tax
Items to be reclassified to profit or loss in subsequent periods (net of tax):
Liquidation of a foreign operation	(26,429)	—	—	—	—	—
Currency translation differences	24,270	7,934	2,811	10,745	61,914	9,489
Other comprehensive (loss)/income for the year, net of tax	(2,159)	7,934	2,811	10,745	61,914	9,849
Total comprehensive loss for the year	(156,205)	(220,444)	(235,078)	(455,522)	(469,940)	(72,020)
Attributable to
Owners of the parent	(132,157)	(192,507)	(233,686)	(426,193)	(443,656)	(67,993)
Non-controlling interests	(24,048)	(27,937)	(1,392)	(29,329)	(26,284)	(4,027)

Non-IFRS Measures

The discussion and analysis includes certain measures, including adjusted EBITDA and adjusted EBITDA (before IFRS 16 adoption) which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Adjusted EBITDA, is calculated as net loss plus (i) depreciation and amortization, (ii) finance costs/(income), (iii) foreign exchange loss, (iv) other expenses (such as share based compensation), (v) change in fair value of warrant liabilities, (vi) provision for income taxes, as further adjusted for (vii) discontinued monitoring fees paid to certain shareholders prior to the Business Combination, (viii) transaction related costs, (ix) relocation costs of New Puxi Hospital, and (x) severance costs as a result of the restructuring process mainly in corporate headquarters since the second quarter of 2020. We use Adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes for the year ended December 31, 2018.

UFH has adopted IFRS 16 on January 1, 2019, and recognized lease liabilities and corresponding “right-of-use” assets for all applicable leases, and recognized interest expense accrued on the outstanding balance of the lease liabilities and depreciation of right-of-use assets. As a result, the adoption of IFRS 16 has caused depreciation and amortization and finance costs to increase in 2019 and 2020, and excluded all applicable lease expenses in adjusted EBITDA. Adjusted EBITDA (before IFRS 16 adoption), is further calculated as Adjusted EBITDA less lease expense adjustment as a result of adoption of IFRS 16. We use Adjusted EBITDA (before IFRS 16 adoption) in evaluating our operating results and for financial and operational decision-making purposes for the years ended December 31, 2019 and 2020. We believe that Adjusted EBITDA and Adjusted EBITDA (before IFRS 16 adoption) helps compare our performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance, and helps identify underlying operating results and trends.

The following table sets forth a reconciliation of our net income to Adjusted EBITDA for the Predecessor and Successor Periods:

	Predecessor		Successor	S/P Combined (non-IFRS)	Successor
	Year Ended December 31 2018	Period from January 1 to December 18 2019	Period from December 19 to December 31 2019	Year Ended December 31 2019	Year Ended December 31 2020
			(Restated)	(Restated)
	RMB	RMB	RMB	RMB	RMB	US$
Net loss	(154,046)	(228,378)	(237,889)	(466,267)	(531,854)	(81,509)
Less: Finance income	(2,543)	(2,127)	(779)	(2,906)	(2,727)	(418)
Add: Finance costs	19,420	132,730	29,503	162,233	263,810	40,431
Add: Foreign exchange loss	34,190	13,120	2,641	15,761	49,389	7,569
Less: Gain on liquidation of a foreign operation	(26,429)	—	—	—	—	—
Less: Gain on disposal of subsidiaries	—	—	—	—	(3,558)	(545)
Add: Change in fair value of warrant liabilities	—	—	7,592	7,592	112,729	17,276
Add: Other (income)/loss , net	(6,645)	(171)	5,798	5,627	6,097	934
Add: Income tax expense/(benefit)	59,749	68,424	(6,261)	62,163	27,708	4,246
Operating loss	(76,304)	(16,402)	(199,395)	(215,797)	(78,406)	(12,016)
Add: Share-based compensation	18,418	34,403	10,513	44,916	692	106
Add: Depreciation and amortization	138,639	329,453	14,931	344,384	425,160	65,159
Add: Monitoring fee payable to Fosun and TPG	3,637	3,797	—	3,797	—	—
Add: Transaction related costs	—	(1,178)	165,842	164,664	7,609	1,166
Add: Severance costs	—	—	—	—	13,272	2,034
Add: Relocation costs of new PXU	—	—	6,340	6,340	—	—
Add: Other unallocated costs	—	297	325	622	—	—
Adjusted EBITDA	84,390	350,370	(1,444)	348,926	368,327	56,449

For year ended December 31, 2020, leases in accordance with IFRS 16 for are included in (i) depreciation and amortization and (ii) finance expense of RMB 156,999,000 and RMB 102,382,000 respectively. Adjusted EBITDA is RMB 166,695,000 if restoring the rent expense under IAS 17 with the amount of RMB 201,632,000.

For 2019 S/P Combined Period, leases in accordance with IFRS 16 for are included in (i) depreciation and amortization and (ii) finance expense of RMB 144,792,000 and RMB 106,238,000 respectively. Adjusted EBITDA is RMB 143,863,000 if restoring the rent expense under IAS 17 with the amount of RMB 205,063,000.

The following table sets forth a reconciliation of our segment profit to Adjusted EBITDA to net income for the year ended December 31, 2020.

	Year Ended December 31 2020
	Operating assets_Tier 1	Operating assets - Tier 2 and other assets	Expansion assets	Total
	RMB	RMB	RMB	RMB
Segment results	455,990	17,414	(1,314)	472,090
Less: Segment lease expense adjustment as a result of adoption of IFRS 16	(90,133)	(20,899)	(85,327)	(196,359)
Add: Severance costs	2,684	850	773	4,307
Add: Intersegment costs	2,948	2,920	711	6,579
Elimination				(6,579)
Adjusted EBITDA (before IFRS 16 Adoption)	371,489	285	(85,157)	280,038
Add: Unallocated costs - severance related	-	-	-	8,965
Less: Unallocated costs - others				(122,308)
Total Adjusted EBITDA (before IFRS 16 Adoption)				166,695
Add: Lease expense adjustment as a result of adoption of IFRS 16				201,632
Adjusted EBITDA				368,327
Less: Share-based compensation				(692)
Less: Depreciation and amortization				(425,160)
Less: Transaction related costs				(7,609)
Less: Severance costs				(13,272)
Operating loss				(78,406)
Add: Finance income				2,727
Less: Finance costs				(263,810)
Less: Foreign exchange loss				(49,389)
Add: Gain on disposal of subsidiaries				3,558
Less: Change in fair value of warrant liabilities				(112,729)
Less: Other loss, net				(6,097)
Less: Income tax expense				(27,708)
Net loss				(531,854)

Revenue

Year ended December 31, 2020 compared to 2019 S/P Combined Period

The following table sets forth the principal components of our revenue, both as absolute amounts and as percentages of total revenue, and year-over-year changes, for the periods indicated.

	Successor				Predecessor		S/P Combined (non-IFRS)		Change
(in thousands, except percentages)	Year Ended December 31 2020		Period from December 19 to December 31 2019		Period from January 1 to December 18 2019		Year Ended December 31 2019		2020 vs 2019
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	%
Healthcare services	2,236,394	98.9%	79,118	98.9%	2,350,210	99.2%	2,429,328	99.2%	-192,934	-7.9%
Others	24,111	1.1%	917	1.1%	18,957	0.8%	19,874	0.8%	4,237	21.3%
Total revenue	2,260,505	100.0%	80,035	100.0%	2,369,167	100.0%	2,449,202	100.0%	-188,697	-7.7%

The decrease in total revenue in the year ended December 31, 2020 was primarily due to decreased patient volume as a result of the COVID-19 pandemic.

The table below presents our revenue by segment for the year ended December 31, 2020:

	Year Ended December 31 2020
	Operating assets_Tier 1	Operating assets - Tier 2 and other assets	Expansion assets	Total
(in thousands, except percentages)	RMB	RMB	RMB	RMB
Healthcare services	1,590,141	299,724	346,529	2,236,394
Others	5,963	3,222	14,926	24,111
Total revenue	1,596,104	302,946	361,455	2,260,505

Healthcare Services

Healthcare services revenue was RMB 2,236,394,000 and RMB 2,429,328,000, representing 98.9% and 99.2% of total revenue for year ended December 31, 2020 and 2019 S/P Combined Period, respectively.

The table below identifies the relative contribution of inpatient and outpatient services to healthcare services revenue for 2020 and 2019.

	Successor		Predecessor	S/P Combined (non-IFRS)
	Year Ended December 31 2020	Period from December 19 to December 31 2019	Period from January 1 to December 18 2019	Year Ended December 31 2019
Inpatient/Outpatient revenue percentages
Inpatient services as percent of healthcare services revenue	38.3%	34.3%	38.2%	38.1%
Outpatient services as percent of healthcare services revenue	61.7%	65.7%	61.8%	61.9%

The table below presents the relative contribution of inpatient and outpatient services by segment for the year ended December 31, 2020:

	Year Ended December 31 2020
	Operating assets_Tier 1	Operating assets - Tier 2 and other assets	Expansion assets
Inpatient/Outpatient revenue percentages
Inpatient services as percent of healthcare services revenue	35.5%	47.3%	43.7%
Outpatient services as percent of healthcare services revenue	64.5%	52.7%	56.3%

The table below identifies the primary service lines contributing to healthcare services revenue for 2020 and 2019.

	Successor		Predecessor	S/P Combined (non-IFRS)
	Year Ended December 31 2020	Period from December 19 to December 31 2019	Period from January 1 to December 18 2019	Year Ended December 31 2019
OB/GYN	22.0%	22.3%	22.6%	22.6%
Pediatrics	10.9%	17.3%	14.4%	14.5%
Surgery	8.0%	5.2%	7.6%	7.5%
Orthopedics	6.4%	3.6%	7.0%	6.9%
Family Medicine	11.2%	9.2%	10.4%	10.4%
Internal Medicine	6.7%	6.0%	8.4%	8.3%
Emergency Room	9.7%	7.5%	6.8%	6.8%
Dental	4.5%	4.2%	4.5%	4.5%
Postpartum Rehabilitation	5.5%	9.2%	4.7%	4.9%
All other services	15.1%	15.5%	13.6%	13.6%
	100.0%	100.0%	100.0%	100.0%

The table below presents the primary service lines contributing to healthcare services revenue by the year ended December 31, 2020:

	Year Ended December 31 2020
	Operating assets_Tier 1	Operating assets - Tier 2 and other assets	Expansion assets
OB/GYN	21.6%	16.7%	28.5%
Pediatrics	10.0%	13.0%	13.2%
Surgery	9.6%	2.8%	5.6%
Orthopedics	8.8%	0.6%	0.8%
Family Medicine	10.5%	15.5%	10.7%
Internal Medicine	7.9%	3.3%	3.8%
Emergency Room	11.6%	4.2%	5.3%
Dental	5.0%	2.9%	3.7%
Postpartum Rehabilitation	1.2%	17.9%	14.7%
All other services	13.8%	23.1%	13.7%
	100.0%	100.0%	100.0%

The table below sets forth certain key operating metrics of our healthcare services for 2020 and 2019.

	Successor		Predecessor	S/P Combined (non-IFRS)
	Year Ended December 31 2020	Period from December 19 to December 31 2019	Period from January 1 to December 18 2019	Year Ended December 31 2019
Outpatient
Outpatient visits	522,969	23,195	609,469	632,664
Revenue per Outpatient visit (RMB)	2,638	2,240	2,383	2,377
Inpatient
Inpatient admissions	8,699	365	10,440	10,805
Revenue per Inpatient admission (RMB)	98,511	74,400	86,026	85,633
Bed Utilization %*	33.3%	39.7%	38.1%	38.3%

The table below presents the certain key operating metrics by segment for the year ended December 31, 2020:

	Year Ended December 31 2020
	Operating assets_Tier 1	Operating assets - Tier 2 and other assets	Expansion assets	Total
Outpatient
Outpatient visits	372,355	73,577	77,037	522,969
Revenue per Outpatient visit (RMB)	2,756	2,146	2,534	2,638
Inpatient
Inpatient admissions	5,150	1,818	1,731	8,699
Revenue per Inpatient admission (RMB)	109,478	78,015	87,410	98,511
Bed Utilization %*	38.7%	34.4%	27.3%	33.3%

* Bed utilization is calculated based on the maximum bed capacity as of the end of respective period.

Healthcare services revenue decreased by RMB 192,934,000, or 7.9%, to RMB 2,236,394,000 for the year ended December 31, 2020 as compared to RMB 2,429,328,000 for the prior year period, which was primarily due to the decrease in the number of inpatient admissions and outpatient visits.

2019 S/P Combined Period compared to 2018 Predecessor Period

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

The increase in total revenue in 2019 S/P Combined Period was primarily driven by the growth in both operating assets and expansion assets.

The table below presents our revenue by segment for the 2019 Successor Period:

	2019 Successor Period
	Operating Assets - Tier 1	Operating Assets - Tier 2 and Other Assets	Expansion Assets	Total
(in thousands, except percentages)	RMB	RMB	RMB	RMB
Healthcare services	54,330	14,179	10,609	79,118
Others	445	344	128	917
Total revenue	54,775	14,523	10,737	80,035

Healthcare Services

Healthcare services revenue was RMB 2,045,013,000 and RMB 2,429,328,000, representing 99.3% and 99.2% of total revenue for 2018 Predecessor Period and the 2019 S/P Combined Period respectively.

The table below identifies the relative contribution of inpatient and outpatient services to healthcare services revenue for 2019 and 2018.

	Successor	Predecessor	S/P Combined (non-IFRS)	Predecessor
	Period from December 19 to December 31 2019	Period from January 1 to December 18 2019	Year Ended December 31 2019	Year Ended December 31 2018
Inpatient/Outpatient revenue percentages
Inpatient services as percent of healthcare services revenue	34.3%	38.2%	38.1%	37.1%
Outpatient services as percent of healthcare services revenue	65.7%	61.8%	61.9%	62.9%

The table below presents the relative contribution of inpatient and outpatient services by segment for the 2019 Successor Period:

	2019 Successor Period
	Operating Assets - Tier 1	Operating Assets - Tier 2 and Other Assets	Expansion Assets
Inpatient/Outpatient revenue percentages	29.9%	44.8%	43.2%
Inpatient services as percent of healthcare services revenue
Outpatient services as percent of healthcare services revenue	70.1%	55.2%	56.8%

The table below identifies the primary service lines contributing to healthcare services revenue for 2019 and 2018.

	Successor	Predecessor	S/P Combined (non-IFRS)	Predecessor
	Period from December 19 to December 31 2019	Period from January 1 to December 18 2019	Year Ended December 31 2019	Year Ended December 31 2018
OB/GYN	22.3%	22.6%	22.6%	22.9%
Pediatrics	17.3%	14.4%	14.5%	15.8%
Surgery	5.2%	7.6%	7.5%	8.2%
Orthopedics	3.6%	7.0%	6.9%	7.1%
Family Medicine	9.2%	10.4%	10.4%	9.2%
Internal Medicine	6.0%	8.4%	8.3%	8.1%
Emergency Room	7.5%	6.8%	6.8%	6.8%
Dental	4.2%	4.5%	4.5%	4.5%
Postpartum Rehabilitation	9.2%	4.7%	4.9%	3.5%
All other services	15.5%	13.6%	13.6%	13.9%
	100.0%	100.0%	100.0%	100.0%

The table below presents the primary service lines contributing to healthcare services revenue by segment for the 2019 Successor Period:

	2019 Successor Period
	Operating Assets - Tier 1	Operating Assets - Tier 2 and Other Assets	Expansion Assets
OB/GYN	22.3%	19.6%	26.1%
Pediatrics	16.5%	21.6%	15.7%
Surgery	6.5%	1.0%	4.1%
Orthopedics	4.8%	0.7%	1.3%
Family Medicine	8.0%	11.9%	11.3%
Internal Medicine	9.2%	0.7%	2.5%
Emergency Room	8.4%	5.0%	6.5%
Dental	5.1%	2.0%	3.1%
Postpartum Rehabilitation	0.8%	33.4%	20.0%
All other services	18.4%	4.1%	9.4%
	100.0%	100.0%	100.0%

The table below sets forth certain key operating metrics of our healthcare services for 2019 and 2018.

	Successor	Predecessor	S/P Combined (non-IFRS)	Predecessor
	Period from December 19 to December 31 2019	Period from January 1 to December 18 2019	Year Ended December 31 2019	Year Ended December 31 2018
Outpatient
Outpatient visits	23,195	609,469	632,664	570,957
Revenue per Outpatient visit (RMB)	2,240	2,383	2,377	2,252
Inpatient
Inpatient admissions	365	10,440	10,805	8,849
Revenue per Inpatient admission (RMB)	74,400	86,026	85,633	85,813
Bed Utilization %*	39.7%	38.1%	38.3%	29.3%

The table below presents the certain key operating metrics by segment for the 2019 Successor Period:

	Successor
	Operating Assets - Tier 1	Operating Assets - Tier 2 and Other Assets	Expansion Assets	Total
Outpatient
Outpatient visits	16,878	3,437	2,880	23,195
Revenue per Outpatient visit (RMB)	2,258	2,277	2,092	2,240
Inpatient
Inpatient admissions	224	85	56	365
Revenue per Inpatient admission (RMB)	72,404	74,737	81,874	74,400
Bed Utilization %*	39.5%	49.7%	28.2%	39.7%

* Bed utilization is calculated based on the maximum bed capacity as of the end of respective period.

Healthcare services revenue increased by RMB 384,315,000, or 18.8%, to RMB 2,429,328,000 for the 2019 S/P Combined Period as compared to RMB2,045,013,000 for the 2018 Predecessor Period, which was primarily driven by an increase in the number of inpatient admissions and outpatient visits.

Operating expenses

Year ended December 31, 2020 compared to 2019 S/P Combined Period

	Successor				Predecessor		S/P Combined (non-IFRS)		Change
	Year Ended December 31 2020		Period from December 19 to December 31 2019		Period from 1 January to 18 December 2019		Year Ended December 31 2019		2020 vs 2019
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	%
Operating expenses
Salaries, wages and benefits	1,186,715	52.5%	79,215	99%	1,346,478	56.8%	1,425,693	58.2%	(238,978)	-16.8%
Supplies and purchased medical services	420,393	18.6%	18,241	23%	381,954	16.1%	400,195	16.3%	20,198	5.0%
Depreciation and amortization	425,160	18.8%	14,931	19%	329,453	13.9%	344,384	14.1%	80,776	23.5%
Lease and rental expenses	2,508	0.1%	739	1%	13,167	0.6%	13,906	0.6%	(11,398)	-82.0%
Impairment of trade receivables	7,378	0.3%	528	1%	6,512	0.3%	7,040	0.3%	338	4.8%
Other operating expenses	296,757	13.1%	165,776	207%	308,005	13.0%	473,781	19.3%	(177,024)	-37.4%
	2,338,911	103.5%	279,430	349%	2,385,569	100.7%	2,664,999	108.8%	-326,088	-12%

Salaries, wages and benefits expenses decreased by RMB 238,978,000, or 16.8%, to RMB 1,186,715,000 for the year ended December 31, 2020 compared to RMB 1,425,693,000 for the prior year period, and decreased as a percentage of total revenue, to 52.5% in 2020 as compared to 58.2% in the prior year period. This was primarily due to the implementation of cost-saving initiatives, including voluntary pay reductions at headquarters, utilization of employee leave, and a reduction in social insurance and benefits expenses, as a result of government policies during the pandemic, despite increased service needs as evidenced by the significant revenue growth resulting from the ramp-up of new facilities such as PXU, GZU, and PDU.

Supplies and purchased medical services expenses increased by RMB 20,198,000, or 5.0%, to RMB 420,393,000 for the year ended December 31, 2020 compared to RMB 400,195,000 for the prior year period, mainly due to expansion of postpartum and vaccination related services, increased purchases of personal protective equipment, and implementation of new infection control measures at the Company’s facilities during the pandemic.

Depreciation and amortization expenses increased by RMB 80,776,000, or 23.5%, to RMB 425,160,000 for the year ended December 31, 2020 compared to RMB 344,384,000 for the prior year period, primarily due to depreciation and amortization of property and equipment and intangible assets acquired from business combinations, and the depreciation of the new, expanded PXU facility.

Lease and rental expenses decreased by RMB 11,398,000, or 82.0%, to RMB 2,508,000 for the year ended December 31, 2020 compared to RMB 13,906,000 for the prior year period, primarily due to a reduction in lease payments as a result of government policies implemented during the pandemic.

Impairment of trade receivable increased by RMB 338,000, or 4.8%, to RMB 7,378,000 for the year ended December 31, 2020 compared to RMB 7,040,000 for the prior year period, primarily due to the increase in trade receivables.

Other operating expenses decreased by RMB 177,024,000, or 37.4%, to RMB 296,757,000 for the year ended December 31, 2020 compared to RMB 473,781,000 for the prior year period, primarily due to cost-saving initiatives and a decrease in transaction costs by RMB 143,030,000.

2019 S/P Combined Period compared to 2018 Predecessor Period

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

Salaries, wages and benefits expenses increased by RMB 237,955,000, or 20.0%, to RMB 1,425,693,000 for the 2019 S/P Combined Period compared to RMB 1,187,738,000 for the prior year period, and increased as a percentage of total revenue, to 58.2% in 2019 as compared to 57.7% in the prior year period. The percentage of total revenue increase mainly resulted from transaction bonuses of RMB 14,026,000 relating to business combination.

Supplies and purchased medical services expenses increased by RMB 96,616,000, or 31.8%, to RMB 400,195,000 for the 2019 S/P Combined Period compared to RMB 303,579,000 for the prior year period, mainly due to expansion of labor, delivery, recovery, postpartum and vaccination related services.

Depreciation and amortization expenses increased by RMB 205,745,000, or 148.4%, to RMB 344,384,000 for the 2019 S/P Combined Period compared to RMB 138,639,000 for the prior year period, primarily due to (i) depreciation expenses of RMB 144,687,000 recognized in S/P Combined period ended December 31, 2019 as a result of the newly adopted IFRS 16 effective from January 1, 2019 and (ii) the expansion of existing facilities and opening of new facilities in the second half of 2018, which are now being depreciated.

Lease and rental expenses decreased by RMB 187,764,000, or 93.1%, to RMB 13,906,000 for the 2019 S/P Combined Period compared to RMB 201,670,000 for the prior year period, primarily due to the adoption of IFRS 16. For more information about the changes in accounting policies and disclosures, see “Basis of preparation and changes in accounting policies and disclosures” to our consolidated financial statements appearing elsewhere herein.

Impairment of trade receivable decreased by RMB 9,289,000, or 56.9%, to RMB 7,040,000 for the 2019 S/P Combined Period compared to RMB 16,329,000 for the prior year period, and, decreased as a percentage of total revenue, to 0.3% in 2019 as compared to 0.8% in the prior year period, primarily due to the increase of self-paying patients and the collection incentive policy applied.

Other operating expenses increased by RMB 186,653,000, or 65.0%, to RMB 473,781,000 for the 2019 S/P Combined Period compared to RMB 287,128,000 for the prior year period, primarily due to increased transaction costs and other professional fees of RMB 142,114,000, as well as increased marketing and advertising expense of RMB 10,565,000, building utilities of RMB 6,301,000, financial and legal fees of RMB 8,670,000, and other taxes of RMB 5,560,000. Other operating expenses as a percentage of total revenue for the S/P Combined period ended December 31, 2019 increased to 19.3%, as compared to 13.9% for the prior year period, which was mainly attributable to the transaction costs of RMB 150,638,000 relating to business combination.

Other expense (income)

Other expense (income) comprise mainly finance costs and income, net foreign currency gains or losses, net loss or gain arising from change in fair value of warrant liabilities, gains on disposal of investments and assets, and other non-operating expenses.

Year ended December 31, 2020 compared to 2019 S/P Combined Period

Finance costs increased by RMB 101,577,000, or 62.6%, to RMB 263,810,000 for the year ended December 31, 2020 compared to RMB 162,233,000 for the prior year period, primarily due to an increase in finance costs of the Company’s Senior Secured Term Loan.

Finance income decreased by RMB 179,000, or 6.2%, to RMB 2,727,000 for the year ended December 31, 2020 compared to RMB 2,906,000 for the prior year period, primarily due to decreased funds earning interest during the period.

Net foreign currency losses for the year ended December 31, 2020 were RMB 49,389,000 while the losses were RMB 15,761,000 for the prior period, primarily attributable to the significant fluctuation of the RMB against the USD in the respective periods.

Net loss arising from change in fair value of warrant liabilities for the year ended December 31, 2020 were RMB 112,729,000 while the net loss was RMB 7,592,000 for 2019 S/P Combined Period.

2019 S/P Combined Period compared to 2018 Predecessor Period

Finance costs increased by RMB 142,813,000, or 735.4%, to RMB 162,233,000 for the 2019 S/P Combined Period compared to RMB 19,420,000 for the prior year period, primarily due to interest expenses of RMB 106,238,000 recognized in 2019 as a result of the adoption of IFRS 16, and RMB 18,243,000 penalty accrued on early repayment of GZU’s loan from International Finance Corporation (the “IFC”).

Finance income increased by RMB 363,000, or 14.3%, to RMB 2,906,000 for the 2019 S/P Combined Period compared to RMB 2,543,000 for the prior year period, primarily due to additional funds earning interest during the period.

Net foreign currency losses for the 2019 S/P Combined Period were RMB 15,761,000 while the losses were RMB 34,190,000 for the prior period, primarily attributable to the significant fluctuation of the RMB against the USD in the respective periods.

Net loss arising from change in fair value of warrant liabilities for the 2019 Combined Period was RMB 7,592,000 in 2019 Successor period.

Income tax expense

Year ended December 31, 2020 compared to 2019 S/P Combined Period

We recorded a provision for taxes of RMB 27,708,000 for the year ended December 31, 2020, compared to a provision for taxes of RMB 62,163,000 for the prior year period. We did not recognize deferred income tax assets of RMB 278,023,000 in respect of certain of our Chinese subsidiaries’ accumulated tax losses of RMB 1,112,091,000 as of December 31, 2020, which we intend to carry forward against future taxable income and will expire between 2021 and 2025.

2019 S/P Combined Period compared to 2018 Predecessor Period

We recorded a provision for taxes of RMB 62,163,000 for the 2019 S/P Combined Period , compared to a provision for taxes of RMB 59,749,000 for the prior year period. We did not recognize deferred income tax assets of RMB 230,048,000 in respect of certain of our Chinese subsidiaries’ accumulated tax losses of RMB 920,192,000 as of December 31, 2019, which we intend to carry forward against future taxable income and will expire between 2020 and 2024.

Net loss

Year ended December 31, 2020 compared to 2019 S/P Combined Period

As a result of the foregoing, we had a net loss of RMB 531,854,000 for the year ended December 31, 2020, compared to a net loss of RMB 466,267,000 for the 2019 S/P Combined Period. Increased losses in the year ended December 31, 2020 mainly resulted from an increased loss in change in fair value of warrants issued by the Company by RMB 105,137,000, increased finance costs and depreciation and amortization expenses from the business combination, offset by a decrease in transaction costs by RMB 157,055,000, and decrease in operating expenses as a result of implementation of cost-saving initiatives, and other cost reductions as a benefit of government policies implemented in response to the COVID-19 pandemic.

2019 S/P Combined Period to 2018 Predecessor Period

As a result of the foregoing, we had a net loss of RMB 466,267,000 for the 2019 S/P Combined Period, compared to a net loss of RMB 154,046,000 for 2018. Increased losses in S/P Combined period ended December 31, 2019 mainly resulted from transaction costs and bonuses of RMB 164,664,000, and an expanded cost basis reflecting the first full year of operations of two new hospitals in GZU and PDU, as well as costs related to the move to expanded facility in PXU.

B.            Liquidity and Capital Resources

Our primary sources of cash have been cash flows generated from operating activities and through debt and equity financing.

At December 31, 2020, our outstanding bank borrowings include an aggregate principal amount of RMB 2,084,127,000 (RMB equivalent of US$ 298,418,000) obtained at the Closing Date, of which RMB 1,042,063,500 from Shanghai Pudong Development Bank Putuo Sub-Branch and RMB 1,042,063,500 from China Merchants Bank Co., Ltd., New York Branch. The borrowings are secured by NF Unicorn Holding Limited (“NF Holding”)’s equity interests in NF Unicorn Chindex Holding Limited (“NF Chindex”), NF Chindex’s equity interests in Chindex, NF Holding’s equity interests in NF Unicorn HHH Holding Limited (“NF HHH”), and NF HHH’s equity interests in Healthy Harmony Healthcare, Inc. The borrowings are repayable in instalments over seven years until December 2026.

As of December 31, 2020, management believed that our current level of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition or similar actions. If we determine that our cash requirements exceed the amount of our cash on hand, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding. However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets. See “Item 3. Key Information — D. Risk Factors —  Risks Relating to Doing Business in China —  The conversion of RMB into foreign currency is regulated, and these regulations could adversely affect us.”

The following table summarizes our cash flows for the periods presented:

	Predecessor		Successor	S/P Combined (non-IFRS)	Successor
	Year Ended December 31 2018	Period from January 1 to December 18 2019	Period from December 19 to December 31 2019	Year Ended December 31 2019	Year Ended December 31 2020
			(Restated)	(Restated)
	RMB	RMB	RMB	RMB	RMB	US$
Cash generated from (used for):
Operating activities	130,980	316,639	(80,432)	236,207	265,215	40,646
Investing activities	(534,948)	(341,771)	(45,671)	(387,442)	(319,689)	(48,994)
Financing activities	103,635	(189,961)	(9,702)	(199,663)	(631,234)	(96,741)
Net decrease in cash and cash equivalents	(300,333)	(215,093)	(135,805)	(350,898)	(685,708)	(105,089)

Operating Activities

Net cash provided by operating activities was RMB 265,215,000 for the year ended December 31, 2020. Our net cash provided by operating activities in 2020 reflected a net loss of RMB 531,854,000, as adjusted by the add back of non-cash items mainly consisting of depreciation and amortization expenses of RMB 425,160,000, finance costs of RMB 263,810,000, foreign exchange losses of RMB 49,389,000, and loss in fair value change of warrant liabilities of RMB 112,729,000. The RMB 142,052,000 change in operating assets and liabilities, net of additions and disposals mainly arises from a decrease in trade payables, contract liabilities, accrued expenses and other current liabilities of RMB 230,314,000, an decrease in amounts due from related parties of RMB 56,794,000, a decrease in restricted cash of RMB 382,294,000, partially offset by an increase in inventories of RMB 35,781,000, and an increase in trade receivables, prepayments and other current assets of RMB 34,201,000, a decrease in amounts due to related parties of RMB 967,000, changes in other noncurrent assets and liabilities of RMB 4,227,000. Due to adoption of IFRS 16, all applicable lease payments are included in capital lease payments of financing activities.

Net cash provided by operating activities was RMB 236,207,000 for the 2019 S/P Combined Period. Our net cash provided by operating activities in 2019 reflected a net loss of RMB 466,267,000, as adjusted by the add back of non-cash items mainly consisting of depreciation and amortization expenses of RMB 344,384,000, finance costs of RMB 162,233,000, share-based compensation expenses of RMB 44,917,000, and foreign exchange losses of RMB 15,761,000. The RMB 162,597,000 change in operating assets and liabilities, net of additions and disposals mainly arises from an increase in trade payables, contract liabilities, accrued expenses and other current liabilities of RMB 150,857,000, an increase in amounts due from related parties of RMB 34,253,000, a decrease in restricted cash of RMB 26,272,000, partially offset by an decrease in inventories of RMB 718,000, and an decrease in trade receivables, prepayments and other current assets of RMB 15,712,000, an increase in amounts due to related parties of RMB 1,504,000, changes in other noncurrent assets and liabilities of RMB 1,787,000. Due to adoption of IFRS 16, all applicable lease payments are included in capital lease payments of financing activities.

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

Investing Activities

Cash used in investing activities during the year ended December 31, 2020 was RMB 319,689,000, and was mainly attributable to (i) capital expenditures in connection with the purchase of equipment and software licenses of expansion assets included in DTU, GZU and PDU, and costs related to the move to expanded facility in PXU totaling RMB 268,636,000, as well as capital expenditures in relation to maintenance of existing facilities of RMB 44,064,000, and (ii) payment made in relation to the acquisition of Precision Clinic of RMB 10,336,000 (net of cash received).

Cash used in investing activities during the 2019 S/P Combined Period was RMB 387,442,000, and was attributable to capital expenditures in connection with the purchase of equipment and software licenses of expansion assets included in GZU and PDU and costs related to the move to expanded facility in PXU totaling RMB 315,773,000, as well as capital expenditures in relation to maintenance of existing facilities of RMB 71,669,000.

Cash used in investing activities during the year ended December 31, 2018 was RMB 534,948,000, and was primarily attributable to capital expenditures of RMB 530,617,000 in connection with the purchase of equipment and software licenses, as well as development of UFH’s existing facilities and expansion of new facilities mainly in Shanghai and Guangzhou.

Financing Activities

Net cash used in financing activities during the year ended December 31, 2020 was RMB 631,234,000, and was primarily attributable to early repayments of IFC borrowings of RMB 404,136,000 (US$ denominated loan of US$ 57,200,000 in principal), repayments of Senior Secured Term Loan of RMB 10,576,000, repayments of loans provided by a related party of RMB 28,900,000, and payments of lease liabilities of RMB 217,179,000, offset by proceeds to subscribe shares of RMB 29,456,000.

Net cash used in financing activities during the 2019 S/P Combined Period was RMB 199,663,000, and was primarily attributable to payments of lease liabilities of RMB177,566,000, and the repayments of borrowings of RMB 22,097,000 (US$ denominated loan of US$3,193,000).

Cash provided in financing activities during the year ended December 31, 2018 was RMB 103,635,000, and was primarily attributable to net proceeds from borrowings from the IFC of RMB 126,386,000 (US$ denominated loan of US$20,000,000) for development of GZU, which was partially offset by the repayments of borrowings of RMB 22,751,000 (US$ denominated loan of US$3,473,000).

Capital Expenditures

Our capital expenditures have been incurred primarily in relation to (1) maintenance and other properties of existing facilities; and (2) design and construction of new expansion hospital facilities. During the year ended December 31, 2018, 2019 and 2020, our capital expenditures on an accrual basis totaled RMB 988.4 million, RMB 190.9 million and RMB 260.5 million (US$ 39.9 million), respectively.

We expect that our total capital expenditures will be approximately RMB 226.2 million over the year ending December 31, 2021, relating to the maintenance and expansion of our business operations. Of this amount, up to approximately RMB 101.2 million is expected to be incurred for final payments of construction and purchase of equipment for DTU, RMB 20.0 million for new clinic expansions, and up to approximately RMB 105.0 million is expected to be incurred for maintenance and organic growth of other existing facilities.

We intend to fund these expenditures through corporate capital reserves, anticipated loan financings as described below and cash flow from operations. Registered foreign debt is expected to be secured by obtaining required governmental and credit approvals.

C.            Research and Development, Patents and Licenses, etc.

Research and Development

We had no significant research and development policies or activities for the years ended December 31, 2018, 2019 and 2020.

Intellectual Property

We believe the protection of our trademarks is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our trademarks. For details of our trademarks, please refer to “Item 4. Information on the Company — B. Business Overview — Intellectual Property”.

D.            Trend Information

Other than as disclosed elsewhere in this report, including the discussion set forth in “Item 5. Operating and Financial Review and Prospects – A. Operating Results Overview – Impact of COVID-19”, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.            Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements in fiscal years 2018, 2019 or 2020.

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

		Payment due by period
(in thousands of RMB)	Total	Within one year	In the second to third year	In the third to fifth year	Over five years
Year Ended December 31, 2020
Interest-bearing borrowings	2,060,676	6,027	100,089	909,190	1,045,370
Lease liabilities	2,589,094	186,764	185,729	508,260	1,708,341
	4,649,770	192,791	285,818	1,417,450	2,753,711

Capital expenditures contracted for by us as of December 31, 2020, but not yet paid were as follows:

	Year Ended December 31, 2020
(in thousands of RMB)	RMB	US$
Property and equipment	174,370	26,723

For more information about these contractual obligations, see notes 18 and 25 to our consolidated financial statements appearing elsewhere herein.

Item 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Our Executive Officers and Directors

As of December 31, 2020, the following persons (with ages as of the date of this report) are the directors and executive officers of New Frontier Health Corporation.

Name	Age	Position
Antony Leung	69	Chairman of the Board and Director
Qiyu Chen	48	Co-Chairman of the Board and Director
Roberta Lipson	65	Chief Executive Officer and Director
Walter Xue	53	Chief Financial Officer
Carl Wu	37	President, Chairman of the Executive Committee and Director
David Zeng	32	Chief Operating Officer and Director
Alastair Pu Yan Mah	41	Vice President of Medical Affairs
Shan Fu	53	Director
Edward Leong Che-hung	81	Director (independent)
Frederick Ma Si-hang	69	Director (independent)
Lawrence Chia	66	Director (independent)

Biographical information for each member of our Board of Directors and senior management is set forth below.

Antony Leung, has been the Company’s Chairman since its IPO. Mr. Leung is the Group Chairman of NFG, which he co-founded with Carl Wu in 2016. Mr. Leung is also the Group Chairman of Nan Fung Group, a leading Chinese conglomerate based in Hong Kong engaging in real estate and investment businesses. Before joining Nan Fung Group in 2014, Mr. Leung worked for Blackstone, where he held various positions including Senior Managing Director, Co-Head of Private Equity in Asia, Chairman of Greater China and member of the Executive Committee, being responsible for growing Blackstone’s business in Asia. He successfully arranged the investment by China Investment Corporation in Blackstone’s IPO in 2007.

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

Qiyu Chen, served as a director of the Company since the consummation of the business combination. Mr. Chen has been the executive director and the co-chief executive officer of Fosun International Limited (SEHK: 00656) since July 2015 and March 2017, respectively. In addition, Mr. Chen has also been an executive director and the chairman of Fosun Pharma since May 2005 and June 2010, respectively. Mr. Chen joined Fosun Group in April 1994 and was appointed as a director in May 2005. Mr. Chen also has been a director of Fosun High Tech since July 2015 and the chairman since November 2017. Mr. Chen has served as a non-executive director since May 2010 and a vice chairman since September 2014 of Sinopharm Group Co., Ltd. (SEHK: 01099), a non-executive director of Babytree Group (SEHK: 01761) since June 2018, a director of Beijing Sanyuan Foods Co., Ltd. (SSE: 600429) since March 2015 and a director of Dian Diagnostics Group Co., Ltd (SSE: 300244) from May 2010 to February 2019. Mr. Chen previously served on the board of directors of Maxigen Biotech Inc. (TWSE: 1783) from September 2015 until November 2017. In addition, Mr. Chen is the chairman of the China Medical Pharmaceutical Material Association, a vice president of the China Pharmaceutical Innovation and Research Development Association, the chairman of the Shanghai BioPharmaceutical Industry Association and the vice council of the Shanghai Society of Genetics. Mr. Chen is a member of the 13th Shanghai Standing Committee of the Chinese People’s Political Consultative Conference and was a member of the 12th Shanghai Standing Committee of the same conference. In 2018, Mr. Chen was awarded “Shanghai Excellent Constructor of Socialism with Chinese Characteristics from Non-Public Sector” and “Shanghai Outstanding Entrepreneur.” Mr. Chen obtained a bachelor’s degree in genetics from Fudan University in 1993 and an EMBA degree from China Europe International Business School in 2005.

Roberta Lipson, has been our Chief Executive Officer since 2019. Ms. Lipson is the Founder and Chief Executive Officer of UFH. Ms. Lipson has over 40 years of experience as a pioneer and leader in the Chinese healthcare industry. She originally cofounded UFH’s predecessor company, Chindex, in 1981, and expanded its business from China’s top medical equipment distribution company into UFH, one of China’s first and largest foreign-invested healthcare networks. As CEO, Ms. Lipson has oversight over all of UFH functions, has led the development of all UFH operation expansions, helms the organization’s strategic direction and drives a corporate culture of patient-centered care. Her operational and market experience and focus on strategic team-building are the backbone of UFH’s success and strong growth trajectory.

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

Walter Xue, has been our Chief Financial Officer since 2019. A Chinese national, Mr. Xue is a market-leading financial healthcare manager and leader, with almost 25 years’ industry experience. His tenure with Chindex began in 1996 as head of finance for Chindex’s China operations while Chindex was publically listed on the Nasdaq. As senior vice president of Chindex while it was a U.S.-listed public company, Mr. Xue was involved in public reporting and oversaw its financial operations. In 1996-1997, he was a member of the founding team of UFH’s first healthcare operation, BJU, and served as Vice President of Finance, overseeing both the medical device trading and the healthcare services segments. Mr. Xue was promoted to Corporate CFO in 2015 after Chindex’s medical device trading operation spin-off and UFH’s privatization. As CFO, Mr. Xue has oversight on financial, legal and operational corporate structuring; strategic operational and financial analysis and projections; capital raising, management, and strategic investment; business planning and expansion strategy; tax and financial regulatory compliance; and control functions. Mr. Xue serves on the board of all of UFH’s subsidiaries. Mr. Xue obtained a bachelor’s degree in accounting from Beijing Technology and Business University and an MBA from Rutgers University.

Carl Wu, was the Company’s Chief Executive Officer from its inception through the consummation of the business combination and, is currently a director and the Chairman of the Executive Committee of the Company. Mr. Wu has also served as our President since August 2020. Mr. Wu is an investor, entrepreneur and business builder. Prior to co-founding NFG with Mr. Leung in 2016, Mr. Wu worked at Blackstone from 2007 to 2016, where he was a Managing Director. Mr. Wu helped establish Blackstone’s businesses in Asia and China with Mr. Leung and as such executed a variety of Blackstone’s investments in China. Apart from his extensive investment experience in China and globally, Mr. Wu has also founded several healthcare and technology businesses. He is the Executive Chairman and co-founder of YD Care, Heal Oncology, Boxful Technology and HelloToby Technology, and the Chairman of Care Alliance, NF GBA Healthcare Group and Precision Medical.

David Zeng, has served as a director of the Company since the consummation of the business combination. Mr. Zeng has also served as our Chief Operating Officer since August 2020. Mr. Zeng joined NFG in June 2018 and is a Managing Director of NFG, primarily responsible for leading New Frontier’s investment efforts prior to the consummation of the business combination. Prior to joining New Frontier, Mr. Zeng worked for The Blackstone Group L.P. (NYSE: BX) (“Blackstone”) from 2014 to 2018, and served as a Senior Associate of Blackstone’s Private Equity Group in Hong Kong. At Blackstone, he led the execution of a number of investments across multiple industries in China, including the take-private of Global Sources Limited (one of world’s largest electronics exhibition operators) and the buyout of Shya Hsin Packaging (one of world’s largest color cosmetics plastic packagers with over 5,000 employees). Mr. Zeng was also actively involved in the operations of Blackstone portfolio companies. For example, he served as the CFO and executive director of ShyaHsin Packaging and led a number of key operational initiatives. Prior to joining Blackstone, Mr. Zeng was a member of the Mergers & Acquisitions Group at Barclays Plc. in Hong Kong from 2011 to 2014. Mr. Zeng obtained a bachelor’s degree in economics from Pomona College in 2011.

Dr. Alastair Pu Yan Mah, has been NFH’s Vice President of Medical Affairs since March 2021. Dr. Mah heads UFH’s medical operations and is responsible for maintaining UFH’s safety and quality standards, as well as developing clinical education and research. Dr, Mah has extensive experience in both public and private healthcare in Hong Kong and Australia. Recently Dr. Mah served as a Patient Safety and Risk Officer for the Hong Kong Health Authority. Prior to that, Dr. Mah served as Chief Medical Officer, group Chief Medical Officer and in various other executive positions for private and public healthcare organizations in Australia. In addition his medical degree, Dr. Mah also has an MBA and a Masters of Health Services Management.

Shan Fu, has served as a director of the Company since the consummation of the business combination. Mr. Fu has been a managing partner, a joint chief executive officer and the Greater China chief executive officer of Vivo Capital LLC, an investment firm that primarily invests in the biotechnology and healthcare sectors, since October 2013. Mr. Fu has also been a director of Sinovac Biotech CO., Ltd. (Nasdaq: SVA) since July 2018, a director of TOT BIOPHARM International Co. Ltd. (HKSE: 01875) since January 2016, and a director of InnoCare Pharma Ltd. (HKSE: 09969) since February 2018. Between June 2008 and October 2013, Mr. Fu worked as a senior managing director in the Beijing branch of Blackstone (Shanghai) Equity Investment Management Company Limited. Mr. Fu obtained a master’s degree in history and a bachelor’s degree in history, both from Peking University in Beijing, in 1991 and 1988, respectively.

Edward Leong Che-hung, served as a director of the Company since the closing of its IPO. Dr. Leong is one of the most respected medical professionals and public health administrators in Asia, having actively engaged in public services and has engaged in various influential public roles during his career. He was a member of the Legislative Council of Hong Kong, representing the medical constituency from 1988 to 2000. In 2002, Dr. Leong was appointed as the chairman of the Hong Kong Hospital Authority where he was involved in drawing up the blueprint for Hospital Authority, taking special responsibility for Medical Service Development. Subsequently, Dr. Leong served as a non-official member of the Executive Council HKSAR from 2005 to 2012. He was chairman of the Hong Kong University Council until 2015 and spearheaded the commissioning of The University of Hong Kong — Shenzhen Hospital in Shenzhen during his term. Dr. Leong also served as the chairman of the Standard Working Hours Committee from 2013 to 2016. His other former public positions include the Chairman of the Elderly Commission HKSAR, Chairman of Hong Kong AIDS Foundation and the Elder Academy Development Foundation. Dr. Leong was awarded the Gold Bauhinia Star in 2001 and the Grand Bauhinia Medal in 2010.

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

Frederick Ma Si-hang, has served as a director of the Company since the closing of its IPO. He is currently an independent non-executive director of FWD Group and a director of Husky Energy Inc. Professor Ma was previously the non-executive chairman of the MTR Corporation. Professor Ma was previously an independent non-executive director of Agricultural Bank of China Limited, Aluminum Corporation of China Limited, Hutchison Port Holdings Management Pte. Limited and China Resources Land Limited, and also a non-executive director of China Mobile Communications Corporation and COFCO Corporation. He was a member of Managing Board at Kowloon-Canton Railway Corporation and a director of Airport Authority Hong Kong and the Hong Kong Mortgage Corporation Limited.

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

Lawrence Chia, has served as a director of the Company since March 2020. Mr. Chia has served on the board of directors of BC Technology Group Limited (HKEX: 863) since April 2018. In addition, Mr. Chia has served as the chief executive officer of the Samling Group of Companies (“Samling”), a Malaysia-based international conglomerate, since November 2017. Prior to Mr. Chia’s experience at Samling, Mr. Chia was the chief executive officer of Deloitte China from October 2013 to September 2016. Mr. Chia is a chartered accountant and is a member of the Hong Kong Institute of Certified Public Accountants.

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

B.            Compensation

Remuneration of Directors and Senior Management

Director Compensation

The Company’s Compensation Committee approved the payment of $55,000 per year to the Company’s independent directors as compensation for their service on the Board starting in 2020. None of the other directors will receive compensation for their service as members of the Company’s board of directors.

Executive Compensation

The following table shows the compensation paid by UFH to its key personnel as a group for the full year ended December 31, 2020 (in thousands of RMB):

Executive Compensation

Short Term employee benefits including salary and bonuses	10,443
Post-employment benefits	93
Share-based compensation expense	355
Total compensation to key personnel	10,891

Amount set aside for pension, retirement or similar benefits

The total amount set aside or accrued by the Company to provide pension, retirement or similar benefits for executives was RMB 93,000 (US$ 14,000) for the year ended December 31, 2020, pursuant to the applicable law.

C.            Board Practices

Our Amended and Restated Memorandum and Articles of Association (the “Articles”) provide that the Board of Directors must comprise at least one member. Our Board of Directors currently consists of nine (9) directors. Our Articles further provide that, subject to the terms of (i) the Fosun Director Nomination Agreement, (ii) the Vivo Director Nomination Agreement, (iii) the Sponsor Director Nomination Agreement and (iv) the Lipson Employment Agreement, that the number of directors, which will be fixed at nine members, may be increased or decreased from time to time by a resolution of our Board of Directors. In addition, each director shall be elected annually at each annual general meeting (or extraordinary general meeting in lieu thereof). The directors shall hold their office for a term of one year or until their respective successors are elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

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

As of December 31, 2020, 2019 and 2018, we had 3,309, 3,425 and 3,191 employees, respectively, all of whom are located in China. Of these employees, 151 are non-Chinese citizens and 3,158 are Chinese citizens. Approximately 527 of these employees are medical professionals such as physicians and dentists, 289 are ancillary staff such as lab technicians and pharmacists, 1,014 are nursing staff, with the balance being administration, management, and facility staff. Each month on average, about 1,432 external consultants are contracted at UFH facilities for short-term or specialized engagements. Neither the Company nor its subsidiaries is subject to any union negotiated labor contracts. Employees’ compensation is usually indexed to local inflation statistics. UFH believes it has good relations with its employees.

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

Beneficial owners(1)	Number of shares	% owned
Roberta Lipson(2)	3,509,799	2.7%
Walter Xue	62,088	*
Alastair Pu Yan Mah	--	--
Antony Leung(3)	19,837,500	14.2%
Carl Wu(4)	18,425,000	13.2%
David Zeng(5)	206,250	*
Edward Leong Che-hung	10,000	*
Frederick Ma Si-hang	—	—
Shan Fu	—	—
Qiyu Chen	—	—
All directors and executive officers as a Group (eleven individuals)	25,129,137	17.9%

5% Shareholders
New Frontier Public Holding Ltd.(6)	17,012,500	12.2%
Fosun Industrial Co., Limited.(7)	9,400,000	7.1%
Certain funds and accounts advised by Nan Fung Group Holdings Limited(8)	9,650,000	7.2%
Vivo Capital Fund IX (Cayman), L.P.(9)	14,300,000	10.8%
Certain funds and accounts advised by Capital Research and Management Company (10)	12,173,386	9.2%

* Less than 1%

(1)	The percentage of beneficial ownership is calculated based on 131,847,694 ordinary shares outstanding as of the date of this report.

(2)	Pursuant to the Lipson Reinvestment Agreement 1,227,251 ordinary shares were issued to Ms. Lipson and 2,363,548 ordinary shares were issued to trusts affiliated with Ms. Lipson.

(3)	Includes (x) (i) 9,542,500 ordinary shares, (ii) 7,470,000 private placement warrants and (iii) 7,470,000 ordinary shares underlying the private placement warrants, held of record by the Sponsor; (y) (i) (a) 600,000 ordinary shares, (b) 300,000 public warrants and (c) 300,000 ordinary shares underlying the public warrants purchased by entities affiliated with Mr. Leung in NFC’s initial public offering, (ii) (a) 1,575,000 ordinary shares, (b) 350,000 forward purchase warrants and (c) 350,000 ordinary shares underlying the forward purchase warrants, held of record by Mr. Leung or entities affiliated with Mr. Leung. The address for this shareholder is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(4)	Includes (x) (i) 9,542,500 ordinary shares, (ii) 7,470,000 private placement warrants and (iii) 7,470,000 ordinary shares underlying the private placement warrants, held of record by the Sponsor; and (y) (i) (a) 300,000 ordinary shares, (b) 150,000 public warrants and (c) 150,000 ordinary shares underlying the public warrants purchased by entities affiliated with Mr. Wu in NFC’s initial public offering, (ii) (a) 787,500 ordinary shares, (b) 175,000 forward purchase warrants and (c) 175,000 ordinary shares underlying the forward purchase warrants, held of record by Mr. Wu or entities affiliated with Mr. Wu. The address for this shareholder is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(5)	Interests shown include (i) 206,250 ordinary shares, (ii) 37,500 ordinary shares underlying forward purchase warrants, and (iii) 37,500 forward purchase warrants. The address for this shareholder is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(6)	Antony Leung and Carl Wu share voting and dispositive power over the securities held by the Sponsor. Each of Mr. Leung and Mr. Wu disclaims beneficial ownership over any securities owned by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The interests shown include (i) 9,542,500 ordinary shares, (ii) 7,470,000 private placement warrants and (iii) 7,470,000 ordinary shares underlying the private placement warrants, held of record by the Sponsor. The Sponsor may also be deemed to beneficially own an additional 22,929,125 ordinary shares pursuant to certain irrevocable proxies, each dated as of December 17, 2019, granted to the Sponsor by certain shareholders, pursuant to which the Sponsor may vote the ordinary shares subject to such irrevocable proxies at any meeting of NFH’s shareholders until such time as the granting shareholder no longer owns such ordinary shares. In addition, the Sponsor is a party to (i) the Fosun Director Nomination Agreement, pursuant to which the Sponsor and Fosun have agreed to vote or cause to be voted all ordinary shares beneficially owned or controlled (directly or indirectly) by them in favor of any director nominee(s) nominated or supported by the other party, (ii) the Vivo Director Nomination Agreement, pursuant to which the Sponsor and Vivo have agreed to vote or cause to be voted all ordinary shares beneficially owned or controlled (directly or indirectly) by them in favor of any director nominee(s) nominated or supported by the other party, and (iii) certain Director Support Letter Agreements, each dated as of December 17, 2019, pursuant to which certain shareholders have agreed to vote an aggregate of 17,605,000 ordinary shares in favor of any director nominee nominated or supported by the Sponsor. The address for this shareholder is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(7)	Fosun Industrial Co., Limited is a wholly-owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., which is a subsidiary of Shanghai Fosun High Technology (Group) Co., Ltd., which is a wholly-owned subsidiary of Fosun International Limited, which is a subsidiary of Fosun Holdings Limited, which is a wholly-owned subsidiary of Fosun International Holdings Ltd. Guo Guangchang controls Fosun International Holdings and may be deemed to beneficially own the shares. Interests shown include 9,400,000 ordinary shares. In addition, the Sponsor and Fosun are parties to the Fosun Director Nomination Agreement. See note 2 above. The address for this shareholder is Building A, No. 1289 Yishan Road, Shanghai 200233, China.

(8)	Includes NF SPAC Holding Limited (“NF SPAC”) and Sun Hing Associate Limited (“Sun Hing”). Interests shown include (i) 8,350,000 ordinary shares, (ii) 600,000 ordinary shares underlying the public warrants, (iii) 600,000 public warrants, (iv) 700,000 ordinary shares underlying the forward purchase warrants, and (v) 700,000 forward purchase warrants. Each of NF SPAC and Sun Hing is an indirect wholly-owned subsidiary of Nan Fung Group Holdings Limited (“NFGHL”). The members of the Executive Committee of NFGHL make investment decisions with respect to the securities directly and indirectly held by NFGHL and, therefore, the securities held by NF SPAC and Sun Hing. Mr. Antony Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL and therefore may be deemed to beneficially own these shares. The address for Nan Fung Group is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central, Hong Kong.

(9)	Vivo Capital IX (Cayman), LLC is the general partner of Vivo Capital Fund IX (Cayman), L.P. The voting members of Vivo Capital IX (Cayman), LLC are Frank Kung, Albert Cha, Shan Fu, Edgar Engleman and Chen Yu, none of whom has individual voting or investment power with respect to the shares. Interests shown include 14,300,000 ordinary shares. In addition, the Sponsor and Vivo are parties to the Vivo Director Nomination Agreement. See note 2 above. The address for Vivo Capital Fund IX (Cayman), L.P. is 192 Lytton Avenue, Palo Alto, California 94301.

(10)	Includes SMALLCAP World Fund, Inc. (“SCWF”), American Funds Insurance Series — Global Small Capitalization Fund (“VISC”) and American Funds Developing World Growth and Income Fund (“AFDWGI” and, together with SCWF and VISC, the “CRMC Shareholders”). Capital Research and Management Company (“CRMC”) is the investment adviser to each of the CRMC Shareholders. CRMC and/or Capital Research Global Investors (“CRGI”) may be deemed to be the beneficial owner of all of the securities expected to be held by the CRMC Shareholders; however, each of CRMC and CRGI expressly disclaim that it is the beneficial owner of such securities. Julian N. Abdey, Noriko H. Chen, Peter Eliot, Brady L. Enright, Bradford F. Freer, Leo Hee, Roz Hongsaranagon, Claudia P. Huntington, Jonathan Knowles, Harold H. La, Aidan O’Connell, Andraz Razen, Gregory W. Wendt and Dylan Yolles, as portfolio managers, are expected to have voting and investment power over the securities to be held by SCWF. Bradford F. Freer, Claudia P. Huntington, Harold H. La, Aidan O’Connell and Gregory W. Wendt, as portfolio managers, are expected to have voting and investment power over the securities to be held by VISC. The address for each of the CRMC Shareholders is c/o Capital Research and Management Company, 333 South Hope Street, 55th Floor, Los Angeles, CA 90071. The CRMC Shareholders may be affiliates of a broker-dealer.

Item 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” and “Item 4.A. History and Development of the Company — Proposed Going Private Transaction.”

B.	Related Party Transactions

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties.

Anticipated Clinic Purchases From NFG

New Frontier Group currently owns a portfolio of four clinics located in the central business districts of Shanghai, Guangzhou, Shenzhen and Hong Kong. We expect to acquire several of these clinics for a combination of cash and equity at a valuation that approximates its cumulative investment cost. Our management believes that the clinics will be highly synergistic to our current operations due to the clinics’ central location in China’s tier one cities, overlapping patient profile and similar service offerings. In addition, our management believes that such clinics will provide additional revenue generating opportunities through patient referrals to the existing hospitals and facilities within our network in those cities and through the availability of additional clinical services for our patients at more centrally located facilities. Definitive terms for such transactions have not been finalized. Such transactions will be subject to review and approval by our board of directors in accordance with applicable rules and regulations and our policies and procedures for transactions with related parties.

Shanghai Precision Clinic Co., Ltd. Acquisition

On November 30, 2020, we entered into an equity transfer agreement with Shanghai Niufeng Medical Technology Co., Ltd. (“Party A”), Chen Jianning (“Party B”), Shanghai Chunyu Hospital Management Co., Ltd. and Shanghai Precision, pursuant to which we acquired 100% of the equity interests of Shanghai Precision from Party A, a subsidiary of NFG and Party B.

The Company paid RMB10.7 million in cash. RMB29.6 million was received in the form of ordinary shares and part of which was from repayment of related party loans. The transaction was approved by our board of directors subject to the approval of our Audit Committee. We expect that this acquisition will enable us to expand our outpatient clinic network to the center of Shanghai to better serve the community by providing more convenient locations and act as a feeder network to the Shanghai market.

Pledge Agreements with China Merchants Bank Co., Ltd., Shenzhen Branch

On May 18, 2020, the Board (without Messrs. Leung and Wu, each of whom recused themselves for this matter) approved (i) the entrance by NFPH into a Stock Pledge Agreement (the “NFH Pledge Agreement”), dated May 18, 2020, with China Merchants Bank Co., Ltd., Shenzhen Branch (“CMB”), pursuant to which NFPH pledged 8,500,000 ordinary shares to CMB, which it received in a private placement prior to our initial public offering, (ii) the entrance by Mr. Leung into a Stock Pledge Agreement (the “Leung Pledge Agreement), dated May 18, 2020, with CMB, pursuant to which Mr. Leung pledged 2,175,000 ordinary shares to CMB, which Mr. Leung subscribed for pursuant to a Forward Purchase Agreement, dated as of June 4, 2018, by and among NFH, NFPH and Mr. Leung and (iii) the entrance by Mr. Wu into a Stock Pledge Agreement (the “Wu Pledge Agreement” and, together with the NFH Pledge Agreement and the Leung Pledge Agreement, the “Pledge Agreements”), with CMB, pursuant to which Mr. Wu pledged 1,087,500 ordinary shares to CMB, which Mr. Wu subscribed for pursuant to a Forward Purchase Agreement, dated as of June 4. 2017, by and among NFH, NFPH and Mr. Wu.

In connection with the entrance into the Pledge Agreements, the Board also approved the entrance into the Consent Letter, dated May 18, 2020, by and among NFH, NFPH, Vivo Capital (Cayman) IX, L.P. and Messrs. Leung and Wu, pursuant to which NFPH and Messrs. Wu and Leung were permitted to consummate the transactions contemplated by the Pledge Agreements.

In addition, in connection with the entrance into the Pledge Agreements, the Board also approved the entrance into the amendment to the Letter Agreement, dated May 18, 2020, by and among NFH, NFPH and NFH’s officers and directors at the time of its initial public offering (the “Letter Agreement Amendment”), in order to align the definition of “Transfer” in such Letter Agreement with the definition of “Transfer” in those certain forward purchase agreements, entered into among NFH, NFPH and certain accredited investors in connection with NFH’s initial public offering.

Disposal of Beijing Youhujia Healthcare Management Co. Ltd.

On March 31, 2020, the Board (without Messrs. Leung, Wu and Zeng, each of whom recused themselves for this matter) approved the disposal of 80% of the equity interests in a wholly-owned subsidiary of the Company, Beijing Youhujia Healthcare Management Co. Ltd., which is mainly engaged in the provision of matron services for a total consideration of RMB 4.0 million, to Shanghai YD Care Medical Technology Co. Ltd., a related party. The consideration was determined with the assistance of an independent qualified valuator.

Proposed Going Private Transaction

On February 9, 2021, our board of directors received a preliminary non-binding proposal letter from the Buyer Group proposing to acquire all of our outstanding ordinary shares not already owned by the Buyer Group or their affiliates for US$12.00 per share in cash in a going private transaction. Our board of directors has formed a special committee consisting of three independent directors, Dr. Edward Leong Che-hung, Professor Frederick Ma Si-hang and Mr. Lawrence Chia, to consider the going private transaction. As of the date of this Annual Report, the special committee is still in the process of evaluating the proposal. For more details, see “Item 4.A. History and Development of the Company — Proposed Going Private Transaction.”

NFH Related Party Transactions

The following table shows the transactions between NFH and the related parties listed above for the periods presented:

	Predecessor		Successor	S/P Combined (non- IFRS)	Successor
Transactions	Year Ended December 31 2018	Period from January 1 to December 18 2019	Period from December 19 to December 31 2019	Year Ended December 31 2019	Year Ended December 31 2020
Repayment of related party loan to Shanghai Peiyun Medical Technology Co., Ltd., a fellow subsidiary of the Sponsor	—	—	—	—	28,900
Share subscriptions from Strategic Healthcare Holding Limited, a fellow subsidiary of the Sponsor	—	—	—	—	29,456
Purchase of nursing services from Beijing Youhujia Healthcare Management Co., Ltd.("Beijing YHJ") and Shanghai Youhujia Health Management Co., Ltd. ("Shanghai YHJ"), fellow subsidiaries of the Sponsor	—	—	—	—	10,170
Purchase of 75% equity of Precision clinic from Shanghai Niufeng Medical Technology Co., Ltd., a fellow subsidiary of the Sponsor	—	—	—	—	8,000
Management services to Shenzhen Sanjiu Hospital Co., Limited	—	—	148	148	4,330
Sale of 80% equity of Beijing YHJ to Shanghai YD Care Medical Technology Co. Ltd., a fellow subsidiary of the Sponsor	—	—	—	—	4,000
Purchases of medical services from Shanghai Fuji Medical Equipment Co., Limited, a subsidiary of Fosun	1,006	1,746	75	1,821	1,828
Donation to China United Foundation for China's Health (UFCH), a not-for-profit organization with significant influence by NFH CEO	—	—	—	—	864
Sale of medical consumables to China UFCH	—	—	—	—	350
Purchases of medical services from Shanghai Fosun Medical System Co., Limited, a subsidiary of Fosun		59	83	142	234
Consulting services to Beijing YHJ and Shanghai YHJ	—	—	—	—	219
Purchases of medical equipment from Ample Up Limited, a subsidiary of Fosun, and Chindex Medical Limited, a subsidiary of Fosun	882	16,865	67	16,932	85
Management consulting services from TPG Healthy, L.P. ("TPG") and Fosun	3,637	3,797	—	3,797	—
Advances to senior executives(i)	14,705	—	63,405	63,405	—
Transaction bonus to senior executives	—	—	4,553	4,553	—
Transaction expense reimbursement to Fosun	—	—	34,977	34,977	—

(i)     Healthy Harmony provided interest bearing advances to senior executives. Amounts in 2018 were fully repaid by senior executives upon the completion of the merger transaction. Amount due from senior executives at 31 December 2019 was a balance due from a senior executive, which was promptly paid back in January 2020.

C.	Interests of Experts and Counsel

Not applicable.

Item 8	FINANCIAL INFORMATION

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

B.	Significant Changes

No significant change has occurred other than as described in this report since the date of our most recent audited financial statements.

Item 9	THE OFFER AND LISTING

A.	Offer and Listing Details

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

B.	Plan of Distribution

Not applicable.

C.	Markets

The New York Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10	ADDITIONAL INFORMATION

A.	Share Capital

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

Election of Directors

Our board consists of nine directors. Each of our directors will have a term that expires at our next annual general meeting of shareholders, or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. There will be no cumulative voting with respect to the election of directors, with the result that directors will be elected by a majority of the votes cast at an annual general meeting of NFH.

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

An aggregate cash amount of approximately $17,850,148 (subject to any withholding or deduction under applicable laws and certain adjustments) was paid to the Management Sellers and an aggregate of approximately $16,665,306 of NFH ordinary shares were issued to the Management Sellers in accordance with the terms of the Management Reinvestment Agreements at the consummation of the business combination. An aggregate of approximately $3,718,374 of NFH Options and NFH RSUs are expected to be issued to the Management Sellers in respect of their outstanding RSUs and options of Healthy Harmony. Approximately $12 million of the $17,850,148 paid to the Management Sellers will be withheld for individual income tax in China, which was incurred due to the exercise of the options and the vesting of the RSUs. Net of individual income tax, the Management Sellers rolled over approximately 78% of the value of their LP Interests, Partnership Options and Partnership RSUs into NFH ordinary shares, NFH Options and NFH RSUs.

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

Passive Foreign Investment Company Status

Based on the projected composition of our income and assets, and the projected income of NFH and the projected valuation of NFH’s assets, including goodwill, NFH believes that it may not be a PFIC for 2020, although as discussed below, there is a significant risk that NFH will be a PFIC for its 2020 year. However, there is a significant risk that NFH will be treated as a PFIC for 2020.

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

There is a significant risk that after the business combination, NFH may be a PFIC for its 2020 fiscal year under the asset or income test . NFH’s actual PFIC status for 2020 or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to NFH’s status as a PFIC for the current taxable year or any future taxable year.

The determination of whether NFH is a PFIC is made annually. Accordingly, it is possible that after the business combination NFH’s PFIC status may change due to changes in its asset or income composition. Because NFH will value its goodwill based on the market value of its ordinary shares, a decrease in the price of ordinary shares may also result in NFH becoming a PFIC. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. If NFH is a PFIC for any taxable year, shareholders will be subject to special tax rules discussed below.

If or NFH is a PFIC for any taxable year during which a U.S. holder holds ordinary shares and such holder does not make a timely mark-to-market election, as described below, such holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holding period for the ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which NFH is a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If NFH is a PFIC for any taxable year during which a U.S. holder holds public warrants, under proposed U.S. Treasury regulations, the public warrants will be considered options to acquire stock of a PFIC, the disposition of which will generally be subject to the special tax rules described herein.

Although the determination of whether NFH is a PFIC is made annually, if NFH is a PFIC for any taxable year during which a U.S. holder holds public shares, ordinary shares or public warrants, such holder will generally be subject to the special tax rules described above for that year and for each subsequent year in which the U.S. holder holds ordinary shares or public warrants (even if NFH does not qualify as a PFIC in such subsequent years). However, if NFH ceases to be a PFIC, shareholders can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if the ordinary shares or public warrants had been sold on the last day of the last taxable year during which NFH was a PFIC. Holders of ordinary shares or public warrants are urged to consult their own tax advisors about this election.

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

I.              Subsidiary Information

Not applicable.

Item 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

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

B.            Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Foreign currency exchange risk arises when we enter into transactions denominated in a currency other than our functional currency. We generate 100% of our revenue and incur approximately 98% of our expenses in RMB within China, however, a portion of our earnings are typically transferred from China and converted into U.S. dollars or other currencies to pay certain of these expenses, including to service our offshore debt financing (which is denominated in RMB). RMB are not freely traded and is closely controlled by the Chinese government. The U.S. dollar is freely traded and has recently experienced volatility in world markets. During the year ended December 31, 2020, the RMB appreciated approximately 6.5% against the USD, resulting in net exchange rate losses to us of RMB 49,389,000.

As part of our risk management program, we perform sensitivity analyses to assess potential changes in revenue, operating results, cash flows and financial position relating to hypothetical movements in currency exchange rates. Our sensitivity analysis of changes in the fair value of the RMB to the USD at December 31, 2020 indicated that if the RMB increased or decreased in value by 1% relative to the USD, with all other variables held constant, our pre-tax profit/loss for the year ended December 31, 2020 would have been RMB 10,620,000 lower or higher, respectively.

According to China’s National Bureau of Statistics, for the years ended December 31, 2018, 2019 and 2020, the consumer price index in China, was 2.1%, 2.9% and 2.5%, respectively. Neither deflation nor inflation has had a significant impact on our results of operations in these years.

We also periodically evaluate the convenience of using derivatives and other financial instruments to hedge our foreign exchange rate exposure, with the objective of maximizing and preserving the substantial U.S. dollar denomination of our cash flows, when possible. We did not have any exchange rate related financial instruments in place as of December 31, 2020.

C.            Interest rate risk

Our exposure to the risk of changes in market interest rates relates primarily to our bank borrowings with floating interest rates. Management closely monitors the fluctuation of such rates periodically.

For additional information, please see note 28 to our consolidated financial statements included elsewhere in this report.

D.            Credit risk

Credit risk mainly arises from cash and cash equivalents, restricted cash and trade receivables. We maintain all our cash and cash equivalents and restricted cash in banks and financial institutions with good credit ratings and no recent history of default. Therefore, there is no significant credit risk on such assets being exposed to losses.

For additional information, please see note 28 to our consolidated financial statements included elsewhere in this report.

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

For additional information, please see note 28 to our consolidated financial statements included elsewhere in this report.

Item 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D.            American Depositary Shares

Not applicable.

PART II

Item 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.            Defaults

Not applicable.

B.            Arrears and Delinquencies

Not applicable.

Item 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15	CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2020.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure the information required to be disclosed is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Based upon this evaluation, our management, with the participation of Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures were not effective, due to the material weakness in internal control over financial reporting as described below.

B.            Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by the IASB and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of December 31, 2020. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on their assessment, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020, due to a material weakness in our internal control over financial reporting, described below, related to the accounting for the warrants. Notwithstanding this material weakness, management has concluded that our financial statements included in this Annual Report on 20-F are fairly stated in all material respects in accordance with IFRS for each of the periods presented herein.

C.            Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

D.            Changes in Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended December 31 2019, we identified a material weakness in our internal control over financial reporting. The material weakness identified was the lack of sufficient financial reporting personnel with requisite knowledge and experience in application of SEC rules.

We have implemented a number of measures to address this material weakness, including (i) hiring additional financial reporting personnel with SEC reporting experience from reputable accounting firms; (ii) expanding the capabilities of existing financial reporting personnel through continuous training and education in the reporting requirements under SEC rules and regulations; (iii) enhancing effective monitoring and oversight controls for non-recurring and complex transactions, including additional review by our chief financial officer, chief accounting officer, and other senior finance staff over critical accounting judgments and estimates, reporting and disclosures; and (iv) improving our overall internal controls by engaging an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls in accordance with the compliance requirements under the Sarbanes-Oxley Act of 2002.

As of December 31, 2020, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Material Weakness as of December 31, 2020

As discussed above, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020, due to a material weakness in our internal control over financial reporting. Our controls to evaluate the accounting of the warrants issued by NFC in July 2018 did not operate effectively to appropriately apply the provisions of IAS 32.16. In response to this material weakness, management has expended, and will continue to expend, a substantial amount of effort and resources for the remediation and improvement of our internal control over financial reporting. While we have processes to identify and evaluate the appropriate accounting technical pronouncements and other literature for all significant or unusual transactions, we are improving these processes by acquiring enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding the application of complex accounting matters. Our remediation plan can only be accomplished over time and will be continually reviewed to determine that it is achieving its objectives. We can offer no assurance that these initiatives will ultimately have the intended effects. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16	Reserved

Item 16A.	Audit Committee Financial Expert

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

Ernst & Young Hua Ming LLP (“EY Hua Ming”) have acted as our principal accountants for the years ended December 31, 2020 and 2019. The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by EY Hua Ming for the period indicated. We did not pay any other fees to our principal accountants during the period indicated below.

RMB (in thousands)	For the year ended December 31, 2019	For the year ended December 31, 2020
Audit Fees(1)	$3,600	7,400
Audit-Related Fees(2)	1,100	-
Tax Fees(3)	910	515
Total	$5,610	7,915

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

During the period from March 28, 2018 (date of inception) to December 31, 2018 and the subsequent interim period through December 18, 2019, neither we, nor anyone on our behalf consulted with EY Hua Ming, on behalf of us, regarding the application of accounting principles to a specified transaction (either completed or proposed), or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that EY Hua Ming concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or any matter that was either the subject of a disagreement (as defined in Item 16F(a) (1)(iv) of Form 20-F) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18	FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see page F-1.

Item 19	EXHIBITS

1.1	Amended and Restated Memorandum of Association and Articles of Association of New Frontier Health Corporation (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Form 8-A, filed with the SEC on December 20, 2019).
2.1	Facilities Agreement, dated December 9, 2019, by and among NF Unicorn Chindex Holding Limited, China Merchants Bank Co., Ltd., New York Branch and Shanghai Pudong Development Bank Putuo Sub-Branch Shang (incorporated by reference to Exhibit 2.1 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).
2.2	Warrant Agreement, dated June 27, 2018, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1. to the Company’s Current Report on Form 8-K (File No. 001-38562), filed with the SEC on July 3, 2018).
2.3	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Form 8-A, filed with the SEC on December 20, 2019).
2.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s Form 8-A, filed with the SEC on December 20, 2019).
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 31, 2020).
4.1	Letter Agreement, dated June 27, 2018, by and among the Company, its executive officers, its directors and New Frontier Public Holding Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38562), filed with the SEC on July 3, 2018).
4.2	Registration Rights Agreement, dated June 27, 2018, by and between the Company and New Frontier Public Holding Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-38562), filed with the SEC on July 3, 2018).
4.3	Form of Forward Purchase Agreement, dated as of June 4, 2018, between the Registrant, New Frontier Public Holding Ltd. and the party listed on the signature page thereto (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1/A (File No. 333-225421), filed with the SEC on June 20, 2018).
4.4	Transaction Agreement, dated as of July 30, 2019, by and among the Company, NFC Buyer Sub, Healthy Harmony, HH GP and the Sellers (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).
4.5	Founder Reinvestment Agreement, dated as of July 30, 2019, by and among NFC and the Lipson Parties (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).
4.6	Amendment No. 1 to Founder Reinvestment Agreement, dated as of December 17, 2019, by and among NFC and the Lipson Parties (incorporated by reference to Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).

4.7	Employment Agreement, dated as of December 17, 2019, by and between the Company and Roberta Lipson (incorporated by reference to Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).
4.8	Registration Rights Agreement, dated as of December 17, 2019, by and among the Company, Roberta Lipson and the other parties thereto (incorporated by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).
4.9	Form of Management Reinvestment Agreement, by and among the Company, Healthy Harmony Holdings, L.P. and the Management Sellers party thereto (incorporated by reference to Annex Z of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).
4.10	Fosun Rollover Agreement, dated as of July 30, 2019, by and between the Company and Fosun Industrial Co., Limited, (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).
4.11	Fosun Director Nomination Agreement, dated as of December 18, 2019, by and among the Company, New Frontier Public Holding Ltd. and Fosun Industrial Co., Limited (incorporated by reference to Exhibit 4.11 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).
4.12	Vivo Director Nomination Agreement, dated as of December 17, 2019, by and among the Company, New Frontier Public Holding Ltd. and Vivo Capital Fund IX (Cayman), L.P. (incorporated by reference to Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).
4.13	Agreement, dated as of July 30, 2019, by and among Vivo Capital Fund IX (Cayman), L.P., New Frontier Public Holding Ltd., the Company, Antony Leung and Carl Wu (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).
4.14	Form of Subscription Agreement, by and between the Company and certain institutions and accredited investors (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38562) filed with the SEC on July 30, 2019).
4.15	Form of Director Nomination Agreement, by and among the Company, New Frontier Public Holding Ltd. and the shareholders party thereto (incorporated by reference to Annex O of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).
4.16	Form of Irrevocable Proxy, by and between New Frontier Public Holding Ltd. and the shareholder party thereto (incorporated by reference to Annex R of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).
4.17	Letter Agreement, dated as of December 17, 2019, by and between New Frontier Public Holding Ltd. and the other parties thereto (incorporated by reference to Annex S of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).
4.18	New Frontier Health Corporation 2019 Omnibus Incentive Plan (incorporated by reference to Annex E of the Company’s definitive proxy statement filed with the SEC on November 27, 2019).
8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Company’s Shell Company Report on Form 20-F (File No. 001-38562), filed with the SEC on December 26, 2019).
12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer
13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer
13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer
15.1	Letter from WithumSmith+Brown, PC, dated January 24, 2020 regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 16.1 to the Company’s Registration Statement on Form F-1 (File No. 333-236079), filed with the SEC on January 24, 2020.
23.1*	Consent of Ernst & Young Hua Ming LLP.
101	Interactive Data Files (XBRL — Related Documents)

*            Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 4, 2021	NEW FRONTIER HEALTH CORPORATION CORP.

	By:	/s/ Roberta Lipson
Name: Roberta Lipson
Title: Chief Executive Officer

Index to Financial Statements

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of New Frontier Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of New Frontier Health Corporation (the “Company” or “Successor”) as of 31 December 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity and cash flows for the year ended 31 December 2020 (the Successor), for the period from 19 December 2019 to 31 December 2019 (the Successor), for the period from 1 January 2019 to 18 December 2019 of Healthy Harmony Holdings, L.P. and its subsidiaries (the “Predecessor”) and for the year ended 31 December 2018 (the Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Successor at 31 December 2020 and 2019, and the results of its operations and its cash flows for the year ended 31 December 2020 and for the period from 19 December 2019 to 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Further, in our opinion, the consolidated financial statements present fairly, in all material respects, the Predecessor’s results of its operations and its cash flows for the period from 1 January 2019 to 18 December 2019 and for the year ended 31 December 2018, in conformity with IFRS.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases on 1 January 2019.

Restatement of the 2019 Financial Statements

As discussed in Note 31 to the consolidated financial statements, the 2019 consolidated financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

F-2

Report of Independent Registered Public Accounting Firm (continued)

Basis for Opinion continued

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

Beijing, the People’s Republic of China

4 June 2021

F-3

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”), except for per share data)

	Notes	Year ended 31 December 2020	Period from 19 December to 31 December 2019 (Restated)	Period from 1 January to 18 December 2019	Year ended 31 December 2018
		Successor (NFH)		Predecessor (HHH)
Revenue	5	2,260,505	80,035	2,369,167	2,058,779

Operating expenses
Salaries, wages and benefits	6	(1,186,715)	(79,215)	(1,346,478)	(1,187,738)
Supplies and purchased medical services		(420,393)	(18,241)	(381,954)	(303,579)
Depreciation and amortization	10,11,12	(425,160)	(14,931)	(329,453)	(138,639)
Lease and rental expenses	12	(2,508)	(739)	(13,167)	(201,670)
Impairment of trade receivables	15	(7,378)	(528)	(6,512)	(16,329)
Other operating expenses		(296,757)	(165,776)	(308,005)	(287,128)
Loss from operations		(78,406)	(199,395)	(16,402)	(76,304)

Other income and expenses
Finance income	7	2,727	779	2,127	2,543
Finance costs	7	(263,810)	(29,503)	(132,730)	(19,420)
Foreign exchange losses		(49,389)	(2,641)	(13,120)	(34,190)
Gain on disposal of subsidiaries		3,558	-	-	-
Liquidation of a foreign operation		-	-	-	26,429
Change in fair value of warrant liabilities	24	(112,729)	(7,592)	-	-
Other (loss)/income, net		(6,097)	(5,798)	171	6,645
Loss before income tax		(504,146)	(244,150)	(159,954)	(94,297)

Income tax (expense)/benefit	8	(27,708)	6,261	(68,424)	(59,749)
Loss for the period		(531,854)	(237,889)	(228,378)	(154,046)

Attributable to:
Owners of the parent		(505,570)	(236,497)	(200,441)	(129,998)
Non-controlling interests		(26,284)	(1,392)	(27,937)	(24,048)
		(531,854)	(237,889)	(228,378)	(154,046)

Loss per share attributed to ordinary equity holders of the parent	9
Basic		(3.85)	(1.80)
Diluted		(3.85)	(1.80)
F-4

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVEINCOME/(LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), except for per share data)

	Notes	Year ended 31 December 2020	Period from 19 December to 31 December 2019 (Restated)	Period from 1 January to 18 December 2019	Year ended 31 December 2018
		Successor (NFH)		Predecessor (HHH)
Loss for the period		(531,854)	(237,889)	(228,378)	(154,046)

Other comprehensive income/(loss)

Other comprehensive income/ (loss) that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations		61,914	2,811	7,934	24,270
Liquidation of a foreign operation		-	-	-	(26,429)
Other comprehensive income/(loss) for the period, net of tax		61,914	2,811	7,934	(2,159)

Total comprehensive loss for the period		(469,940)	(235,078)	(220,444)	(156,205)

Attributable to:
Owners of the parent		(443,656)	(233,686)	(192,507)	(132,157)
Non-controlling interests		(26,284)	(1,392)	(27,937)	(24,048)
		(469,940)	(235,078)	(220,444)	(156,205)
F-5

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of Renminbi (“RMB”), except for number of shares and per share data)

	Notes	31 December 2020	31 December 2019
			(Restated)
NON-CURRENTS ASSETS
Property and equipment	10	2,014,904	1,962,781
Goodwill	13	6,085,650	6,056,253
Intangible assets	11	2,526,777	2,584,893
Investment in an associate		1,000	-
Right-of-use assets	12	1,651,748	1,773,007
Deferred tax assets	19	46,785	59,001
Restricted cash	16	350	350
Other non-current assets		73,021	106,121
Total non-current assets		12,400,235	12,542,406

CURRENT ASSETS
Inventories	14	92,268	56,592
Trade receivables	15	218,971	215,376
Amounts due from related parties	20	10,129	66,923
Prepayments and other current assets		53,509	38,323
Restricted cash	16	-	376,715
Cash and cash equivalents	16	640,429	1,353,300
Total current assets		1,015,306	2,107,229

Total assets		13,415,541	14,649,635

CURRENT LIABILITIES
Trade payables		89,056	99,082
Contract liabilities	5	350,146	270,196
Accrued expenses and other current liabilities	17	425,940	882,158
Amounts due to related parties	20	3,283	4,045
Tax payable		1,260	15,278
Lease liabilities	12	89,181	90,521
Interest-bearing bank borrowings	18	6,027	400,325
Total current liabilities		964,893	1,761,605
F-6

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), except for number of shares and per share data)

	Notes	31 December 2020	31 December 2019
			(Restated)
NET CURRENT ASSETS		50,413	345,624

TOTAL ASSETS LESS CURRENT LIABILITIES		12,450,648	12,888,030

NON-CURRENT LIABILITIES
Interest-bearing bank borrowings	18	2,054,649	2,060,933
Contract liabilities	5	68,577	67,873
Deferred tax liabilities	19	665,962	681,715
Lease liabilities	12	1,595,570	1,661,182
Warrant liabilities	27	385,486	298,192
Other non-current liabilities		9,016	9,358
Total non-current liabilities		4,779,260	4,779,253

Net assets		7,671,388	8,108,777

EQUITY
Equity attributable to owners of the parent
Ordinary shares (US$0.0001 par value; 490,000,000 shares authorized; 131,356,980 shares issued, fully paid and outstanding at 31 December 2020 and 2019, respectively)	21	91	91
Capital surplus		8,284,694	8,252,143
Foreign currency translation reserves		58,294	(3,620)
Accumulated deficit		(881,196)	(375,626)
		7,461,883	7,872,988
Non-controlling interests		209,505	235,789

Total equity		7,671,388	8,108,777
F-7

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”), except for number of shares)

	Attributable to owners of the parent
Successor (NFH)	Ordinary shares		Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	Shares	Amount
At 1 January 2020 (Restated)	131,356,980	91	8,252,143	(3,620)	(375,626)	7,872,988	235,789	8,108,777
Loss for the year	-	-	-	-	(505,570)	(505,570)	(26,284)	(531,854)
Other comprehensive income for the year:
Exchange differences related to foreign operations	-	-	-	61,914	-	61,914	-	61,914
Total comprehensive income/(loss) for the year	-	-	-	61,914	(505,570)	(443,656)	(26,284)	(469,940)
Recognition of share-based compensation expenses (Notes 6, 22)	-	-	692	-	-	692	-	692
Shares subscribed in connection with acquisition of a subsidiary (Note23)	-	-	31,859	-	-	31,859	-	31,859
At 31 December 2020	131,356,980	91	8,284,694	58,294	(881,196)	7,461,883	209,505	7,671,388

F-8

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), except for number of shares)

	Attributable to owners of the parent
Successor (NFH)	Ordinary shares		Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	Shares	Amount
At 19 December 2019 (Restated)	131,356,980	91	8,241,629	(6,431)	(139,129)	8,096,160	237,181	8,333,341
Loss for the period	-	-	-	-	(236,497)	(236,497)	(1,392)	(237,889)
Other comprehensive income for the period:
Exchange differences related to foreign operations	-	-	-	2,811	-	2,811	-	2,811
Total comprehensive income/(loss) for the period	-	-	-	2,811	(236,497)	(233,686)	(1,392)	(235,078)
Recognition of share-based compensation expenses (Notes 6, 22)	-	-	10,514	-	-	10,514	-	10,514
At 31 December 2019 (Restated)	131,356,980	91	8,252,143	(3,620)	(375,626)	7,872,988	235,789	8,108,777

F-9

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), except for number of limited partnership interest units)

	Attributable to owners of the parent
Predecessor (HHH)		Limited partnership interests	Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	Units	Amount
At 1 January 2019	24,444,862	150,550	3,485,320	68,397	(396,235)	3,308,032	31,616	3,339,648
Loss for the period	-	-	-	-	(200,441)	(200,441)	(27,937)	(228,378)
Other comprehensive income for the period:
Exchange differences related to foreign operations	-	-	-	7,934	-	7,934	-	7,934
Total comprehensive income/(loss) for the period	-	-	-	7,934	(200,441)	(192,507)	(27,937)	(220,444)
Recognition of share-based compensation expenses (Notes 6, 22)	-	-	34,403	-	-	34,403	-	34,403
Exercise of share-based compensation (Note 22)	405,349	2,835	(2,620)	-	-	215	-	215
Capital contribution from NFH	-	-	190,300	-	-	190,300	-	190,300
Cancelation of 0.63% of the issued and outstanding limited partnership units (Note 1)	(553,190)	(3,871)	3,871	-	-	-	-	-
At 18 December 2019	24,297,021	149,514	3,711,274	76,331	(596,676)	3,340,443	3,679	3,344,122

F-10

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), except for number of limited partnership interest units)

	Attributable to owners of the parent
Predecessor (HHH)		Limited partnership interests	Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	Units	Amount
At 1 January 2018	24,312,502	149,638	3,457,440	70,556	(266,237)	3,411,397	55,664	3,467,061
Loss for the year	-	-	-	-	(129,998)	(129,998)	(24,048)	(154,046)
Other comprehensive income/(loss) for the year:
Exchange differences related to foreign operations	-	-	-	24,270	-	24,270	-	24,270
Liquidation of a foreign operation	-	-	-	(26,429)	-	(26,429)	-	(26,429)
Total comprehensive loss for the year	-	-	-	(2,159)	(129,998)	(132,157)	(24,048)	(156,205)
Recognition of share-based compensation expenses (Notes 6, 22)	-	-	18,418	-	-	18,418	-	18,418
Exercise of share-based compensation (Note 22)	132,360	912	9,462	-	-	10,374	-	10,374
At 31 December 2018	24,444,862	150,550	3,485,320	68,397	(396,235)	3,308,032	31,616	3,339,648
F-11

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”))

	Notes	Year ended 31 December 2020	Period from 19 December to 31 December 2019 (Restated)	Period from 1 January to 18 December 2019	Year ended 31 December 2018
		Successor (NFH)		Predecessor (HHH)
Cash flows from operating activities
Loss before tax		(504,146)	(244,150)	(159,954)	(94,297)
Adjustments for:
Depreciation and amortization	10,11,12	425,160	14,931	329,453	138,639
Loss on disposal of property and equipment and intangible assets		3,030	1,675	723	355
Covid-19 related rent concessions from lessors	12	(6,846)	-	-	-
Gain on modification of leases	12	(1,816)	-	(89)	-
Impairment of trade receivables	15	7,378	528	6,512	16,329
Share-based compensation	6,22	692	10,514	34,403	18,418
Foreign exchange losses		49,389	2,641	13,120	34,190
Liquidation of a foreign operation		-	-	-	(26,429)
Gain on disposal of subsidiaries		(3,558)	-	-	-
Finance income	7	(2,727)	(779)	(2,127)	(2,543)
Finance costs	7	263,810	29,503	132,730	19,420
Change in fair value of warrant liabilities	24	112,729	7,592	-	-
Changes in working capital:
(Increase)/decrease in inventories		(35,781)	1,318	(600)	(17,489)
(Increase)/decrease in trade receivables, prepayments and other current assets		(34,201)	190,197	(174,485)	(7,529)
Decrease in restricted cash		382,294	-	26,272	1,717
Decrease/(increase) in amounts due from related parties	20	56,794	(66,780)	32,527	(3,742)
(Decrease)/increase in trade payables, contract liabilities, accrued expenses and other current liabilities		(230,314)	(30,357)	181,214	137,433
(Decrease)/ increase in amounts due to related parties		(967)	1,852	(348)	1,841
Changes in other non-current assets and liabilities		4,227	(128)	1,915	(1,019)
Interest received		1,308	1,011	1,979	2,506
Interest paid		(176,723)	-	(30,462)	(21,589)
Income tax paid		(44,517)	-	(76,144)	(65,231)
Net cash flows from/(used in) operating activities		265,215	(80,432)	316,639	130,980

Cash flows from investing activities
Purchases of property and equipment		(309,458)	(43,188)	(337,289)	(517,924)
Purchases of intangible assets		(3,532)	(2,483)	(4,482)	(12,693)
Proceeds from disposal of subsidiaries, net of transaction costs		3,637	-	-	-
Acquisition of a subsidiary, net of cash received	23	(10,336)	-	-	(4,331)
Net cash flows used in investing activities		(319,689)	(45,671)	(341,771)	(534,948)
F-12

NEW FRONTIER HEALTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”))

	Notes	Year ended 31 December 2020	Period from 19 December to 31 December 2019 (Restated)	Period from 1 January to 18 December 2019	Year ended 31 December 2018
		Successor (NFH)		Predecessor (HHH)
Cash flows from financing activities
Proceeds from interest-bearing bank borrowings		-	-	-	126,386
Repayments of interest-bearing bank borrowings		(414,712)	-	(22,097)	(22,751)
Repayments of loans provided by a related party	20	(28,900)	-	-	-
Proceeds from subscription of shares	20	29,557	-	-	-
Lease payments	12	(217,179)	(9,702)	(167,864)	-
Net cash flows (used in)/from financing activities		(631,234)	(9,702)	(189,961)	103,635
Net decrease in cash and cash equivalents		(685,708)	(135,805)	(215,093)	(300,333)
Effect of foreign exchange rate changes, net		(27,163)	(4,895)	5,642	5,034
Cash and cash equivalents, beginning of period		1,353,300	1,494,000	596,613	891,912

Cash and cash equivalents, end of period		640,429	1,353,300	387,162	596,613
F-13

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

The registration statement for the Company’s Initial Public Offering (“IPO”) was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on 27 June 2018. On 3 July 2018, the Company consummated its IPO of 28,750,000 units, each consisting of one Class A ordinary share and one-half of one public warrant (or 14,375,000 public warrants), generating gross proceeds of US$287.5 million. Concurrently with its IPO, the Company consummated the sale of 7,750,000 warrants at a price of US$1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of US$7.75 million. The Company has neither engaged in any operations nor generated revenues from the date of incorporation through 18 December 2019.

Healthy Harmony Holdings, L.P. (“HHH”, the “Partnership”) was established in Cayman Islands on 29 July 2013 as a limited partnership. Healthy Harmony GP, Inc. (“HH GP”) is the sole general partner of the Partnership, and has neither engaged in any operations nor generated revenues from the date of incorporation through 18 December 2019. The Partnership and its subsidiaries operate healthcare facilities and provide healthcare services under the United Family Healthcare (“UFH”) brand in the People’s Republic of China (the “PRC”).

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

1. General information continued

Information about subsidiaries

Particulars of the Company’s principal subsidiaries are as follows:

Entity name	Place and date of incorporation	Registered capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect
Chindex International, Inc. (“Chindex”)*	Delaware, U.S. 17 June 2002	-	-	100%	Investment holding
Beijing United Family Health Center Co., Ltd.	PRC, 25 March 1996	US$2,980	-	100%	Healthcare services
Shanghai United Family Hospital, Co., Ltd.	PRC, 17 July 2002	US$4,120	-	100%	Healthcare services
Beijing United Family Hospital Management Co., Ltd.	PRC, 22 October 2002	RMB10,333	-	100%	Healthcare services
Beijing United Family Hospital Co., Ltd.	PRC, 28 July 2010	US$12,400	-	100%	Healthcare services
Tianjin United Family Hospital Co., Ltd.	PRC, 16 December 2010	US$6,000	-	100%	Healthcare services
Beijing United Family Rehabilitation Hospital Co., Ltd.	PRC, 14 February 2012	US$12,000	-	100%	Healthcare services
Qingdao United Family Hospital Co., Ltd.	PRC, 24 December 2013	US$9,600	-	100%	Healthcare services
Guangzhou United Family Hospital Co., Ltd.	PRC, 27 September 2016	US$40,000	-	100%	Healthcare services
Beijing United Family Jingbei Women and Children Hospital Co., Ltd.	PRC, 28 March 2018	US$16,000	-	100%	Healthcare services
Shanghai Xincheng United Family Hospital Co., Ltd.	PRC, 14 November 2016	US$33,000	-	70%	Healthcare services

*Chindex’s investments comprise of investments in wholly owned subsidiaries, which operate healthcare facilities and provide healthcare services under the UFH brand in the PRC.

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

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which comprise all standards and interpretations approved by the International Accounting Standards Board (“IASB”). These financial statements have been prepared under the historical cost convention, except for warrant liabilities which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise stated.

As a result of the Business Combination, HHH and HH GP are the acquirees and HHH is determined to be the accounting “Predecessor”. HHH was determined to be the accounting “Predecessor” because NFH and HH GP had no operations prior to the Business Combination. Upon the closing of the Business Combination, NFH succeeded all the business and operations of HHH. The Company’s financial statement presentation distinguishes a Predecessor for periods prior to the Closing Date. NFH is the “Successor” for the periods starting from the Closing Date, which includes the consolidated financial results of HHH.

The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for HHH that is based on the fair value of assets acquired and liabilities assumed. See Note 23, Business Combination for further discussion. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor periods and for the Successor periods are presented on a different basis of accounting and are, therefore, not comparable. The historical information of NFH prior to the Business Combination has not been reflected in the Company’s financial statements prior to 19 December 2019, as it was not deemed the Predecessor.

In the accompanying consolidated financial statements, the Successor periods are from 1 January 2020 to 31 December 2020 (“2020 Successor Period”) and 19 December 2019 to 31 December 2019 (“2019 Successor Period”), and the Predecessor periods are from 1 January 2019 to 18 December 2019 (“2019 Predecessor Period”) and 1 January 2018 to 31 December 2018 (“2018 Predecessor Period”). Statement of profit or loss and other comprehensive income/(loss) of NFH prior to the closing of the Business Combination is recorded in the opening accumulated deficit as of 19 December 2019 and not presented separately.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.1	Basis of preparation continued

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for 2020 Successor Period and 2019 Successor Period ended 31 December 2020 and 31 December 2019, respectively, and the financial statements of the Partnership and its subsidiaries for 2019 Predecessor Period and 2018 Predecessor Period ended 18 December 2019 and 31 December 2018, respectively. The Company and its subsidiaries and the Partnership and its subsidiaries are hereinafter collectively referred to as the “Group”. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

Restatement of previously issued consolidated financial statements

The Company has restated its consolidated statement of financial position as at 31 December 2019, consolidated statement of profit or loss and other comprehensive income/(loss), consolidated statement of changes in equity, and the consolidated statement of cash flows for the 2019 Successor Period, to correct a misstatement related to the accounting for warrant instruments.

See Note 31, Restatement of previously issued consolidated financial statements for additional information regarding the restatement adjustments made to the 2019 Successor Period consolidated financial statements.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.2	Changes in accounting policies and disclosures

The Group has adopted the Conceptual Framework for Financial Reporting 2018 and the following revised IFRSs for the first time for the current year’s financial statements.

Amendments to IFRS 3	Definition of a Business
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IFRS 16	Covid-19-Related Rent Concessions (early adopted)
Amendments to IAS 1 and IAS 8	Definition of Material

The nature and impact of Conceptual Framework for Financial Reporting 2018 and the revised IFRSs are described below:

(a)	Conceptual Framework for Financial Reporting 2018 (the “Conceptual Framework”) sets out a comprehensive set of concepts for financial reporting and standard setting, and provides guidance for preparers of financial statements in developing consistent accounting policies and assistance to all parties to understand and interpret the standards. The Conceptual Framework includes new chapters on measurement and reporting financial performance, new guidance on the derecognition of assets and liabilities, and updated definitions and recognition criteria for assets and liabilities. It also clarifies the roles of stewardship, prudence and measurement uncertainty in financial reporting. The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The Conceptual Framework did not have any significant impact on the financial position and performance of the Group.

(b)	Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has applied the amendments prospectively to transactions or other events that occurred on or after 1 January 2020. The amendments did not have any impact on the financial position and performance of the Group.

(c)	Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative risk-free rate (“RFR”). The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark introduction of the alternative RFR. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments did not have any impact on the financial position and performance of the Group as the Group does not have any interest rate hedging relationships.
F-19

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.2	Changes in accounting policies and disclosures continued

(d)	Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective for annual periods beginning on or after 1 June 2020 with earlier application permitted and shall be applied retrospectively.

During the year ended 31 December 2020, certain monthly lease payments for the leases of the Group’s buildings have been reduced or waived by the lessors as a result of the pandemic and there are no other changes to the terms of the leases. The Group has early adopted the amendment on 1 January 2020 and elected not to apply lease modification accounting for all rent concessions granted by the lessors as a result of the pandemic during the year ended 31 December 2020. Accordingly, a reduction in the lease payments arising from the rent concessions of RMB6,846 has been accounted for as a variable lease payment by derecognising part of the lease liabilities and crediting to profit or loss for the year ended 31 December 2020.

(e)	Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information, or both. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The amendments did not have any significant impact on the financial position and performance of the Group.
F-20

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.3	Standards issued but not yet effective

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 3	Reference to the Conceptual Framework[2]
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform-Phase 2[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
IFRS 17	Insurance Contracts[3]
Amendments to IFRS 17	Insurance Contracts[3,5]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[3]
Amendments to IAS 1	Disclosure of Accounting Policies[3]
Amendments to IAS 8	Disclosure of Accounting Estimates[3]
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use[2]
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract[2]
Annual Improvements to IFRSs 2018-2020	Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41[2]

[1]	Effective for annual periods beginning on or after 1 January 2021
[2]	Effective for annual periods beginning on or after 1 January 2022
[3]	Effective for annual periods beginning on or after 1 January 2023
[4]	No mandatory effective date yet determined but available for adoption
[5]	As a consequence of the amendments to IFRS 17 issued in June 2020, IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before 1 January 2023

Further information about those IFRSs that are expected to be applicable to the Group is described below.

Amendments to IFRS 3 are intended to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting issued in June 2018 without significantly changing its requirements. The amendments also add to IFRS 3 an exception to its recognition principle for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC-Int 21 if they were incurred separately rather than assumed in a business combination, an entity applying IFRS 3 should refer to IAS 37 or IFRIC-Int 21 respectively instead of the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Group expects to adopt the amendments prospectively from 1 January 2022. Since the amendments apply prospectively to business combinations for which the acquisition date is on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.3	Standards issued but not yet effective continued

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative RFR. The Phase 2 amendments provide a practical expedient to allow the effective interest rate to be updated without adjusting the carrying amount when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, if the change is a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis immediately preceding the change. In addition, the amendments permit changes required by the interest rate benchmark reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Any gains or losses that could arise on transition are dealt with through the normal requirements of IFRS 9 to measure and recognize hedge ineffectiveness. The amendments also provide a temporary relief to entities from having to meet the separately identifiable requirement when an RFR is designated as a risk component. The relief allows an entity, upon designation of the hedge, to assume that the separately identifiable requirement is met, provided the entity reasonably expects the RFR risk component to become separately identifiable within the next 24 months. Furthermore, the amendments require an entity to disclose additional information to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. The amendments are effective for annual periods beginning on or after 1 January 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the IASB in December 2015 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now.

Amendments to IAS 1 clarify the requirements for classifying liabilities as current or non-current. The amendments specify that if an entity’s right to defer settlement of a liability is subject to the entity complying with specified conditions, the entity has a right to defer settlement of the liability at the end of the reporting period if it complies with those conditions at that date. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective for annual periods beginning on or after 1 January 2023 and shall be applied retrospectively. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 1 Disclosure of Accounting Policies provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. In assessing the materiality of accounting policy information, both quantitative and qualitative aspects need to be considered. Entity-specific accounting policy information is more useful for users of financial statements than the standardised information. The amendments also add guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments are effective for annual periods beginning on or after 1 January 2023 and shall be applied retrospectively. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.3	Standards issued but not yet effective continued

Amendments to IAS 8 are designed to clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments explain how entities use measurement techniques and inputs to develop accounting estimates and state that these can include estimation and valuation techniques. The amendments clarify that not all estimates will meet the definition of an accounting estimate, but rather may refer to inputs used in developing accounting estimates. The amendments are effective for annual periods beginning on or after 1 January 2023 and shall be applied retrospectively. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 16 prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling any such items, and the cost of those items, in profit or loss. The amendments are effective for annual periods beginning on or after 1 January 2022 and shall be applied retrospectively only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 37 clarify that for the purpose of assessing whether a contract is onerous under IAS 37, the cost of fulfilling the contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract include both the incremental costs of fulfilling that contract (e.g., direct labour and materials) and an allocation of other costs that relate directly to fulfilling that contract (e.g., an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract as well as contract management and supervision costs). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual periods beginning on or after 1 January 2022 and shall be applied to contracts for which an entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. Earlier application is permitted. Any cumulative effect of initially applying the amendments shall be recognized as an adjustment to the opening equity at the date of initial application without restating the comparative information. The amendments are not expected to have any significant impact on the Group’s financial statements.

Annual Improvements to IFRSs 2018-2020 sets out amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41. Details of the amendments that are expected to be applicable to the Group are as follows:

•	IFRS 9 Financial Instruments: clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual periods beginning on or after 1 January 2022. Earlier application is permitted. The amendment is not expected to have a significant impact on the Group’s financial statements.

•	IFRS 16 Leases: removes the illustration of payments from the lessor relating to leasehold improvements in Illustrative Example 13 accompanying IFRS 16. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.
F-23

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies

Investment in an associate

An associate is an entity in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The Group’s investment in an associate is stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. The Group’s share of the post-acquisition results of an associate is included in the consolidated statement of profit or loss and other comprehensive income/(loss).

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

The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGU”), or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

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

Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss.

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

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

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

Expenditure incurred after items of property and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

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

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end. An item of property and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress (“CIP”) represents leasehold improvements under construction and equipment pending for installation, and is stated at cost less any impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the asset is ready for its intended use that is eligible for capitalization. CIP is transferred to property and equipment when the CIP is ready for its intended use.

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

(b) Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

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

Leases (applicable before 1 January 2019)

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to profit or loss on the straight-line basis over the lease terms.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Fair value measurement

The Group measures warrant liabilities at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. The Group bases its impairment calculation on detailed budgets and forecast calculations, which are presented separately for each of the Group’s CGUs to which individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Impairment of non-financial assets continued

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount of the asset or CGU is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

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

Financial assets continued

Initial recognition and measurement continued

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

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

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

The Group’s financial liabilities include trade and other payables, amounts due to related parties, lease liabilities, warrant liabilities and interest-bearing bank borrowings.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Gains or losses on liabilities designated at fair value through profit or loss are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities at amortised cost

After initial recognition, interest-bearing bank borrowings are subsequently measured at amortized cost, using the EIR method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in profit or loss.

Interest-bearing bank borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

2.	Basis of preparation and significant accounting policies continued

2.4	Summary of significant accounting policies continued

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Inventories

Inventories mainly comprise of pharmacy inventory and hospital consumables. Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs to be incurred to disposal.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

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

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

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
F-32

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

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.

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

Share-based payments

The Partnership operated a share-based compensation scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Partnership’s operations. Employees (including directors) of the Partnership received remuneration in the form of options and restricted share units (“RSUs”) (collectively the “Partnership Awards”), whereby employees rendered services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in Note 22 to the financial statements.

The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

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

For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognized. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

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

Defined contribution plan

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits, etc., through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB172,098, RMB7,969, RMB214,246 and RMB200,970, respectively, for the 2020 Successor Period, 2019 Successor Period, 2019 Predecessor Period and 2018 Predecessor Period, respectively.

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

On consolidation, the assets and liabilities of foreign operations are translated into RMB at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at the weighted average exchange rates for the year.

The resulting exchange differences arising on translation for consolidation are recognized in OCI and accumulated in the foreign currency translation reserve. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

3.	Critical accounting estimates

The preparation of the Group’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

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

(b)	Impairment of goodwill - recoverable amount

In accordance with the Group’s accounting policy, goodwill is allocated to the Group’s CGUs as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually or more frequently if events or changes in circumstance indicated that the carrying amount may be impaired, by comparing the recoverable amount of the CGU and the carrying amount of the CGU. by preparing a formal estimate of the recoverable amount. The recoverable amount is the higher of value in use and the fair value less costs of disposal. The carrying amount of goodwill at 31 December 2020 and 2019 was RMB6,085,650 and RMB 6,056,253, respectively. Similar considerations to those described above in respect of assessing the recoverable amount of non-financial assets also apply to goodwill. Further details are given in Note 13.

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

Predecessor periods

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

Successor periods

For management purposes, the Group is organized into business units based on their stage of development, services and geographic location, and has three reportable operating segments as follows:

(a)	Operating tier 1 assets segment mainly consists of the Group’s existing general hospitals and satellite clinics located in tier 1 cities, such as Beijing and Shanghai, in the PRC.

(b)	Operating tier 2 and other assets segment mainly consists of the Group’s existing general hospitals and clinics located in tier 2 cities, such as Tianjin and Qingdao, in the PRC and the specialized healthcare facilities, such as the rehabilitation hospital.

(c)	Expansion assets segment mainly consists of the Group’s expansion projects and new healthcare facilities opened in recent years.

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on adjusted operating segment earnings before interest, tax, depreciation and amortization (“EBITDA”). Information reported to the CODM, which was identified as the executive committee of the board of directors, for the purposes of resources allocation and performance assessment does not include any assets and liabilities. Accordingly, no segment assets and liabilities are presented.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Year ended 31 December 2020	Operating assets_Tier 1	Operating assets_Tier 2	Expansion assets	Total
Segment revenue (Note 5)
Sales to external customers	1,596,104	302,946	361,455	2,260,505
Intersegment sales				13,809
				2,274,314
Reconciliation:
Elimination of intersegment sales				(13,809)
Revenue				2,260,505
F-39

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

4.	Operating segment information continued

Year ended 31 December 2020	Operating assets_Tier 1	Operating assets_Tier 2	Expansion assets	Total
Segment results	455,990	17,414	(1,314)	472,090
Reconciliation:
Depreciation and amortization				(425,160)
Finance income				2,727
Finance costs				(263,810)
Foreign exchange losses				(49,389)
Transaction related costs of the Business Combination				(7,609)
Share-based compensation				(692)
Headquarter severance costs				(8,965)
Gain on disposal of subsidiaries				3,558
Change in fair value of warrant liabilities				(112,729)
Corporate and other unallocated expenses				(114,167)
Loss before tax				(504,146)

Period from 19 December to 31 December 2019	Operating assets_Tier 1	Operating assets_Tier 2	Expansion assets	Total

Segment revenue (Note 5)
Sales to external customers	54,775	14,523	10,737	80,035
Intersegment sales				4,159
				84,194
Reconciliation:
Elimination of intersegment sales				(4,159)
Revenue				80,035
F-40

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

4.	Operating segment information continued

Period from 19 December to 31 December 2019	Operating assets_Tier 1	Operating assets_Tier 2	Expansion assets	Total
(Restated)
Segment results	6,222	977	(3,934)	3,265
Reconciliation:
Elimination of intersegment results				(2,784)
Depreciation and amortization				(14,931)
Finance income				779
Finance costs				(29,503)
Foreign exchange losses				(2,641)
Transaction costs of the Business Combination				(165,842)
Share-based compensation				(10,514)
Change in fair value of warrant liabilities				(7,592)
Corporate and other unallocated expenses				(14,387)
Loss before tax				(244,150)

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

F-41

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

5.	Revenue from contracts with customers

(i)	Disaggregated revenue information

	Year ended 31 December 2020				Period from 19 December to 31 December 2019				Period from 1 January to 18 December 2019	Year ended 31 December 2018
	Successor (NFH)								Predecessor (HHH)
Segments	Operating assets_Tier 1	Operating assets_Tier 2	Expansion assets	Total	Operating assets_Tier 1	Operating assets_Tier 2	Expansion assets	Total
Type of goods or services
Healthcare services	1,590,141	299,724	346,529	2,236,394	54,330	14,179	10,609	79,118	2,350,210	2,045,013
Others	5,963	3,222	14,926	24,111	445	344	128	917	18,957	13,766
Total revenue from contracts with customers	1,596,104	302,946	361,455	2,260,505	54,775	14,523	10,737	80,035	2,369,167	2,058,779
Timing of revenue recognition:
At a point in time	1,032,292	161,115	210,148	1,403,555	37,949	7,846	5,748	51,543	1,433,987	1,275,375
Over time	563,812	141,831	151,307	856,950	16,826	6,677	4,989	28,492	935,180	783,404
Total revenue from contracts with customers	1,596,104	302,946	361,455	2,260,505	54,775	14,523	10,737	80,035	2,369,167	2,058,779
F-42

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

5.	Revenue from contracts with customers continued

(i)	Disaggregated revenue information continued

Set out below is the reconciliation of the revenue from contracts with customers to the amounts disclosed in the segment information:

	Year ended 31 December 2020				Period from 19 December to 31 December 2019
Segments	Operating assets_Tier 1	Operating assets_Tier 2	Expansion assets	Total	Operating assets_Tier 1	Operating assets_Tier 2	Expansion assets	Total
Revenue from contracts with customers
External customers	1,596,104	302,946	361,455	2,260,505	54,775	14,523	10,737	80,035
Intersegment sales	9,025	3,246	1,538	13,809	3,656	398	105	4,159

Intersegment eliminations	(9,025)	(3,246)	(1,538)	(13,809)	(3,656)	(398)	(105)	(4,159)
Total revenue from contracts with customers	1,596,104	302,946	361,455	2,260,505	54,775	14,523	10,737	80,035
F-43

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

5.	Revenue from contracts with customers continued

(i)	Disaggregated revenue information continued

The following table shows the amounts of revenue recognized in the period that were included in the contract liabilities at the beginning of the period:

	Note	2020	2019
At 1 January		338,069	301,819
Revenue recognized that was included in the contract liabilities at the beginning of the period		(270,196)	(262,733)
Increases due to cash received, excluding amounts recognized as revenue during the period		350,183	298,983
Increase arising from acquisition of a subsidiary	23	667	-
At 31 December		418,723	338,069

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

F-44

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

5.	Revenue from contracts with customers continued

(ii)	Performance obligations continued

The amounts of transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at 31 December 2020 and 2019 are as follows:

	2020	2019
Within one year	350,146	270,196
More than one year	68,577	67,873
	418,723	338,069

The performance obligations expected to be recognized in more than one year relate to rendering of treatment packages that are to be satisfied within three years. All the other remaining performance obligations are satisfied in one year or less at the end of each year.

6.	Salaries, wages and benefits

	Year ended 31 December 2020	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018
	Successor (NFH)		Predecessor (HHH)
Salaries, wages, bonus, and allowances	984,498	58,628	1,057,454	923,782
Housing funds	81,315	2,954	77,732	71,632
Defined contribution benefits	90,783	5,015	136,514	129,338
Welfare and other expenses	29,427	2,104	40,375	44,568
Share-based compensation (Note 22)	692	10,514	34,403	18,418
	1,186,715	79,215	1,346,478	1,187,738

7.	Finance income and costs

An analysis of finance income and costs is as follows:

	Year ended 31 December 2020	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018
	Successor (NFH)		Predecessor (HHH)
Finance costs:
Interest on bank borrowings	162,702	25,787	30,207	27,928
Interest on lease liabilities (Note 12)	102,382	3,716	102,523	-
	265,084	29,503	132,730	27,928
Less: interest capitalized	(1,274)	-	-	(8,508)
	263,810	29,503	132,730	19,420
Finance income:
Interest income	2,727	779	2,127	2,543

Finance costs, net	261,083	28,724	130,603	16,877
F-45

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

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

As a result of the United States tax regulations amendments, the federal statutory income tax rate for the Group’s US subsidiaries is 21% for the 2020 Successor Period, 2019 Successor Period, 2019 Predecessor Period and 2018 Predecessor Period. Dividends payable by the Group’s US subsidiaries, to non-US resident enterprises shall be subject to 30% withholding tax, unless any applicable income tax treaty reduces such rate.

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

	Year ended 31 December 2020	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018
	Successor (NFH)		Predecessor (HHH)
Current
Charge for the period	28,933	(6,130)	75,076	68,918
Under/(over)-provision in prior period	2,834	-	398	49
Deferred (Note 19)	(4,059)	(131)	(7,050)	(9,218)
	27,708	(6,261)	68,424	59,749
F-46

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

A reconciliation of the tax expense applicable to loss before tax at the statutory rates for the jurisdictions in which the majority of the Group’s subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Year ended 31 December 2020	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018
		(Restated)
	Successor (NFH)		Predecessor (HHH)
Loss before tax	(504,146)	(244,150)	(159,954)	(94,297)

Tax expense calculated at the statutory tax rate of 25%	(126,037)	(61,038)	(39,989)	(23,574)
Effect of differing tax rates in different jurisdictions	(37,600)	23,959	10,188	986
Non-taxable income	(1,658)	-	(2,670)	(2,221)
Non-deductible expenses	5,055	5,519	11,221	14,675
Utilization of previously unrecognized tax losses	(1,746)	(201)	(2,123)	(5,872)
Utilization of previously unrecognized deductible temporary differences	-	-	-	(567)
Unrecognized deductible temporary differences	24,446	(6,815)	22,006	21,870
Unrecognized tax losses for the year	86,240	21,340	68,427	55,463
Adjustments in respect of current tax of previous period	2,834	-	398	49
Effect of non-U.S. operations*	272	10,955	(987)	(1,834)
Adoption of IFRS 16	-	-	989	-
PRC withholding tax	5,622	20	964	774
Lower tax rate or exemption of taxable amount for specific provinces or enacted by local authority	(852)	-	-	-
Result of disposal of subsidiaries	(4,068)	-	-	-
Income tax expense/(benefit)	27,708	(6,261)	68,424	59,749

* Due to enactment of the TCJA in December 2017, there is a one-time mandatory transition tax impact on accumulated non-U.S. operations recognized during 2017. For subsequent periods, the current year tax impact of non-U.S. operations will be recognized in the respective current year period.

F-47

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

9.	Loss per share attributed to ordinary equity holders of the parent

The calculation of the basic loss per share amounts is based on the loss for the Successor periods attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 131,356,980 in issue during the Successor periods.

The Group had no potentially dilutive ordinary shares in issue during the Successor periods ended 31 December 2020 and 2019, respectively.

The calculations of basic and diluted loss per share are based on:

	Year ended 31 December 2020	Period from 19 December to 31 December 2019 (Restated)
	Successor (NFH)
Loss
Loss attributable to ordinary equity holders of the parent, used in the basic and diluted loss per share calculation	(505,570)	(236,497)

Shares
Weighted average number of ordinary shares in issue during the period used in the basic and diluted loss per share calculation	131,356,980	131,356,980
F-48

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

10.	Property and equipment

	Leasehold improvements	Medical equipment	Office equipment	Furniture and vehicles	CIP	Total
At 1 January 2020 (Successor)
Cost, net of accumulated depreciation prior to the Closing Date	1,518,694	359,540	56,087	20,012	15,724	1,970,057
Accumulated depreciation after the Closing Date	(4,534)	(1,313)	(1,110)	(319)	-	(7,276)

Net carrying amount	1,514,160	358,227	54,977	19,693	15,724	1,962,781

At 1 January 2020, net of accumulated depreciation	1,514,160	358,227	54,977	19,693	15,724	1,962,781
Additions	9,220	28,207	10,704	2,138	207,133	257,402
Acquisition of a subsidiary (Note23)	2,959	2,303	157	-	-	5,419
Transfers	6,007	1,000	10	42	(7,059)	-
Disposals	(797)	(1,023)	(562)	(14)	(368)	(2,764)
Disposal of subsidiaries	-	(429)	(16)	(14)	-	(459)
Depreciation	(126,513)	(49,865)	(23,910)	(7,187)	-	(207,475)
At 31 December 2020, net of accumulated depreciation	1,405,036	338,420	41,360	14,658	215,430	2,014,904

At 31 December 2020 (Successor)
Cost, net of accumulated depreciation prior to the Closing Date	1,533,894	388,659	65,961	21,988	215,430	2,225,932
Accumulated depreciation after the Closing Date	(128,858)	(50,239)	(24,601)	(7,330)	-	(211,028)

Net carrying amount	1,405,036	338,420	41,360	14,658	215,430	2,014,904
F-49

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

10. Property and equipment continued

	Leasehold improvements	Medical equipment	Office equipment	Furniture and vehicles	CIP	Total
At 1 January 2019 (Predecessor)
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
F-50

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

10.	Property and equipment continued

Interest expenses arising from borrowings attributable to the construction of healthcare facility leasehold improvements capitalized during 2020 Successor Period was RMB1,274 and was included in additions to CIP. The rate used to determine the amount of borrowing costs eligible for capitalization was 6.36%, which was the EIR of the specific borrowing. There was no interest expense capitalized during other periods presented.

Impairment testing of property and equipment

When any indicators of impairment are identified, property and equipment are reviewed for impairment based on each CGU. The CGU is assessed at hospitals and clinics level. The carrying values of these CGUs were compared to the recoverable amounts of the CGUs, which were based predominantly on value in use. Value in use calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Other key assumptions applied in the impairment testing include the expected price of healthcare services, demand for the services, service costs and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopted a rate of 12.0% for impairment testing of property and equipment at both 31 December 2020 and 2019 that reflects specific risks related to the CGUs as discount rate.

There were two CGUs with indicators of impairment identified at the end of 2020 Successor Period. Based on the impairment assessments, management of the Group are of the view that there was no impairment during the periods presented.

F-51

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

11.	Intangible assets

	Brand	Contracts with insurers	Software	Total
At 1 January 2020 (Successor)
Cost, net of accumulated amortization prior to the Closing Date	1,729,200	822,700	35,319	2,587,219
Accumulated amortization after the Closing Date	-	(1,981)	(345)	(2,326)

Net carrying amount	1,729,200	820,719	34,974	2,584,893

Cost at 1 January 2020, net of accumulated amortization	1,729,200	820,719	34,974	2,584,893
Disposal of subsidiaries	-	-	(278)	(278)
Additions	-	-	3,114	3,114
Disposals	-	-	(266)	(266)
Amortization	-	(54,846)	(5,840)	(60,686)

At 31 December 2020, net of accumulated amortization	1,729,200	765,873	31,704	2,526,777
At 31 December 2020 (Successor)
Cost, net of accumulated amortization prior to the Closing Date	1,729,200	822,700	37,856	2,589,756
Accumulated amortization after the Closing Date	-	(56,827)	(6,152)	(62,979)

Net carrying amount	1,729,200	765,873	31,704	2,526,777
F-52

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

11.	Intangible assets continued

	Brand	Contracts with insurers	Software	Total
At 1 January 2019 (Predecessor)
Cost	992,500	92,500	69,511	1,154,511
Accumulated amortization	-	(26,208)	(35,390)	(61,598)

Net carrying amount	992,500	66,292	34,121	1,092,913
Cost at 1 January 2019, net of accumulated amortization	992,500	66,292	34,121	1,092,913
Elimination of Predecessor intangible assets arising from the acquisition of Chindex in 2014	(992,500)	(60,341)	-	(1,052,841)
Addition arising from the Business Combination	1,729,200	822,700	-	2,551,900
Additions	-	-	6,965	6,965
Amortization	-	(7,932)	(6,112)	(14,044)

At 31 December 2019	1,729,200	820,719	34,974	2,584,893

At 31 December 2019 (Successor)
Cost, net of accumulated amortization prior to the Closing Date	1,729,200	822,700	35,319	2,587,219
Accumulated amortization after the Closing Date	-	(1,981)	(345)	(2,326)
Net carrying amount	1,729,200	820,719	34,974	2,584,893
F-53

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

12.	Lease

The Group as a lessee

The Group has lease contracts for hospital and office buildings, vehicles, medical equipment used in its operations. Leases of buildings generally have lease contract terms between 2 and 20 years. Leases of medical equipment generally have lease contract terms between 1.3 and 5 years. Vehicles generally have lease terms of 12 months or less and/or is individually of low value except for one vehicle lease contract with lease term of 1.1 years. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group. The Group has no lease contract that includes extension or termination options. There is a lease contract that includes variable lease payments, which is further discussed below.

(a) Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the periods are as follows:

	Buildings	Medical equipment	Vehicle	Total
As at 1 January 2019 (Predecessor)	1,776,102	-	-	1,776,102
Additions	23,531	-	-	23,531
Fair value adjustment arising from the Business Combination	112,814	-	-	112,814
Revision of lease terms arising from changes in the non-cancellable period of leases	5,351	-	-	5,351
Depreciation charge	(144,791)	-	-	(144,791)
As at 31 December 2019 and 1 January 2020 (Successor)	1,773,007	-	-	1,773,007
Additions	68,111	1,897	516	70,524
Revision of lease terms arising from changes in the non-cancellable period of leases	(34,555)	(229)	-	(34,784)
Depreciation charge	(156,039)	(554)	(406)	(156,999)
As at 31 December 2020 (Successor)	1,650,524	1,114	110	1,651,748
F-54

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

12.	Lease continued

The Group as a lessee continued

(b) Lease liabilities

The carrying amount of the Group’s lease liabilities and the movements during the periods are as follows:

	2020	2019
Carrying amount at 1 January	1,751,703	1,815,187
New leases	70,473	23,531
Revision of lease terms arising from changes in the non-cancellable period of leases	(36,600)	5,262
Accretion of interest recognized during the period	102,382	106,239
Payments	(196,229)	(177,566)
COVID-19 related rent concessions from lessors	(6,846)	-
Accrued but unpaid rent	(132)	(20,950)

Carrying amount at 31 December	1,684,751	1,751,703
Analyzed into:
Current portion	89,181	90,521
Non-current portion	1,595,570	1,661,182

The maturity analysis of lease liabilities is disclosed in Note 28 to the financial statements.

As disclosed in note 2.2 to the financial statements, the Group has early adopted the amendment to IFRS 16 and applied the practical expedient to all eligible rent concessions granted by the lessors for leases of certain buildings during the year.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

12.	Lease continued

The Group as a lessee continued

(c) The amounts recognized in profit or loss in relation to leases are as follows:

	Year ended 31 December 2020	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019
	Successor (NFH)		Predecessor (HHH)
Interest on lease liabilities	102,382	3,716	102,523
Depreciation charge of right-of-use assets	156,999	5,329	139,462
Expense relating to short-term leases (included in lease and rental expenses)	8,361	730	12,533
Expense relating to leases of low-value assets (included in lease and rental expenses)	993	9	634

COVID-19 related rent concessions from lessors	(6,846)	-	-
Total amount recognized in profit or loss	261,889	9,784	255,152

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

	Year ended 31 December 2020	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019
	Successor (NFH)		Predecessor (HHH)
Fixed rent	183,075	9,702	147,864
COVID-19 related rent concessions from lessors	(6,846)	-	-
Variable rent with minimum payment	20,000	-	20,000

	196,229	9,702	167,864

(e) The total cash outflow for lease is disclosed in Note 24(c) to the financial statements.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

13.	Goodwill

At 1 January 2019 (Predecessor)	1,121,138
Elimination of Predecessor goodwill arising from the acquisition of Chindex in 2014	(1,121,138)
Acquisition arising from the Business Combination (Note 23)	6,056,253

At 31 December 2019 (Successor)	6,056,253
Acquisition of a subsidiary (Note 23)	32,789
Disposal of a subsidiary	(3,392)

At 31 December 2020 (Successor)	6,085,650

Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill and brand with indefinite useful life acquired through the Business Combinations are allocated to the following CGUs for impairment testing:

•	Operating assets_Tier 1
•	Operating assets_Tier 2
•	Expansion assets

The recoverable amounts of the CGUs above have been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by management. The discount rate applied to the cash flow projections is 12.0% at both 31 December 2020 and 2019. The growth rate used to extrapolate the cash flows beyond the five-year period at 31 December 2020 and 2019 is both 3%, which does not exceed the long-term average growth rate of the healthcare industry.

The carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each of the CGUs are as follows:

	Operating assets_Tier 1		Operating assets_Tier 2		Expansion assets		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Carrying amount of goodwill	3,596,102	3,596,102	361,449	364,841	2,128,099	2,095,310	6,085,650	6,056,253
Carrying amount of brand with indefinite useful life	939,200	939,200	222,500	222,500	567,500	567,500	1,729,200	1,729,200

Assumptions were used in the value in use calculation of the CGUs at the end of 2020 and 2019. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill and intangible assets with indefinite useful lives:

Budgeted revenue and operating expenses – The basis used to determine budgeted revenue and operating expenses are the amounts in the year preceding the beginning of the budget period, which is adjusted over the budget period for anticipated efficiency improvements and expected market development.

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

14.	Inventories

	2020	2019
Pharmacy inventory	70,265	34,783
Hospital consumables	19,446	20,314
Others	2,557	1,495
	92,268	56,592

No impairment was recognized as an expense for inventories carried at net realizable value during the periods presented.

15.	Trade receivables

	2020	2019
Trade receivables	278,547	280,250
Impairment	(59,576)	(64,874)
	218,971	215,376

The Group assesses a patient’s ability to pay based on the patient’s financial capacity and intention to pay considering all relevant facts and circumstances, including pre-clearing with the patient’s respective insurance company, and past experiences with that patient or patient class. For certain patient classes, the Group requires substantial upfront deposits or full payment before the patient is discharged. Therefore, the Group concludes that collectability is probable for each patient based on its procedures performed prior to accepting each patient and on its historical experience with each patient class while also accepting that there is some credit risk inherent with some patient classes. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. The trade receivables are predominantly due from creditworthy insurance companies. The remaining debtors are individual patients. The Group does not hold any collateral as security. There is no concentration of credit risk with respect to trade receivables because no individual debtor contributed more than 10% of the Group’s trade receivables as at 31 December 2020 and 2019.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

15.	Trade receivables continued

An aging analysis of trade receivables at the end of reporting periods, based on the revenue recognition date and net of loss allowance is as follows:

	2020	2019
Within 3 months	163,664	159,152
3 months – 6 months	20,968	22,469
6 months – 9 months	7,766	11,245
9 months – 1 year	3,872	6,241
1 – 2 years	15,049	15,712
2 – 3 years	7,652	557

	218,971	215,376

The movements in the loss allowance for impairment of trade receivables are as follows:

At 1 January 2020 (Successor)	64,874
Impairment losses	7,378
Amount written off as uncollectible	(12,676)

At 31 December 2020 (Successor)	59,576

At 1 January 2019 (Predecessor)	75,296
Impairment losses	7,040
Amount written off as uncollectible	(17,462)

At 31 December 2019 (Successor)	64,874

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

15.	Trade receivables continued

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Past due
31 December 2020	Within 3 months	3-6 months	6-9 months	9-12 months	1-2 years	2-3 years	Total
Expected credit loss rate	5.32%	17.19%	31.92%	40.84%	55.71%	73.09%	21.39%
Gross carrying amount	172,860	25,321	11,407	6,545	33,978	28,436	278,547
Expected credit losses	9,196	4,353	3,641	2,673	18,929	20,784	59,576

		Past due
31 December 2019	Within 3 months	3-6 months	6-9 months	9-12 months	1-2 years	2-3 years	Total
Expected credit loss rate	3.78%	17.41%	31.38%	41.75%	60.56%	97.31%	23.15%
Gross carrying amount	165,401	27,205	16,388	10,714	39,834	20,708	280,250
Expected credit losses	6,249	4,736	5,143	4,473	24,122	20,151	64,874
F-61

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

16.	Cash and cash equivalents

	Notes	2020	2019
Cash and bank balances	(a)	640,429	1,353,300
Cash and cash equivalents		640,429	1,353,300

Restricted cash
Current	(b)	-	376,715
Non-current		350	350

Restricted cash		350	377,065

Notes:

(a)	Cash and cash equivalents amounting to RMB242,317 and RMB1,097,448 at 31 December 2020 and 2019 were denominated in US$, respectively.

(b)	Restricted cash mainly represented deposits pledged for interest-bearing bank borrowings.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and restricted cash are deposited with creditworthy banks with no recent history of default.

17.	Accrued expenses and other current liabilities

	Note	2020	2019
Payables for purchases of property and equipment		197,369	279,285
Accrued expenses		112,023	118,515
Payroll and welfare payable		64,810	144,267

Withholding tax, value added taxes and surcharges payable	(a)	33,443	195,273
Interest payable		4,112	34,348
Accrued rent		3,855	23,496
Transaction costs payable		2,647	79,480
Others		7,681	7,494

		425,940	882,158

(a)	The balance at 31 December 2019 includes RMB147,632 individual income withholding tax associated with employees’ share options exercise and vesting of RSUs during 2019 Predecessor Period.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

18.	Interest-bearing bank borrowings

	2020	2019
Current
-Secured	6,027	400,325
Non-current
-Secured	2,054,649	2,060,933

	2,060,676	2,461,258

	2020	2019
Maturity profile of the bank borrowings:
Within 1 year	6,027	400,325
Between 1 and 2 years	100,089	6,130
Between 2 and 5 years	909,190	489,440
Over 5 years	1,045,370	1,565,363

	2,060,676	2,461,258

(a)	The interest-bearing bank borrowings were all RMB denominated. The weighted average annual interest rate for the 2020 Successor Period, 2019 Successor Period and 2019 Predecessor Period was 5.26% to 7.08%, 6.64% to 6.97%, and 2.15% to 7.82%, respectively.

(b)	All the bank borrowings are secured by:

	Note	2020	2019
Equity interest in subsidiaries		2,060,676	2,066,948
Restricted cash and equity interest in a subsidiary	(c)	-	394,310

		2,060,676	2,461,258

(c)	In accordance with the International Finance Corporation (“IFC”) loan agreement dated 27 January 2017, IFC has the right to accelerate the prepayment of the outstanding loan amount upon a change in control event including the Business Combination (hereinafter referred to as the “Prepayment”). On 17 December 2019, IFC gave a written consent, consenting to the Business Combination, and the Prepayment within four months after the completion of the Business Combination. In conjunction with the Prepayment on 18 December 2019, the Group placed funds amounting to US$54,000 into a security account and incurred Prepayment costs amounting to RMB18,339. There were no other costs, fees or penalties related to the Prepayment. The IFC outstanding loan balance amounted to RMB394,310 as of 31 December 2019, which was included in current interest-bearing bank borrowings. The US$54,000 restricted cash was released along with the repayment of IFC loan in April 2020.

(d)	There were no unutilized banking facilities available at both 31 December 2020 and 2019.
F-63

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

19.	Deferred tax

The movements in deferred tax assets and liabilities during the periods, without taking into account the offsetting of balances, are as follows:

Deferred tax assets

	Tax loss	Impairment of trade receivables	Accrued expense	Leases	Others	Total
At 1 January 2020 (Successor)	1,782	29,882	20,841	6,708	927	60,140
Credited /(debited) to income statement	4,875	(5,776)	(14,744)	3,447	12	(12,186)

Gross deferred tax assets at 31 December 2020 (Successor)	6,657	24,106	6,097	10,155	939	47,954

	Tax loss	Impairment of trade receivables	Accrued expense	Property and equipment	Leases	Others	Total
At 1 January 2019 (Predecessor)	2,768	31,168	19,936	2,137	-	807	56,816

Elimination of Predecessor deferred tax assets arising from the acquisition of Chindex in 2014	-	-	-	(1,904)	-	-	(1,904)
(Debited)/credited to income statement	(986)	(1,286)	905	(233)	6,708	120	5,228

Gross deferred tax assets at 31 December 2019 (Successor)	1,782	29,882	20,841	-	6,708	927	60,140
F-64

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

19.	Deferred tax continued

Deferred tax liabilities

	Brand	Contracts with insurers	Property and equipment	Leases	Others	Total
At 1 January 2020 (Successor)	(432,300)	(205,179)	(16,627)	(28,177)	(571)	(682,854)

Acquisition of a subsidiary (Note23)	-	-	(522)	-	-	(522)
Credited to income statement	-	13,712	385	2,046	102	16,245

Gross deferred tax liabilities at 31 December 2020 (Successor)	(432,300)	(191,467)	(16,764)	(26,131)	(469)	(667,131)

	Brand	Contracts with insurers	Property and equipment	Leases	Others	Total
At 1 January 2019 (Predecessor)	(248,125)	(16,572)	(795)	-	(290)	(265,782)

Elimination of Predecessor deferred tax liabilities arising from the acquisition of Chindex in 2014	248,125	15,085	93	-	-	263,303
Addition arising from the Business Combination	(432,300)	(205,675)	(16,150)	(28,203)	-	(682,328)
Credited/(debited) to income statement	-	1,983	225	26	(281)	1,953

Gross deferred tax liabilities at 31 December 2019 (Successor)	(432,300)	(205,179)	(16,627)	(28,177)	(571)	(682,854)
F-65

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

19.	Deferred tax continued

For presentation purposes, certain deferred tax assets and liabilities have been offset in financial position. The offset amounts are as follows:

	2020	2019
Deferred tax assets	47,954	60,140
Offset with deferred tax liabilities	(1,169)	(1,139)
Net deferred tax assets recognized in the consolidated statement of financial position	46,785	59,001

	2020	2019
Deferred tax liabilities	(667,131)	(682,854)
Offset with deferred tax assets	1,169	1,139
Net deferred tax liabilities recognized in the consolidated statement of financial position	(665,962)	(681,715)

Deferred tax assets have not been recognized in respect of the following items:

	2020	2019
Tax losses	1,112,091	920,192
Deductible temporary differences	97,784	60,763

	1,209,875	980,955

Pursuant to the PRC EIT Law, 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in PRC. The requirement is effective from 1 January 2008 and applies to earnings after 31 December 2007. At 31 December 2020 and 2019, no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company and the Group’s subsidiaries established in PRC. In the opinion of management of the Company, the Group’s earnings will be retained in PRC for the expansion of the Group’s operation, so it is not probable that these subsidiaries will distribute such earnings in the foreseeable future. Deferred income tax assets are recognized for tax losses carried-forward to the extent that realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of RMB278,023 and RMB230,048 in respect of certain PRC subsidiaries’ accumulated tax losses of RMB1,112,091 and RMB920,192 as at 31 December 2020 and 2019 that can be carried forward against future taxable income and will expire between 2021 and 2025, and 2020 and 2024, respectively.

F-66

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

20.	Related party transactions

Name of Related Parties	Relationship with the Group
Successor (NFH)
Fosun Industrial Co., Limited (“Fosun”)	Shareholder with significant influence
Chindex Medical Limited (“CML”)	Subsidiary of Fosun
Ample Up Limited (“Ample”)	Subsidiary of Fosun
Shanghai Fuji Medical Equipment Co., Limited (“Fuji”)	Subsidiary of Fosun
Shanghai Fosun Medical System Co., Limited. (“Fosun Medical”)	Subsidiary of Fosun
Shenzhen Sanjiu Hospital Co., Limited (“Sanjiu Hospital”)	Fellow subsidiary of the Sponsor
Shenzhen New Frontier United Family Hospital (“Shenzhen NF UFH”)	Fellow subsidiary of the Sponsor
Shanghai YD Care Medical Technology Co., Ltd. (“YD Care”)	Fellow subsidiary of the Sponsor
Beijing Youhujia Healthcare Management Co., Ltd. (“Beijing YHJ”)*	Subsidiary of YD Care, associate of the Group
Shanghai Youhujia Health Management Co., Ltd. (“Shanghai YHJ”)	Subsidiary of YD Care
United Foundation for China’s Health (“China UFCH”)	Not-for-profit organization with significant influence by NFH CEO
Shanghai Niufeng Medical Technology Co., Ltd. (“Shanghai Niufeng”)	Fellow subsidiary of the Sponsor
Shanghai Peiyun Medical Technology Co., Ltd. (“Shanghai Peiyun”)	Fellow subsidiary of the Sponsor
Strategic Healthcare Holding Limited (“SHH”)	Fellow subsidiary of the Sponsor
*In April 2020, the Group disposed 80% equity interests in Beijing YHJ to YD Care for a cash consideration of RMB4,000. After the disposal, Beijing YHJ is an associate of the Group. Predecessor (HHH)
TPG Healthy, L.P. (“TPG”)	LP interests holder
Fosun Industrial Co., Limited (“Fosun”)	LP interests holder
Chindex Medical Limited (“CML”)	Subsidiary of Fosun
Ample Up Limited (“Ample”)	Subsidiary of Fosun
Shanghai Fuji Medical Equipment Co., Limited (“Fuji”)	Subsidiary of Fosun
Shanghai Fosun Medical System Co., Limited. (“Fosun Medical”)	Subsidiary of Fosun
F-67

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

20.	Related party transactions continued

(a)	Related party transactions

	Year ended 31 December 2020	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018
	Successor (NFH)		Predecessor (HHH)
Share subscriptions from SHH	29,456	-	-	-
Repayment of related party loan to Shanghai Peiyun	28,900	-	-	-
Purchase of nursing services from Beijing YHJ and Shanghai YHJ	10,170	-	-	-
Purchase of 75% equity of Shanghai Precison Clinic Co., Ltd. (“Precision clinic”) from Shanghai Niufeng	8,000	-	-	-
Management services to Sanjiu Hospital	4,330	148	-	-
Sale of 80% equity of Beijing YHJ to YD Care	4,000	-	-	-
Purchases of medical services from Fuji	1,828	75	1,746	1,006
Donation to China UFCH	864	-	-	-
Sale of medical consumables to China UFCH	350	-	-	-
Purchases of medical services from Fosun Medical	234	83	59	-
Consulting services to Beijing YHJ and Shanghai YHJ	219	-	-	-
Purchases of medical equipment from Ample and CML	85	67	16,865	882
Advances to senior executives	-	63,405	-	14,705
Transaction expense reimbursement to Fosun	-	34,977	-	-
Transaction bonus to senior executives	-	4,553	-	-
Management consulting services from TPG and Fosun	-	-	3,797	3,637

(b)	Related party balances

		2020	2019
Amounts due from related parties:
Sanjiu Hospital and Shenzhen NF UFH		7,965	3,375
YD Care		2,000	-
Beijing YHJ and Shanghai YHJ		164	-
Senior executives	(i)	-	63,405
CML		-	99
Fosun Medical		-	44
		10,129	66,923
Amounts due to related parties:
Beijing YHJ and Shanghai YHJ		2,113	-
Fuji		864	334
Shanghai Peiyun		205	-
Fosun Medical		101	103
Senior executives		-	2,790
TPG and Fosun		-	652
CML		-	166

		3,283	4,045
F-68

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

20.	Related party transactions continued

(b)	Related party balances continued

(i)	Amount due from senior executives at 31 December 2019 was a balance due from a senior executive, which was promptly paid back in January 2020.

All the balances due from and due to related parties as of 31 December 2020 and 2019 were unsecured, and neither past due nor impaired. The credit quality of due from related parties is assessed by reference to the counterparties’ default history. Based on past experience, management of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable for the periods presented.

(c)	Compensation of key management personnel of the Group

	Year ended 31 December 2020	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018
	Successor (NFH)		Predecessor (HHH)
Short term employee benefits	10,443	5,284	19,783	16,526
Post-employment benefits	93	5	145	140
Share-based compensation expense	355	9,555	12,360	13,062
Total compensation paid to key management personnel	10,891	14,844	32,288	29,728
F-69

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

21.	Share capital and capital surplus

Ordinary shares

	Number of shares issued and fully paid	Share Capital
At 31 December 2020 and 2019	131,356,980	91

Preference shares

The Company has 10,000,000 shares authorized with par value of US$0.0001. None of them was issued and outstanding at 31 December 2020 and 2019, respectively.

Share options

Details of the Group’s share option scheme and the share options issued are included in Note 22 to the financial statements.

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

Partnership Awards, whether vested or unvested, that were outstanding immediately prior to the Closing Date were converted into and became NFH Awards. The NFH Awards shall be exercisable for that number of NFH ordinary shares (rounded down to the nearest whole share) equal to the product of (i) the total number of LP Interests subject to the corresponding Partnership Awards, multiplied by (ii) the exchange ratio (the “Exchange Ratio”), which means the purchase price per LP Interest divided by US$10. The exercise price per each NFH Award (rounded up to the nearest whole cent) ranged from US$4.75 to US$6.18 calculated by dividing the exercise price per LP Interest ranging from US$24.0 to US$31.2, by the Exchange Ratio of approximately 5.05. Each NFH Award continues to have, and is subject to, the same remaining terms and conditions as applied to the corresponding Partnership Award immediately prior to the Closing Date.

NFH Awards do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

22	Share-based payments continued

Share options

The Company adopted the 2019 Omnibus Incentive Plan (the “2019 Plan”) on 12 December 2019. The 2019 Plan intends to: (i) encourage the profitability and growth of the Company through short-term and long-term incentives that are consistent with the Company’s objectives; (ii) give participants an incentive for excellence in individual performance; (iii) promote teamwork among participants; and (iv) give the Company a significant advantage in attracting and retaining key employees, directors, and consultants. To accomplish such purposes, the 2019 Plan provides that the Company may grant options, share appreciation rights, restricted shares, restricted share units, performance-based awards (including performance-based restricted shares and restricted share units), other share-based awards, other cash-based awards or any combination of the foregoing (collectively the “Awards”). The 2019 Plan is administered by the board of directors (the “Board”) of the Company or the committee appointed by the Board. The maximum number of shares that are reserved and available for issuance pursuant to Awards granted under the 2019 Plan is 9,815,773. No Awards were granted under 2019 Plan during the periods presented.

The movement of the share options granted to employees of the Group are as follows:

	Notes	Year ended 31 December 2020		Period from 19 December to 31 December 2019		Period from 1 January to 18 December 2019		Year ended 31 December 2018
	Successor (NFH)					Predecessor (HHH)
		Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options
At beginning of period	(a)	4.9	3,849,921	4.9	3,849,921	24.3	1,150,120	24.0	1,140,040
Granted during the Period				-	-	31.2	117,551	28.4	66,000
Forfeited during the Period		6.1	(210,563)	-	-	-	-	24.0	(55,920)
Settled during the Period	(b)		-	-	-	24.8	(505,208)	-	-
At end of period		4.9	3,639,358	4.9	3,849,921	25.0	762,463	24.3	1,150,120
Exercisable at the end of the period			3,381,167		3,280,062		650,000		562,948
F-72

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

22.	Share-based payments continued

Share options continued

(a) The number of NFH options at the beginning of the 2019 Successor Period was calculated by multiplying the number of Partnership options outstanding at the end of 2019 Predecessor Period (or 762,463 options) by the Exchange Ratio of approximately 5.05.

(b) On the Closing Date, NFH paid cash and issued NFH ordinary shares in lieu of full settlement of these fully vested options. The fair value of these fully vested options are included in the purchase consideration of the Business Combination (Note 23).

The weighted average fair value of share options granted under the Plan during 2019 Predecessor Period and 2018 Predecessor Period was US$20.63 and US$16.89, respectively. No share options under the Plan expired during the periods presented. The weighted average remaining contractual life for the share options outstanding as at 31 December 2020 and 2019 was 4.39 years and 5.60 years, respectively. The range of exercise periods for options outstanding at 31 December 2020 and 2019 were both from 30 September 2015 to 31 March 2029. The range of exercise prices for options outstanding at the end of period ended 31 December 2020 and 2019 were both from US$4.75 to US$6.18.

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

The fair value of the NFH option was higher than the Partnership option, resulting in incremental compensation cost amounting to (i) RMB9,327, which was expensed on the Closing Date; and (ii) RMB932, which will be recognized over the remaining requisite service vesting period.

No option was granted during 2020 and 2019 Successor Periods.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

22.	Share-based payments continued

RSUs

The movement of the RSUs granted to the employees of the Group are as follows:

	Notes	Year ended 31 December 2020	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019	Year ended 31 December 2018
		Successor (NFH)		Predecessor (HHH)
At beginning of period	(c)	148,393	148,393	644,060	645,020

Granted during the period		-	-	58,776	27,000
Forfeited during the period		(59,332)	-	-	(27,960)
Exercised during the period		-	-	(400,000)	-
Settled during the period	(d)	-	-	(273,448)	-

At end of period		89,061	148,393	29,388	644,060

(c) The number of NFH RSUs at the beginning of the 2019 Successor Period was calculated by multiplying the number of Partnership RSUs at the end of 2019 Predecessor Period (or 29,388 RSUs) by the Exchange Ratio of approximately 5.05.

(d) On the Closing Date, NFH paid cash and issued NFH ordinary shares in lieu of full settlement of these fully vested RSUs. The fair value of these fully vested RSUs are included in the purchase consideration of the Business Combination (Note 23).

The fair value of the NFH RSU was higher than the Partnership RSU, resulting in incremental compensation cost amounting to (i) RMB156, which was expensed on the Closing Date; and (ii) RMB321, which will be recognized over the remaining requisite service vesting period. The weighted average fair value of RSUs granted during 2019 Predecessor Period and 2018 Predecessor Period was US$39.84 and US$32.81, respectively. The fair value of a RSU is equal to the fair value of the underlying limited partner interests on the date of grant. The weighted average remaining contractual life for the RSUs outstanding as at 31 December 2020 and 2019 was 8.25 years and 9.25 years, respectively.

Others

In 2014, the Partnership granted share options and RSUs to senior executives that contain service vesting conditions. The share options and RSUs generally will become vested either (i) immediately upon grant; or (ii) vest over a one to four-year period. The share options and RSUs were accounted for as equity awards and were fully vested as of 31 December 2017. 5,349 and 132,360 awards were exercised during 2019 Predecessor Period and 2018 Predecessor Period, respectively. All these share options were exercised as of 18 December 2019.

There were no cancellations of any awards during the periods presented. The Group did not have any other share-based award schemes other than those disclosed above.

The share-based compensation expense recognized for all the above-mentioned equity-settled share-based payment transactions amounted to RMB692, RMB10,514, RMB34,403 and RMB18,418, respectively, for the 2020 Successor Period, 2019 Successor Period, 2019 Predecessor Period and 2018 Predecessor Period, respectively.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

23.	Business Combination

Acquisition of Precision Clinic in 2020

On 30 November 2020, the Group acquired a 100% interest in Precision clinic from Shanghai Niufeng and the former minority shareholder, a third-party individual. Precision clinic is a clinic focusing on providing healthcare services. The acquisition was made as part of the Group’s strategy to expand its market share of healthcare in Shanghai. In accordance with the acquisition agreement entered into between the Group and the former shareholders of Precision clinic, the Group paid RMB10,667 in form of cash. Meanwhile, Shanghai Niufeng and the former minority shareholder or their designated related parties should subscribe 117,828 and 39,275 shares of the Company, respectively, at US$8.91, the closing price on 30 November 2020. Therefore, in substance, the acquisition consideration was RMB9,208 in form of ordinary shares of the Company. After the acquisition, Precision clinic should repay the loan to Shanghai Peiyun of RMB22,651, with which Shanghai Peiyun or its designated related party should subscribe 333,611 shares of the Company. The share subscriptions of Shanghai Niufeng and Shanghai Peiyun were prepaid in full by their designated related party, SHH, before 31 December 2020. The share subscription of the former minority shareholder was paid by its designated related party on 4 January 2021. 451,439 and 39,275 ordinary shares of the Company were issued to SHH and a designated related party of the former minority shareholder, respectively, on 5 January 2021.

The fair values of the identifiable assets and liabilities of Precision clinic as at the closing date were as follows:

Fair value recognized on acquisition
Property and equipment	5,419
Inventories	118
Trade receivables	613
Other current assets	153
Other non-current assets	860
Cash and cash equivalents	331
Trade payables	(144)
Contract liabilities	(667)
Accrued expenses and other current liabilities	(637)
Amount due to related parties	(29,105)
Deferred tax liabilities	(522)
Total identifiable net assets at fair value	(23,581)

Goodwill on acquisition	32,789

The fair values of the trade receivables and other receivables as at the date of acquisition amounted to RMB613 and RMB142, respectively, of which nil is expected to be uncollectible.

The Group incurred transaction costs of RMB80 for this acquisition. These transaction costs have been expensed and are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income/(loss).

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

23.	Business Combination continued

Acquisition of Shanghai Precision Clinic Co., Ltd. in 2020 continued

No right-of-use assets or lease liabilities were recognized as the lease of Precision clinic is qualified as short-term lease as of the acquisition date. There were no favourable or unfavourable terms of the leases relative to market terms.

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

Cash and bank balances acquired	331
Net inflow of cash and cash equivalents included in cash flows from investing activities	(10,336)

Transaction costs of the acquisition	(30)

(10,366)

Since the acquisition, Precision clinic contributed RMB474 to the Group’s revenue and RMB719 to the consolidated loss for the year ended 31 December 2020.

Had the combination taken place at the beginning of 2020, the revenue and the loss of the Group for the year ended 2020 would have been RMB2,263,538 and RMB434,223, respectively.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

23.	Business Combination continued

Business Combination in 2019

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

Fair value recognized on acquisition
Property and equipment	1,938,737
Intangible assets	2,585,198
Right-of-use assets	1,778,336
Deferred tax assets	59,483
Other non-current assets	96,585
Inventories	57,910
Trade receivables	248,631
Amounts due from related parties	143
Prepayments and other current assets	264,223
Restricted cash	350
Cash and cash equivalents	387,162
Trade payables	(124,480)
Contract liabilities	(353,267)
Accrued expenses and other current liabilities	(756,814)
Amounts due to related parties	(2,193)
Tax payable	(20,584)
Interest-bearing bank borrowings	(394,333)
Lease liabilities	(1,778,336)
Deferred tax liabilities	(682,328)
Other non-current liabilities	(9,462)
Total identifiable net assets at fair value	3,294,961
Non-controlling interests	(237,237)

Goodwill on acquisition	6,056,253

The fair values of the trade receivables as at the date of acquisition amounted to RMB248,631. The gross contractual amounts of trade receivables were RMB330,439, RMB81,808 of which are expected to be uncollectible.

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
F-77

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

23.	Business Combination continued

Business Combination in 2019 continued

(i) NFH issued 14,657,361 ordinary shares as part of the purchase consideration. The fair value of these NFH ordinary shares was US$10.11 per share, which is the closing price of NFH ordinary shares on the Closing Date.

(ii) 3,998,314 NFH Awards were issued to replace the Partnership Awards (Note 22). The acquisition date fair value of the Partnership Awards attributed to pre-combination service was included in the purchase consideration. The acquisition date fair value of the Partnership Awards attributed to post-combination service, and the Incremental Compensation (Note 2.4) of RMB1,253 is recognized as post-combination remuneration expense in the 2019 Successor Period and thereafter.

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

Cash consideration	(7,941,232)
Cash and bank balances acquired	387,162
Net outflow of cash and cash equivalents included in cash flows from investing activities	(7,554,070)

Transaction costs of the acquisition	(229,057)

(7,783,127)

The Group incurred transaction costs of RMB311,337 for this acquisition. Transaction costs of RMB54,470 related to a bank borrowings and issuance of equity instruments were deducted from the proceeds of the corresponding borrowing and equity securities issued. The remaining RMB256,867 is included in operating expenses.

Since the acquisition, the Partnership contributed RMB80,035 to the Group’s revenue and RMB196,987 to the consolidated loss for the 2019 Successor Period.

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

The Group had non-cash additions to right-of-use assets and lease liabilities of RMB70,524 (2019 Predecessor Period: RMB23,531) and RMB70,473 (2019 Predecessor Period: RMB23,531), respectively, in respect of lease arrangements for buildings during 2020 Successor Period (2019 Successor Period and 2018 Predecessor Period: nil). RMB29,241 were deducted from the cash consideration paid to the senior executives in lieu of full settlement of the advances due to the Partnership upon the completion of the Business Combination (Note 23).

The Group had non-cash changes in fair value of warrant liabilities of RMB112,729 and RMB7,592 during 2020 Successor Period and 2019 Successor Period, respectively.

(b) Changes in liabilities arising from financing activities:

	Year ended 31 December 2020			Period from 19 December to 31 December 2019		Period from 1 January to 18 December 2019		Year ended 31 December 2018
		Successor (NFH)				Predecessor (HHH)
	Amounts due to related parties	Interest-bearing loans and borrowings	Lease liabilities	Interest-bearing loans and borrowings	Lease liabilities	Interest-bearing loans and borrowings	Lease liabilities	Interest-bearing loans and borrowings
At the end of the last period	-	2,461,258	1,751,703	2,071,103	-	407,592	-	279,533
Effect of adoption of IFRS 16	-	-	-	-	-	-	1,815,187	-
At the beginning of the period	-	2,461,258	1,751,703	2,071,103	-	407,592	1,815,187	279,533
Changes from financing cash flows	(28,900)	(414,712)	(217,179)	-	(9,702)	(22,097)	(167,864)	103,635
Foreign exchange movement	-	14,130	-	(4,178)	-	8,838	-	24,424
Interest expense	-	-	102,382	-	3,716	-	102,523	-
New leases	-	-	70,473	-	-	-	23,531	-
Accrued but unpaid rent	-	-	20,818	-	(20,647)	-	(303)	-
Business Combination (Note 23)	29,105	-	-	394,333	1,778,336	-	-	-
Covid-19-related rent concessions	-	-	(6,846)	-	-	-	-	-
Reassessment and revision of lease terms	-	-	(36,600)	-	-	-	5,262	-

At the end of the period	205	2,060,676	1,684,751	2,461,258	1,751,703	394,333	1,778,336	407,592
F-79

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

24.	Notes to the consolidated statement of cash flows continued

(c) Total cash outflow for leases

The total cash outflow for leases included in cash flows is as follows:

	Year ended 31 December 2020	Period from 19 December to 31 December 2019	Period from 1 January to 18 December 2019
	Successor (NFH)		Predecessor (HHH)
Within financing activities	217,179	9,702	167,864
F-80

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

25.	Commitments and contingencies

(a)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but not yet paid were as follows:

	2020	2019
Contracted, but not provided for: Property and equipment	174,370	398,189

(b)	The Group has one lease contract that has not yet commenced as at 31 December 2020. The future lease payments for the non-cancellable lease contract are RMB2,202 due with one year, RMB7,394 due in the second to fifth years, inclusive and RMB nil due after five years.

(c)	Legal proceedings

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

26.	Financial instruments by category

The carrying amounts of each of the categories of financial instruments as at the end of the reporting periods are as follows:

Financial assets

	2020	2019
	Financial assets at amortized cost	Financial assets at amortized cost
Trade receivables	218,971	215,376
Amounts due from related parties	10,129	66,923
Financial assets included in prepayments and other current assets	17,868	10,019
Restricted cash	350	377,065
Cash and cash equivalents	640,429	1,353,300
	887,747	2,022,683

Financial liabilities

As at 31 December 2020

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
Trade payables	89,056	-	89,056
Interest-bearing bank borrowings	2,060,676	-	2,060,676
Lease liabilities	1,684,751	-	1,684,751
Amounts due to related parties	3,283	-	3,283
Financial liabilities included in accrued expenses and other current liabilities	327,687	-	327,687
Warrant liabilities	-	385,486	385,486
	4,165,453	385,486	4,550,939

As at 31 December 2019 (Restated)

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
Trade payables	99,082	-	99,082
Interest-bearing bank borrowings	2,461,258	-	2,461,258
Lease liabilities	1,751,703	-	1,751,703
Amounts due to related parties	4,045	-	4,045
Financial liabilities included in accrued expenses and other current liabilities	542,618	-	542,618
Warrant liabilities	-	298,192	298,192
	4,858,706	298,192	5,156,898
F-82

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

27.	Fair value and fair value hierarchy of financial instruments

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts		Fair values
	2020	2019	2020	2019
		(Restated)		(Restated)
Financial liabilities
Warrant liabilities	385,486	298,192	385,486	298,192

The carrying amount of the interest-bearing borrowings approximate its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The carrying amounts of the Group’s remaining financial instruments, except for the warrant liabilities which are measured at fair value, approximate their fair values due to the short-term maturities of these instruments.

The Group’s finance department headed by the chief financial officer who is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The chief financial officer reports directly to the audit committee. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer. The valuation process and results are discussed with the audit committee once a year for annual financial reporting.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The Company issued 14,375,000 public warrants and 7,750,000 private placement warrants during its IPO (Note 1). On 3 July 2018, the Company has entered into certain forward purchase agreements with certain accredited investors, pursuant to which 4,750,000 forward purchase warrants were issued to such anchor investors in a private placement transaction prior to the Closing Date. The public warrants, private placement warrants and the forward purchase warrants are all subject to the same warrant agreement, and are collectively, hereinafter referred to as “Warrant” or “Warrants”.

Each warrant entitles the holder thereof to subscribe for one ordinary share at a subscription price of US$11.50 per share, subject to adjustment, from the date that is 30 days after the first date on which the Company completed the Business Combination to the date that is 5 years after the date on which the Company completes the Business Combination.

Management assessed the accounting treatment under IFRS 9, Financial Instruments and IAS 32, Financial Instruments: Presentation and concluded the Warrants did not meet the fixed-to-fixed rule under IAS 32.16 (b) (ii). Thus, in the opinion of management, the Warrants are classified as financial liabilities. The warrant liabilities are initially measured at fair value. Changes in fair value are subsequently recognized in profit or loss.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

27.	Fair value and fair value hierarchy of financial instruments continued

The public warrants and the forward purchase warrants are valued using quoted market prices on the New York Stock Exchange under the ticker NFH WS.

Management determines the fair value of the private placement warrants using the Black-Scholes-Merton valuation model (“Valuation Model”). The private warrants are classified as Level 3 as of both 31 December 2020 and 31 December 2019 because of the use of significant unobservable inputs in the Valuation Model. The significant unobservable inputs into the Valuation Model for the private placement warrants are as follows:

	2020	2019

Expected volatility	36.6%	34.4%
Risk–free interest rate	0.26%	1.69%
Expected term (years)	3.97	4.97

The Company’s use of the Valuation Model required the use of the following assumptions:

(1)	The risk-free interest rate assumption was based on the term-matched U.S. Treasury rate, which was commensurate with the contractual term of the private placement warrants, which expire on the earlier of five years after the completion of the Business Combination or liquidation of the Company. An increase in the risk-free interest rate, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.
(2)	The expected term at 31 December 2020 and 31 December 2019 was determined to be approximately 3.97 and 4.97 years, respectively, which is commensurate with the contractual maximum term of the private placement warrants, which expire on the earlier of five years after the completion of the Business Combination or liquidation of the Company. An increase in the expected term, in isolation, would result in an increase in the fair value measurement of the warrant liabilities.
(3)	The expected volatility assumption was based on consideration of the implied volatility from the historical and implied volatility of the Company’s publicly-traded industry peers. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities.

During the periods presented, no Warrants were exercised. At the end of each Successor periods, the Company had 26,875,000 Warrants outstanding, respectively. The exercise in full of such Warrants would, under the present capital structure of the Company, result in the issue of 26,875,000 additional shares.

Fair value hierarchy

The following table illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Liabilities measured at fair value

As at 31 December 2020

	Fair value measurement using
	Quoted prices in active markets (level 1)	Significant Observable inputs (level 2)	Significant unobservable inputs (level 3)	Total

Public warrants and forward purchase warrants	272,039	-	-	272,039
Private placement warrants	-	-	113,447	113,447
Total warrant liabilities	272,039	-	113,447	385,486

27.	Fair value and fair value hierarchy of financial instruments continued

As at 31 December 2019 (Restated)

	Fair value measurement using
	Quoted prices in active markets (level 1)	Significant Observable inputs (level 2)	Significant unobservable inputs (level 3)	Total

Public warrants and forward purchase warrants	204,133	-	-	204,133
Private warrants	-	-	94,059	94,059
	204,133	-	94,059	298,192

The Group did not have any financial assets measured at fair value as at 31 December 2020 or 2019.

There were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for financial liabilities during the periods presented.

Reconciliation of fair value measurements categorized within Level 3 of the fair value hierarchy:

Private placement warrants

Carrying amount at 1 January 2019 (Predecessor) (Restated)	-
Addition arising from the Business Combination	92,116
Net loss from the change in fair value of warrant liabilities recognized in profit or loss	2,227
Net gain from the exchange differences on translation of foreign operations recognized in other comprehensive income	(284)

Carrying amount at 31 December 2019 and 1 January 2020 (Successor) (Restated)	94,059
Net loss from the change in fair value of warrant liabilities recognized in profit or loss	26,941
Net gain from the exchange differences on translation of foreign operations recognized in other comprehensive income	(7,553)

Carrying amount at 31 December 2020 (Successor)	113,447

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

28.	Financial risk management objectives and policies

The Group’s principal financial instruments comprise interest-bearing bank borrowings, restricted cash and cash and cash equivalents. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments and the Group’s policies for managing each of these risks and they are summarized below.

Interest rate risk

During the periods presented, as the Group had no significant interest-bearing assets except for restricted cash, and cash and cash equivalents, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. The bank balances and restricted cash are deposited with creditworthy banks with no recent history of default.

The interest rates are regulated by the People’s Bank of China (“PBOC”) and management closely monitors the fluctuation of such rates periodically. The interest rate risk for the Group’s financial liabilities relate primarily to the Group’s bank borrowings with a floating interest rate.

If interest rates had been 50 basis points higher/lower with all other variables held constant, pre-tax profit/loss for the 2020 Successor Period, 2019 Successor Period, 2019 Predecessor Period and 2018 Predecessor Period would have been RMB16,242, RMB509, RMB1,972 and RMB2,045 lower/higher, respectively, arising mainly as a result of higher/lower interest expense on floating rate borrowings.

Foreign currency risk

The Group has currency exposures primarily from its receivables, payables and cash and cash equivalents denominated in US$ and interest-bearing bank borrowings denominated in RMB from its offshore debt financing. The Group currently does not use any derivative contracts to hedge its exposure to foreign currency risk but management closely monitors the impact of the international foreign currency market on the change of exchange rates. At 31 December 2020 and 2019, if the RMB had strengthened/weakened 1% against the US$ with all other variables held constant, pre-tax loss would have been RMB10,620 and RMB13,748 lower/ higher, respectively.

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

28.	Financial risk management objectives and policies continued

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
F-87

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

28.	Financial risk management objectives and policies continued

Credit risk continued

Maximum exposure and year-end staging

The carrying amounts of the Group’s cash and cash equivalents, restricted cash, and trade receivables represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at 31 December.

As at 31 December 2020	12-month ECLs	Life-time ECLs	Total
	Stage 1	Simplified approach
Trade receivables*	-	278,547	278,547
Amounts due from related parties
-Normal**	10,129	-	10,129
Financial assets included in prepayments and other current assets
-Normal**	17,868	-	17,868
Restricted cash
-Not yet past due	350	-	350
Cash and cash equivalents
-Not yet past due	640,429	-	640,429
	668,776	278,547	947,323

As at 31 December 2019	12-month ECLs	Life-time ECLs	Total
	Stage 1	Simplified approach
Trade receivables*	-	280,250	280,250
Amounts due from related parties
-Normal**	66,923	-	66,923
Financial assets included in prepayments and other current assets
-Normal**	10,019	-	10,019
Restricted cash
-Not yet past due	377,065	-	377,065
Cash and cash equivalents
-Not yet past due	1,353,300	-	1,353,300
	1,807,307	280,250	2,087,557

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

28.	Financial risk management objectives and policies continued

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

Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group in and aggregated by group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, and covenant compliance.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

28.	Financial risk management objectives and policies continued

Liquidity risk continued

The maturity profile of the Group’s financial liabilities as at 31 December 2020 and 2019, based on the contractual undiscounted payments, is as follows:

2020	On demand	Within one year	In the second year	In the third to fifth year	Over five years	Total
Interest-bearing loans and borrowings	-	144,864	236,753	1,250,110	1,097,904	2,729,631
Lease liabilities	-	186,764	185,729	508,260	1,708,341	2,589,094
Trade payables	89,056					89,056
Financial liabilities included in accrued expenses and other current liabilities liabilities	327,687					327,687
Amounts due to related parties	3,283					3,283

2019	On demand	Within one year	In the second year	In the third to fifth year	Over five years	Total
Interest-bearing loans and borrowings	-	550,056	143,023	865,053	1,712,493	3,270,625
Lease liabilities	-	190,041	177,846	516,066	1,868,076	2,752,029
Trade payables	99,082	-	-	-	-	99,082
Financial liabilities included in accrued expenses and other current liabilities liabilities	542,618	-	-	-	-	542,618
Amounts due to related parties	4,045	-	-	-	-	4,045
F-90

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

28.	Financial risk management objectives and policies continued

Liquidity risk continued

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize equity interests holders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to equity interests holders or issue new shares. The Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing bank borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call the borrowings. There have been no breaches of the financial covenants of any interest-bearing borrowings during the periods presented. No changes were made in the objectives, policies or processes for managing capital during the periods presented.

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

The gearing ratios at 31 December were as follows:

	2020	2019
		(Restated)
Total debt (Note 18)	2,060,676	2,461,258
Equity	7,461,883	7,872,988

Total capital	9,522,559	10,334,246

Gearing ratio	21.6%	23.8%

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

29.	Events after the reporting period

On 10 February 2021, the Company announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated 9 February 2021, from a buyer group consisting of the Sponsor, Carnival Investments Limited, a company affiliated with Leung Kam Chung (the “Chairman”), Roberta Lipson and her affiliates (collectively, the “CEO”), Max Rising International Limited, a company affiliated with Carl Wu (the “President”), Ying Zeng (the “COO”), Vivo Capital Fund IX (Cayman), L.P.(“Vivo”), NF SPAC Holding Limited and Sun Hing Associates Limited (together with NF SPAC Holding Limited, “Nan Fung”), Brave Peak Limited (“Shimao”), Aspex Master Fund (“Aspex”), Smart Scene Investment Limited (“Hysan”), and LY Holding Co., Limited (“LY” and, together with the Sponsor, the Chairman, the CEO, the President, the COO, Vivo, Nan Fung, Shimao, Aspex and Hysan, the “Buyer Group”) to acquire all outstanding ordinary shares of the Company not already beneficially owned by members of the Buyer Group or their affiliates in a going-private transaction for US$12.00 per share in cash (the “Proposed Transaction”). The Board subsequently received a clarification from representatives of the Buyer Group indicating that, the Buyer Group intends to also propose to acquire all of the outstanding warrants not already beneficially owned by members of the Buyer Group or their affiliates. The Proposed Transaction, if completed, would result in the Company becoming a privately held company and its ordinary shares would be delisted from the New York Stock Exchange. As at 4 June 2021, the Board has not received from the Buyer Group a proposal to acquire the warrants, nor any indication of the terms and conditions of any such proposal.

On 18 March 2021, the Company announced that the Board has formed a special committee consisting of three independent directors, Dr. Edward Leong Che-hung, Professor Frederick Ma Si-hang and Mr. Lawrence Chia, to consider the Proposed Transaction. Mr. Lawrence Chia serves as the chairman of the Special Committee. As at 4 June 2021, the special committee is still in the process of evaluating the proposal.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

30.	Statement of Financial Position of the Company

Information about financial position of the Company at the end of the reporting period is as follows:

	2020	2019
		(Restated)

ASSETS
Non-current assets
Investments in subsidiaries	8,349,716	9,304,277
Total non-current assets	8,349,716	9,304,277

Current assets
Amounts due from related parties	105,077	7,381,011
Prepayments and other current assets	2,564	280
Cash and cash equivalents	34,120	6,794
Total current assets	141,761	7,388,085

TOTAL ASSETS	8,491,477	16,692,362

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	4,738	4,949
Amounts due to related parties	5,032	8,219,821
Total current liabilities	9,770	8,224,770

Net current assets/(liabilities)	131,991	(836,685)
Total assets less current liabilities	8,481,707	8,467,592

Non-current liabilities
Warrant liabilities	385,486	298,192
Total non-current liabilities	385,486	298,192

Net assets	8,096,221	8,169,400

EQUITY
Share capital	91	91
Capital surplus	8,284,694	8,252,143
Reserves	10,494	(3,748)
Accumulated deficit	(199,058)	(79,086)

Total equity	8,096,221	8,169,400

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

30.	Statement of Financial Position of the Company continued

A summary of the Company’s reserves is as follows:

	Capital surplus	Foreign currency translation reserves	Accumulated deficit	Total
Balance at 19 December 2019 (Restated)	8,241,629	(7,205)	(56,692)	8,177,732
Loss for the period	-	-	(22,394)	(22,394)
Other comprehensive income for the period:
Exchange differences related to foreign operations	-	3,457	-	3,457
Total comprehensive income/(loss) for the period	-	3,457	(22,394)	(18,937)
Recognition of share- based compensation expenses	10,514	-	-	10,514
Balance at 31 December 2019 (Restated)	8,252,143	(3,748)	(79,086)	8,169,309

Loss for the period	-	-	(119,972)	(119,972)
Other comprehensive income for the period:
Exchange differences related to foreign operations	-	14,242	-	14,242
Total comprehensive income/(loss) for the period	-	14,242	(119,972)	(105,730)
Recognition of share- based compensation expenses	692	-	-	692
Subscription of shares in connection with acquisition of a subsidiary	31,859	-	-	31,859
Balance at 31 December 2020	8,284,694	10,494	(199,058)	8,096,130

The Company’s financial statements should be read in conjunction with the Group’s consolidated financial statements.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

31.	Restatement of previously issued consolidated financial statements

As discussed in Note 2, the Company has restated previously issued consolidated financial statements.

The error that caused the Company to conclude that its consolidated financial statements should be restated is the result of a misapplication of the guidance on accounting for warrant instruments, which came to light when the SEC issued a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) dated April 12, 2021 (the “Statement”). The Statement addresses certain accounting and reporting considerations related to warrants similar to those issued by the Company at the consummation of its initial public offering on 3 July 2018 (“Issuance Date”). Management reassessed the accounting treatment under IFRS 9, Financial Instruments and IAS 32, Financial Instruments: Presentation and concluded that the Warrants did not meet the fixed-to-fixed rule under IAS 32.16 (b) (ii). Hence, the Company determined that the 2019 Successor Period consolidated financial statements should be restated to reflect these Warrants as financial liabilities. The Warrants, therefore, should be initially measured at fair value; and changes in fair value are subsequently recognized in profit or loss. See Note 27 for additional information regarding the Warrants.

The restatement adjustments reflect the entries to record the Warrants at fair value as at 19 December 2019, with changes in fair value of the Warrants for the period from the Issuance Date through 18 December 2019 cumulatively recorded in the opening balance of accumulated deficit; and to record the Warrants at fair value as at 31 December 2019, with changes in fair value of the Warrants for the period from 19 December 2019 through 31 December 2019 recorded in the consolidated statement of profit or loss and other comprehensive income/(loss).

The following presents a reconciliation of the consolidated statement of financial position as at 31 December 2019, consolidated statement of profit or loss and other comprehensive income/(loss), consolidated statement of changes in equity, and the consolidated statement of cash flows for the 2019 Successor Period as previously reported to the restated amounts as at 31 December 2019, and for the period from 19 December through 31 December 2019.

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

31.	Restatement of previously issued consolidated financial statements continued

	Consolidated statement of financial position as at 31 December 2019
	As previously reported	Adjustments	Restated

NON-CURRENT ASSETS
Property and equipment	1,962,781	-	1,962,781
Goodwill	6,056,253	-	6,056,253
Intangible assets	2,584,893	-	2,584,893
Investment in an associate	-	-	-
Right-of-use assets	1,773,007	-	1,773,007
Deferred tax assets	59,001	-	59,001
Restricted cash	350	-	350
Other non-current assets	106,121	-	106,121
Total non-current assets	12,542,406	-	12,542,406

CURRENT ASSETS
Inventories	56,592	-	56,592
Trade receivables	215,376	-	215,376
Amounts due from related parties	66,923	-	66,923
Prepayments and other current assets	38,323	-	38,323
Restricted cash	376,715	-	376,715
Cash and cash equivalents	1,353,300	-	1,353,300
Total current assets	2,107,229	-	2,107,229

Total assets	14,649,635	-	14,649,635

CURRENT LIABILITIES
Trade payables	99,082	-	99,082
Contract liabilities	270,196	-	270,196
Accrued expenses and other current liabilities	882,158	-	882,158
Amounts due to related parties	4,045	-	4,045
Tax payable	15,278	-	15,278
Lease liabilities	90,521	-	90,521
Interest-bearing bank borrowings	400,325	-	400,325
Total current liabilities	1,761,605	-	1,761,605

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

31.	Restatement of previously issued consolidated financial statements continued

	Consolidated statement of financial position as at 31 December 2019
	As previously reported	Adjustments	Restated

NET CURRENT ASSETS	345,624	-	345,624

TOTAL ASSETS LESS CURRENT LIABILITIES	12,888,030	-	12,888,030

NON-CURRENT LIABILITIES
Interest-bearing bank borrowings	2,060,933	-	2,060,933
Contract liabilities	67,873	-	67,873
Deferred tax liabilities	681,715	-	681,715
Lease liabilities	1,661,182	-	1,661,182
Warrant liabilities	-	298,192	298,192
Other non-current liabilities	9,358	-	9,358
Total non-current liabilities	4,481,061	298,192	4,779,253

Net assets	8,406,969	(298,192)	8,108,777

EQUITY
Equity attributable to owners of the parent
Ordinary shares (US$0.0001 par value; 490,000,000 shares authorized; 131,356,980 shares issued, fully paid and outstanding at 31 December 2019)	91	-	91
Capital surplus	8,430,405	(178,262)	8,252,143
Foreign currency translation reserves	6,302	(9,922)	(3,620)
Accumulated deficit	(265,618)	(110,008)	(375,626)
	8,171,180	(298,192)	7,872,988
Non-controlling interests	235,789	-	235,789

Total equity	8,406,969	(298,192)	8,108,777

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

31.	Restatement of previously issued consolidated financial statements continued

	Consolidated profit or loss and comprehensive income/(loss) for the period from 19 December to 31 December 2019
	As previously reported	Adjustments	Restated

Revenue	80,035	-	80,035

Operating expenses
Salaries, wages and benefits	(79,215)	-	(79,215)
Supplies and purchased medical services	(18,241)	-	(18,241)
Depreciation and amortization	(14,931)	-	(14,931)
Lease and rental expenses	(739)	-	(739)
Impairment of trade receivables	(528)	-	(528)
Other operating expenses	(165,776)	-	(165,776)
Loss from operations	(199,395)	-	(199,395)

Other income and expenses
Finance income	779	-	779
Finance costs	(29,503)	-	(29,503)
Foreign exchange losses	(2,641)	-	(2,641)
Gain on disposal of subsidiaries	-	-	-
Liquidation of a foreign operation	-	-	-
Change in fair value of warrant liabilities	-	(7,592)	(7,592)
Other (loss)/income, net	(5,798)	-	(5,798)
Loss before income tax	(236,558)	(7,592)	(244,150)

Income tax (expense)/benefit	6,261	-	6,261
Loss for the period	(230,297)	(7,592)	(237,889)

Attributable to:
Owners of the parent	(228,905)	(7,592)	(236,497)
Non-controlling interests	(1,392)	-	(1,392)
	(230,297)	(7,592)	(237,889)

Loss per share attributed to ordinary equity holders of the parent
Basic	(1.74)	(0.06)	(1.80)
Diluted	(1.74)	(0.06)	(1.80)

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

31.	Restatement of previously issued consolidated financial statements continued

	Consolidated profit or loss and comprehensive income/(loss) for the period from 19 December to 31 December 2019
	As previously reported	Adjustments	Restated

Loss for the period	(230,297)	(7,592)	(237,889)

Other comprehensive income/(loss)

Other comprehensive income/ (loss) that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations	1,909	902	2,811
Liquidation of a foreign operation	-	-	-
Other comprehensive income/(loss) for the period, net of tax	1,909	902	2,811

Total comprehensive loss for the period	(228,388)	(6,690)	(235,078)

Attributable to:
Owners of the parent	(226,996)	(6,690)	(233,686)
Non-controlling interests	(1,392)	-	(1,392)
	(228,388)	(6,690)	(235,078)

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

31.	Restatement of previously issued consolidated financial statements continued

	Consolidated statements of changes in equity for the period from 19 December to 31 December 2019
	As previously reported	Adjustments	Restated

As at 19 December 2019
Ordinary shares	91	-	91
Capital surplus	8,419,891	(178,262)	8,241,629
Foreign currency translation reserves	4,393	(10,824)	(6,431)
Accumulated deficit	(36,713)	(102,416)	(139,129)
Total equity attributable to owners of the parent	8,387,662	(291,502)	8,096,160
Non-controlling interests	237,181	-	237,181
Total equity	8,624,843	(291,502)	8,333,341
As at 31 December 2019
Ordinary shares	91	-	91
Capital surplus	8,430,405	(178,262)	8,252,143
Foreign currency translation reserves	6,302	(9,922)	(3,620)
Accumulated deficit	(265,618)	(110,008)	(375,626)
Total equity attributable to owners of the parent	8,171,180	(298,192)	7,872,988
Non-controlling interests	235,789	-	235,789
Total equity	8,406,969	(298,192)	8,108,777

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

31.	Restatement of previously issued consolidated financial statements continued

	Consolidated statement of cash flows for the period from 19 December to 31 December 2019
	As previously reported	Adjustments	Restated
Cash flows from operating activities
Loss before tax	(236,558)	(7,592)	(244,150)
Adjustments for:
Depreciation and amortization	14,931	-	14,931
Loss on disposal of property and equipment and intangible assets	1,675	-	1,675
Covid-19 related rent concessions from lessors	-		-
Gain on modification of leases	-		-
Impairment of trade receivables	528	-	528
Share-based compensation	10,514	-	10,514
Foreign exchange losses	2,641	-	2,641
Liquidation of a foreign operation	-	-	-
Gain on disposal of subsidiaries	-	-	-
Finance income	(779)	-	(779)
Finance costs	29,503	-	29,503
Change in fair value of warrant liabilities	-	7,592	7,592
Changes in working capital:
(Increase)/decrease in inventories	1,318	-	1,318
(Increase)/decrease in trade receivables, prepayments and other current assets	190,197	-	190,197
Decrease in restricted cash	-		-
Decrease/(increase) in amounts due from related parties	(66,780)	-	(66,780)
(Decrease)/increase in trade payables, contract liabilities, accrued expenses and other current liabilities	(30,357)	-	(30,357)
(Decrease)/ increase in amounts due to related parties	1,852	-	1,852
Changes in other non-current assets and liabilities	(128)	-	(128)
Interest received	1,011	-	1,011
Interest paid	-	-	-
Income tax paid	-	-	-
Net cash flows from/(used in) operating activities	(80,432)	-	(80,432)

Cash flows from investing activities
Purchases of property and equipment	(43,188)	-	(43,188)
Purchases of intangible assets	(2,483)	-	(2,483)
Proceeds from disposal of subsidiaries, net of transaction costs	-	-	-
Acquisition of a subsidiary, net of cash received	-	-	-
Net cash flows used in investing activities	(45,671)	-	(45,671)

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

31.	Restatement of previously issued consolidated financial statements continued

	Consolidated statement of cash flows for the period from 19 December to 31 December 2019
	As previously reported	Adjustments	Restated
Cash flows from financing activities
Proceeds from interest-bearing bank borrowings	-	-	-
Repayments of interest-bearing bank borrowings	-	-	-
Repayments of loans provided by a related party	-	-	-
Proceeds from subscription of shares	-	-	-
Lease payments	(9,702)	-	(9,702)
Net cash flows (used in)/from financing activities	(9,702)	-	(9,702)
Net decrease in cash and cash equivalents	(135,805)	-	(135,805)
Effect of foreign exchange rate changes, net	(4,895)	-	(4,895)
Cash and cash equivalents, beginning of period	1,494,000	-	1,494,000

Cash and cash equivalents, end of period	1,353,300	-	1,353,300

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

31.	Restatement of previously issued consolidated financial statements continued

Statement of financial position of the Company

	Consolidated statement of financial position as at 31 December 2019
	As previously reported	Adjustments	Restated

ASSETS
Non-current assets
Investments in subsidiaries	9,304,277	-	9,304,277
Total non-current assets	9,304,277	-	9,304,277

Current assets
Amounts due from related parties	7,381,011	-	7,381,011
Prepayments and other current assets	280	-	280
Cash and cash equivalents	6,794	-	6,794
Total current assets	7,388,085	-	7,388,085

TOTAL ASSETS	16,692,362	-	16,692,362

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	4,949	-	4,949
Amounts due to related parties	8,219,821	-	8,219,821
Total current liabilities	8,224,770	-	8,224,770
		-
Net current assets/(liabilities)	(836,685)	-	(836,685)
Total assets less current liabilities	8,467,592	-	8,467,592

Non-current liabilities
Warrant liabilities	-	298,192	298,192
Total non-current liabilities	-	298,192	298,192

Net assets	8,467,592	(298,192)	8,169,400

EQUITY
Share capital	91	-	91
Capital surplus	8,430,405	(178,262)	8,252,143
Reserves	6,174	(9,922)	(3,748)
Accumulated deficit	30,922	(110,008)	(79,086)
Total equity	8,467,592	(298,192)	8,169,400

NEW FRONTIER HEALTH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares or limited partnership interest units, and per share or unit data)

31.	Restatement of previously issued consolidated financial statements continued

	The Company’s reserves for the period from 19 December to 31 December 2019
	As previously reported	Adjustments	Restated

As at 19 December 2019
Capital surplus	8,419,891	(178,262)	8,241,629
Foreign currency translation reserves	3,619	(10,824)	(7,205)
Accumulated deficit	45,724	(102,316)	(56,592)
Total	8,469,234	(291,402)	8,177,732

As at 31 December 2019
Capital surplus	8,430,405	(178,262)	8,252,143
Foreign currency translation reserves	6,174	(9,922)	(3,748)
Accumulated deficit	30,922	(110,008)	(79,086)
Total	8,467,501	(298,192)	8,169,309

32.	Approval of the consolidated financial statements

The consolidated financial statements were approved and authorised for issue by the board of directors on 4 June 2021.

